Product supplement no. 202-A-I
To prospectus dated November 21, 2008 and
prospectus supplement dated November 21, 2008

Registration Statement No. 333-155535
Dated January 25, 2011
Rule 424(b)(2)

JPMORGAN CHASE & CO.

Notes Linked to the JPMorgan ETF Efficiente 5 Index

General

- JPMorgan Chase & Co. may offer and sell notes linked to the JPMorgan ETF Efficiente 5 Index from time to time. This product supplement no. 202-A-I describes terms that will apply generally to the notes, and supplements the terms described in the accompanying prospectus supplement and prospectus. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply to specific issuances of the notes, including any changes to the terms specified below. We refer to such term sheets and pricing supplements generally as terms supplements. If the terms described in the relevant terms supplement are inconsistent with those described herein or in the accompanying prospectus supplement or prospectus, the terms described in the relevant terms supplement will control.
- The notes are senior unsecured obligations of JPMorgan Chase & Co. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Payment is linked to the JPMorgan ETF Efficiente 5 Index as described below.
- Unless otherwise specified in the relevant terms supplement, cash payment at maturity of principal (or a portion of principal if the relevant terms supplement specifies a Downside Exposure Percentage) plus the Additional Amount*.
- The Additional Amount* will depend on the Index Return and the specific terms of the notes as set forth in the relevant terms supplement. Unless otherwise specified, the Additional Amount* per $1,000 principal amount note will equal (A) $1,000 × the Index Return × the Participation Rate, but will not be less than zero (or the Minimum Return, if applicable) or greater than the Maximum Return, if applicable, or (B) an amount calculated according to the formula in clause A, unless the Index closing level exceeds a specified level (which we refer to as the Knock-Out Level) on one of the days specified in the relevant terms supplement, in which case the Additional Amount* will equal $1,000 × the Knock-Out Rate, or (C) if the Ending Index Level is greater than or equal to the Initial Index Level, a fixed amount specified in the relevant terms supplement (which amount we refer to as the Fixed Payment) and otherwise zero (or the Minimum Return, if applicable).
- In addition to a cash payment at maturity of the applicable principal amount plus the Additional Amount*, if any, the notes may pay interest prior to maturity, as specified in the relevant terms supplement.
- For important information about tax consequences, see "Certain U.S. Federal Income Tax Consequences" beginning on page PS-127.
- Minimum denominations of $1,000 and integral multiples thereof, unless otherwise specified in the relevant terms supplement.
- Investing in the notes is not equivalent to investing directly in the Index, any of the Basket Constituents or any of the securities, commodities, commodity futures contracts or other assets underlying the Basket Constituents.
- The notes will not be listed on any securities exchange unless otherwise specified in the relevant terms supplement.

Key Terms

Index:	The JPMorgan ETF Efficiente 5 Index (the "**ETF Efficiente Index**" or the "**Index**"). The Index is a notional dynamic basket that tracks the excess return of a portfolio of twelve exchange-traded funds (the "**ETF Constituents**"), with dividends reinvested, and the JPMorgan Cash Index USD 3 Month (the "**Cash Constituent**") over the return of the Cash Constituent. We refer to the ETF Constituents and the Cash Constituent together as the "Basket Constituents." The ETF Constituents represent a diverse range of asset classes and geographic regions.
Payment at Maturity:	Unless otherwise specified in the relevant terms supplement, at maturity you will receive a cash payment for each $1,000 principal amount note of $1,000 (or, $1,000 × (1 – Downside Exposure Percentage)), if the relevant terms supplement specifies a Downside Exposure Percentage) plus the Additional Amount*, which may be zero (or may equal the Minimum Return, if applicable).
Additional Amount* (Notes with neither a Knock-Out Level nor a Fixed Payment):	For notes with neither a Knock-Out Level nor a Fixed Payment, the Additional Amount* per $1,000 principal amount note paid at maturity will equal, unless otherwise specified in the relevant terms supplement, $1,000 × the Index Return × the Participation Rate; *provided* that the Additional Amount* will not be less than zero (or the Minimum Return, if applicable) or greater than the Maximum Return, if applicable.
Additional Amount* (Notes with a Knock-Out Level):	For notes with a Knock-Out Level, the Additional Amount* per $1,000 principal amount note paid at maturity will equal, unless otherwise specified in the relevant terms supplement:
	(1) If the Index closing level is less than the Knock-Out Level on each of the days specified in the relevant terms supplement, $1,000 × the Index Return × the Participation Rate; *provided* that the Additional Amount* will not be less than zero (or the Minimum Return, if applicable) or greater than the Maximum Return, if applicable; or
	(2) If the Index closing level is greater than or equal to the Knock-Out Level on any of the days specified in the relevant terms supplement, which we refer to as a Knock-Out Event, $1,000 × the Knock-Out Rate.
Additional Amount* (Notes with a Fixed Payment):	For notes with a Fixed Payment, the Additional Amount* per $1,000 principal amount note paid at maturity will equal:
	(1) If the Ending Index Level is greater than or equal to the Initial Index Level, an amount specified in the relevant terms supplement, which we refer to as the Fixed Payment; or
	(2) If the Ending Index Level is less than the Initial Index Level, zero (or the Minimum Return, if applicable).
Minimum Return:	If applicable, then the amount specified as the Minimum Return in the relevant terms supplement.
Maximum Return:	If applicable, then the Additional Amount* will equal no more than the amount specified as the Maximum Return in the relevant terms supplement.
	* Subject to the impact of a commodity hedging disruption event as described under "General Terms of Notes — Market Disruption Events" and "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event." In the event of a commodity hedging disruption event, we have the right, but not the obligation, to cause the note calculation agent to determine the value of the Additional Amount payable upon maturity prior to, and without regard to the level of the Index on, the Observation Date or any of the Ending Averaging Dates, as the case may be.
Other Terms:	In each case if applicable, the Participation Rate, Knock-Out Level, Knock-Out Rate, Fixed Payment, Interest Rate, Downside Exposure Percentage, Interest Period, Interest Determination Dates and/or Interest Payment Date(s) will be set forth in the relevant terms supplement.
Index Return:	Unless otherwise specified in the relevant terms supplement:

$$\frac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$$

Initial Index Level:	The Index closing level on the pricing date or such other date or dates as specified in the relevant terms supplement, or the arithmetic average of the Index closing levels on each of the Initial Averaging Dates, if so specified in the relevant terms supplement.

(continued on next page)

Investing in the notes involves a number of risks. See "Risk Factors" beginning on page PS-8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this product supplement no. 202-A-I, the accompanying prospectus supplement and prospectus or terms supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

January 25, 2011

Key Terms (Continued)

Ending Index Level: The Index closing level on the Observation Date, or the arithmetic average of the Index closing level on each of the Ending Averaging Dates, or such other date or dates as specified in the relevant terms supplement.

Initial Averaging Dates: As specified, if applicable, in the relevant terms supplement. Any Initial Averaging Date is subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Payment at Maturity."

Index Valuation Date(s): The Index closing level will be calculated on a single date, which we refer to as the Observation Date, or on several dates, each of which we refer to as an Ending Averaging Date, as specified in the relevant terms supplement. We refer to such dates generally as Index Valuation Dates in this product supplement. Any Index Valuation Date is subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Postponement of an Index Valuation Date."

Knock-Out Event: For notes with a Knock-Out Level, the relevant terms supplement may specify any day(s) during the term of the notes as the day(s) on which a Knock-Out Event can occur.

Maturity Date: As specified in the relevant terms supplement. The maturity date of the notes is subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Payment at Maturity."

TABLE OF CONTENTS

We have not authorized anyone to provide any information other than that contained or incorporated by reference in the terms supplement relevant to your investment, this product supplement no. 202-A-I and the accompanying prospectus supplement and prospectus with respect to the notes offered by the relevant terms supplement and this product supplement no. 202-A-I and with respect to JPMorgan Chase & Co. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This product supplement no. 202-A-I, together with the relevant terms supplement and the accompanying prospectus and prospectus supplement, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. The information in the relevant terms supplement, this product supplement no. 202-A-I and the accompanying prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

The notes described in the relevant terms supplement and this product supplement no. 202-A-I are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. You should be aware that the regulations of the Financial Industry Regulatory Authority, or FINRA, and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The relevant terms supplement, this product supplement no. 202-A-I and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

In this product supplement no. 202-A-I, the relevant terms supplement and the accompanying prospectus supplement and prospectus, "we," "us" and "our" refer to JPMorgan Chase & Co., unless the context requires otherwise.

DESCRIPTION OF NOTES

The following description of the terms of the notes supplements the description of the general terms of the debt securities set forth under the headings "Description of Notes" in the accompanying prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. A separate terms supplement will describe the terms that apply to specific issuances of the notes, including any changes to the terms specified below. Capitalized terms used but not defined in this product supplement no. 202-A-I have the meanings assigned in the accompanying prospectus supplement, prospectus and the relevant terms supplement. The term "note" refers to each $1,000 principal amount of our Notes Linked to the JPMorgan ETF Efficiente 5 Index.

General

The notes are senior unsecured obligations of JPMorgan Chase & Co. that are linked to the JPMorgan ETF Efficiente 5 Index (the **"ETF Efficiente Index"** or the **"Index"**). The notes are a series of debt securities referred to in the accompanying prospectus supplement, prospectus and the relevant terms supplement. The notes will be issued by JPMorgan Chase & Co. under an indenture dated May 25, 2001, as may be amended or supplemented from time to time, between us and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as trustee.

Unless otherwise specified in the relevant terms supplement, the notes will not pay interest or a fixed amount at maturity. Instead, at maturity you will receive a payment in cash, the amount of which will vary depending on the performance of the Index over the term of the notes, calculated in accordance with the applicable formula as set out below. Unless otherwise specified in the relevant terms supplement, we will pay you at maturity at least the principal amount of $1,000 (or a portion of the principal amount if the relevant terms supplement specifies a Downside Exposure Percentage) for each $1,000 principal amount note and, if specified in the relevant terms supplement, accrued and unpaid interest and/or a Minimum Return.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The notes are our unsecured and unsubordinated obligations and will rank *pari passu* with all of our other unsecured and unsubordinated obligations.

The notes will be issued in denominations of $1,000 and integral multiples thereof, unless otherwise specified in the relevant terms supplement. The principal amount and issue price of each note is $1,000, unless otherwise specified in the relevant terms supplement. The notes will be represented by one or more permanent global notes registered in the name of The Depository Trust Company, or DTC, or its nominee, as described under "Description of Notes — Forms of Notes" in the prospectus supplement and "Forms of Securities — Global Securities" in the prospectus.

The specific terms of the notes will be described in the relevant terms supplement accompanying this product supplement no. 202-A-I. The terms described in that document supplement those described herein and in the accompanying prospectus and prospectus supplement. If the terms described in the relevant terms supplement are inconsistent with those described herein, the accompanying prospectus or prospectus supplement, the terms described in the relevant terms supplement will control.

Payment at Maturity

The maturity date for the notes will be set forth in the relevant terms supplement and is subject to adjustment if such day is not a business day or if the final Index Valuation Date is postponed as described below. We will specify, in each case if applicable, the Participation Rate, the Downside Exposure Percentage, the Minimum Return, the Maximum Return, the Knock-Out Event, the Knock-Out Level, the Knock-Out Rate, the Fixed Payment, the Initial Averaging Dates, the Observation Date or Ending Averaging Dates and the applicable terms of any such payment terms in the relevant terms supplement. In addition, the notes are subject to the impact of a commodity hedging disruption event. See "General Terms of Notes — Market Disruption Events" and "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event."

Your return on the notes will be linked to the performance of the Index during the term of the notes.

Unless otherwise specified in the relevant terms supplement, at maturity you will receive a cash payment for each $1,000 principal amount note of $1,000 (or $1,000 × (1 − Downside Exposure Percentage)), if the relevant terms supplement specifies a Downside Exposure Percentage) plus the Additional Amount as described below, which amount may be zero unless a Minimum Return applies. **The Additional Amount will be subject to the impact of a commodity hedging disruption event as described under "General Terms of Notes — Market Disruption Events" and "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event."** Unless otherwise specified in the relevant terms supplement, you will not receive less than $1,000 (or $1,000 × (1 − Downside Exposure Percentage)), if the relevant terms supplement specifies a Downside Exposure Percentage) for each $1,000 principal amount note if you hold the notes to maturity.

Subject to the impact of a commodity hedging disruption event, for notes with neither a Knock-Out Level nor a Fixed Payment, the **"Additional Amount"** per $1,000 principal amount note paid at maturity will equal, unless otherwise specified in the relevant terms supplement, $1,000 × the Index Return × the Participation Rate; *provided* that the Additional Amount will not be less than zero (or the Minimum Return, if applicable) or greater than the Maximum Return, if applicable.

The **"Downside Exposure Percentage"** will be a percentage less than 100%, as specified in the relevant terms supplement.

The **"Participation Rate"** will be a percentage, which may be more or less than 100%, as specified in the relevant terms supplement.

The **"Minimum Return,"** if applicable, will be a fixed dollar amount per $1,000 principal amount note as specified in the relevant terms supplement.

The **"Maximum Return,"** if applicable, will be a fixed dollar amount per $1,000 principal amount note as specified in the relevant terms supplement.

Subject to the impact of a commodity hedging disruption event, for notes with a Knock-Out Level, the **"Additional Amount"** per $1,000 principal amount note paid at maturity will equal, unless otherwise specified in the relevant terms supplement:

(1) if the Index closing level is less than the Knock-Out Level on each of the days specified in the relevant terms supplement, $1,000 × the Index Return × the Participation Rate; *provided* that the Additional Amount will not be less than zero (or the Minimum Return, if applicable) or greater than the Maximum Return, if applicable; or

(2) if the Index closing level is greater than or equal to the Knock-Out Level on any of the days specified in the relevant terms supplement, $1,000 × the Knock-Out Rate.

The "**Knock-Out Level**" will be a percentage of the Initial Index Level or a fixed level of the Index as specified in the relevant terms supplement.

The "**Knock-Out Rate**" will be a percentage as specified in the relevant terms supplement.

Unless otherwise specified in the relevant terms supplement, a "**Knock-Out Event**" occurs when the Index closing level is greater than or equal to the Knock-Out Level on any of the days specified in the relevant terms supplement. For example, the terms supplement may specify a single day as the only day on which a Knock-Out Event can occur, or the terms supplement may specify that a Knock-Out Event can occur on any day during the term of the notes.

Subject to the impact of a commodity hedging disruption event, for notes with a Fixed Payment, the "**Additional Amount**" per $1,000 principal amount note paid at maturity will equal:

(1) if the Ending Index Level is greater than or equal to the Initial Index Level, the Fixed Payment; or

(2) if the Ending Index Level is less than the Initial Index Level, zero (or the Minimum Return, if applicable).

The "**Fixed Payment**" is a fixed dollar amount per $1,000 principal amount note as specified in the relevant terms supplement.

The determination of the Additional Amount may be modified in the event of a commodity hedging disruption event. For more information about the impact of a commodity hedging disruption event, see "General Terms of Notes — Market Disruption Events" and "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event."

Unless otherwise specified in the relevant terms supplement, the "**Index Return,**" as calculated by the calculation agent for the notes (the "**note calculation agent**"), is the percentage change in the Index closing level, calculated by comparing the Index closing level on the Observation Date, or the arithmetic average of the Index closing levels on each of the Ending Averaging Dates, or such other date or dates as specified in the relevant terms supplement (the "**Ending Index Level**"), to the Index closing level on the pricing date, or such other date or dates as specified in the relevant terms supplement, or to the arithmetic average of the Index closing levels on each of the Initial Averaging Dates, if so specified in the relevant terms supplement (the "**Initial Index Level**"). The relevant terms supplement will specify the manner in which the Initial Index Level and the Ending Index Level will be determined. The Index Return, unless otherwise specified in the relevant terms supplement, is calculated as follows:

$$\text{Index Return} = \frac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$$

The "**Index closing level**" on any trading day will equal the closing level of the Index, or any Successor Index thereto (as described under "General Terms of Notes — Discontinuation of the ETF Efficiente Index; Alteration of Method of Calculation" in this product supplement no. 202-A-I) published following the regular official weekday close of trading on that trading day. In certain circumstances, the "Index closing level" will be based on the alternative calculation of the Index described under "General Terms of Notes — Discontinuation of the ETF Efficiente Index; Alteration of Method of Calculation" in this product supplement no. 202-A-I.

A "**trading day**" is, unless otherwise specified in the relevant terms supplement, a day, as determined by the note calculation agent, on which (1) trading is generally conducted on the Relevant Exchange for each Basket Constituent composing the Index (other than the JPMorgan Cash Index USD 3 Month (or any successor or substitute cash index included in the Index)) and the principal options and futures exchanges relating to such Basket Constituent and (2) banking institutions in The City of New York are not otherwise authorized or required by law, regulation or executive order to close.

The "**ETF Constituents**" means the exchange-traded funds (each an "**ETF,**" and collectively the "**ETFs**") (or any successor or substitute ETF or index included in the Index) composing the Index. As of January 25, 2011, the ETF Constituents were the SPDR® S&P 500® ETF Trust, iShares® Russell 2000 Index Fund, iShares® MSCI EAFE Index Fund, iShares® Barclays 20+ Year Treasury Bond Fund, iShares® iBoxx $ Investment Grade Corporate Bond Fund, iShares® iBoxx $ High Yield Corporate Bond Fund, iShares® MSCI Emerging Markets Index Fund, iShares® JPMorgan USD Emerging Markets Bond Fund, iShares® Dow Jones Real Estate Index Fund, iShares® S&P GSCI™ Commodity-Indexed Trust, SPDR® Gold Trust and the iShares® Barclays TIPS Bond Fund.

We refer to any ETF Constituent that tracks an equity or bond index or invests primarily in equity or debt securities as an "**Equity/Bond ETF Constituent.**" We refer to any ETF Constituent that tracks a commodity index or invests primarily in commodities or commodity futures contracts as a "**Commodity ETF Constituent.**"

The "**Cash Constituent**" means the JPMorgan Cash Index USD 3 Month (or any successor or substitute cash index included in the Index).

The "**Basket Constituents**" means the ETF Constituents together with the Cash Constituent.

"**Reference Index**" means, with respect to a Basket Constituent that is an ETF, the index, if applicable, underlying such Basket Constituent.

"**Reference Commodity**" means, with respect to an ETF Constituent, each commodity, if applicable, underlying such ETF Constituent.

The "**Initial Averaging Dates,**" if applicable, will be specified in the relevant terms supplement and any such date is subject to adjustment as described below. If an Initial Averaging Date is not a trading day or if there is a market disruption event on such Initial Averaging Date, the applicable Initial Averaging Date will be postponed to the immediately succeeding trading day during which no market disruption event shall have occurred or be continuing. In no event, however, will any Initial Averaging Date be postponed more than ten business days following the date originally scheduled to be such Initial Averaging Date. If the tenth business day following the date originally scheduled to be the applicable Initial Averaging Date is not a trading day or if there is a market disruption event on such tenth business day, the note calculation agent will determine the Index closing level for such Initial Averaging Date on such tenth business day in accordance with the formula for and method of calculating the Index closing level last in effect prior to commencement of the market disruption event (or prior to the non-trading day), using:

(i) the closing price (or, if trading in the relevant Basket Constituent has been materially suspended or materially limited, the note calculation agent's good faith estimate of the closing price that would have prevailed but for such suspension or limitation or non-trading day) on such tenth business day of each Basket Constituent that is an ETF (including any relevant successor or substitute Basket Constituent that is an ETF);

(ii) the official closing price, fixing level, settlement price or any other relevant published trading price or level (or, if trading in the relevant securities, commodities or futures contracts has been materially suspended or materially limited, the note calculation agent's good faith estimate of the closing price, fixing level, settlement price or other trading price or level that would have prevailed but for such suspension or limitation or non-trading day) on such tenth business day of each security, commodity or futures contract most recently composing each Basket Constituent that is an index (including any relevant successor or substitute Basket Constituent that is an index) (other than the JPMorgan Cash Index USD 3 Month); and

(iii)   the deposit rates underlying the Cash Constituent (or, if such deposit rates are not published on such day, the note calculation agent's good faith estimate of such deposit rates) on such tenth business day.

The **"Index Valuation Date(s),"** which will be either a single date, which we refer to as the **"Observation Date,"** or several dates, each of which we refer to as an **"Ending Averaging Date,"** will be specified in the relevant terms supplement and any such date is subject to adjustment as described below.

The **"maturity date"** will be specified in the relevant terms supplement and is subject to adjustment as described below. If the scheduled maturity date (as specified in the relevant terms supplement) is not a business day, then the maturity date will be the next succeeding business day following such scheduled maturity date. If, due to a market disruption event or otherwise, the final Index Valuation Date is postponed so that it falls less than three business days prior to the scheduled maturity date, the maturity date will be the third business day following the final Index Valuation Date, as postponed, unless otherwise specified in the relevant terms supplement. We describe market disruption events under "General Terms of Notes — Market Disruption Events."

We will irrevocably deposit with DTC no later than the opening of business on the applicable date or dates funds sufficient to make payments of the amount payable at maturity and on the Interest Payment Dates, if any, with respect to the notes on such date. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the notes entitled thereto.

A **"business day"** is, unless otherwise specified in the relevant terms supplement, any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in U.S. dollars are not conducted.

Subject to the foregoing and to applicable law (including, without limitation, U.S. federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding notes by tender, in the open market or by private agreement.

Postponement of an Index Valuation Date

Notes with a maturity of more than one year

If an Index Valuation Date is not a trading day or if there is a market disruption event on such Index Valuation Date, the applicable Index Valuation Date will be postponed to the immediately succeeding trading day during which no market disruption event shall have occurred or be continuing. In no event, however, will any Index Valuation Date be postponed more than ten business days following the date originally scheduled to be such Index Valuation Date. If the tenth business day following the date originally scheduled to be the applicable Index Valuation Date is not a trading day or if there is a market disruption event on such tenth business day, the note calculation agent will determine the Index closing level for such Index Valuation Date on such tenth business day in accordance with the formula for and method of calculating the Index closing level last in effect prior to commencement of the market disruption event (or prior to the non-trading day), using:

(i)   the closing price (or, if trading in the relevant Basket Constituent has been materially suspended or materially limited, the note calculation agent's good faith estimate of the closing price that would have prevailed but for such suspension or limitation or non-trading day) on such tenth business day of each Basket Constituent that is an ETF (including any relevant successor or substitute Basket Constituent that is an ETF);

(ii)   the official closing price, fixing level, settlement price or any other relevant published trading price or level (or, if trading in the relevant securities, commodities or futures contracts has been materially suspended or materially limited, the note calculation agent's good faith estimate of the closing price, fixing level, settlement price or other trading price or level that would have prevailed but for such suspension or limitation or non-trading day) on such tenth business day of each security, commodity or futures contract most recently composing each Basket Constituent that is an index (including any relevant successor or substitute Basket Constituent that is an index) (other than the JPMorgan Cash Index USD 3 Month); and

(iii)   the deposit rates underlying the Cash Constituent (or, if such deposit rates are not published on such day, the note calculation agent's good faith estimate of such deposit rates) on such tenth business day.

Notes with a maturity of not more than one year

If an Index Valuation Date is not a trading day or if there is a market disruption event on such Index Valuation Date, the applicable Index Valuation Date will be postponed to the immediately succeeding trading day during which no market disruption event shall have occurred or be continuing. In no event, however, will any Index Valuation Date be postponed more than ten business days following the date originally scheduled to be such Index Valuation Date; *provided* that no Index Valuation Date, as postponed, will produce a maturity date more than one year (counting for this purpose either the issue date or the last possible date that the notes could be outstanding) after the issue date (the last date that could serve as the final Index Valuation Date without causing the maturity date to be more than one year after the issue date, the "**Final Disrupted Valuation Date**"). If the tenth business day following the date originally scheduled to be the applicable Index Valuation Date is not a trading day or if there is a market disruption event on such tenth business day, the note calculation agent will determine the Index closing level for such Index Valuation Date on such tenth business day in accordance with the formula for and method of calculating the Index closing level last in effect prior to commencement of the market disruption event (or prior to the non-trading day), using:

(i)   the closing price (or, if trading in the relevant Basket Constituent has been materially suspended or materially limited, the note calculation agent's good faith estimate of the closing price that would have prevailed but for such suspension or limitation or non-trading day) on such tenth business day of each Basket Constituent that is an ETF (including any relevant successor or substitute Basket Constituent that is an ETF);

(ii)   the official closing price, fixing level, settlement price or any other relevant published trading price or level (or, if trading in the relevant securities, commodities or futures contracts has been materially suspended or materially limited, the note calculation agent's good faith estimate of the closing price, fixing level, settlement price or other trading price or level that would have prevailed but for such suspension or limitation or non-trading day) on such tenth business day of each security, commodity or futures contract most recently composing each Basket Constituent that is an index (including any relevant successor or substitute Basket Constituent that is an index) (other than the JPMorgan Cash Index USD 3 Month); and

(iii)   the deposit rates underlying the Cash Constituent (or, if such deposit rates are not published on such day, the note calculation agent's good faith estimate of such deposit rates) on such tenth business day.

Notwithstanding the foregoing, if any Index Valuation Date has been postponed to the Final Disrupted Index Valuation Date (treating any such Index Valuation Date that is not the final Index Valuation Date as if it were the final Index Valuation Date), and such Final Disrupted Index Valuation Date is not a trading day, or if there is a market disruption event on such Final Disrupted Index Valuation Date, the note calculation agent will determine the Index closing level on such Final Disrupted Index Valuation Date in accordance with the formula for and method of calculating such Index closing level last in effect prior to commencement of the market disruption event (or prior to the non-trading day), using:

(i) the closing price (or, if trading in the relevant Basket Constituent has been materially suspended or materially limited, the note calculation agent's good faith estimate of the closing price that would have prevailed but for such suspension or limitation or non-trading day) on the business day immediately preceding such Final Disrupted Index Valuation Date of each Basket Constituent that is an ETF (including any relevant successor or substitute Basket Constituent that is an ETF);

(ii) the official closing price, fixing level, settlement price or any other relevant published trading price or level (or, if trading in the relevant securities, commodities or futures contracts has been materially suspended or materially limited, the note calculation agent's good faith estimate of the closing price, fixing level, settlement price or other trading price or level that would have prevailed but for such suspension or limitation or non-trading day) on the business day immediately preceding such Final Disrupted Index Valuation Date of each security, commodity or futures contract most recently composing each Basket Constituent that is an index (including any relevant successor or substitute Basket Constituent that is an index) (other than the JPMorgan Cash Index USD 3 Month); and

(iii) the deposit rates underlying the Cash Constituent (or, if such deposit rates are not published on such day, the note calculation agent's good faith estimate of such deposit rates) on the business day immediately preceding such Final Disrupted Index Valuation Date.

For the avoidance of doubt, in no event will any Index Valuation Date occur after the Final Disrupted Index Valuation Date.

Interest Payments

If the relevant terms supplement specifies that the notes will bear interest, the notes will bear interest at the rate per annum, or such other rate or rates, as specified in such terms supplement. Under these circumstances, interest will accrue from the issuance date of the notes to but excluding the maturity date. Interest will be paid in arrears on each date specified in the relevant terms supplement (each such date an **"Interest Payment Date"**) to and including the maturity date, to the holders of record at the close of business on the business day prior to that Interest Payment Date, unless otherwise specified in the relevant terms supplement. Accordingly, the **"Record Date"** for any Interest Payment Date is the business day prior to that Interest Payment Date (rather than the date 15 calendar days prior to that Interest Payment date, as described in the prospectus supplement). Interest on the notes will be calculated based on a 360-day year of twelve 30-day months, unless otherwise specified in the relevant terms supplement. If any day on which a payment of interest or principal is due is not a business day, the payment will be made with the same force and effect on the next succeeding business day, but no additional interest will accrue as a result of the delayed payment, and the next interest payment period will commence as if the payment had not been delayed. If the maturity date is adjusted as the result of a market disruption event, the payment of interest due on the maturity date will be made on the maturity date as adjusted, with the same force and effect as if the maturity date had not been adjusted, but no additional interest will accrue or be payable as a result of the delayed payment.

RISK FACTORS

Your investment in the notes will involve certain risks. The notes may not pay interest and do not guarantee any return of principal prior to maturity unless otherwise specified in the relevant terms supplement. Investing in the notes is not equivalent to investing directly in the Index, any of the Basket Constituents or any of the securities, commodities, commodity futures contracts or other assets underlying the Basket Constituents, as applicable, or any futures contracts or exchange-traded or over-the-counter instruments based on, or other instruments linked to, any of the foregoing. In addition, your investment in the notes entails other risks not associated with an investment in conventional debt securities. **You should consider carefully the following discussion of risks before you decide that an investment in the notes is suitable for you.**

Risks Relating to the Notes Generally

The notes differ from conventional debt securities.

The notes combine features of equity and debt. The terms of the notes differ from those of conventional debt securities in that we may not pay interest on the notes or, if we do pay interest, a significant portion of your total payment at maturity may be based on the performance of the Index rather than the interest rate we will pay you. Where the relevant terms supplement does not provide for interest payments, if the Ending Index Level does not exceed, or in certain cases, equal, the Initial Index Level, and if the Index closing level is less than the Knock-Out Level, if any, on each of the days specified in the relevant terms supplement, at maturity you will receive only $1,000 (plus the Minimum Return, if any) for each $1,000 principal amount note, unless otherwise specified in the relevant terms supplement. Therefore, the return on your investment in the notes may be less than the amount that would be paid on an ordinary debt security. The return at maturity of only the applicable principal amount of each note (plus the Minimum Return, if any) will not compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

The notes are subject to the credit risk of JPMorgan Chase & Co.

The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity or on any other relevant payment dates, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

We or our affiliates may have economic interests adverse to those of the holders of the notes.

JPMS and other affiliates of ours trade the ETF Constituents, the securities, commodities, commodity futures contracts or other assets underlying the Basket Constituents composing the Index and other financial instruments related to the Index, the Basket Constituents or the securities, commodities, commodity futures contracts or other assets underlying the Basket Constituents, on a regular basis, for their accounts and for other accounts under their management. JPMS and these affiliates may also issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments with returns linked to the Index, the Basket Constituents or the securities, commodities, commodity futures contracts or other assets underlying the Basket Constituents. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the notes. Any of these trading activities could potentially affect the level of the Index and, accordingly, could affect the value of the notes and the Additional Amount, if any, payable to you at maturity.

We or our affiliates may currently or from time to time engage in business with companies the securities of which are held by one or more of the Basket Constituents, including extending loans to, or making equity investments in, or providing advisory services to them, including merger and acquisition advisory services. In the course of our business, we or our affiliates may acquire non-public information about the companies, and we will not disclose any such information to you. In addition, one or more of our affiliates may publish research reports or otherwise express views about companies the securities of which are held by one or more of the Basket Constituents. Any prospective purchaser of notes should undertake an independent investigation of each company held by the Basket Constituents as in its judgment is appropriate to make an informed decision with respect to an investment in the notes.

We or our affiliates may also engage in trading activities related to the commodities held by or on which futures contracts held by a Basket Constituent are based or the related futures contracts or options. In the course of this business, we or our affiliates may acquire non-public information about movements in the price levels of such commodities or futures contracts, and we will not disclose any such information to you. In addition, one or more of our affiliates may publish research reports or otherwise express views about the commodities or commodity futures contracts held by the Basket Constituents. Any prospective purchaser of notes should undertake an independent investigation of the commodities or commodity futures contracts held by the Basket Constituents as in its judgment is appropriate to make an informed decision with respect to an investment in the notes.

In the course of our business, we or our affiliates may acquire non-public information about a Basket Constituent or the securities, commodities, commodity futures contracts or other assets underlying such Basket Constituent, and we will not disclose any such information to you. In addition, one or more of our affiliates may publish research reports or otherwise express views about a Basket Constituent or the securities, commodities, commodity futures contracts or other assets underlying such Basket Constituent. Any prospective purchaser of notes should undertake an independent investigation of each Basket Constituent and the securities, commodities, commodity futures contracts or other assets underlying each Basket Constituent as in its judgment is appropriate to make an informed decision with respect to an investment in the notes.

Additionally, we or one of our affiliates may serve as issuer, agent or underwriter for additional issuances of notes with returns linked or related to changes in the level of the Index, the Basket Constituents or the securities or futures contracts underlying the Basket Constituents. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the notes.

We may have hedged our obligations under the notes through certain affiliates or unaffiliated counterparties, who would expect to make a profit on such hedge. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, such hedging may result in a profit that is more or less than expected, or it may result in a loss.

We or one of our affiliates may currently or from time to time engage in trading activities related to the currencies in which the securities held by a Basket Constituent composing the Index are denominated or traded. These trading activities could potentially affect the exchange rates with respect to such currencies and, if currency exchange rate calculations are involved in the calculation of the closing prices of shares of that Basket Constituent, could affect the Index closing levels and, accordingly, the value of the notes.

In the course of our or our affiliates' currency trading activities, we or our affiliates may acquire material nonpublic information with respect to currency exchange rates, and we will not disclose any such information to you. In addition, one or more of our affiliates may produce and/or publish research reports, or otherwise express views, with respect to expected movements in currency exchange rates. We do not make any representation or warranty to any purchaser of notes with respect to any matters whatsoever relating to future currency exchange rate movements and, as applicable, any prospective purchaser of notes should undertake an independent investigation of the foreign currencies in which the securities underlying a Basket Constituent composing the Index are denominated or traded and their related exchange rates as, in its judgment, is appropriate to make an informed decision with respect to an investment in the notes.

JPMS, one of our affiliates, will act as the note calculation agent. The note calculation agent will determine, among other things, the Initial Index Level, the Ending Index Level, the Index closing level on each Index Valuation Date and each Initial Averaging Date, if applicable, the Index Return and the Additional Amount, if any, that we will pay you at maturity as well as whether the Index closing level is greater than or equal to the Knock-Out Level (for notes with a Knock-Out Level), whether the Ending Index Level is equal to or greater than the Initial Index Level and the amount of interest payable, if any, on any Interest Payment Date. The note calculation agent will also be responsible for determining whether a market disruption event has occurred, whether the Index has been discontinued, the Option Value of your notes on the commodity hedging disruption date in the event of a commodity hedging disruption event and whether there has been a material change in the method of calculation of the Index and, if the notes bear interest, whether a day is an Interest Payment Date. In performing these duties, JPMS may have interests adverse to the interests of the holders of the notes, which may affect your return on the notes, particularly where JPMS, as the note calculation agent, is entitled to exercise discretion.

JPMS and its affiliates may have published research, expressed opinions or provided recommendations that are inconsistent with investing in or holding the notes, and may do so in the future. Any such research, opinions or recommendations could affect the value of each of the Basket Constituents or the securities, commodities, commodity futures contracts and other assets underlying the Basket Constituents, and therefore the market value of the notes.

JPMS and its affiliates publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. JPMS and its affiliates may have published research or other opinions that call into question the investment view implicit in an investment in the notes. Any research, opinions or recommendations expressed by JPMS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Basket Constituents and the securities, commodities, commodity futures contracts and other assets underlying the Basket Constituents to which the notes are linked.

The notes may not pay more than the applicable principal amount (plus the Minimum Return, if any), and accrued and unpaid interest, if applicable, at maturity.

If the Ending Index Level is less than, or, in certain cases, equal to the Initial Index Level, and the Index closing level is less than the Knock-Out Level, if any, on all of the days specified in the relevant terms supplement, you will receive only the applicable interest payments, if any, set forth in the terms supplement and, unless otherwise specified in the relevant terms supplement, $1,000 (plus the Minimum Return, if any) for each $1,000 principal amount note you hold at maturity. This will be true even if the value of the Index was higher than the Initial Index Level at some time during the term of the notes before later falling below the Initial Index Level. Because the notes may accrue interest at an interest rate lower than that payable for other debt securities issued by us with a comparable maturity, the return on your investment in the notes may be less than the amount that would be paid on a conventional debt security of comparable maturity. This return may not fully compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

Your investment in the notes may result in a loss if a Downside Exposure Percentage is applicable.

If the relevant terms supplement specifies that a Downside Exposure Percentage will apply to the notes, you may receive a payment at maturity in an amount that is less than $1,000 for each $1,000 principal amount note. For notes with a Downside Exposure Percentage, at maturity you will receive a cash payment for each $1,000 principal amount note of $1,000 × (1 – the Downside Exposure Percentage), plus the Additional Amount, which may be zero.

The appreciation potential of the notes will be limited by the Knock-Out Level, if applicable.

If the notes have a Knock-Out Level, the appreciation potential of the notes is limited by the Knock-Out Level and the corresponding Knock-Out Rate. For example, if the Knock-Out Level equals 125% of the Initial Index Level, the appreciation potential of the notes is limited to 24.99%. Once the Index closing level equals or exceeds the Knock-Out Level, the appreciation potential of the notes is limited to the Knock-Out Rate, even if the Index Return is greater than the Knock-Out Rate. For notes with a Knock-Out Level, if the Index closing level is greater than or equal to the Knock-Out Level on any day specified in the relevant terms supplement, the return on the notes will equal the Knock-Out Rate multiplied by the applicable principal amount of the notes and will not be determined by reference to the Index Return. This return may not compensate you for any loss in value due to inflation and other factors relating to the value of money over time. Therefore your return may be less than the return you would have otherwise received if you had invested directly in the Index, the Basket Constituents that compose the Index, the securities, commodities, commodity futures contracts or other assets underlying the Basket Constituents or contracts relating to the Index or any of the Basket Constituents for which there is an active secondary market. Under these circumstances, your return will not reflect any potential increase in the Ending Index Level, as compared to the Initial Index Level, of greater than the Knock-Out Rate.

The Ending Index Level may be less than the Index level at other times during the term of the notes.

Because the Ending Index Level is calculated based on the Index closing level on one or more Index Valuation Dates during the term of the notes, the level of the Index at various other times during the term of the notes could be higher than the Ending Index Level. This difference could be particularly large if there is a significant increase in the level of the Index before and/or after the Index Valuation Date(s) or if there is a significant decrease in the level of the Index around the time of the Index Valuation Date(s) or if there is significant volatility in the Index level during the term of the notes (especially on dates near the Index Valuation Date(s)). For example, when the Index Valuation Date of the notes is near the end of the term of the notes, then if the Index levels increase or remain relatively constant during the initial term of the notes and then decrease below the Initial Index Level, the Ending Index Level may be significantly less than if it were calculated on a date earlier than the Index Valuation Date. Under these circumstances, you may receive a lower payment at maturity than you would have received if you had invested directly in the Index, the Basket Constituents that compose the Index, the securities, commodities, commodity futures contracts or other assets underlying the Basket Constituents or contracts relating to the Index or any of the Basket Constituents for which there is an active secondary market for which there is an active secondary market.

The value of the Initial Index Level may be determined after the issue date of the notes.

If so specified in the relevant terms supplement, the Initial Index Level will be determined based on the arithmetic average of the Index closing levels on the Initial Averaging Dates specified in that relevant terms supplement. One or more of the Initial Averaging Dates specified may occur on or following the issue date of the notes; as a result, the Initial Index Level for the Index may not be determined, and you may therefore not know the value of such Initial Index Level, until after the issue date. Similarly, the global note certificate representing the notes, which will be deposited with the DTC on the issue date as described under "General Terms of Notes—Book-Entry Only Issuance— The Depository Trust Company," will not set forth the value of the Initial Index Level for the Index. If there are any increases in the Index closing levels on the Initial Averaging Dates that occur after the issue date and such increases result in the Initial Index Level being higher than the Index closing level on the issue date, this may establish a higher level that the Index must achieve for you to receive at maturity more than the applicable principal amount of your notes and, if applicable, the Minimum Return.

The appreciation potential of the notes will be limited by the Fixed Payment, if applicable.

If the notes have a Fixed Payment, the appreciation potential of the notes is limited to the appreciation represented by such Fixed Payment, even if the appreciation in the Index would, but for the Fixed Payment, result in the payment of a greater Additional Amount at maturity. If the Ending Index Level is greater than or equal to the Initial Index Level, the return on the notes will equal the Fixed Payment and will not be determined by reference to the Index Return. This return will be limited regardless of the appreciation of the Index, which may be significant. Therefore, under certain circumstances, your return may be less than the return you would have otherwise received if you had invested directly in the Index, the Basket Constituents that compose the Index, the securities or futures contracts underlying the Basket Constituents or contracts relating to the Index or any of the Basket Constituents for which there is an active secondary market.

The appreciation potential of the notes will be limited by the Maximum Return, if applicable.

If the notes have a Maximum Return, the appreciation potential of the notes is limited to the fixed dollar amount per $1,000 principal amount note specified in the relevant terms supplement as the Maximum Return. The Additional Amount will equal no more than the Maximum Return. Accordingly, the appreciation potential of the notes will be limited to the Maximum Return even if the Additional Amount calculated with reference to the Index Return and Participation Rate would otherwise be greater than the Maximum Return.

If the Participation Rate is less than 100%, the Additional Amount will be limited by the Participation Rate.

If the Participation Rate is less than 100% and the Ending Index Level exceeds the Initial Index Level, the Additional Amount you receive at maturity will equal only a percentage, as specified in the relevant terms supplement, of the Index performance above the Initial Index Level. Under these circumstances, the Additional Amount you receive at maturity will not fully reflect the performance of the Index.

The notes are designed to be held to maturity.

The notes are not designed to be short-term trading instruments. The price at which you will be able to sell your notes prior to maturity, if at all, may be at a substantial discount from the principal amount of the notes, even in cases where the Index has appreciated since the pricing date. The potential returns described in any terms supplement assume that your notes are held to maturity.

Secondary trading may be limited.

Unless otherwise specified in the relevant terms supplement, the notes will not be listed on any securities exchange. There may be little or no secondary market for the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.

JPMS may act as a market maker for the notes, but is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes. If at any time JPMS or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the notes.

Prior to maturity, the value of the notes will be influenced by many unpredictable factors.

Many economic and market factors will influence the value of the notes. We expect that, generally, the level of the Index on any day will affect the value of the notes more than any other single factor. However, you should not expect the value of the notes in the secondary market to vary in proportion to changes in the level of the Index. The value of the notes will be affected by a number of other factors that may either offset or magnify each other, including:

- the expected volatility in the Index;
- the time to maturity of the notes;
- the market prices of the physical commodities or the commodity futures contracts that compose some of the Basket Constituents;
- if applicable, the dividend rate on the equity securities held by a Basket Constituent (while not paid to holders of the notes, dividend payments on the equity securities held by ETFs may influence the prices of the ETFs or the market value of related options, and therefore affect the market value of the notes);
- interest and yield rates in the market generally as well as in each of the markets of the securities or futures contracts underlying a Basket Constituent;
- economic, financial, political, regulatory, geographical, meteorological and judicial events that affect the securities or futures contracts underlying a Basket Constituent, stock markets or commodities futures markets generally and that may affect the Index closing level of the Index on any Index Valuation Date or any Initial Averaging Date, if applicable;
- the exchange rate and the volatility of the exchange rate between the U.S. dollar and the various currencies in which the securities underlying the Basket Constituents are traded, and, for ETF Constituents, if the net asset value of the ETF is calculated in one currency and the equity securities underlying the ETF are traded in another currency, the correlation between those rates and the price of shares of such ETF Constituent; and
- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

You cannot predict the future performance of any Basket Constituent or the Index based on its historical performance. The Ending Index Level may be flat or negative as compared to the Initial Index Level, in which event you will only receive the applicable principal amount of your notes at maturity (or a portion of principal if the relevant terms supplement specifies a Downside Exposure Percentage) unless the relevant terms supplement provides for interest payments, a Minimum Return or includes a Knock-Out feature and a Knock-Out Event has occurred.

The inclusion in the original issue price of each agent's commission and the estimated cost of hedging our obligations under the notes is likely to adversely affect the value of the notes prior to maturity.

While the payment at maturity will be based on the full principal amount of your notes as described in the relevant terms supplement, the original issue price of the notes includes each agent's commission and the estimated cost of hedging our obligations under the notes. Such agent's commission includes the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price. In addition, any such prices may differ from values determined by pricing models used by JPMS, as a result of such compensation or other transaction costs.

You will have no rights with respect to the securities, commodities, commodity futures contracts or other assets underlying the Basket Constituents composing the Index.

As a holder of the notes, you will not have voting rights or other rights that holders of the securities, commodities, commodity futures contracts or other assets underlying the Basket Constituents composing the Index would have.

Market disruptions may adversely affect your return.

The note calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly determining the Index closing level or the Index Return on any Index Valuation Date or any Initial Averaging Date, if applicable, and calculating the payment at maturity that we are required to pay you. These events may include disruptions or suspensions of trading in the markets as a whole. If the note calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the notes, it is possible that one or more of the Index Valuation Dates or Initial Averaging Dates, if any, and the maturity date will be postponed and your return will be adversely affected. See "General Terms of Notes—Market Disruption Events."

In addition, if we or our affiliates are unable to effect transactions necessary to hedge our obligations under the notes due to a commodity hedging disruption event, we have the right, but not the obligation, to adjust your payment at maturity. In making such adjustment, we will determine the forward price of the embedded option representing the Additional Amount payable on the notes at maturity (the "**Option Value**") as of the date on which we declare a commodity hedging disruption event (such date, a "**commodity hedging disruption date**"). At maturity, we will pay you, instead of the amount specified under "Description of Notes — Payment at Maturity," the amount described under "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event," which will not be less than $1,000 for each $1,000 principal amount note (unless the relevant terms supplement specifies a Downside Exposure Percentage, in which case the amount due and payable for each $1,000 principal amount note will not be less than $1,000 × (1 – Downside Exposure Percentage)). If a commodity hedging disruption event occurs and we decide to exercise our right to adjust your payment at maturity and in doing so determine the Option Value of your notes, such Option Value will be determined by the note calculation agent on the commodity hedging disruption date in good faith and in a commercially reasonable manner; *however*, the amount due and payable per $1,000 principal amount note will be due and payable only at maturity. The amount you receive at maturity will not reflect any further appreciation or depreciation of the Index after the Option Value is determined on the commodity hedging disruption date. Furthermore, you will not receive any amounts (related to the Option Value or otherwise) until maturity. Additionally, if a commodity hedging disruption event ceases to exist, the amounts determined on the commodity hedging disruption date will not be revised after such commodity hedging disruption date. See "General Terms of Notes—Consequences of a Commodity Hedging Disruption Event."

Generally, if the term of the notes is not more than one year, we expect to treat the notes as short-term debt instruments for U.S. federal income tax purposes.

Unless otherwise provided in the relevant terms supplement, if the term of the notes is not more than one year (including either the issue date or the last possible date that the notes could be outstanding, but not both), we expect to treat the notes as "short-term" debt instruments for U.S. federal income tax purposes. No statutory, judicial or administrative authority directly addresses the treatment of notes or instruments similar to the notes for U.S. federal income tax purposes, and no ruling is being requested from the Internal Revenue Service (the "**IRS**") with respect to the notes. As a result, certain aspects of the tax treatment of an investment in the notes are uncertain. You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in this product supplement no. 202-A-I and consult your tax adviser regarding your particular circumstances.

Generally, if the term of the notes is more than one year, we expect to treat the notes as contingent payment debt instruments for U.S. federal income tax purposes.

Unless otherwise provided in the relevant terms supplement, if the term of the notes is more than one year (including either the issue date or the last possible date the notes could be outstanding, but not both), we expect to treat the notes as "contingent payment debt instruments" for U.S. federal income tax purposes. Assuming this treatment, subject to the occurrence of a commodity hedging disruption event or a Knock-Out Event (if applicable), you generally will be required to recognize interest income in each year at the "comparable yield," as determined by us, although we may not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in your notes. Special rules may apply if the Additional Amount is determined early as a result of a commodity hedging disruption event or in the event of the occurrence of a Knock-Out Event. Generally, amounts received at maturity or on earlier sale or exchange in excess of your basis will be treated as additional interest income while any loss will generally be treated as an ordinary loss to the extent of all previous inclusions with respect to your notes, which to that extent will be deductible against other income (*e.g.*, employment and interest income) with the balance treated as capital loss, which may be subject to limitations. Losses may be subject to special reporting requirements. You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in this product supplement no. 202-A-I and consult your tax adviser regarding your particular circumstances.

JPMorgan Chase & Co. employees holding the notes must comply with policies that limit their ability to trade the notes and may affect the value of their notes.

If you are an employee of JPMorgan Chase & Co. or one of its affiliates, you may acquire the notes only for investment purposes and you must comply with all of our internal policies and procedures. Because these policies and procedures limit the dates and times that you may transact in the notes, you may not be able to purchase any notes described in the relevant terms supplement from us and your ability to trade or sell any such notes in the secondary market may be limited.

Historical performance of each Basket Constituent should not be taken as an indication of the future performance of such Basket Constituent during the terms of the notes.

The actual performance of each Basket Constituent over the term of the notes, as well as the amount payable at maturity, may bear little relation to the historical performance of such Basket Constituent. The trading prices of the securities, commodities, commodity futures contracts or other assets underlying a Basket Constituent will determine the price of such Basket Constituent. As a result, it is impossible to predict whether the price of any Basket Constituent will rise or fall.

Risks Relating to the ETF Efficiente Index

JPMSL, the index calculation agent, may adjust the Index in a way that affects its level, and JPMSL has no obligation to consider your interests.

J.P. Morgan Securities Ltd. ("**JPMSL**"), one of our affiliates, acts as the calculation agent for the Index (the "**index calculation agent**") and is responsible for calculating and maintaining the Index and developing the guidelines and policies governing its composition and calculation. It is entitled to exercise discretion in relation to the Index, including but not limited to the calculation of the level of the Index in the event of an Index Market Disruption Event (as defined in "The JPMorgan ETF Efficiente 5 Index"). Although JPMSL acting as the index calculation agent will make all determinations and take all action in relation to the Index acting in good faith, it should be noted that the policies and judgments for which JPMSL is responsible could have an impact, positive or negative, on the level of the Index and the value of your notes. JPMSL may also amend the rules governing the Index in certain circumstances.

Although judgments, policies and determinations concerning the Index are made by JPMSL, JPMorgan Chase & Co., as the parent company of JPMSL, ultimately controls JPMSL. JPMSL has no obligation to consider your interests in taking any actions that might affect the value of your notes. Furthermore, the inclusion of the Basket Constituents in the Index is not an investment recommendation by us or JPMSL of the Basket Constituents, or any of the securities, commodities or futures contracts underlying the Basket Constituents. See "The JPMorgan ETF Efficiente 5 Index."

We are affiliated with the sponsor of one of the Basket Constituents of the Index and with the sponsor of the index underlying one of the ETF Constituents.

JPMS, one of our affiliates, is the sponsor of one of the Basket Constituents composing the Index (the JPMorgan Cash Index USD 3 Month). JPMS will have no obligation to consider your interests as a holder of the notes in taking any actions that might affect the value of your notes.

JPMS is also the sponsor of the JPMorgan EMBI Global Core Index, which is the index underlying the iShares® JPMorgan USD Emerging Markets Bond Fund. JPMS may, as a last resort, if there are no valid prices available for composite instruments included in the JPMorgan EMBI Global Core Index, price such composite instruments by asking JPMS traders to provide a market bid and ask. Neither JPMS nor we will have any obligation to consider your interests as a holder of the notes in taking any actions that might affect the value of your notes.

We are currently one of the companies that make up the SPDR· S&P 500· ETF Trust, but, to our knowledge, we are not affiliated with any other company the securities of which are held by the Basket Constituents composing the Index.

We are currently one of the companies that make up the SPDR® S&P 500® ETF Trust, but, to our knowledge, we are not currently affiliated with any other issuers the securities of which are held by the Basket Constituents composing the Index. As a result, we will have no ability to control the actions of the issuers of such securities, including actions that could affect the value of the securities held by the Basket Constituents or your notes. None of the money you pay us will go to the sponsors of the Basket Constituents or any of the other issuers the securities of which are held by the Basket Constituents and none of those issuers will be involved in the offering of the notes in any way. Neither those issuers nor we will have any obligation to consider your interests as a holder of the notes in taking any actions that might affect the value of your notes.

In the event we become affiliated with any other issuers the equity securities of which are held by any Basket Constituent underlying the Index, we will have no obligation to consider your interests as a holder of the notes in taking any action with respect to such issuer that might affect the value of your notes.

The Index may not be successful, outperform any alternative strategy that might be employed in respect of the Basket Constituents or achieve its target volatility.

The Index follows a notional rules-based proprietary strategy that operates on the basis of pre-determined rules. No assurance can be given that the investment strategy on which the Index is based will be successful or that the Index will outperform any alternative strategy that might be employed in respect of the Basket Constituents. Furthermore, no assurance can be given that the JPMorgan ETF Efficiente 5 Index will achieve its target volatility of 5%. The actual realized volatility of the JPMorgan ETF Efficiente 5 Index may be greater or less than 5%.

If the market value of the Basket Constituents changes, the market value of the Index or your notes may not change in the same manner.

Owning the notes is not the same as owning each of the Basket Constituents composing the Index. Accordingly, changes in the market value of the Basket Constituents may not result in a comparable change in the market value of the Index or your notes.

The Index comprises notional assets and liabilities.

The exposures to the Basket Constituents are purely notional and will exist solely in the records maintained by or on behalf of the index calculation agent. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. Consequently, you will not have any claim against any of the reference assets that comprise the Index. The strategy tracks the excess return of a notional dynamic basket of assets over the Cash Constituent and, as such, any allocation to the Cash Constituent will result in this portion of the portfolio not being invested. Unless an extraordinary event occurs, the Cash Constituent will be subject to a maximum weight of 50% in the Index. See "The JPMorgan ETF Efficiente 5 Index — Extraordinary Events" for information about the consequences of an extraordinary event.

The level of the Index will include the deduction of a fee.

One way in which the Index may differ from a typical index is that its level will include a deduction from the performance of the Basket Constituents over the Cash Constituent of a fee of 0.50% per annum. This fee will be deducted daily. As a result of the deduction of this fee, the level of the Index will trail the value of a hypothetical identically constituted synthetic portfolio from which no such fee is deducted.

The Index has a limited operating history and may perform in unanticipated ways.

The Index was established on October 29, 2010 and therefore has a limited operating history. Any back-testing or similar analysis performed by any person in respect of the Index must be considered illustrative only and may be based on estimates or assumptions not used by the index calculation agent when determining the level of the Index. Past performance should not be considered indicative of future performance.

The Index is subject to market risks.

The performance of the Index is dependent on the performance of the thirteen Basket Constituents. As a consequence, your investment in the notes is exposed to the price performance and credit performance of the Basket Constituents.

An investment in the notes carries the risks associated with the Index's momentum investment strategy.

The Index is constructed using what is generally known as a momentum investment strategy. Momentum investing generally seeks to capitalize on positive trends in the price of assets. As such, the Index assigns weights to the Basket Constituents based on the performance of the Basket Constituents from the immediately preceding six months. However, there is no guarantee that trends existing in the preceding six months will continue in the future. A momentum strategy is different from a strategy that seeks long-term exposure to a portfolio consisting of constant components with fixed weights. The Index may fail to realize gains that could occur as a result of holding assets that have experienced price declines, but after which experience a sudden price spike. As a result, if market conditions do not represent a continuation of prior observed trends, the level of the Index, which is rebalanced based on prior trends, may decline. Additionally, even when the closing prices or levels of the Basket Constituents are trending downwards, the Index will continue to be comprised of the thirteen Basket Constituents. Due to the "long-only" construction of the Index, the weight of each Basket Constituent will not fall below zero in respect of each Re-weighting Date even if the relevant Basket Constituent displayed a negative performance over the relevant six month period. No assurance can be given that the investment strategy used to construct the Index will outperform any alternative index that might be constructed from the Basket Constituents.

The Index may perform poorly during periods characterized by short-term volatility.

The Index's strategy is based on momentum investing. Momentum investing strategies are effective at identifying the current market direction in trending markets. However, in non-trending, sideways markets, momentum investment strategies are subject to "whipsaws." A whipsaw occurs when the market reverses and does the opposite of what is indicated by the trend indicator, resulting in a trading loss during the particular period. Consequently, the Index may perform poorly in non-trending, "choppy" markets characterized by short-term volatility.

The investment strategy used to construct the Index involves monthly rebalancing and weighting caps that are applied to the Basket Constituents.

The Basket Constituents are subject to monthly rebalancing and maximum weighting caps by asset type and on subsets of assets. By contrast, a synthetic portfolio that does not rebalance monthly and is not subject to any weighting caps in this manner could see greater compounded gains over time through exposure to a consistently and rapidly appreciating portfolio consisting of the Basket Constituents. Therefore, your return on the notes may be less than the return you could realize on an alternative investment in the Basket Constituents that is not subject to rebalancing and weighting caps. No assurance can be given that the investment strategy used to construct the Index will outperform any alternative investment in the Basket Constituents.

The Basket Constituents composing the Index may be replaced by a substitute ETF or index in certain extraordinary events.

Following the occurrence of certain extraordinary events with respect to a Basket Constituent as described under "The JPMorgan ETF Efficiente 5 Index — Extraordinary Events," the affected Basket Constituent may be replaced by a substitute ETF or index. If the index calculation agent determines in its discretion that no suitable substitute ETF or index is available for an affected Basket Constituent (other than the Cash Constituent), then the index calculation agent will replace such Basket Constituent with the Cash Constituent as its substitute. Under such circumstances, the aggregate weight of the Cash Constituent in the Index may be greater than the maximum 50% weight limit allocated for the Cash Constituent because a portion of such aggregate weight would be subject to the separate maximum weight limit specific to the affected Basket Constituent. You should realize that the changing of a Basket Constituent may affect the performance of the Index, and therefore, the return on the notes, as the replacement Basket Constituent may perform significantly better or worse than the affected Basket Constituent.

Any of the ETF Constituents may be replaced by an index under extraordinary circumstances, in which case the risks relating to indices will affect the level of the Index and therefore the value of the notes.

Under certain extraordinary circumstances, any ETF Constituent may be replaced by a substitute index that possesses substantially similar characteristics or provides a substantially similar exposure as the ETF Constituent being replaced, as determined by the index calculation agent in its discretion. As a holder of the notes, you will not have rights that holders of the assets underlying a substitute index would have such as, if applicable, voting rights or rights to dividends or other distributions. If the substitute index is an equity index that is not a total return index, the value of the substitute index will not reflect dividends on the equity securities included in such equity index.

Moreover, the policies of the sponsor of the substitute index concerning the methodology and calculation of the substitute index, including decisions regarding additions, deletions or substitutions of the assets underlying the substitute index could affect the level of the successor index and therefore the value of the notes. The amount payable on the notes and their market value could also be affected if the sponsor of the substitute index discontinues or suspends calculation or dissemination of the substitute index, in which case it may become difficult to determine the market value of the notes. The index sponsor of the substitute index will have no obligation to consider your interests in calculating or revising such substitute index.

If the assets included in the substitute index are denominated in currencies other than U.S. dollars, then the notes will be subject to currency exchange risk. If the assets underlying a substitute index have been issued by non-U.S. companies or non-U.S. governments, the level of the substitute index and therefore the value of the notes will be affected by political, economic, financial and social factors in the relevant countries, including changes in a relevant country's government, economic and fiscal policies, currency exchange laws and other foreign laws or restrictions. See the relevant terms supplement for additional information regarding the risks associated with any substitute index.

Correlation of performances among the Basket Constituents may reduce the performance of the notes.

Performances of the Basket Constituents may become highly correlated from time to time during the term of the notes, including, but not limited to, a period in which there is a substantial decline in a particular sector or asset type represented by the Basket Constituents and which has a higher weighting in the Index relative to any of the other sectors or asset types, as determined by the Index strategy. High correlation during periods of negative returns among Basket Constituents representing any one sector or asset type and which Basket Constituents have a substantial percentage weighting in the Index could cause you only to receive a return of your principal amount (or a portion of principal, if the relevant terms supplement specifies a Downside Exposure Percentage) at maturity.

Changes in the value of the Basket Constituents may offset each other.

Because the notes are linked to an Index that is linked to the performance of the Basket Constituents, which collectively represent a diverse range of asset classes and geographic regions, price movements between the Basket Constituents representing different asset classes or geographic regions may not correlate with each other. At a time when the value of a Basket Constituent representing a particular asset class or geographic region increases, the value of other Basket Constituents representing a different asset class or geographic region may not increase as much or may decline. Therefore, in calculating the level of the Index, increases in the value of some of the Basket Constituents may be moderated, or more than offset, by lesser increases or declines in the level of other Basket Constituents.

Risks Relating to the Equity/Bond ETF Constituents

The notes will be subject to currency exchange risk.

Because the prices of some or all of the securities composing two of the thirteen Basket Constituents of the Index (the iShares® MSCI EAFE Index Fund and the iShares® MSCI Emerging Markets Index Fund) (the "**Component Securities**") are converted into U.S. dollars for the purposes of calculating the value of the relevant Basket Constituents, holders of the notes will be exposed to currency exchange rate risk with respect to each of the relevant currencies. An investor's net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the weight of the Component Securities in the relevant Basket Constituents denominated in each such currency. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the value of the relevant Basket Constituents will be adversely affected and the payment at maturity of the notes may be reduced.

Of particular importance to potential currency exchange risk are:

- existing and expected rates of inflation;
- existing and expected interest rate levels;
- the balance of payments; and
- the extent of governmental surpluses or deficits in the relevant countries and the United States.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various countries and the United States and other countries important to international trade and finance.

If the prices of the equity securities held by an ETF Constituent holding primarily foreign equity securities (a "foreign ETF Constituent") are not converted into U.S. dollars for purposes of calculating the net asset value of that foreign ETF Constituent, the amount payable on the notes at maturity will not be adjusted for changes in exchange rates that might affect that foreign ETF Constituent.

Because the prices of the equity securities held by a foreign ETF Constituent are not converted into U.S. dollars for purposes of calculating the net asset value of that foreign ETF Constituent and although the equity securities held by that foreign ETF Constituent are traded in currencies other than U.S. dollars, and the Index, which is linked in part to that foreign ETF Constituent, are denominated in U.S. dollars, the amount payable on the notes at maturity, if any, will not be adjusted for changes in the exchange rate between the U.S. dollar and each of the currencies in which the equity securities held by that foreign ETF Constituent are denominated. Changes in exchange rates, however, may reflect changes in various non-U.S. economies that in turn may affect the value of the notes. The amount we pay in respect of the notes on the maturity date will be determined solely in accordance with the procedures described in "Description of Notes — Payment at Maturity."

Changes in the volatility of exchange rates, and the correlation between those rates and the prices of the iShares· MSCI EAFE Index Fund and the iShares· MSCI Emerging Markets Index Fund are likely to affect the market value of the notes.

The exchange rate between the U.S. dollar and each of the currencies in which the Component Securities are denominated refers to a foreign exchange spot rate that measures the relative values of two currencies – the particular currency in which a Component Security is denominated and the U.S. dollar. This exchange rate reflects the amount of the particular currency in which a Component Security is denominated that can be purchased for one U.S. dollar and thus increases when the U.S. dollar appreciates relative to the particular currency upon which a Component Security is denominated. The volatility of the exchange rate between the U.S. dollar and each of the currencies in which the Component Securities are denominated refer to the size and frequency of changes of that exchange rate.

Because the iShares® MSCI EAFE Index Fund and the iShares® MSCI Emerging Markets Index Fund are calculated, in part, by converting the closing prices of the Component Securities into U.S. dollars, the volatility of the exchange rate between the U.S. dollar and each of the currencies in which the Component Securities are denominated could affect the market value of the notes.

The correlation of the exchange rate between the U.S. dollar and each of the currencies in which the Component Securities are denominated and the net asset value of the relevant Basket Constituent refer to the relationship between the percentage changes in that exchange rate and the percentage changes in the net asset value of that Basket Constituent. The direction of the correlation (whether positive or negative) and the extent of the correlation between the percentage changes in the exchange rate between the U.S. dollar and each of the currencies in which the Component Securities are denominated and the percentage changes in the net asset value of that Basket Constituent could affect the value of the notes.

An investment in the notes is subject to risks associated with non-U.S. securities markets, including emerging markets.

Some or all of the equity securities that are held by the iShares® MSCI EAFE Index Fund and the iShares® MSCI Emerging Markets Index Fund have been issued by non-U.S. issuers. In addition, the iShares® iBOXX Investment Grade Corporate Bond Fund and the iShares® iBOXX High Yield Corporate Bond Fund may include U.S. dollar-denominated bonds of foreign corporations. Investments in securities linked to the value of non-U.S. securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the Securities and Exchange Commission (the "**SEC**"), and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.

Moreover, the bonds held by the iShares® JPMorgan USD Emerging Markets Bond Fund have been issued by 33 countries. Investments in the notes, which are linked in part to the economic stability and development of such countries, involve risks associated with investments in, or the securities markets in, those countries.

The prices of equity securities and government bonds in non-U.S. jurisdictions may be affected by political, economic, financial and social factors in such markets, including changes in a country's government, economic and fiscal policies, currency exchange laws and other foreign laws or restrictions. Moreover, the economies in such countries may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self sufficiency. Such countries may be subjected to different and, in some cases, more adverse economic environments.

The economies of emerging market countries in particular face several concerns, including the relatively unstable governments which may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and which may have less protection of property rights than more developed countries. These economies may also be based on only a few industries, be highly vulnerable to changes in local and global trade conditions and may suffer from extreme and volatile debt burdens or inflation rates. In addition, local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times.

Some or all of these factors may influence the value of the relevant Basket Constituents, and therefore, the Index. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors. You cannot predict the future performance of such Basket Constituents based on their historical performance. The value of any such Basket Constituents may decrease, resulting in a decrease in the level of the Index, such that you may not receive more than the applicable principal amount of your notes (or a portion of the principal amount if the relevant terms supplement specifies a Downside Exposure Percentage) (other than, if applicable, any interest payment or payment of the Minimum Return). There can be no assurance that any decrease in the value of any such Basket Constituents will not cause the level of the Index to decrease so that at maturity, you will receive more than the appropriate principal amount of your notes (or a portion of the principal amount if the relevant terms supplement specifies a Downside Exposure Percentage) (other than, if applicable, any interest payment or payment of the Minimum Return).

The notes are subject to significant risks associated with fixed-income securities, including interest rate-related and credit-related risks.

Five of the Basket Constituents (the iShares® Barclays 20+ Year Treasury Bond Fund, the iShares® iBOXX Investment Grade Corporate Bond Fund, the iShares® iBOXX High Yield Corporate Bond Fund, the iShares® Emerging Markets Bond Fund and the iShares® Barclays TIPS Bond Fund, which we collectively refer to as the Bond ETFs) are bond ETFs that attempt to track the performance of indices composed of fixed income securities. Investing in the notes linked indirectly to these Basket Constituents differs significantly from investing directly in bonds to be held to maturity as the values of the Bond ETFs change, at times significantly, during each trading day based upon the current market prices of their underlying bonds. The market prices of these bonds are volatile and significantly influenced by a number of factors, particularly the yields on these bonds as compared to current market interest rates and the actual or perceived credit quality of the issuer of these bonds. The market prices of the bonds underlying each of the iShares® iBOXX Investment Grade Corporate Bond Fund and the iShares® iBOXX High Yield Corporate Bond Fund are determined by reference to the bid and ask quotations provided by 9 contributing banks, one of which is our parent company, J.P. Morgan Chase & Co. JPMS is also the sponsor of the JPMorgan EMBI Global Core Index, which is the index underlying the iShares® JPMorgan USD Emerging Markets Bond Fund. JPMS may, as a last resort, if there are no valid prices available for instruments included in the JPMorgan EMBI Global Core Index, price such instruments by asking JPMS traders to provide a market bid and ask.

In general, fixed-income securities are significantly affected by changes in current market interest rates. As interest rates rise, the price of fixed-income securities, including those underlying the Bond ETFs, is likely to decrease. Securities with longer durations tend to be more sensitive to interest rate changes, usually making them more volatile than securities with shorter durations. The eligibility criteria for the securities included in the indices that underlie the Bond ETFs, which each mandate that each security must have a minimum term remaining to maturity (ranging from one year to 20 years) for continued eligibility, means that, at any time, only longer-term securities underlie the Bond ETFs, which thereby increases the risk of price volatility in the underlying securities and, consequently, the volatility in the value of the Index. As a result, rising interest rates may cause the value of the bonds underlying the Bond ETFs, the Bond ETFs and the Index to decline, possibly significantly.

Interest rates are subject to volatility due to a variety of factors, including:

- sentiment regarding underlying strength in the U.S. economy and global economies;

- expectations regarding the level of price inflation;

- sentiment regarding credit quality in the U.S. and global credit markets;

- central bank policies regarding interest rates; and

- the performance of U.S. and foreign capital markets.

In addition, the prices of the underlying bonds are significantly influenced by the creditworthiness of the issuers of the bonds. The bonds underlying the Bond ETFs may have their credit ratings downgraded, including in the case of the bonds included in the iShares® iBOXX Investment Grade Corporate Bond Fund, a downgrade from investment grade to non-investment grade status, or have their credit spreads widen significantly. Following a ratings downgrade or the widening of credit spreads, some or all of the underlying bonds may suffer significant and rapid price declines. These events may affect only a few or a large number of the underlying bonds. For example, during the recent credit crisis in the United States, credit spreads widened significantly as the market demanded very high yields on corporate bonds and, as a result, the prices of the bonds underlying the Bond ETFs dropped significantly. There can be no assurance that some or all of the factors that contributed to this credit crisis will not continue or return during the term of the notes, and, consequently, depress the price, perhaps significantly, of the underlying bonds and therefore the value of the Bond ETFs, the Index and the notes.

The iShares® Emerging Markets Bond Fund is composed of U.S. dollar-denominated bonds of sovereign and quasi-sovereign entities of emerging market countries and the iShares® iBOXX Investment Grade Corporate Bond Fund, the iShares® iBOXX High Yield Corporate Bond Fund may include U.S. dollar-denominated bonds of foreign corporations. See "— An investment in the notes is subject to risks associated with non-U.S. securities markets, Including emerging markets" in this product supplement.

Further, the iShares® iBOXX High Yield Corporate Bond Fund is designed to provide a representation of the U.S. dollar high yield corporate market and is therefore subject to high yield securities risk, being the risk that securities that are rated below investment grade (commonly known as "junk bonds," including those bonds rated at BB+ or lower by S&P or Fitch or Ba1 by Moody's) may be more volatile than higher-rated securities of similar maturity. High yield securities may also be subject to greater levels of credit or default risk than higher-rated securities. The value of high yield securities can be adversely affected by overall economic conditions, such as an economic downturn or a period of rising interest rates, and high yield securities may be less liquid and more difficult to sell at an advantageous time or price or to value than higher-rated securities. In particular, high yield securities are often issued by smaller, less creditworthy companies or by highly leveraged (indebted) firms, which are generally less able than more financially stable firms to make scheduled payments of interest and principal.

Finally, the iShares® Barclays TIPS Bond Fund includes inflation-protected bonds, which typically have lower yields than conventional fixed-rate bonds because of their inflation adjustment feature. For the iShares® Barclays TIPS Bond Fund, if inflation is low, the benefit received from the inflation-protected feature of the underlying bonds may not sufficiently compensate you for this reduced yield.

An investment in the notes is subject to risks associated with small capitalization stocks.

The stocks that constitute the Russell 2000® Index and that are held by the iShares® Russell 2000 Index Fund are issued by companies with relatively small market capitalization. The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. These companies tend to be less well-established than large market capitalization companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.

Risks associated with the real estate industry will affect the price of shares of the iShares· Dow Jones Real Estate Index Fund Constituent and the value of the notes.

The real estate industry is cyclical and has from time to time experienced significant difficulties. The prices of the securities included in the Dow Jones U.S. Real Estate Index and held by the iShares® Dow Jones Real Estate Index Fund and, in turn, the level of the Dow Jones U.S. Real Estate Index and the price of shares of the iShares® Dow Jones Real Estate Index Fund, as applicable, will be affected by a number of factors that may either offset or magnify each other, including:

- employment levels and job growth;
- the availability of financing for real estate;
- interest rates;
- consumer confidence;
- the availability of suitable undeveloped land;
- federal, state and local laws and regulations concerning the development of land, construction, home and commercial real estate sales, financing and environmental protection; and
- competition among companies that engage in the real estate business.

The difficulties described above could cause a downturn in the real estate industry generally or regionally and could cause the value of the securities included in the Dow Jones U.S. Real Estate Index and held by the iShares® Dow Jones Real Estate Index Fund and the level of the Dow Jones U.S. Real Estate Index and the price of shares of the iShares® Dow Jones Real Estate Index Fund, as applicable, to decline or remain flat during the term of the notes.

Risks associated with Real Estate Investment Trusts will affect the value of the notes.

The Dow Jones U.S. Real Estate Index and the iShares® Dow Jones Real Estate Index Fund are composed of a variety of real-estate-related stocks including real estate investment trusts ("**REITs**"). REITs invest primarily in income-producing real estate or real-estate-related loans or interests. Investments in REITs, though not direct investments in real estate, are still subject to the risks associated with investing in real estate. The following are some of the conditions that might impact the structure of and cash flow generated by REITs and, consequently, the value of REITs and, in turn, the Dow Jones U.S. Real Estate Index and the iShares® Dow Jones Real Estate Index Fund:

- a decline in the value of real estate properties;

- extended vacancies of properties;

- increases in property and operating taxes;

- increased competition or overbuilding;

- a lack of available mortgage funds or other limits on accessing capital;

- tenant bankruptcies and other credit problems;

- limitation on rents, including decreases in market rates for rents;

- changes in zoning laws and governmental regulations;

- costs resulting from the clean-up of, and legal liability to third parties for, damages resulting from environmental problems;

- investments in developments that are not completed or that are subject to delays in completion;

- risks associated with borrowing;

- changes in interest rates;

- casualty and condemnation losses; and

- uninsured damages from floods, earthquakes or other natural disasters.

The factors above may either offset or magnify each other. To the extent that any of these conditions occur, they may negatively impact a REIT's cash flow and cause a decline in the share price of a REIT, and, consequently, the level of the Dow Jones U.S. Real Estate Index and the price of shares of the iShares® Dow Jones Real Estate Index Fund. In addition, some REITs have relatively small market capitalizations, which can increase the volatility of the market price of securities issued by those REITs. Furthermore, REITs are dependent upon specialized management skills, have limited diversification and are, as a result, subject to risks inherent in operating and financing a limited number of projects. To the extent that such risks increase the volatility of the market price of securities issued by REITs, they may also, consequently, increase the volatility of the Dow Jones U.S. Real Estate Index and the iShares® Dow Jones Real Estate Index Fund.

There will be no direct correlation between the value of the notes or the price of the Shares· Dow Jones Real Estate Index Fund and residential housing prices.

There is no direct linkage between the price of shares of the iShares® Dow Jones Real Estate Index Fund and residential housing prices in specific regions or residential housing prices in general. While residential housing prices may be one factor that could affect the prices of the securities held by the Real Estate Constituent and consequently the price of shares of the iShares® Dow Jones Real Estate Index Fund, the price of shares of the iShares® Dow Jones Real Estate Index Fund and therefore the value of the notes are not directly linked to movements of residential housing prices and may be affected by factors unrelated to such movements.

There are risks associated with the Equity/Bond ETF Constituents.

The Equity/Bond ETF Constituents may have a limited operating history. Although the Equity/Bond ETF Constituents are listed for trading and a number of similar products have been traded on the same and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the ETF Constituents or that there will be liquidity in the trading market.

In addition, the Equity/Bond ETF Constituents are subject to management risk, which is the risk that the applicable investment advisor's investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market prices of the shares of the Equity/Bond ETF Constituents, and consequently, the value of the notes. See the relevant Basket Constituent description below or the related terms supplement for additional information.

The policies of the investment adviser for an ETF Constituent, and the sponsor of a Reference Index, could affect the value and the amount payable on the securities.

The policies of the investment adviser for an ETF Constituent concerning the calculation of the ETF Constituent's net asset value, additions, deletions or substitutions of securities, commodities, commodity futures contracts or other assets underlying the ETF Constituent and manner in which changes affecting the Reference Index of the ETF Constituent are reflected in the ETF Constituent could affect the market price of shares of the ETF Constituent and, therefore, affect the Additional Amount payable on the notes at maturity, if any, and the value of the notes before maturity. The Additional Amount payable on the notes, if any, and their value could also be affected if the investment adviser changes these policies, for example, by changing the manner in which it calculates the ETF Constituent's net asset value, or if the investment adviser discontinues or suspends calculation or publication of the ETF Constituent's net asset value, in which case it may become difficult to determine the value of the notes.

In addition, the sponsor of the index underlying an ETF Constituent, which we refer to as the Reference Index, is responsible for the design and maintenance of such Reference Index. The policies of the sponsor concerning the calculation of the Reference Index, including decisions regarding the addition, deletion or substitution of the equity securities included in the Reference Index, could affect the value of the Reference Index and, consequently, could affect the market prices of the ETF Constituent and, therefore, the amount payable on the notes at maturity, and the value of the notes before maturity.

The performance of each Equity/Bond ETF Constituent may not correlate with the performance of its Reference Index.

Each Equity/Bond ETF Constituent (other than the SPDR® S&P 500® ETF Trust) uses a representative sampling strategy to attempt to track the performance of its Reference Index. Pursuant to such representative sampling strategy, each Equity/Bond ETF Constituent (other than the SPDR® S&P 500® ETF Trust) invests in a representative sample of securities that collectively has an investment profile similar to its Reference Index; however, each Equity/Bond ETF Constituent (other than the SPDR® S&P 500® ETF Trust) may not hold all or substantially all of the securities included in its Reference Index. Therefore, while the performance of each Equity/Bond ETF Constituent (other than the SPDR® S&P 500® ETF Trust) is linked principally to the performance of its Reference Index, the performance of each Equity/Bond ETF Constituent (other than the SPDR® S&P 500® ETF Trust) is also generally linked in part to assets other than the securities included in the Reference Index because the investment adviser to each Equity/Bond ETF Constituent (other than the SPDR® S&P 500® ETF Trust), BlackRock Fund Advisors ("**BFA**"), generally may invest up to a certain percentage of the Equity/Bond ETF Constituent's assets in securities not included in the Reference Index, but which BFA believes will help the Equity/Bond ETF Constituent track the Reference Index, and in other assets, including shares of money market funds affiliated with or advised by BFA.

In addition, the performance of each Equity/Bond ETF Constituent (including the SPDR® S&P 500® ETF Trust) will reflect additional transaction costs and fees that are not included in the calculation of the relevant Reference Index. Also, the component stocks of each Equity/Bond ETF Constituent (including the SPDR® S&P 500® ETF Trust), if applicable, may be unavailable in the secondary market or due to other extraordinary circumstances. Corporate actions with respect to the sample of securities (such as mergers and spin-offs) also may impact the variance between each

Equity/Bond ETF Constituent (including the SPDR® S&P 500® ETF Trust) and its Reference Index. Finally, because the shares of each Equity/Bond ETF Constituent (including the SPDR® S&P 500® ETF Trust) are traded on the NYSE Arca, Inc. and are subject to market supply and investor demand, the market value of one share of each Equity/Bond ETF Constituent may differ from the net asset value per share of the each such Equity/Bond ETF Constituent.

For all of the foregoing reasons, the performance of each Equity/Bond ETF Constituent (including the SPDR® S&P 500® ETF Trust) may not correlate with the performance of the relevant Reference Index. Consequently, the return on the notes will not be the same as investing directly in any Equity/Bond ETF Constituent or any relevant Reference Index or in the securities held by any Equity/Bond ETF Constituent or included in any relevant Reference Index, and will not be the same as investing in a security or another financial product with a payment at maturity linked to the performance of the relevant Reference Index.

Risks Relating to the Commodity ETF Constituents

Suspension or disruptions of market trading in the commodity and related futures markets may adversely affect the value of the notes.

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price." Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the price of shares of the iShares® S&P GSCI™ Commodity-Indexed Trust and the SPDR® Gold Trust and therefore, the level of the Index and the value of your notes.

The notes will not be regulated by the Commodity Futures Trading Commission.

The notes are our debt securities. The net proceeds to be received by us from the sale of the notes will not be used to purchase or sell any commodity futures contracts or options on futures contracts for your benefit. An investment in the notes thus does not constitute either an investment in futures contracts, options on futures contracts or in a collective investment vehicle that trades in these futures contracts (*i.e.*, the notes will not constitute a direct or indirect investment by you in commodity futures or options contracts), and you will not benefit from the regulatory protections of the Commodity Futures Trading Commission, commonly referred to as the "**CFTC**." We are not registered with the CFTC as a futures commission merchant and you will not benefit from the CFTC's or any other non U.S. regulatory authority's regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange through a registered futures commission merchant. Unlike an investment in the notes, an investment in a collective investment vehicle that invests in commodity futures contracts on behalf of its participants may be subject to regulation as a commodity pool and its operator may be required to be registered with and regulated by the CFTC as a commodity pool operator, or qualify for an exemption from the registration requirement. Because the notes will not be interests in a commodity pool, the notes will not be regulated by the CFTC as a commodity pool, we will not be registered with the CFTC as a commodity pool operator, and you will not benefit from the CFTC's or any non U.S. regulatory authority's regulatory protections afforded to persons who invest in regulated commodity pools.

The commodity futures contracts underlying the iShares® S&P GSCI™ Commodity-Indexed Trust or related to gold underlying the SPDR® Gold Trust are subject to legal and regulatory regimes that may change in ways that could affect our ability to hedge our obligations under the notes, may have an adverse effect on the level of the Index and/or could lead to the early determination of the Additional Amount for your notes, any of which would impact the value of your payment at maturity.

Futures contracts and options on futures contracts markets, including those futures contracts underlying the iShares® S&P GSCI™ Commodity-Indexed Trust or related to gold underlying the SPDR® Gold Trust, are subject to extensive statutes, regulations, and margin requirements. The CFTC and the exchanges on which such futures contracts trade, are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading. Furthermore, certain exchanges have regulations that limit the amount of fluctuations in futures contract prices that may occur during a single five-minute trading period. These limits could adversely affect the market prices of relevant futures contracts and forward contracts. The regulation of commodity transactions in the U.S. is subject to ongoing modification by government and judicial action. In addition, various national governments have expressed concern regarding the disruptive effects of speculative trading in the commodity markets and the need to regulate the derivative markets in general. Any future regulatory changes, including but not limited to changes resulting from the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), which was enacted on July 21, 2010, may have a substantial adverse effect on the value of your notes.

Additionally, in accordance with the Dodd-Frank Act, the CFTC is drafting regulations to establish limits on the amount of positions, other than bona fide hedge positions, that may be held by any person in futures contracts on certain energy and agricultural based commodities. The Dodd-Frank Act also requires the CFTC to establish limits for each month, including related hedge exemption positions, on the aggregate number or amount of positions in contracts based upon the same underlying commodity, as defined by the CFTC, that may be held by any person, including any group or class of traders. In addition, designated contract markets and swap execution facilities, as defined in the Dodd-Frank Act, are required to establish and enforce position limits or position accountability requirements on their own markets or facilities. These proposed regulations, when final and implemented, may reduce liquidity in the exchange-traded market for such commodity-based futures contracts.

Upon the occurrence of legal or regulatory changes that the note calculation agent determines have interfered with our or our affiliates' ability to hedge our obligations under the notes, or if for any other reason we or our affiliates are unable to enter into or maintain hedge positions the note calculation agent deems necessary to hedge our obligations under the notes, the note calculation agent may, in its sole and absolute discretion, determine that a commodity hedging disruption event has occurred and we will then have the right, but not the obligation, to adjust your payment at maturity based on further determinations by the note calculation agent. In making such adjustment, the note calculation agent will determine the Option Value of your notes on the commodity hedging disruption date in good faith and in a commercially reasonable manner, *however*, all amounts payable per $1,000 principal amount note will be due and payable only at maturity. At maturity, we will pay you, instead of the amount specified under "Description of Notes — Payment at Maturity," an amount described under "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event," which will not be less than $1,000 for each $1,000 principal amount note (unless the relevant terms supplement specifies a Downside Exposure Percentage, in which case the amount due and payable for each $1,000 principal amount note will not be less than $1,000 × (1 – Downside Exposure Percentage)). If a commodity hedging disruption event occurs and we decide to exercise our right to have the note calculation agent determine the Option Value of your notes on the commodity hedging disruption date, the amount due and payable on your notes will be due and payable only at maturity. The amount you receive at maturity will not reflect any further appreciation or depreciation of the Index after the commodity hedging disruption date. Furthermore, you will not receive any amounts (related to the Option Value or otherwise) until maturity. Additionally, if a commodity hedging disruption event ceases to exist, the amounts determined on the commodity hedging disruption date will not be revised after such commodity hedging disruption date. See "General Terms of Notes— Consequences of a Commodity Hedging Disruption Event."

Commodity futures prices may change unpredictably, affecting the price of shares of the iShares® S&P GSCI™ Commodity-Indexed Trust and the value of your notes in unforeseeable ways.

Trading in commodities futures contracts underlying the iShares® S&P GSCI™ Commodity-Indexed Trust is speculative and can be extremely volatile. A decrease in the price of any of the commodities upon which the futures contracts that compose the iShares® S&P GSCI™ Commodity-Indexed Trust are based may have a material adverse effect on the value of the notes and your return on an investment in the notes. Market prices of the commodities on which the futures contracts that compose the iShares® S&P GSCI™ Commodity-Indexed Trust are based may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships; governmental programs and policies, national and international monetary, trade, political and economic events, wars and acts of terror, changes in interest and in exchange rates, speculation and trading activities in commodities and related contracts, weather, and agricultural, trade, fiscal and exchange control policies. The price volatility of each commodity also affects the value of the futures and forward contracts related to that commodity and therefore its price at any such time. The price of any one commodity may be correlated to a greater or lesser degree with any other commodity and factors affecting the general supply and demand as well as the prices of other commodities may affect the particular commodity in question. The commodities markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. Many commodities are also highly cyclical. These factors, some of which are specific to the nature of each such commodity, may cause the value of the different commodities upon which the futures contracts that compose the iShares® S&P GSCI™ Commodity-Indexed Trust are based, as well as the futures contracts themselves, to move in inconsistent directions at inconsistent rates. This, in turn, will affect the value of shares of the iShares® S&P GSCI™ Commodity-Indexed Trust and the value of the notes. It is not possible to predict the aggregate effect of all or any combination of these factors.

Some of the commodities underlying the iShares® S&P GSCI™ Commodity-Indexed Trust will be subject to pronounced risks of pricing volatility.

As a general matter, the risk of low liquidity or volatile pricing around the maturity date of a commodity futures contract is greater than in the case of other futures contracts because (among other factors) a number of market participants take physical delivery of the underlying commodities. Many commodities, like those in the energy and industrial metals sectors, have liquid futures contracts that expire every month. Therefore, in the calculation of the iShares® S&P GSCI™ Commodity-Indexed Trust these contracts are rolled forward every month. Contracts based on certain other commodities, most notably agricultural and livestock products, tend to have only a few contract months each year that trade with substantial liquidity. Thus, these commodities, with related futures contracts that expire infrequently, roll forward less frequently than every month in the calculation of the iShares® S&P GSCI™ Commodity-Indexed Trust, and can have further pronounced pricing volatility during extended periods of low liquidity.

The iShares® S&P GSCI™ Commodity-Indexed Trust does not offer direct exposure to commodity spot prices.

The value of the iShares® S&P GSCI™ Commodity-Indexed Trust is intended to track generally the performance of commodity-futures contracts on physical commodities included in the S&P GSCI™ Index, not physical commodities (or their spot prices). The price of a futures contract reflects the expected value of the commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity and expectations concerning supply and demand for the commodity. The price movements of a futures contract are typically correlated with the movements of the spot price of the reference commodity, but the correlation is generally imperfect and price movements in the spot market may not be reflected in the futures market (and vice versa). Accordingly, the notes may underperform a similar investment that is linked to a commodity spot price.

Higher future prices of the commodity futures contracts constituting the iShares® S&P GSCI™ Commodity-Indexed Trust relative to their current prices may decrease the amount payable at maturity.

The iShares® S&P GSCI™ Commodity-Indexed Trust is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that compose the iShares® S&P GSCI™ Commodity-Indexed Trust approach expiration, they are replaced by contracts that have a later expiration. For example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced by a contract for delivery in November.   This is accomplished by selling the October contract and purchasing the November contract. This process is referred to as "rolling." Excluding other considerations, if the market for these contracts is in "contango," where the prices are higher in the distant delivery months than in the nearer delivery months, the purchase of the November contract would take place at a price that is higher than the price of the October contract, thereby creating a *negative* "roll yield." Moreover, many commodities have historically exhibited contango markets. The presence of contango in the commodity markets could adversely affect the price of shares of the iShares® S&P GSCI™ Commodity-Indexed Trust and, therefore, the level of the Index and the value of your notes.

Trading and other transactions by us or our affiliates in the commodities or commodities futures contracts underlying the iShares® S&P GSCI™ Commodity-Indexed Trust or the SPDR® Gold Trust, or futures, options, exchange-traded funds or other derivative products on commodities or commodities futures contracts underlying the iShares® S&P GSCI™ Commodity-Indexed Trust or the SPDR® Gold Trust, may impair the market value of the notes.

As described below under "Use of Proceeds," we or our affiliates may hedge our obligations under the notes by purchasing futures or options on commodities underlying the iShares® S&P GSCI™ Commodity-Indexed Trust or the SPDR® Gold Trust, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the performance of commodities underlying the iShares® S&P GSCI™ Commodity-Indexed Trust or the SPDR® Gold Trust, and we may adjust these hedges by, among other things, purchasing or selling commodities underlying the iShares® S&P GSCI™ Commodity-Indexed Trust or the SPDR® Gold Trust, futures, options or exchange-traded funds or other derivative instruments at any time. Although they are not expected to, any of these hedging activities or other hedging and investment activities of ours may adversely affect the market price of commodities underlying the iShares® S&P GSCI™ Commodity-Indexed Trust or the SPDR® Gold Trust and the price of shares of the iShares® S&P GSCI™ Commodity-Indexed Trust or the SPDR® Gold Trust and, therefore, the market value of the notes. It is possible that we and our affiliates could receive substantial returns from these hedging activities while the market value of the notes declines.

The price of gold is volatile and is affected by numerous factors.

The value of the SPDR® Gold Trust is closely related to the price of gold. A decrease in the price of gold may have a material adverse effect on the value of the notes and your return on your investment in the notes. Gold is subject to the effect of numerous factors. The following describes some of the factors affecting gold.

The price of gold is primarily affected by the global demand for and supply of gold. The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors such as the structure of and confidence in the global monetary system, expectations regarding the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is usually quoted), interest rates, gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may be affected by industry factors such as industrial and jewelry demand as well as lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions that hold gold. Additionally, gold prices may be affected by levels of gold production, production costs and short-term changes in supply and demand due to trading activities in the gold market. It is not possible to predict the aggregate effect of all or any combination of these factors.

Economic or political events or crises could result in large-scale purchases or sales of gold, which could affect the price of gold and may adversely affect the value of your notes.

Many investors, institutions, governments and others purchase and sell gold as a hedge against inflation, market turmoil or uncertainty or political events. Under such circumstances, significant large-scale purchases or sales of gold by market participants may affect the price of gold, which could adversely affect the value of your notes. For example, the 1998 Asian financial crisis resulted in significant sales of gold by individuals which depressed the price of gold. Crises in the future may impair gold's price performance which would, in turn, adversely affect the shares of the SPDR® Gold Trust and your investment in the notes. If such a decrease occurs on an Index Valuation Date, the amount payable at maturity, if any, shall be adversely affected.

Substantial sales of gold by governments or public sector entities could result in price decreases, which would adversely affect the value of your notes.

Governments and other public sector entities, such as agencies of governments and multi-national institutions, regularly buy, sell and hold gold as part of the management of their reserves. In the event that economic, political or social conditions or pressures require or motivate public sector entities to sell gold, in a coordinated or uncoordinated manner, the resulting purchases could cause the price of gold to decrease substantially, which could adversely affect the value of your notes.

Gold is traded on the London Bullion Market Association, so an investment in the notes may be subject to risks associated with the London Bullion Market Association.

The Index is linked to the SPDR® Gold Trust, which is closely related to its underlying commodity (*e.g.*, gold) that is traded on the London Bullion Market Association (the "**LBMA**"). Investments in securities indexed to the value of commodities that are traded on non-U.S. exchanges involve risks associated with the markets in those countries, including risks of volatility in those markets and governmental intervention in those markets.

The final price of gold will be determined by reference to fixing prices reported by the LBMA. The LBMA is a self-regulatory association of bullion market participants. Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LBMA price fixings as a global benchmark for the value of gold may be adversely affected. The LBMA is a principals' market which operates in a manner more closely analogous to an over-the-counter physical commodity market than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading. For example, there are no daily price limits on the LBMA which would otherwise restrict fluctuations in the prices of LBMA contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

The relevant exchange for gold has no obligation to consider your interests.

The values of the SPDR® Gold Trust is closely related to the price of gold. The relevant exchange for gold is responsible for calculating the official settlement price or fixing level, as applicable, for gold. The relevant exchange may alter, discontinue or suspend calculation or dissemination of the official settlement price or fixing level, as applicable, for gold. Any of these actions could adversely affect the value of the notes. The relevant exchange has no obligation to consider your interests in calculating or revising the official settlement price or fixing level, as applicable, for gold.

Termination of the SPDR® Gold Trust could affect adversely the value of the notes.

The SPDR® Gold Trust may be required to terminate and liquidate at a time that is disadvantageous to you. If the SPDR® Gold Trust is required to terminate and liquidate, such termination and liquidation could occur at a time that is disadvantageous to you, such as when the price of gold is higher than the price of gold at the time when you purchased your notes.

There are risks associated with the Commodity ETF Constituents.

The Commodity ETF Constituents may have a limited operating history. Although the Commodity ETF Constituents are listed for trading and a number of similar products have been traded on the same and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the Commodity ETF Constituents or that there will be liquidity in the trading market.

The policies of the sponsors of the Commodity ETF Constituents and changes that affect the Commodity ETF Constituents could affect the net asset value of the Commodity ETF Constituents and the amount payable on your notes.

The policies of the sponsors of the Commodity ETF Constituents concerning the net asset value of the Commodity ETF Constituents, additions, deletions or substitutions of assets in the Commodity ETF Constituents and the manner in which changes affecting the Commodity ETF Constituents are reflected in the price of the Commodity ETF Constituents could affect the price of the Commodity ETF Constituents and, therefore, the level of the Index, the amount payable on your notes at maturity and the value of your notes before that date. The amount payable on your notes and their value could also be affected if the sponsor of a Commodity ETF Constituent changes these policies, for example, by changing the manner in which it calculates the price of the relevant Commodity ETF Constituent or if the sponsor discontinues or suspends calculation or publication of the relevant closing price, in which case it may become difficult to determine the value of your notes.

The performance of the iShares® S&P GSCI Commodity-Indexed Trust may not correlate with the performance of its Reference Index, the S&P GSCI™ Total Return Index.

Substantially all of the assets of the iShares® S&P GSCI Commodity-Indexed Trust (the "**Commodity-Indexed Trust**") consist of its holdings of the limited liability company interests in the iShares® S&P GSCI™ Commodity-Indexed Investing Pool LLC (the "**Investing Pool**"), which holds long positions in futures contracts on the S&P GSCI™ Excess Return Index called "CERFs" and posts as margin cash or short-term securities to collateralize its CERF positions. The investment objective of the Commodity-Indexed Trust is to seek investment results that correspond generally, but are not necessarily identical, to the performance of the S&P GSCI™ Total Return Index, which we refer to as the Reference Index for the Commodity-Indexed Trust, before the payment of expenses and liabilities of the Commodity-Indexed Trust and the Investing Pool. Differences between the returns of the Commodity-Indexed Trust and the S&P GSCI™ Total Return Index may be based on, among other factors, any differences between the return on the assets used by the Investing Pool to collateralize its CERF positions and the U.S. Treasury rate used to calculated the return component of the S&P GSCI™ Total Return Index, timing differences, differences between the portion of the Investing Pool's assets invested in CERFs and the portion of the return of the S&P GSCI™ Total Return Index contributed by the S&P GSCI™ Excess Return Index, and the payment of expenses and liabilities by the Commodity-Indexed Trust and the Investing Pool.

The net asset value of the Commodity-Indexed Trust will reflect the performance of the Investing Pool, its sole investment. However, because the Shares of the Commodity-Indexed Trust are traded on NYSE Arca, Inc. and are subject to market supply and investor demand, the market value of one Share of the Commodity-Indexed Trust may differ from the net asset value per share of the Commodity-Indexed Trust.

For all of the foregoing reasons, the performance of the Commodity-Indexed Trust may not correlate with the performance of the S&P® GSCI™ Total Return Index. Consequently, the return on the notes will not be the same as investing directly in the Commodity-Indexed Trust or the S&P® GSCI™ Total Return Index or in the commodity futures contracts or other assets held by the Commodity-Indexed Trust or included in the S&P® GSCI™ Total Return Index, and will not be the same as investing in a note or another financial product with a payment at maturity linked to the performance of the S&P® GSCI™ Total Return Index.

The performance of the SPDR® Gold Trust may not correlate with the price of gold.

The performance of SPDR® Gold Trust may not fully replicate the performance of the price of gold due to the fees and expenses charged by the SPDR® Gold Trust or by restrictions on access to gold due to other circumstances. The SPDR® Gold Trust does not generate any income and as the SPDR® Gold Trust regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each share gradually declines over time. The SPDR® Gold Trust sells gold to pay expenses on an ongoing basis irrespective of whether the trading price of the shares rises or falls in response to changes in the price of gold. The sale of SPDR® Gold Trust's gold to pay expenses at a time of low gold prices could adversely affect the level of the Index and the value of the notes. Additionally, there is a risk that part or all of the SPDR® Gold Trust's gold could be lost, damaged or stolen due to war, terrorism, theft, natural disaster or otherwise.

The net asset value of the SPDR® Gold Trust will reflect the performance of gold. However, because the Shares of the SPDR® Gold Trust are traded on NYSE Arca, Inc. and are subject to market supply and investor demand, the market value of one Share of the SPDR® Gold Trust may differ from the net asset value per share of the SPDR® Gold Trust.

For all of the foregoing reasons, the performance of the SPDR® Gold Trust over the term of the notes may not correlate with the performance of the return on gold over the same period. Consequently, the return on the notes will not be the same as investing directly in the SPDR® Gold Trust, gold or other exchange-traded or over-the-counter instruments based on gold, and will not be the same as investing in a note or another financial product with a payment at maturity linked to the performance of the SPDR® Gold Trust.

Risks Relating to the Cash Constituent

The JPMorgan Cash Index USD 3 Month will be affected by a number of factors.

The performance of the JPMorgan Cash Index USD 3 Month will depend on a number of factors that can affect the levels of 3-month LIBOR, including, but not limited to:

- *changes in, or perceptions about, future rates:* increased interest rate volatility is historically associated with an increased spread between long- and short-term interest rates and, conversely, decreased volatility is historically associated with tighter spreads;

- *general economic conditions:* the economic, financial, political, regulatory and judicial events that affect financial markets generally will affect 3-month LIBOR;

- *prevailing interest rates:* 3-month LIBOR is subject to daily fluctuations depending on the levels of prevailing interest rates in the market generally; in addition, lower overall interest rates are historically associated with an increased spread between long and short-term interest rates and, conversely, higher overall interest rates are historically associated with tighter spreads; and

- *policy of the Federal Reserve Board regarding interest rates:* an easing of monetary policy is historically associated with an increased spread between long and short-term interest rates and, conversely, a tightening of monetary policy is historically associated with tighter spreads.

These and other factors may have a negative effect on the performance of the JPMorgan Cash Index USD 3 Month.

Three-month LIBOR and the manner in which it is calculated may change in the future.

There can be no assurance that the method by which 3-month LIBOR is calculated will not change. Such changes in the method of calculation could reduce the level of 3-month LIBOR. Accordingly, the return of the JPMorgan Cash Index USD 3 Month may be may be significantly reduced.

Three-month LIBOR may be volatile.

Three-month LIBOR is subject to volatility due to a variety of factors affecting interest rates generally, including:

- sentiment regarding underlying strength in the U.S., European and global economies;
- expectation regarding the level of price inflation;
- sentiment regarding credit quality in U.S., European and global credit markets;
- central bank policy regarding interest rates; and
- performance of capital markets.

Decreases in 3-month LIBOR will have a negative effect on the performance of the JPMorgan Cash Index USD 3 Month.

USE OF PROCEEDS

Unless otherwise specified in the relevant terms supplement, the net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the notes. The original issue price of the notes includes each agent's commissions (as shown on the cover page of the relevant terms supplement) paid with respect to the notes and the estimated cost of hedging our obligations under the notes. We may have hedged our obligations under the notes through certain affiliates or unaffiliated counterparties.

Unless otherwise specified in the relevant terms supplement, each agent's commissions will include the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, such hedging may result in a profit that is more or less than expected, or could result in a loss. See also "Use of Proceeds" in the accompanying prospectus.

On or prior to the date of the relevant terms supplement, we, through our affiliates or others, may hedge some or all of our anticipated exposure in connection with the notes by taking positions in the Index, any of the Basket Constituents, the securities, commodities, commodity futures contracts or other assets underlying the Basket Constituents, or instruments the value of which is derived from the Index, any of the Basket Constituents, or the securities, commodities, commodity futures contracts or other assets underlying the Basket Constituents. While we cannot predict an outcome, such hedging activity or other hedging and investment activities of ours could potentially increase the level of the Index as well as the Initial Index Level, and, therefore, effectively establish a higher level that the Index must achieve for you to receive at maturity of the notes more than the applicable principal amount (or a portion of principal if the relevant terms supplement specifies a Downside Exposure Percentage) of your notes (other than, if applicable, any interest payment or payment of the Minimum Return). From time to time, prior to maturity of the notes, we may pursue a dynamic hedging strategy that may involve taking long or short positions in the Index, any of the Basket Constituents, the securities, commodities, commodity futures contracts or other assets underlying the Basket Constituents, or instruments the value of which is derived from the Index, any of the Basket Constituents, or the securities, commodities, commodity futures contracts or other assets underlying the Basket Constituents. Although we have no reason to believe that any of these activities will have a material impact on the level of the Index or the value of the notes, we cannot assure you that these activities will not have such an effect.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No note holder will have any rights or interest in our hedging activity or any positions we or any unaffiliated counterparties may take in connection with our hedging activity.

THE JPMORGAN ETF EFFICIENTE 5 INDEX

The JPMorgan ETF Efficiente 5 Index (the **"ETF Efficiente Index"** or the **"Index"**) was developed and is maintained and calculated by J.P. Morgan Securities Ltd. The ETF Efficiente Index is a notional dynamic basket that tracks the excess return of a portfolio of twelve exchange-traded funds (each an **"ETF Constituent,"** and collectively the **"ETF Constituents"**), with dividends reinvested, and the JPMorgan Cash Index USD 3 Month (the **"Cash Constituent"**) over the return of the Cash Constituent. We refer to the ETF Constituents and the Cash Constituent together as the **"Basket Constituents**." The ETF Constituents represent a diverse range of asset classes and geographic regions. The description of the Index and methodology included in this product supplement is based on rules formulated by J.P. Morgan Securities Ltd. (the **"Rules"**). The Rules, and not this description, will govern the calculation and constitution of the Index and other decisions and actions related to their maintenance. The Rules in effect as of the date of this product supplement are included as part of the Rules attached as Annex A to this product supplement. The Index is the intellectual property of J.P. Morgan Securities Ltd., and J.P. Morgan Securities Ltd. reserves all rights with respect to its ownership of the Index. The Index is reported by Bloomberg L.P. under the ticker symbol "EEJPUS5E."

The JPMorgan ETF Efficiente 5 Index rebalances monthly a synthetic portfolio composed of the Basket Constituents. The Index is based on the "modern portfolio theory" approach to asset allocation, which suggests how a rational investor should allocate his capital across the available universe of assets to maximize return for a given risk appetite. The Index uses the concept of an "efficient frontier" to define the asset allocation of the Index. An efficient frontier for a portfolio of assets defines the optimum return of the portfolio for a given amount of risk. The Index uses the volatility of returns of hypothetical portfolios as the measure of risk. This strategy is based on the assumption that the most efficient allocation of assets is one that maximizes returns per unit of risk. The index level of each ETF Efficiente Index (the **"Index Level"**) is determined by tracking the returns of the synthetic portfolio above the return of the JPMorgan Cash Index USD 3 Month.

The strategy assigns the weights to the Basket Constituents based upon the returns and volatilities of multiple hypothetical portfolios comprising the Basket Constituents measured over the previous six months. The re-weighting methodology seeks to identify the weights for each Basket Constituent that would have resulted in the hypothetical portfolio with the highest return over the relevant measurement period subject to an annualized volatility over the same period of 5% or less. Thus, the portfolio exhibiting the highest return with an annualized volatility of 5% or less is then selected, with the weighting for such portfolio applied to the Basket Constituents. In the event that none of the portfolios has an annualized volatility equal to or less than 5%, this volatility threshold is increased by 1% until a portfolio is selected.

No assurance can be given that the investment strategy used to construct the ETF Efficiente Index will be successful or that the ETF Efficiente Index will outperform any alternative basket or strategy that might be constructed from the Basket Constituents. Furthermore, no assurance can be given that the ETF Efficiente Index will achieve its target volatility of 5%. The actual realized volatility of the ETF Efficiente Index may be greater or less than 5%.

The Index is described as a "notional" or synthetic portfolio or basket of assets because there is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. The Index merely references certain assets, the performance of which will be used as a reference point for calculating the Index Level.

The Index Calculation Agent; Amendment of Rules; Limitation of Liability

J.P. Morgan Securities Ltd. (**"JPMSL"**) or any affiliate or subsidiary designated by it will act as calculation agent for the Index (the **"index calculation agent"**). The index calculation agent's determinations in respect of the Index and interpretation of the Rules will be final. The Rules may be supplemented, amended or restated from time to time at the discretion of JPMSL in its capacity as index calculation agent.

The index calculation agent will act in good faith and in a commercially reasonable manner with respect to the performance of its obligations and the exercise of its discretions pursuant to the Rules.

While the Rules are intended to be comprehensive, ambiguities may arise. In such circumstances, the index calculation agent will resolve such ambiguities in a reasonable manner and, if necessary, amend the Rules to reflect such resolution.

Neither the index calculation agent nor any of its affiliates or subsidiaries or any of their respective directors, officers, employees, representatives, delegates or agents (each a "**Relevant Person**") will have any responsibility to any person (whether as a result of negligence or otherwise) for any determinations made or anything done (or omitted to be determined or done) in respect of the Index and any use to which any person may put the Index or the Index Levels. All determinations of the index calculation agent in respect of the Index shall be final, conclusive and binding and no person shall be entitled to make any claim against any of the Relevant Persons in respect thereof. Once a determination or calculation is made or action taken by the index calculation agent in respect of the Indices, neither the index calculation agent nor any other Relevant Person shall be under any obligation to revise any determination or calculation made or action taken for any reason.

The Basket Constituents of the Indices

Subject to the occurrence of an Extraordinary Event (as defined below), the Basket Constituents are set out in Table 1 below. Table 1 also contains the Bloomberg ticker for each Basket Constituent for ease of identification, as well as the Exchange and Related Exchange for each ETF Constituent.

Table 1

	Basket Constituent Name	Bloomberg Ticker	Primary Exchange for ETF	Related Exchange
1	SPDR® S&P 500® ETF Trust	SPY	NYSE Arca, Inc. ("**NYSE Arca**")	All Exchanges
2	iShares® Russell 2000 Index Fund	IWM	NYSE Arca	All Exchanges
3	iShares® MSCI EAFE Index Fund	EFA	NYSE Arca	All Exchanges
4	iShares® Barclays 20+ Year Treasury Bond Fund	TLT	NYSE Arca	All Exchanges
5	iShares® iBoxx $ Investment Grade Corporate Bond Fund	LQD	NYSE Arca	All Exchanges
6	iShares® iBoxx High Yield Corporate Bond Fund	HYG	NYSE Arca	All Exchanges
7	iShares® MSCI Emerging Markets Index Fund	EEM	NYSE Arca	All Exchanges
8	iShares® JPMorgan USD Emerging Markets Bond Fund	EMB	NYSE Arca	All Exchanges
9	iShares® Dow Jones Real Estate Index Fund	IYR	NYSE Arca	All Exchanges
10	iShares® S&P GSCI™ Commodity-Indexed Trust	GSG	NYSE Arca	All Exchanges
11	SPDR® Gold Trust	GLD	NYSE Arca	All Exchanges
12	iShares® Barclays TIPS Bond Fund	TIP	NYSE Arca	All Exchanges
13	JPMorgan Cash Index USD 3 Month	JPCAUS3M	N/A	N/A

Determining the Weights for the Basket Constituents

The Index will be rebalanced on the first Index Business Day of each calendar month (each such day a "**Re-weighting Date**"), subject to adjustment if an Index Market Disruption Event has occurred and is continuing.

An "**Index Business Day**" means a day (i) on which the New York Stock Exchange is scheduled to open for trading for its regular trading session and (ii) that is a Dealing Day for all Basket Constituents.

"**Dealing Day**" means (a) in respect of any Basket Constituent that is an index, including the Cash Constituent, a day upon which the Closing Level for the Basket Constituent is (or, but for the occurrence of an Index Market Disruption Event, would have been) scheduled to be calculated and published by the relevant Basket Constituent Sponsor and (b) in respect of an ETF Constituent, each day on which the primary exchange in the United States for such ETF Constituent is scheduled to be open for trading for its regular trading session.

(a)   *Identifying the Performance Observation Periods*

The weights assigned to the Basket Constituents are determined two Index Business Days before the Re-weighting Date (the **"Re-weighting Selection Date"**), subject to adjustment. These weights are based on the returns and volatilities of multiple hypothetical portfolios comprising the Basket Constituents over the period of 126 Weekdays prior to and including each Re-weighting Selection Date, as identified by the index calculation agent (each, a **"Performance Observation Period"**).

A **"Weekday"** is any day other than a Saturday or a Sunday.

(b)   *Identifying the Unique Portfolio for each Performance Observation Period*

With respect to the applicable Performance Observation Period identified by the index calculation agent, on each Re-weighting Selection Date k, the index calculation agent selects the weights in order to identify the hypothetical portfolio with the strongest performance that has an annualized volatility of 5% or less (subject to adjustment) by the following methodology:

1.   The index calculation agent calculates the Closing TR Level of each ETF Constituent and obtains the Closing Level of each Basket Constituent that is an index, including the Cash Constituent, for each Weekday during the relevant Performance Observation Period. If any such Weekday is not a Dealing Day with respect to a Basket Constituent or if the index calculation agent cannot obtain relevant reliable information from third party sources, the Closing TR Level or Closing Level, as the case may be, for that Basket Constituent in respect of such Weekday will be deemed to be the Closing TR Level or the Closing Level, as the case may be, for that Basket Constituent as of the immediately preceding Dealing Day for that Basket Constituent for which the index calculation agent can obtain relevant reliable information from third party sources.

"Closing TR Level" means, subject to the provisions of "— Index Market Disruption Events" below, with respect to Basket Constituent i if such Basket Constituent is an ETF Constituent and Dealing Day t, the Closing Level of the ETF Constituent with the dividends re-invested, as calculated in accordance with the algorithm(s) set out in the Rules.

"Closing Level," means, subject to the provisions of "— Index Market Disruption Events" and "— Extraordinary Events" below, (a) in respect of a Basket Constituent that is an index, including the Cash Constituent, and a Dealing Day, (i) the official closing level of the applicable Basket Constituent published by the relevant Basket Constituent Sponsor for such Dealing Day; *provided, however,* that if the index calculation agent determines that such official closing level reflects manifest error on the part of the relevant Basket Constituent Sponsor, the index calculation agent will determine the closing level of the index in good faith and in a commercially reasonable manner or (ii) in such circumstances as set out in the definition of Non-Publication Event relating to the calculation of a Proxy Calculated Level, the Proxy Calculated Level, and (b) in respect of an ETF Constituent and a Dealing Day, the last reported sale price, regular way (or, in the case of the NASDAQ Stock Market, the official closing price) of the principal trading session on such Dealing Day on the principal U.S. securities exchange registered under the Securities Exchange Act of 1934, as amended (the **"Exchange Act"**), on which such ETF Constituent is listed or admitted to trading.

"Basket Constituent Sponsor" means, in respect of a Basket Constituent, the sponsor or successor sponsor of such Basket Constituent.

2.   The index calculation agent identifies all possible Eligible Portfolios as described below under **"***Eligible Portfolios and Weighting Constraints.***"**

3.   The index calculation agent calculates the Performance of each such Eligible Portfolio over the relevant Performance Observation Period, which is equal to the sum of the weighted returns of each Basket Constituent (based on the weights assigned to the Basket Constituents in the relevant Eligible Portfolio) over the relevant Performance Observation Period, minus one.

"**Performance**" means, in respect of an Eligible Portfolio and a Performance Observation Period, the performance of such Eligible Portfolio over such Performance Observation Period, as determined by the index calculation agent using the algorithm(s) set out in the Rules.

4. The index calculation agent calculates the annualized realized volatility of each such Eligible Portfolio over the Performance Observation Period (the "**Realized Volatility**") based on a pre-determined formula.

5. The index calculation agent selects the Eligible Portfolio with the strongest performance over the relevant Performance Observation Period (with a precision of as many decimal places as necessary) that has an annualized Realized Volatility equal to or less than the Target Volatility, which is subject to adjustment as described below. The Eligible Portfolio that satisfies these criteria is known as the "**Unique Portfolio**" for that Performance Observation Period.

The "**Target Volatility**" means 5% and is subject to adjustment as described in (6) below.

6. If none of the Eligible Portfolios has an annualized Realized Volatility equal to or less than the Target Volatility, the index calculation agent will increase the Target Volatility by one percent (1%) and repeat step (5) above until a Unique Portfolio is selected. These steps, including an increase to the Target Volatility, may be repeated further until a Unique Portfolio is selected.

(c)   *Determining the Weight to be assigned to each Basket Constituent on the relevant Re-weighting Date*

The weight assigned to each Basket Constituent as of any Re-weighting Date will be determined by the index calculation agent as the weight assigned to such Basket Constituent within the Unique Portfolio identified with respect to the immediately preceding Re-weighting Selection Date (the "**Weight**").

The effective Weight of each of the Basket Constituents within each ETF Efficiente Index may fluctuate during the period from one Re-weighting Date to the next Re-weighting Date due to movements in the level of the Basket Constituents.

(d)   *Eligible Portfolios and Weighting Constraints*

For the ETF Efficiente Index, an "**Eligible Portfolio**" is any hypothetical portfolio of Basket Constituents that comprises all thirteen (13) of the Basket Constituents and that satisfies the following (the "**Weighting Constraints**"):

(i)   The minimum possible Weight assigned to any Basket Constituent is 0%;

(ii) The Weight assigned to each Basket Constituent is an integral multiple of 5%;

(iii) The maximum possible Weight assigned to (x) either of the JPMorgan Cash Index USD 3 Month* or the iShares® Barclays TIPS Bond Fund is 50%, (y) the iShares® Russell 2000 Index Fund or the iShares® S&P GSCI™ Commodity-Indexed Trust or the SPDR® Gold Trust is 10%, and (z) any other Basket Constituent is 20%;

(iv) The sum of the Weights assigned to the Basket Constituents numbered 1 through 3 in Table 1 above will not be greater than 50%. For the avoidance of doubt, the sum of the weights assigned to the SPDR® S&P 500® ETF Trust, iShares® Russell 2000 Index Fund and the iShares® MSCI EAFE Index Fund will not be greater than 50%;

(v)   The sum of the Weights assigned to the Basket Constituents numbered 4 through 6 in Table 1 above will not be greater than 50%. For the avoidance of doubt, the sum of the Weights assigned to the iShares® Barclays 20+ Year Treasury Bond Fund, iShares® iBOXX $ Investment Grade Corporate Bond Fund and iShares® iBOXX $ High Yield Corporate Bond Fund will not be greater than 50%;

(vi) The sum of the Weights assigned to the Basket Constituents numbered 7 and 8 in Table 1 above will not be greater than 25%. For the avoidance of doubt, the sum of the Weights assigned to the iShares® MSCI Emerging Markets Index Fund and iShares® JPMorgan USD Emerging Markets Bond Fund will not be greater than 25%.

(vii) The sum of the Weights assigned to Basket Constituents numbered 9 through 11 in Table 1 above will not be greater than 25%. For the avoidance of doubt, the sum of the Weights assigned to the iShares® Dow Jones Real Estate Index Fund, iShares® S&P GSCI™ Commodity-Indexed Trust and SPDR® Gold Trust will not be greater than 25%.

(viii) The sum of the Weights assigned to the Basket Constituents numbered 12 and 13 in Table 1 above will not be greater than 50%.[*] For the avoidance of doubt, the sum of the Weights assigned to the iShares® Barclays US TIPS Bond Fund and the JPMorgan Cash Index USD 3 Month will not be greater than 50%.[*]

(ix) The sum of (a) the Weights assigned to all the Basket Constituents will be equal to 100%.

The following table summarizes the Weighting Constraints described above.

Table 2

	Sector Cap	Basket Constituent	Asset Cap
1	Developed Equities 50%	SPDR® S&P 500® ETF Trust	20%
2		iShares® Russell 2000 Index Fund	10%
3		iShares® MSCI EAFE Index Fund	20%
4	Bonds 50%	iShares® Barclays 20+ Year Treasury Bond Fund	20%
5		iShares® iBOXX Investment Grade Corporate Bond Fund	20%
6		iShares® iBOXX High Yield Corporate Bond Fund	20%
7	Emerging Markets 25%	iShares® MSCI Emerging Markets Index Fund	20%
8		iShares® Emerging Markets Bond Fund	20%
9	Alternative Investments 25%	iShares® Dow Jones Real Estate Index Fund	20%
10		iShares® S&P GSCI™ Commodity-Indexed Trust	10%
11		SPDR® Gold Trust	10%
12	Inflation Protected Bonds and Cash 50%	iShares® Barclays TIPS Bond Fund	50%
13		JPMorgan Cash Index USD 3 Month[*]	50%

* For the avoidance of doubt, as a result of the replacement of any Basket Constituent with the Cash Constituent, the aggregate Weight of the Cash Constituent would be allowed to exceed the Weighting Constraints specific to the Cash Constituent because a portion of such aggregate Weight would be subject to the Weighting Constraints specific to the replaced Basket Constituent and not the Weighting Constraints specific to the Cash Constituent.

Consequently, (a) the Weight assigned to each Basket Constituent numbered 1, 3, 4, 5, 6, 7, 8 or 9 in Table 1 above in an eligible portfolio may be any of 0%, 5%, 10%, 15% and 20%; (b) the Weight assigned to each Basket Constituent numbered 2, 10 or 11 in Table 1 above may be any of 0%, 5% and 10%; and (c) the Weight assigned to the Basket Constituent numbered 12 or 13 in Table 1 above may be any of 0%, 5%, 10%, 15%, 20%, 25%, 30%, 35%, 40%, 45% or 50%, *provided* that Weighting Constraints (iv) through (ix) are satisfied.

Calculation of the Index Level

Unless an Index Market Disruption Event has occurred and is continuing, the Index Level will be calculated by the index calculation agent for each Index Business Day.

On October 29, 2010 (the "**Start Date**"), the ETF Efficiente Index comprised notional holdings in the Basket Constituents with Weights determined as of the Re-weighting Selection Date immediately preceding the Start Date (the "**Initial Re-weighting Selection Date**") and effected as of the relevant Re-weighting Date (the "**Initial re-weighting Date**"), in accordance with "Determining the Weights for the Basket Constituents" above. References to "Re-weighting Date" or "Re-weighting Selection Date," respectively, include references to the Initial Re-weighting Date or Initial Re-Weighting Selection Date, respectively. The Index Level for the Index was set at 100 on October 1, 2010 (the "**Base Date**"). The Index Level for the Index on the Start Date was 100.53.

On each Index Business Day t from but excluding the immediately preceding Re-weighting Date k to and including the next following Re-weighting Date $k+1$, the Index Level for each ETF Efficiente Index will be calculated according to the following formula:

$$\text{Index}_{k,t} = Index_k \times \left(\text{Return}_{k,t} - Fee \times \frac{Days_{k,t}}{360} \right)$$

where:

$Index_{k,t}$ means the Index Level of such ETF Efficiente Index on Index Business Day t;

$Index_k$ means the Index Level of such ETF Efficiente Index on Re-weighting Date k;

Fee means 0.50% per annum,

$Days_{k,t}$ means the number of calendar days from but excluding the Re-weighting Date k to and including Index Business Day t,

$$\text{Return}_{k,t} = \left(\sum_{i=1}^{13} \frac{S_{k,t}^i}{S_k^i} \times W_k^i \right) - \frac{S_{k,t}^{13}}{S_k^{13}} + 100\%$$

where:

$S_{k,t}^i$ means, for i = 1 to 12, the Closing TR Level of Basket Constituent i, if such Basket Constituent is an ETF Constituent, or the Closing Level for Basket Constituent i, if such Basket Constituent is an index that is not the Cash Constituent, on Index Business Day t;

S_k^i means, for i = 1 to 12, the Closing TR Level of Basket Constituent i, if such Basket Constituent is an ETF Constituent, or the Closing Level for Basket Constituent i, if such Basket Constituent is an index that is not the Cash Constituent, on Re-weighting Date k;

W_k^i means the Weight assigned to Basket Constituent i on Re-weighting Date k (for all Basket Constituents);

$S_{k,t}^{13}$ means the Closing Level of Basket Constituent i = 13 (the Cash Constituent) on Index Business Day t;

S_k^{13} means the Closing Level of Basket Constituent i = 13 (the Cash Constituent) on Re-weighting Date k;

where i for each Basket Constituent is the number (1 through 13) assigned to that Basket Constituent in Table 1 above.

The Index Level on any Index Business Day reflects the sum of the weighted returns of the Basket Constituents over the period between the immediately preceding Re-weighting Date and that Index Business Day, net of the return of the JPMorgan Cash Index USD 3 Month over the same period, minus the portion of the Fee that has accrued over the same period.

The Index Level will be reported to two decimal places.

Index Market Disruption Events

General

An **"Index Market Disruption Event"** occurs if the index calculation agent in its sole discretion determines that on any Dealing Day there has been:

(i) in respect of any Basket Constituent that is an index or any Reference Index of any ETF Constituent, a failure by the relevant sponsor to calculate and publish the Closing Level for such index on such Dealing Day, or any event that, in the determination of the index calculation agent, disrupts or impairs the ability of market participants generally to effect transactions in or obtain market values for any securities or components that compose the relevant index, any options on instruments related to such securities or components, or relevant futures related to such securities or components, if such disruption relates to securities or components and related options or futures on the same or additional securities or components which securities and components in the aggregate compose 20 percent or more of the level of the relevant index;

(ii) in respect of a Basket Constituent that is an equity index or any Reference Index of any ETF Constituent that is an equity index, an Equity Index Disruption Event;

(iii) in respect of a Basket Constituent that is a commodity index, any Reference Index of any ETF Constituent that is a commodity index or any Reference Commodities of any ETF Constituent, a Commodity Disruption Event; or

(iv) in respect of an ETF Constituent, an ETF Disruption Event; and

the index calculation agent determines in its sole discretion that the applicable event described above could materially interfere with the ability of market participants to transact in positions with respect to the Index, any Basket Constituent or the Reference Index of any ETF Constituent.

For the purpose of determining whether an Index Market Disruption Event with respect to an index and a Dealing Day exists at any time, if trading in a security or component included in the applicable index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the level of the applicable index will be based on a comparison of (x) the portion of the level of the applicable index attributable to that security relative to (y) the overall level of the applicable index, in each case immediately before that suspension or limitation.

An **"Equity Index Disruption Event"** means, in each case as determined by the index calculation agent in its sole discretion:

(i) the occurrence or existence of a suspension, absence or material limitation of trading of securities then constituting 20% or more of the level of the equity index on the relevant exchanges for such securities for more than two hours of trading during, or during the last one-half hour period preceding the close of, the principal trading session on such relevant primary exchanges; or

(ii) if applicable, the occurrence or existence of a suspension, absence or material limitation of trading on the primary exchange or market for trading in futures or options contracts related to the equity index for more than two hours of trading during, or during the last one-half hour period preceding the close of, the principal trading session on such applicable exchange or market.

A **"Commodity Disruption Event"** means, in each case as determined by the index calculation agent in its sole discretion:

(i)   a material limitation, suspension, discontinuation or disruption of trading in one or more of the relevant Reference Commodities;

(ii) a material limitation, suspension, discontinuation or disruption of trading in one or more options or futures contracts on (x) a relevant commodity or commodities related to the relevant commodity index or (y) the relevant Reference Commodities, which results in failure by the relevant exchange on which any such option(s) and/or futures contract(s) is/are traded to report an official settlement price for such option(s) and/or futures contract(s) on the day on which such event occurs or any succeeding day on which it continues;

(iii) a limitation, suspension or disruption of trading in one or more options or futures contracts on (x) a relevant commodity or commodities related to the relevant commodity index or (y) the relevant Reference Commodities, by reason of movements exceeding "limit up" or "limit down" levels permitted by the relevant exchange and which the index calculation agent determines is material to trading volume and market conditions in such option(s) or futures contract(s) on such Dealing Day;

(iv) publication by the relevant exchange of a "limit price" as the official settlement price for any futures contract on (x) the relevant commodity or commodities related to the relevant commodity index or (y) the relevant Reference Commodities (by reason of movements exceeding "limit up" or "limit down" levels permitted by the relevant exchange);

(v) the occurrence of a Non-Publication Event;

(vi) the relevant exchange for any futures contracts on (x) the relevant commodity or commodities related to the relevant commodity index or (y) the relevant Reference Commodities is not open for trading during its regular trading session as scheduled for the relevant day; or

(vii) the relevant market for any Reference Commodity is not open for trading during its regular trading session as scheduled for the relevant day.

"**Non-Publication Event**" means the failure by the relevant exchange, index sponsor of the relevant commodity index or other price source to announce publicly or publish the following (or the information necessary for determining the following): (a) the official settlement price for any relevant futures contract on (x) the relevant commodity or commodities related to the relevant commodity index or (y) the relevant Reference Commodities; or (b) the closing level of the relevant commodity index, in either case by noon (London time) on the immediately following Dealing Day, *provided, however*, that the occurrence of such an event shall not constitute a "Non-Publication Event" in the case of clause (b) hereof if the index calculation agent determines in its sole discretion by noon (London time) on such immediately following Dealing Day that the information necessary for determining the closing level of the relevant commodity index has been announced publicly or published by the relevant exchange, index sponsor of the relevant commodity index or other price source in which case the index calculation agent shall determine the closing level of such commodity index (the closing level so determined being a "**Proxy Calculated Level**") in good faith and in a commercially reasonable manner.

An "**ETF Disruption Event**" means, in each case as determined by the index calculation agent in its sole discretion:

(i)   the occurrence or existence of a suspension, absence or material limitation of trading of the shares of such ETF Constituent on the relevant primary exchange for such shares for more than two hours of trading during, or during the last one-half hour period preceding the close of, the principal trading session on such relevant primary exchange;

(ii) a breakdown or failure in the price and trade reporting systems of the relevant primary exchange for the shares of such ETF Constituent as a result of which the reported trading prices for such shares are materially inaccurate for more than two hours of trading during, or during the last one-half hour preceding the close of, the principal trading session on such relevant primary exchange;

(iii) if applicable, the occurrence or existence of a suspension, absence or material limitation of trading on the primary exchange or market for trading in futures or options contracts related to the shares of such ETF Constituent or on any Related Exchange for such ETF Constituent for more than two hours of trading during, or during the last one-half hour period preceding the close of, the principal trading session in the applicable exchange or market;

(iv) the net asset value of such ETF Constituent is not calculated or is not announced by the Basket Constituent Sponsor; or

(v) the relevant sponsor of any ETF Constituent suspends creations or redemptions of shares of such ETF Constituent.

For the purpose of determining whether an Equity Index Disruption Event or an ETF Disruption Event has occurred:

(i) a limitation on the hours or number of days of trading will not constitute an Equity Index Disruption Event or an ETF Disruption Event if it results from an announced change in the regular business hours of the relevant primary exchange or the primary exchange or market for trading in futures or options contracts related to the relevant shares;

(ii) limitations pursuant to the rules of any relevant primary exchange similar to New York Stock Exchange Rule 80B (or any applicable rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to New York Stock Exchange Rule 80B as determined by the index calculation agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading;

(iii) a suspension of trading in futures or options contracts on the applicable equity index or shares of an ETF Constituent by the primary exchange or market for trading in such contracts or shares by reason of (a) a price change exceeding limits set by such exchange or market, (b) an imbalance of orders relating to such contracts or shares or (c) a disparity in bid and ask quotes relating to such contracts or shares, will constitute a suspension, absence or material limitation of trading in futures or options contracts related to the applicable equity index or the shares of such ETF Constituent; and

(iv) a suspension, absence or material limitation of trading on any relevant primary exchange or, if applicable, on the primary exchange or market on which futures or options contracts related to the applicable equity index or the shares of such ETF Constituent are traded will not include any time when such exchange or market is itself closed for trading under ordinary circumstances.

A "**Related Exchange**" means, in respect of any ETF Constituent, each exchange or quotation system, if any, specified as such in Table 1 above, any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in futures or options contracts relating to the ETF Constituent has temporarily relocated (provided that the index calculation agent has determined that there is a comparable liquidity relative to the futures or options contracts relating to the ETF Constituent on such temporary substitute exchange or quotation system as on the original Related Exchange), *provided, however*, that where "All Exchanges" is specified as the Related Exchange, "Related Exchange" shall mean each exchange or quotation system (as determined by the index calculation agent) where trading has a material effect (as determined by the index calculation agent) on the overall market for futures or options contracts relating to the ETF Constituent.

"**Reference Index**" means, with respect to an ETF Constituent, the index underlying such ETF Constituent.

"**Reference Commodity**" means, with respect to an ETF Constituent, each commodity underlying such ETF Constituent.

Disruption Affecting a Re-weighting Selection Date

If a Re-weighting Selection Date is a Dealing Day on which an Index Market Disruption Event occurs or is continuing (a "**Disrupted Day**") in respect of any Basket Constituent (each such Basket Constituent for these purposes, an "**Affected Basket Constituent**"), then the relevant Re-weighting Selection Date will remain the originally scheduled Re-weighting Selection Date and the Closing TR Level or Closing Level, as the case may be, for each Affected Basket Constituent in respect of such Disrupted Day will be deemed to be the Closing TR Level or Closing Level, as the case may be, for the Affected Basket Constituent as of the immediately preceding Dealing Day for the Affected Basket Constituent that was not a Disrupted Day.

Disruption Affecting a Re-weighting Date

If a Re-weighting Date is a Disrupted Day in respect of any Basket Constituent (each such Basket Constituent for these purposes, an "**Affected Basket Constituent**"), then the relevant Re-weighting Date will be deemed to be the first following day that is a Dealing Day for all of the Basket Constituents and that is not a Disrupted Day for any Basket Constituent, unless each of the five Index Business Days immediately following the day originally scheduled to be the Re-weighting Date is a Disrupted Day for any Basket Constituent, in which case such fifth Index Business Day following the day originally scheduled to be the relevant Re-weighting Date will be deemed to be the relevant Re-weighting Date (notwithstanding that it is a Disrupted Day in respect of at least one Basket Constituent), and the index calculation agent will re-weight the ETF Efficiente Index acting in good faith using such information and/or methods as it determines, in its reasonable discretion, are appropriate.

Disruption Affecting an Index Business Day

If any Index Business Day is a Disrupted Day for one or more Basket Constituents (each such Basket Constituent for these purposes, an "**Affected Basket Constituent**"), the index calculation agent may either:

(i) calculate its good faith estimate of the Index Level for such Index Business Day, using its good faith estimate of the Closing Level and/or the Closing TR Level of the Affected Basket Constituent(s). Any such estimated level may be subject to correction on the first succeeding Index Business Day that is not a Disrupted Day in respect of such affected Basket Constituent and on the first succeeding Index Business Day that is not a Disrupted Day in respect of any Basket Constituent; or

(ii) suspend the calculation and publication of the Index Level until the first succeeding Index Business Day that is not a Disrupted Day in respect of any Basket Constituent.

For purposes of determining the Closing TR Level for any ETF Constituent on any Dealing Day, if the immediately preceding Dealing Day ("**Prior Dealing Day**") for such ETF Constituent is a Disrupted Day then, in the formula for determining the Closing TR Level for such Dealing Day, (i) the Closing TR Level for that Prior Dealing Day will be replaced with the Closing TR Level on the immediately preceding Dealing Day that was not a Disrupted Day (the "**Prior Non-Disrupted Dealing Day**") for such ETF Constituent, (ii) the Closing Level for that Prior Dealing Day will be replaced with the Closing Level on the Prior Non-Disrupted Dealing Day for such ETF Constituent, and (iii) the Gross Dividend Amount of the ETF Constituent in respect of such Dealing Day shall be replaced with the sum of the Gross Dividend Amounts of the ETF Constituent in respect of all days from and excluding the Prior Non-Disrupted Dealing Day to and including such Dealing Day.

"**Gross Dividend Amount**" means, in respect of an ETF Constituent and an Ex-Dividend Date for such ETF Constituent, 100% of the amount of any dividend or other distribution per share of the ETF Constituent that a shareholder in that ETF Constituent on that Ex-Dividend Date would no longer have the right to receive due to the occurrence of such Ex-Dividend Date, as determined by the index calculation agent in its discretion as (x) the amount of any cash dividend paid or other cash distribution made and (y) the fair market value of any distribution of shares of capital stock, evidences of indebtedness or other assets or property of such ETF Constituent (other than share dividends or distributions). If a portion of such distribution consists of property traded on the Ex-Dividend Date on a U.S. national securities exchange, the fair market value of such portion will equal the closing price of such distributed property on such Ex-Dividend Date.

"**Ex-Dividend Date**" means, (a) in respect of any Basket Constituent that is an index, including the Cash Constituent, a day upon which the Closing Level for the Cash Constituent is (or, but for the occurrence of a Market Disruption Event, would have been) scheduled to be calculated and published by the relevant Basket Constituent Sponsor; and (b) in respect of an ETF Constituent, each day on which the primary exchange in the United States for such ETF Constituent is scheduled to be open for trading for its regular trading session.

Extraordinary Events

Certain events may have the effect of any one or more of the thirteen Basket Constituents set out in Table 1 above being succeeded to, being subject to a material change in its calculation or being cancelled. We refer to each of these events individually as an Extraordinary Event, as described in detail below.

(i) For any Basket Constituent, (a) if its level or net asset value is not calculated and is not announced by the Basket Constituent Sponsor for the relevant Basket Constituent, but is calculated and announced by a successor sponsor acceptable to the index calculation agent, or (b) in the case of an index, if it is replaced by a successor index using, in the determination of the index calculation agent, the same or a substantially similar formula for and method of calculation as used in the calculation of that Basket Constituent, or (c) in the case of an ETF Constituent, if it is replaced by a successor ETF whose Reference Commodities are the same as that of the replaced ETF Constituent or whose Reference Index is either the same as that of the replaced ETF Constituent or is an index using, in the determination of the index calculation agent, the same or a substantially similar formula for and method of calculation as used in the calculation of the replaced ETF Constituent's Reference Index and, in any case, whose sponsor is acceptable to the index calculation agent, then, in the case of clause (a), (b) or (c) above, that Basket Constituent thereinafter will be deemed to be the successor index or ETF so calculated and announced by that successor sponsor described in clause (a) above or that successor index or ETF described in clause (b) or (c) above, as the case may be, with effect from a date determined by the index calculation agent, which may make such adjustments to the Rules as it determines in good faith are appropriate to account for such change. For the avoidance of doubt, the index calculation agent will not accept a particular successor ETF or successor index if the index calculation agent determines, in its discretion, that doing so would immediately result in the occurrence of an Extraordinary Event. Upon the acceptance of a successor ETF or successor index, such successor will take the place of the relevant Basket Constituent. For the avoidance of doubt, the prior performance of such successor will be used in the identification of the Unique Portfolio for future Performance Observation Periods.

(ii)   If an Extraordinary Event occurs in respect of a Basket Constituent, the index calculation agent, acting in good faith and a commercially reasonable manner, will select as a substitute for such Basket Constituent an exchange-traded fund or index that the index calculation agent determines, in its discretion, possesses substantially similar characteristics or provides substantially similar exposure (as considered prior to the occurrence of such Extraordinary Event, with the understanding that an exchange-traded fund can be substantially similar to an index and vice versa) as compared to the Basket Constituent that is being replaced (such substitute ETF or index being referred to herein as a **"substitute ETF"** or **"substitute index,"** respectively); in such a case, the index calculation agent will, in good faith, make such adjustment(s) that it determines to be appropriate to any variable, calculation methodology, valuation terms or any other rule in relation to the ETF Efficiente Index to account for such substitution; *provided that* the index calculation agent will not select a substitute ETF for the Cash Constituent, but may select a substitute index for the Cash Constituent; *provided further that*, for any Basket Constituent other than the Cash Constituent, if the index calculation agent determines, in its discretion, that no such substitute ETF and no such substitute index is available, then the index calculation agent will, in its discretion, (x) determine its good faith estimate of the closing price of such Basket Constituent as of a date on or prior to the occurrence of such Extraordinary Event and use such estimate of the closing price (without modification over time) in respect of such Basket Constituent in subsequent calculations of the Index Level of the ETF Efficiente Index until the immediately following Re-Weighting Date, (y) replace such Basket Constituent with the Cash Constituent as its substitute and (z) in good faith, make such adjustment(s) that it determines to be appropriate to any variable, calculation methodology, valuation terms or any other rule in relation to the Index to account for such substitution (for the avoidance of doubt, as a result of such a replacement of any Basket Constituent with the Cash Constituent, the aggregate Weight of the Cash Constituent would be allowed to exceed the Weighting Constraints specific to the Cash Constituent, because a portion of such aggregate Weight would be subject to the Weighting Constraints specific to the replaced Basket Constituent and not the Weighting Constraints specific to the Cash Constituent); *provided further that* for the Cash Constituent if the index calculation agent determines, in it discretion, that no such substitute ETF and/or no such substitute index is available, then the index calculation agent will, in its discretion, calculate the level of the Cash Constituent using, in lieu of a published level for the Cash Constituent, the level for the Cash Constituent as of any future Index Business Day as determined by the index calculation agent in accordance with the formula for and method of calculating that Cash Constituent last in effect prior to the occurrence of such Extraordinary Event, but using only the types of components that comprised that Cash Constituent immediately prior to such Extraordinary Event (and in the case of components with an expiration or maturity, any components required to roll any expiring positions in accordance with the formula for and method of calculating that Cash Constituent will be permitted). For the avoidance of doubt, the index calculation agent would not be obliged to select a particular substitute ETF or substitute index if the index calculation agent determines, in its discretion, that doing so would result in the occurrence of an Extraordinary Event in respect of such particular substitute ETF or substitute index, considering such particular substitute ETF or substitute index either (A) at the time as of which the relevant Basket Constituent would be replaced or (B) for the time period during which the relevant Basket Constituent that is being replaced had been included in the Index. Upon the selection of a substitute ETF or substitute index, such substitute will take the place of the relevant Basket Constituent. For the avoidance of doubt, the prior performance of such substitute will be used in the identification of the Unique Portfolio for future Performance Observation Periods.

"Extraordinary Event" in respect of a Basket Constituent means:

(1) for any Basket Constituent that is an index (including, for the avoidance of doubt, the Cash Constituent), the Basket Constituent Sponsor makes a material change in the formula for or the method of calculating that index or in any other way materially modifies that index (other than a modification prescribed in that formula or method to maintain that index in routine circumstances);

(2) for any Basket Constituent that is an ETF Constituent, the sponsor of the relevant Reference Index of the ETF makes a material change in the formula for or the method of calculating that Reference Index of the ETF or in any other way materially modifies that Reference Index of the ETF (other than a modification prescribed in that formula or method to maintain that Reference Index of the ETF in routine circumstances);

(3) for any Basket Constituent that is an ETF Constituent, the Basket Constituent Sponsor replaces the Reference Commodities or replaces the Reference Index of the ETF with a successor index that does not, in the determination of the index calculation agent, use the same or a substantially similar formula for and method of calculation as used in the calculation of the replaced Reference Index of the ETF;

(4) for any Basket Constituent, the Basket Constituent permanently cancels the Basket Constituent, and no successor exists, or the Basket Constituent's level or net asset value is not calculated and is not announced by the Basket Constituent Sponsor for the relevant Basket Constituent, and is not calculated and announced by a successor sponsor acceptable to the index calculation agent;

(5) in respect of any Basket Constituent that is an index, a failure by the relevant sponsor to calculate and publish the Closing Level for such index for five consecutive Dealing Days;

(6) an ETF Constituent is de-listed from the relevant Exchange for such ETF Constituent, liquidated or otherwise terminated;

(7) a Lock-In Event occurs in respect of an ETF Constituent;

(8) in respect of a Basket Constituent, at any time, the license granted (if required) by a non-affiliate of the index calculation agent to the index calculation agent (or its affiliates) to use such Basket Constituent for the purposes of the ETF Efficiente Index terminates, or the index calculation agent's rights to use the Basket Constituent for the purpose of the ETF Efficiente Index is otherwise disputed by a non-affiliate of the index calculation agent, impaired or ceases (for any reason; or

(9) the occurrence (and/or continuation) of a Change in Law.

A "**Lock-In Event**" occurs when one or more of the following events occur, and the index calculation agent determines in its sole discretion that such event or combination of events is material (although, for the avoidance of doubt, the index calculation agent has no obligation to monitor actively whether or not any of the following events has occurred):

(a) There is an amendment, variation or modification to the offering documents of any ETF Constituent that, in the reasonable determination of the index calculation agent, would materially adversely affect the ability of market participants to trade in shares of the ETF Constituent;

(b) The Average Daily Trading Volume of any ETF Constituent other than those specified in clause (c) of this definition of Lock-in Event declines below $50 million;

(c) The Average Daily Trading Volume of any ETF Constituent numbered 8 (iShares® JPMorgan USD Emerging Markets Bond Fund) or 10 (iShares® S&P GSCI™ Commodity-Indexed Trust) in Table 1 above or any successor to or substitute for any of these ETF Constituents declines below $7.5 million;

(d) The Market Capitalization of any ETF Constituent declines below $500 million;

(e) The net asset value of any ETF Constituent is not calculated or is not announced by the relevant Basket Constituent Sponsor for five consecutive Dealing Days for such ETF Constituent;

(e) The relevant sponsor of the Reference Index of any ETF Constituent fails to calculate and publish the Closing Level for such index for five consecutive Dealing Days; or

(f) The relevant sponsor of any ETF Constituent suspends creations or redemptions of shares of such ETF Constituent for 5 consecutive Dealing Days or announces a suspension of unlimited duration of such creations or redemptions.

"**Average Daily Trading Volume**" means, with respect to an ETF Constituent and an Index Business Day, the product of (a) the average volume of trading in the shares of such ETF Constituent on all exchanges over the preceding 6 month period, as reported by Bloomberg using the function ETF Ticker US HP and selecting a 6 month range or another provider selected by the index calculation agent, and (b) the Closing Level of such ETF Constituent on such Index Business Day.

"**Market Capitalization**" means, with respect to an ETF Constituent and an Index Business Day, the market capitalization of the ETF Constituent as provided by Bloomberg on the "DES" page or by another information provider selected by the index calculation agent for such ETF Constituent on such Index Business Day.

A "**Change in Law**" occurs when, due to either:

(a) the adoption of, or any change in, any applicable law, regulation or rule (including, without limitation, any tax law); or

(b) the promulgation of, or any change in, the interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law, rule, regulation or order (including, without limitation, as implemented by the U.S. Commodity Futures Trading Commission or any exchange or trading facility); and

the index calculation agent determines in good faith that (x) it is contrary to such law, rule, regulation or order for any market participants that are brokers or financial intermediaries (individually or collectively) to hold, acquire or dispose of (in whole or in part) any Basket Constituent, any transaction referencing any Basket Constituent or any component of any Basket Constituent or of any Reference Index of any ETF Constituent or (y) holding a position in any Basket Constituent, any transaction referencing any Basket Constituent or any component of any Basket Constituent or of any Reference Index of any ETF Constituent is (or, but for the consequent disposal or termination thereof, would otherwise be) in excess of any allowable position limit(s) applicable to any market participants that are brokers or financial intermediaries (individually or collectively) under any such law, rule or regulation in relation to such Basket Constituent, transaction referencing the Basket Constituent or component of the Basket Constituent or of the Reference Index of the ETF Constituent, including in any case traded on any exchange(s) or other trading facility (including, without limitation, any relevant exchange).

Anti-dilution Adjustments

With respect to each ETF Constituent (or the relevant successor or substitute ETF), the index calculation agent will make anti-dilution adjustments to the Closing Level of such ETF Constituent only (a) if the shares of an ETF Constituent are subject to a share split or reverse share split, once such split has become effective, and (b) if an ETF Constituent is subject to (i) an issuance of additional shares of such ETF Constituent that is given ratably to all or substantially all holders of shares of such ETF Constituent or (ii) a distribution of shares of such ETF Constituent as a result of the triggering of any provision of the corporate charter of such ETF Constituent, once the dividend or distribution has become effective and the shares of such ETF Constituent are trading ex-dividend. The index calculation agent will be solely responsible for the determination and calculation of any such anti-dilution adjustments and any related determinations and calculations, and its determinations and calculations with respect thereto will be conclusive in the absence of manifest error.

Corrections

If (a) the Closing Level of any Basket Constituent as of any date which is published or otherwise made available in respect of the relevant Basket Constituent Sponsor is subsequently corrected and such correction is published or otherwise made available in respect of such Basket Constituent Sponsor; or (b) the index calculation agent identifies an error or omission in any of its calculations or determinations in respect of the ETF Efficiente Index, then the index calculation agent may, if practicable and if the index calculation agent determines acting in good faith that such correction, error or omission (as the case may be) is material, adjust or correct the relevant calculation or determination and/or the Index Level as of any Index Business Day to take into account such correction.

BASKET CONSTITUENTS OF THE INDEX

BACKGROUND ON THE SPDR® S&P 500® ETF TRUST

We have derived all information contained in this product supplement regarding the SPDR® S&P 500® ETF Trust, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, State Street Bank and Trust Company, as trustee of the SPDR® S&P 500® ETF Trust ("SSBTC"), and PDR Services LLC, as sponsor of the SPDR® S&P 500® ETF Trust ("PDRS"). The SPDR® S&P 500® ETF Trust is a unit investment trust that issues securities called "Trust Units" or "Units." The SPDR® S&P 500® ETF Trust is an exchange-traded fund ("ETF") that trades on the NYSE Arca, Inc. ("NYSE Arca") under the ticker symbol "SPY." We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

The SPDR® S&P 500® ETF Trust is an investment company registered under the Investment Company Act of 1940, as amended. Trust Units represent an undivided ownership interest in a portfolio of all, or substantially all, of the common stocks of the S&P 500® Index. Information provided to or filed with the SEC by the SPDR® S&P 500® ETF Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 033-46080 and 811-06125, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding the SPDR® S&P 500® ETF Trust, SSBTC and PDRS, please see the prospectus dated January 27, 2010 of the SPDR® S&P 500® ETF Trust. In addition, information about the SPDR® S&P 500® ETF Trust, SSBTC and PDRS may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the SPDR® S&P 500® ETF Trust website at https://www.spdrs.com/product/fund.seam?ticker=SPY. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the SPDR® S&P 500® ETF Trust's website is not incorporated by reference in, and should not be considered a part of, this product supplement or any terms supplement.

Investment Objective and Strategy

The SPDR® S&P 500® ETF Trust's objective is to provide investment results that, before expenses, generally correspond to the price and yield performance of the S&P 500® Index. See "— The S&P 500® Index" below for more information about the S&P 500® Index. The Trust holds stocks and cash and is not actively managed by traditional methods, which typically involve effecting changes in the holdings of stocks and cash on the basis of judgments made relating to economic, financial and market considerations. To maintain the correspondence between the composition and weightings of the stocks held by the SPDR® S&P 500® ETF Trust and the component stocks of the S&P 500® Index, which we refer to as "Index Securities," SSBTC adjusts the holdings of the SPDR® S&P 500® ETF Trust from time to time to conform to periodic changes in the identity and/or relative weightings of the Index Securities. SSBTC aggregates certain of these adjustments and makes changes to the holdings of the SPDR® S&P 500® ETF Trust at least monthly or more frequently in the case of significant changes to the S&P 500® Index. Any change in the identity or weighting of an Index Security will result in a corresponding adjustment to the prescribed holdings of the SPDR® S&P 500® ETF Trust effective on any day that the New York Stock Exchange ("NYSE") is open for business following the day on which the change to the S&P 500® Index takes effect after the close of the market.

The value of Trust Units fluctuates in relation to changes in the value of the holdings of the SPDR® S&P 500® ETF Trust. The market price of each individual Trust Unit may not be identical to the net asset value of such Trust Unit.

It is possible that the SPDR® S&P 500® ETF Trust may not always fully replicate the performance of the S&P 500® Index due to the unavailability of certain Index Securities in the secondary market or due to other extraordinary circumstances. In addition, the SPDR® S&P 500® ETF Trust is not able to replicate exactly the performance of the S&P 500® Index because the total return generated by the Trust's portfolio of stocks and cash is reduced by the expenses of the SPDR® S&P 500® ETF Trust and transaction costs incurred in adjusting the actual balance of the SPDR® S&P 500® ETF Trust's portfolio.

As of January 19, 2011, the SPDR® S&P 500® ETF Trust's three largest holdings were Exxon Mobile Corporation, Apple Inc. and Microsoft Corporation, and its three largest sectors were information technology, financials and energy.

Holdings Information

The following tables summarize the SPDR® S&P 500® ETF Trust's top holdings in individual companies and by sector as of January 19, 2011.

Top Holdings in Individual Securities as of January 19, 2011

Name	Weight	Shares Held
Exxon Mobil Corporation	3.38%	41,153,212
Apple Inc	2.67%	7,486,546
Microsoft Corporation	1.84%	61,439,076
General Electric Company	1.68%	86,979,340
International Business Machines	1.66%	10,136,534
Chevron Corporation	1.61%	16,424,299
Procter & Gamble Company	1.57%	22,840,388
JPMorgan Chase & Company	1.47%	31,897,236
Johnson & Johnson	1.47%	22,419,386
AT&T Inc.	1.44%	48,234,076

Top Holdings by Sector as of January 19, 2011

Sector	Percentage of Total Holdings
Information Technology	19.06%
Financials	16.04%
Energy	12.29%
Industrials	11.01%
Health Care	10.89%
Consumer Discretionary	10.48%
Consumer Staples	10.40%
Materials	3.63%
Utilities	3.28%
Telecommunication Services	2.93%

The information above was compiled from the SPDR® S&P 500® ETF Trust's website. We make no representation or warranty as to the accuracy of the information above. Information contained in the SPDR® S&P 500® ETF Trust's website is not incorporated by reference in, and should not be considered a part of, this product supplement.

Disclaimer

The notes are not sponsored, endorsed, sold or promoted by the SPDR® S&P 500® ETF Trust, SSBTC or PDRS. None of the SPDR® S&P 500® ETF Trust, SSBTC or PDRS makes any representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. None of the SPDR® S&P 500® ETF Trust, SSBTC or PDRS has any obligation or liability in connection with the operation, marketing, trading or sale of the notes.

The S&P 500® Index

We have derived all information contained in this product supplement regarding the S&P 500® Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). We make no representation or warranty as to the accuracy or completeness of such information. The S&P 500® Index was developed by S&P and is calculated, maintained and published by S&P. S&P has no obligation to continue to publish, and may discontinue the publication of, the S&P 500® Index.

The S&P 500® Index is reported by Bloomberg L.P. under the ticker symbol "SPX."

The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500® Index (discussed below in further detail) is based on the relative value of the aggregate Market Value (as defined below) of the common stocks of 500 companies (the "S&P Component Stocks") as of a particular time as compared to the aggregate average Market Value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Historically, the "Market Value" of any S&P Component Stock was calculated as the product of the market price per share and the number of the then-outstanding shares of such S&P Component Stock. As discussed below, on March 21, 2005, S&P began to use a new methodology to calculate the Market Value of the S&P Component Stocks and on September 16, 2005, S&P completed its transition to the new calculation methodology. The 500 companies are not the 500 largest companies listed on the New York Stock Exchange (the "NYSE") and not all 500 companies are listed on such exchange. S&P chooses companies for inclusion in the S&P 500® Index with the objective of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equity market. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the company's common stock is widely-held and the Market Value and trading activity of the common stock of that company.

On March 21, 2005, S&P began to calculate the S&P 500® Index based on a half float-adjusted formula, and on September 16, 2005, the S&P 500® Index became fully float-adjusted. S&P's criteria for selecting stocks for the S&P 500® Index was not changed by the shift to float adjustment. However, the adjustment affects each company's weight in the S&P 500® Index (*i.e.*, its Market Value).

Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors, not all of a company's outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

- holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;
- holdings by government entities, including all levels of government in the United States or foreign countries; and
- holdings by current or former officers and directors of the company, founders of the company or family trusts of officers, directors or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, equity participation units, warrants, preferred stock, convertible stock and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted count of shares to be used in the S&P 500® Index calculation. Mutual funds, investment advisory firms, pension funds or foundations not associated with the company and investment funds in insurance companies, shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float. Shares held in a trust to allow investors in countries outside the country of domicile (*e.g.*, ADRs, CDIs and Canadian exchangeable shares) are normally part of the float.

For each stock, an investable weight factor ("IWF") is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. (On March 21, 2005, the S&P 500® Index moved halfway to float adjustment, meaning that if a stock has an IWF of 0.80, the IWF used to calculate the S&P 500® Index between March 21, 2005 and September 16, 2005 was 0.90. On September 16, 2005, S&P began to calculate the S&P 500® Index on a fully float-adjusted basis, meaning that if a stock has an IWF of 0.80, the IWF used to calculate the S&P 500® Index on and after September 16, 2005 is 0.80.) The float-adjusted Index is calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the Index Divisor. For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

As of the date of this product supplement, the S&P 500® Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500® Index reflects the total Market Value of all 500 S&P Component Stocks relative to the S&P 500® Index's base period of 1941–43 (the "Base Period").

An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total Market Value of the S&P Component Stocks during the Base Period has been set equal to an indexed value of 10. This is often indicated by the notation 1941–43=10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total Market Value of the S&P Component Stocks by a number called the Index Divisor. By itself, the Index Divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it is the only link to the original Base Period level of the S&P 500® Index. The Index Divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index ("Index Maintenance").

Index Maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends and stock price adjustments due to company restructurings or spin-offs.

To prevent the level of the S&P 500® Index from changing due to corporate actions, all corporate actions which affect the total Market Value of the S&P 500® Index require an Index Divisor adjustment. By adjusting the Index Divisor for the change in total Market Value, the level of the S&P 500® Index remains constant. This helps maintain the level of the S&P 500® Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500® Index does not reflect the corporate actions of individual companies in the S&P 500® Index. All Index Divisor adjustments are made after the close of trading and after the calculation of the closing level of the S&P 500® Index. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index and do not require Index Divisor adjustments.

The table below summarizes the types of Index Maintenance adjustments and indicates whether or not an Index Divisor adjustment is required.

Type of Corporate Action	Comments	Divisor Adjustment
Company added/ deleted	Net change in market value determines divisor adjustment.	Yes
Change in shares outstanding	Any combination of secondary issuance, share repurchase or buy back – share counts revised to reflect change.	Yes
Stock split	Share count revised to reflect new count. Divisor adjustment is not required since the share count and price changes are offsetting.	No
Spin-off	If the spun-off company is not being added to the index, the divisor adjustment reflects the decline in index market value (*i.e.*, the value of the spun-off unit).	Yes
Spin-off	Spun-off company added to the index, another company removed to keep number of names fixed. Divisor adjustment reflects deletion.	Yes

Type of Corporate Action	Comments	Divisor Adjustment
Change in IWF due to a corporate action or a purchase or sale by an inside holder.	Increasing (decreasing) the IWF increases (decreases) the total market value of the index. The divisor change reflects the change in market value caused by the change to an IWF.	Yes
Special dividend	When a company pays a special dividend the share price is assumed to drop by the amount of the dividend; the divisor adjustment reflects this drop in index market value.	Yes
Rights offering	Each shareholder receives the right to buy a proportional number of additional shares at a set (often discounted) price. The calculation assumes that the offering is fully subscribed. Divisor adjustment reflects increase in market cap measured as the shares issued multiplied by the price paid.	Yes

Stock splits and stock dividends do not affect the Index Divisor, because following a split or dividend, both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the Market Value of the S&P Component Stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

Each of the corporate events exemplified in the table requiring an adjustment to the Index Divisor has the effect of altering the Market Value of the S&P Component Stock and consequently of altering the aggregate Market Value of the S&P Component Stocks (the "Post-Event Aggregate Market Value"). In order that the level of the S&P 500® Index (the "Pre-Event Index Value") not be affected by the altered Market Value (whether increase or decrease) of the affected Component Stock, a new Index Divisor ("New Divisor") is derived as follows:

$$\frac{\text{Post-Event Aggregate Market Value}}{\text{New Divisor}} \quad \text{Pre-Event Index Value}$$

$$\text{New Divisor} \quad \frac{\text{Post-Event Aggregate Market Value}}{\text{Pre-Event Index Value}}$$

A large part of the Index Maintenance process involves tracking the changes in the number of shares outstanding of each of the S&P 500® Index companies. Four times a year, on a Friday close to the end of each calendar quarter, the share totals of companies in the S&P 500® Index are updated as required by any changes in the number of shares outstanding. After the totals are updated, the Index Divisor is adjusted to compensate for the net change in the total Market Value of the S&P 500® Index. In addition, any changes over 5% in the current common shares outstanding for the S&P 500® Index companies are carefully reviewed on a weekly basis, and when appropriate, an immediate adjustment is made to the Index Divisor.

BACKGROUND ON THE iSHARES® RUSSELL 2000 INDEX FUND

We have derived all information contained in this product supplement regarding the iShares® Russell 2000 Index Fund, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares® Trust, BlackRock Institutional Trust Company, N.A. ("BTC") and BlackRock Fund Advisors ("BFA"). The iShares® Russell 2000 Index Fund is an investment portfolio maintained and managed by iShares® Trust. BFA is currently the investment adviser to the iShares® Russell 2000 Index Fund. The iShares® Russell 2000 Index Fund is an exchange-traded fund ("ETF") that trades on the NYSE Arca, Inc. ("NYSE Arca") under the ticker symbol "IWM." We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

iShares® Trust is a registered investment company that consists of numerous separate investment portfolios, including the iShares® Russell 2000 Index Fund. Information provided to or filed with the SEC by iShares® Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-92935 and 811-09729, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding iShares® Trust, BFA and the iShares® Russell 2000 Index Fund, please see the prospectus dated August 1, 2010. In addition, information about iShares® Trust and the iShares® Russell 2000 Index Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® website at www.ishares.com. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this product supplement or any terms supplement.

Investment Objective and Strategy

The iShares® Russell 2000 Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Russell 2000® Index. See "— The Russell 2000® Index" below for more information about the Russell 2000® Index. The iShares® Russell 2000 Index Fund's investment objective and the Russell 2000® Index may be changed without shareholder approval.

As of January 19, 2011, the iShares® Russell 2000 Index Fund's three largest holdings were Riverbed Technology, Inc., VeriFone Systems, Inc. and Tibco Software Inc., and its three largest sectors were financial services, technology and consumer discretionary.

The iShares® Russell 2000 Index Fund uses a representative sampling strategy (as described below under "— Representative Sampling") to try to track the Russell 2000® Index. The iShares® Russell 2000 Index Fund generally invests at least 90% of its assets in the securities of the Russell 2000® Index and in depositary receipts representing securities of the Russell 2000® Index. The iShares® Russell 2000 Index Fund may invest the remainder of its assets in securities not included in the Russell 2000® Index, but which BFA believes will help the iShares® Russell 2000 Index Fund track the Russell 2000® Index. The iShares® Russell 2000 Index Fund also may invest its other assets in futures contracts, options on futures contracts, options and swaps, as well as cash and cash equivalents, including shares of money market funds affiliated with BFA.

Representative Sampling

The iShares® Russell 2000 Index Fund pursues a "representative sampling" strategy in attempting to track the performance of the Russell 2000® Index. The iShares® Russell 2000 Index Fund invests in a representative sample of securities in the Russell 2000® Index that collectively has an investment profile similar to the Russell 2000® Index. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the Russell 2000® Index. The iShares® Russell 2000 Index Fund may or may not hold all of the securities that are included in the Russell 2000® Index.

Correlation

The Russell 2000® Index is a theoretical financial calculation, while the iShares® Russell 2000 Index Fund is an actual investment portfolio. The performance of the iShares® Russell 2000 Index Fund and the Russell 2000® Index may vary due to transaction costs, non-U.S. currency valuation, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between the iShares® Russell 2000 Index Fund's portfolio and the Russell 2000® Index resulting from legal restrictions (such as diversification requirements) that apply to the iShares® Russell 2000 Index Fund but not to the Russell 2000® Index or due to the use of representative sampling. "Tracking error" is the difference between the performance (return) of the iShares® Russell 2000 Index Fund's portfolio and that of the Russell 2000® Index. BFA expects that, over time, the iShares® Russell 2000 Index Fund's tracking error will not exceed 5%. Because the fund uses a representative sampling indexing strategy, it can be expected to have a greater tracking error than if it used a replication indexing strategy. "Replication" is an indexing strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

Industry Concentration Policy

The iShares® Russell 2000 Index Fund will concentrate its investments (*i.e.*, hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the Russell 2000® Index is concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities) and repurchase agreements collateralized by U.S. government securities are not considered to be issued by members of any industry.

Holdings Information

As of January 20, 2011, 99.90% of the iShares® Russell 2000 Index Fund's holdings consisted of equity securities, 0.06% consisted of cash and 0.04% consisted of other assets, including dividends booked but not yet received. The following tables summarize the iShares® Russell 2000 Index Fund's top holdings in individual companies and by sector as of such date.

Top holdings in individual securities as of January 19, 2011

Company	Percentage of Holdings
Riverbed Technology, Inc.	0.39%
VeriFone Systems, Inc.	0.30%
Tibco Software, Inc.	0.30%
Brigham Exploration Company	0.27%
Rackspace Hosting, Inc.	0.27%
Nordson Corporation	0.26%
Deckers Outdoor Corporation	0.25%
Baldor Electric	0.25%
Sotheby's	0.25%
Solutia Inc.	0.24%

Top holdings by sector as of January 19, 2011

Sector	Percentage of Holdings
Financial Services	20.99%
Technology	17.19%
Consumer Discretionary	14.73%
Health Care	12.45%
Producer Durables	12.07%
Materials & Processing	7.97%
Energy	5.91%
Utilities	3.86%
Consumer Staples	2.59%
Product Durables	2.12%
Other/Undefined	0.11%

The information above was compiled from the iShares® website. We make no representation or warranty as to the accuracy of the information above. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this product supplement.

Disclaimer

The notes are not sponsored, endorsed, sold or promoted by BFA. BFA makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. BFA has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

The Russell 2000® Index

We have derived all information contained in this product supplement regarding the Russell 2000® Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Russell Investments ("Russell"). We make no representation or warranty as to the accuracy or completeness of such information. The Russell 2000® Index was developed by Russell Investment Group (formerly, Frank Russell Company) and is calculated, maintained and published by Russell, a subsidiary of Russell Investment Group. Russell has no obligation to publish, and may discontinue the publication of, the Russell 2000® Index.

The Russell 2000® Index is reported by Bloomberg L.P. under the ticker symbol "RTY."

The Russell 2000® Index measures the capitalization-weighted price performance of the small-cap stocks included in the Russell 2000® Index (the "Russell 2000 Component Stocks") and is designed to track the performance of the small capitalization segment of the U.S. equity market. All stocks included in the Russell 2000® Index are traded on a major U.S. exchange. The companies included in the Russell 2000® Index are the middle 2,000 of the companies that form the Russell 3000E™ Index, which is composed of the 4,000 largest U.S. companies as determined by market capitalization and represents approximately 99% of the U.S. equity market. The Russell 3000E™ Index is not the same as the Russell 3000® Index, which is a subset of the Russell 3000E™ Index.

Selection of stocks underlying the Russell 2000® Index. The Russell 2000® Index is a sub-index of the Russell 3000E™ Index. To be eligible for inclusion in the Russell 3000E™ Index, and, consequently, the Russell 2000® Index, a company's stocks must be listed on the last trading day in May of a given year and Russell must have access to documentation verifying the company's eligibility for inclusion. Eligible initial public offerings are added to Russell U.S. indices at the end of each calendar quarter, based on total market capitalization rankings within the market-adjusted capitalization breaks established during the most recent reconstitution. To be added to any Russell U.S. index during a quarter outside of reconstitution, initial public offerings must meet additional eligibility criteria.

U.S. companies are eligible for inclusion in the Russell 3000E™ Index and, consequently, the Russell 2000® Index. Russell uses the following method for determining U.S. companies. If a company incorporates, has a stated headquarters location, and also trades in the same country (ADRs and ADSs are not eligible), the company is assigned to its country of incorporation. If any of the three do not match, Russell then defines 3 Home Country Indicators (HCIs): country of Incorporation, country of Headquarters, and country of the most liquid exchange as defined by 2-year average daily dollar trading volume (ADDTV). Using the HCIs, Russell cross-compares the primary location of the company's assets with the 3 HCIs. If the primary location of assets matches ANY of the HCIs, then the company is assigned to its primary asset location. However, if there is not enough information to conclude a company's primary country of assets, we use the primary location of the company's revenue for the same cross-comparison and assign the company to its home country in a similar fashion. (Note: Russell used one year of assets or revenues information for determining primary country of assets for the 2010 reconstitution. Beginning in 2011, Russell will use an average of two years of assets or revenues data for analysis to reduce potential turnover.) If conclusive country details can not be derived from assets or revenue, we assign the company to the country where its headquarters are located unless the country is a Benefit Driven Incorporation (BDI) country; in which case, the company will be assigned to the country of its most liquid stock exchange. The BDI countries are Anguilla, Antigua and Barbuda, Bahamas, Barbados, Belize, Bermuda, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Faroe Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, Netherlands Antilles, Panama, and Turks and Caicos Islands.

The following securities are specifically excluded from the Russell 2000® Index: (i) stocks that are not traded on a major U.S. exchange; (ii) preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants, rights; and trust receipts; (iii) royalty trusts, limited liability companies, closed-end investment companies (business development companies or BDCs are eligible), blank check companies, special purpose acquisition companies (SPACs) and limited partnerships.

The primary criteria used to determine the initial list of securities eligible for the Russell 3000E™ Index is total market capitalization, which is defined as the price of the shares times the total number of available shares. All common stock share classes are combined in determining market capitalization. If multiple share classes have been combined, the price of the primary trading vehicle (usually the most liquid) is used in the calculations. In cases where the common stock share classes act independently of each other (*e.g.*, tracking stocks), each class is considered for inclusion separately. Stocks must trade at or above $1.00 (on their primary exchange) on the last trading day in May of each year to be eligible for inclusion in the Russell 2000® Index. In order to reduce unnecessary turnover, if an existing Russell 2000® Component Stock's closing price is less than $1.00 on the last trading day in May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than $1.00. Quarterly IPO additions must have a close price at or above $1.00 on the last day of their eligibility period in order to qualify for index inclusion. If a stock, new or existing, does not have a close price at or above $1.00 (on its primary exchange) on the last trading day in May, but does have a close price at or above $1.00 on another major U.S. exchange, the stock will be eligible for inclusion.

Companies with only a total market capitalization of less than $30 million are not eligible for inclusion in the Russell 3000E™ Index and, consequently, the Russell 2000® Index. Companies with only a small portion of their shares available in the marketplace are not eligible for inclusion in the Russell 3000E™ Index and, consequently, the Russell 2000® Index. Companies with 5% or less float, will be removed from eligibility.

The Russell 2000® Index is reconstituted annually to reflect changes in the marketplace. The list of companies is ranked based on total market capitalization as of the last trading day in May, with the actual reconstitution effective on the first trading day following the final Friday of June each year, except that if the last Friday of June of any year is the 28th, 29th or 30th, reconstitution will occur on the preceding Friday. Changes in the constituents are pre-announced and subject to change if any corporate activity occurs or if any new information is received prior to release.

Capitalization Adjustments. As a capitalization-weighted index, the Russell 2000® Index reflects changes in the capitalization, or market value, of the Russell 2000 Component Stocks relative to the capitalization on a base date. The current Russell 2000® Index value is calculated by adding the market values of the Russell 2000 Component Stocks, which are derived by multiplying the price of each stock by the number of available shares, to arrive at the total market capitalization of the 2,000 stocks. The total market capitalization is then divided by a divisor, which represents the "adjusted" capitalization of the Russell 2000® Index on the base date of December 31, 1986. To calculate the Russell 2000® Index, last sale prices will be used for exchange-traded and NASDAQ stocks. If a Russell 2000 Component Stock is not open for trading, the most recently traded price for that security will be used in calculating the Russell 2000® Index. In order to provide continuity for the Russell 2000® Index's value, the divisor is adjusted periodically to reflect events including changes in the number of common shares outstanding for Russell 2000 Component Stocks, company additions or deletions, corporate restructurings and other capitalization changes.

Available shares are assumed to be shares available for trading. Exclusion of capitalization held by other listed companies and large holdings of private investors (10% or more) is based on information recorded in SEC corporate filings. Other sources are used in cases of missing or questionable data.

The following types of shares are considered unavailable for the purposes of capitalization determinations:

- ESOP or LESOP shares — corporations that have Employee Stock Ownership Plans that comprise 10% or more of the shares outstanding are adjusted;

- Corporate cross-owned shares — corporate cross-ownership occurs when shares of a company in the Russell 2000® Index are held by another member of a Russell index (including Russell Global Indexes). Any percentage held in this class will be adjusted;

- Large private and corporate shares — large private and corporate holdings are defined as those shares held by an individual, a group of individuals acting together or a corporation not in the Russell 2000® Index that own 10% or more of the shares outstanding. However, not to be included in this class are institutional holdings, which are: investment companies, partnerships, insurance companies, mutual funds, banks or venture capital funds;

- Unlisted share classes — classes of common stock that are not traded on a U.S. securities exchange;

- Initial public offering lock-ups — shares locked-up during an initial public offering are not available to the public and will be excluded from the market value at the time the initial public offering enters the Russell 2000® Index; and

- Government Holdings:

    - Direct government holders: Those holdings listed as "government of" are considered unavailable and will be removed entirely from available shares;

    - Indirect government holders: Shares held by government investment boards and/or investment arms will be treated similar to large private holdings and removed if the holding is greater than 10%; and

    - Government pensions: Any holding by a government pension plan is considered institutional holdings and will not be removed from available shares.

Corporate Actions Affecting the Russell 2000® Index. The following summarizes the types of Russell 2000® Index maintenance adjustments and indicates whether or not a Russell 2000® Index adjustment is required.

- "No Replacement" Rule — Securities that leave the Russell 2000® Index, between reconstitution dates, for any reason (*e.g.*, mergers, acquisitions or other similar corporate activity) are not replaced. Thus, the number of securities in the Russell 2000® Index over a year will fluctuate according to corporate activity.

- Rules for Deletions — When a stock is acquired, delisted or moves to the pink sheets or bulletin boards on the floor of a U.S. securities exchange, the stock is deleted from the Russell 2000® Index at the market close on the effective date or when the stock is no longer trading on the exchange if Russell is able to determine the status of the corporate action to be final prior to 2:00 p.m. Eastern Standard Time, or the following day if Russell is able to determine the status of the corporate action to be final after 2:00 p.m. Eastern Standard Time. Companies that file for a Chapter 7 liquidation bankruptcy will be removed from the Russell 2000® Index at the time of the bankruptcy filing; whereas, companies filing for a Chapter 11 reorganization bankruptcy will remain a member of the Russell 2000® Index, unless the company is de-listed from the primary exchange, in which case normal de-listing rules apply. Members of the Russell 2000® Index that are re-incorporated in another country are deleted when the re-incorporation is final.

- Rules for Additions — The only additions between reconstitution dates are as a result of spin-offs and initial public offerings. Spin-off companies are added to the parent company's index and capitalization tier of membership, if the spin-off company is sufficiently large. To be eligible, the spun-off company's total market capitalization must be greater than the market-adjusted total market capitalization of the smallest security in the Russell 3000E™ Index at the latest reconstitution. If a U.S. spin-off occurs from a Russell Global ex-U.S. Index member, the spun-off company will be placed in the parent's index and capitalization tier of the Russell Global Index. A member of the Russell Global Index that is reincorporating to the United States or one of the eligible countries/regions described above will be added to the Russell 3000E™ Index when the reincorporation is final.

- Merger and Acquisition — When mergers or acquisitions occur, changes to the membership and weighting of members within the Russell 2000® Index occur. In the event a merger or acquisition occurs between members of the Russell 2000® Index, the acquired company is deleted and its market capitalization moves to the acquiring stock according to the terms of the merger, hence, mergers have no effect on the Russell 2000® Index total capitalization. Shares are updated for the acquiring stock at the time the transaction is final. If the acquiring company is a member of the Russell 2000® Index, but the acquired company is not, the shares for the acquiring stock are adjusted at month-end. If the acquiring company is not a member of any of the Russell Indexes, there are two possibilities:

  - Reverse Merger — If the acquiring company is a private, non-publicly traded company or OTC company, Russell will review the action to determine if it is considered a reverse merger, defined as a transaction that results in a publicly traded company that meets all requirements for inclusion in a Russell Index. If it is determined that an action is a reverse merger, the newly formed entity will be placed in the appropriate market capitalization index after the close of the day following the completion of the merger. The acquired company will be removed from the current index simultaneously.

  - Standard Action — The acquired company is deleted after the action is final.

- De-listed Stocks — When stocks from the Russell 2000® Index are deleted as a result of exchange de-listing or reconstitution, the price used will be the closing primary exchange price on the day of deletion, or the following day using the closing OTC bulletin board price. However, there may be corporate events, such as mergers or acquisitions, that result in the lack of current market price for the deleted security and in such an instance the latest primary exchange closing price available will be used.

- Rule for Re-Classification and Re-Incorporation — For re-classification of shares, adjustments will be made at the open of the ex-date using previous day closing prices. Companies that reincorporate and no longer trade in the U.S. are immediately deleted.

Updates to Share Capital Affecting the Russell 2000® Index. Each month, the Russell 2000® Index is updated for changes to shares outstanding as companies report changes in share capital to the SEC. Effective April 30, 2002, only cumulative changes to available shares greater than 5% are reflected in the Russell 2000® Index. This does not affect treatment of major corporate events, which are effective on the ex-date.

Pricing of Securities Included in the Russell 2000® Index. Effective on January 1, 2002, primary exchange closing prices are used in the daily Russell 2000® Index calculations. FT Interactive data is used as the primary source for U.S. security prices, income, and total shares outstanding. Prior to January 1, 2002, composite closing prices, which are the last trade price on any U.S. exchange, were used in the daily Russell 2000® Index calculations.

BACKGROUND ON THE iSHARES® MSCI EAFE INDEX FUND

We have derived all information contained in this product supplement regarding the iShares® MSCI EAFE Index Fund (the "EAFE Fund"), including, without limitation, its make up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares® Trust, BlackRock Institutional, Inc. Company, N.A. ("BTC") and BlackRock Fund Advisors ("BFA"). The EAFE Fund is an investment portfolio maintained and managed by iShares® Trust. BFA is currently the investment adviser to the EAFE Fund. The EAFE Fund is an exchange-traded fund ("ETF") that trades on the NYSE Arca, Inc. ("NYSE Arca") under the ticker symbol "EFA." We make no representation or warranty as to the accuracy or completeness of the information derived from these public sources.

iShares® Trust is a registered investment company that consists of numerous separate investment portfolios, including the EAFE Fund. Information provided to or filed with the SEC by iShares® Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333 92935 and 811 09729, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding iShares® Trust, BFA and the EAFE Fund, please see the prospectus dated December 1, 2009 (as supplemented on February 2, 2010). In addition, information about iShares® and the EAFE Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® website at www.ishares.com. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this product supplement or any terms supplement.

Investment Objective and Strategy

The EAFE Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in developed European, Australasian and Far Eastern markets, as measured by the MSCI EAFE® Index. The EAFE Fund holds equity securities traded primarily in certain developed markets. The MSCI EAFE® Index was developed by MSCI Inc. ("MSCI") as an equity benchmark for international stock performance, and is designed to measure equity market performance in certain developed markets. For more information about the MSCI EAFE® Index, please see "Background on the MSCI Indices" in this product supplement.

As of December 31, 2010, the EAFE Fund holdings by country consisted of the following 29 countries: Australia, Austria, Belgium, Bermuda, China, Cyprus, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, Jersey, Luxembourg, Macau, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, United Kingdom and the United States. In addition, as of December 31, 2010, the Fund's three largest holdings by country were Japan, the United Kingdom and France. As of such date, its three largest equity securities were Nestle SA-REG, HSBC Holdings plc and Vodafone Group plc, and its three largest sectors were financials, industrials and materials.

The EAFE Fund uses a representative sampling strategy (as described below under "— Representative Sampling") to try to track the MSCI EAFE® Index. In addition, the EAFE Fund may invest up to 10% of its assets in securities not included in the MSCI EAFE® Index but which BFA believes will help the EAFE Fund track the MSCI EAFE® Index and in futures contracts, options on futures contracts, options and swaps as well as cash and cash equivalents, including shares of money market funds advised by BFA.

Representative Sampling

The EAFE Fund pursues a "representative sampling" strategy in attempting to track the performance of the MSCI EAFE® Index, and generally does not hold all of the equity securities included in the MSCI EAFE® Index. The EAFE Fund invests in a representative sample of securities that collectively has an investment profile similar to the MSCI EAFE® Index. Securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the MSCI EAFE® Index.

Correlation

The MSCI EAFE® Index is a theoretical financial calculation, while the EAFE Fund is an actual investment portfolio. The performance of the EAFE Fund and the MSCI EAFE® Index will vary due to transaction costs, foreign currency valuation, asset valuations, corporate actions (such as mergers and spin-offs), timing variances, and differences between the EAFE Fund's portfolio and the MSCI EAFE® Index resulting from legal restrictions (such as diversification requirements) that apply to the EAFE Fund but not to the MSCI EAFE® Index or the use of representative sampling. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." BFA expects that, over time, the EAFE Fund's tracking error will not exceed 5%. The EAFE Fund, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using a replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

Industry Concentration Policy

The EAFE Fund will concentrate its investments (*i.e.*, hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the MSCI EAFE® Index is concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities) and repurchase agreements collateralized by U.S. government securities are not considered to be issued by members of any industry.

Holdings Information

As of December 31, 2010, 99.69% of the EAFE Fund's holdings consisted of equity securities, 0.05% consisted of cash and 0.26% was in other assets, including dividends booked but not yet received. The following tables summarize the EAFE Fund's top holdings in individual companies and by sector as of such date.

Top holdings in individual securities as of December 31, 2010

Company	Percentage of Total Holdings
Nestle S.A.-REG	1.83%
HSBC Holdings plc	1.61%
BHP Billiton Limited	1.40%
BP plc	1.23%
Vodafone Group plc	1.23%
Novartis AG-REG	1.12%
Royal Dutch Shell plc-A SHS	1.07%
TOTAL S.A.	1.01%
Toyota Motor Corporation	0.97%
Roche Holding AG	0.93%

Top holdings by sector as of December 31, 2010

Sector	Percentage of Total Holdings
Financials	23.72%
Industrials	12.81%
Materials	11.42%
Consumer Discretionary	10.45%
Consumer Staples	9.97%
Health Care	8.16%

Sector	Percentage of Total Holdings
Energy	7.83%
Telecommunication Services	5.39%
Utilities	4.98%
Information Technology	4.97%
Other/Undefined	0.31%

The information above was compiled from the iShares® website. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this product supplement or any terms supplement.

Disclaimer

The securities are not sponsored, endorsed, sold or promoted by BTC. BTC makes no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the securities. BTC has no obligation or liability in connection with the operation, marketing, trading or sale of the securities.

BACKGROUND ON THE MSCI INDICES

We have derived all information contained in this product supplement regarding the MSCI EAFE® Index and the MSCI Emerging Markets Index (together, "the MSCI Indices"), including, without limitation, their make-up, method of calculation and changes in their components, from publicly available information. Such information reflects the policies of, and is subject to change by, MSCI Inc. ("MSCI"). We make no representation or warranty as to the accuracy or completeness of such information. The MSCI Indices are calculated, maintained and published by MSCI. MSCI has no obligation to continue to publish, and may discontinue publication of, any of the MSCI Indices.

Transition

On March 28, 2007, MSCI announced changes to the methodology used by MSCI to calculate its Standard and Small Cap Indices. The transition of the Standard and Small Cap Indices to the MSCI Indices occurred in two phases, the first completed as of November 30, 2007 and the second completed as of May 30, 2008. The current index calculation methodology used to formulate the MSCI Indices (and which is also used to formulate the indices included in the MSCI Global Index Series) (the "MSCI Global Investable Market Indices Methodology") was implemented as of June 1, 2008.

The MSCI EAFE® Index

The MSCI EAFE® Index is a free float-adjusted market capitalization index intended to measure the equity market performance of certain developed markets. The MSCI EAFE® Index is calculated daily in U.S. dollars and published in real time every 15 seconds during market trading hours. As of January 20, 2011, the MSCI EAFE® Index consisted of the following 22 developed market country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. Effective May 27, 2010, Israel has been reclassified as a developed market. Since that date, Israel has been included in the MSCI EAFE® Index. The MSCI EAFE® Index is reported by Bloomberg L.P. under the ticker symbol "MXEA."

The MSCI Emerging Markets Index

The MSCI Emerging Markets Index is a free float-adjusted market capitalization index that is designed to measure equity market performance of global emerging markets. The MSCI Emerging Markets Index is calculated daily in U.S. dollars and published in real time every 15 seconds during market trading hours. As of January 20, 2011, the MSCI Emerging Markets Index consisted of the following 21 countries: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, Malaysia, Mexico, Morocco, Peru, Philippines, Poland, Russia, South Africa, South Korea, Taiwan, Thailand, and Turkey. Effective May 27, 2010, Israel has been reclassified as a developed market by MSCI. Since that date, Israel is no longer included in the MSCI Emerging Markets Index. The MSCI Emerging Markets Index is reported by Bloomberg L.P. under the ticker symbol "MXEF."

Constructing the MSCI Global Investable Market Indices

MSCI undertakes an index construction process, which involves: (i) defining the Equity Universe; (ii) determining the Market Investable Equity Universe for each market; (iii) determining market capitalization size segments for each market; (iv) applying Index Continuity Rules for the MSCI Standard Index; (v) creating style segments within each size segment within each market; and (vi) classifying securities under the Global Industry Classification Standard (the "GICS").

The "relevant market" with respect to a single country index is equivalent to the single country, except in DM-classified countries in Europe (as described below), where all such countries are first aggregated into a single market for index construction purposes. Subsequently, individual DM Europe country indices within the MSCI Europe Index are derived from the constituents of the MSCI Europe Index under the MSCI Global Investable Market Indices Methodology.

The "relevant market" with respect to a composite index includes each of the single countries which comprise the composite index.

The "Equity Universe" is the aggregation of all Market Investable Equity Universes. The "DM Investable Equity Universe" is the aggregation of all the Market Investable Equity Universes for Developed Markets.

Defining the Equity Universe

(i) Identifying Eligible Equity Securities: The Equity Universe initially looks at securities listed in any of the countries in the MSCI Global Index Series, which will be classified as either Developed Markets ("DM") or Emerging Markets ("EM"). All listed equity securities, or listed securities that exhibit characteristics of equity securities, except mutual funds, exchange traded funds, equity derivatives, limited partnerships, and most investment trusts, are eligible for inclusion in the Equity Universe. Real Estate Investment Trusts ("REITs") in some countries and certain income trusts in Canada are also eligible for inclusion.

(ii) Country Classification of Eligible Securities: Each company and its securities (*i.e.*, share classes) are classified in one and only one country, which allows for a distinctive sorting of each company by its respective country.

Determining the Market Investable Equity Universes

A Market Investable Equity Universe for a market is derived by applying investability screens to individual companies and securities in the Equity Universe that are classified in that market. A market is equivalent to a single country, except in DM Europe, where all DM countries in Europe are aggregated into a single market for index construction purposes. Subsequently, individual DM Europe country indices within the MSCI Europe Index are derived from the constituents of the MSCI Europe Index under the Global Investable Market Indices methodology.

The investability screens used to determine the Investable Equity Universe in each market are as follows:

(i) Equity Universe Minimum Size Requirement: This investability screen is applied at the company level. In order to be included in a Market Investable Equity Universe, a company must have the required minimum full market capitalization. A company will meet this requirement if its cumulative free float-adjusted market capitalization is within the top 99% of the sorted Equity Universe.

(ii) Equity Universe Minimum Float-Adjusted Market Capitalization Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a Market Investable Equity Universe, a security must have a free float-adjusted market capitalization equal to or higher than 50% of the Equity Universe Minimum Size Requirement.

(iii) DM and EM Minimum Liquidity Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a Market Investable Equity Universe, a security must have adequate liquidity as measured by the Annualized Traded Value Ratio ("ATVR") and the Frequency of Trading. The ATVR screens out extreme daily trading volumes, taking into account the free float-adjusted market capitalization size of securities. The aim of the 12-month and 3-month ATVR together with 3-month Frequency of Trading is to select securities with a sound long and short-term liquidity. A minimum liquidity level of 20% of 3-month ATVR and 90% of 3-month Frequency of Trading over the last 4 consecutive quarters, as well as 20% of 12-month ATVR are required for the inclusion of a security in a Market Investable Equity Universe of a Developing Market. A minimum liquidity level of 15% of 3-month ATVR and 80% of 3-month Frequency of Trading over the last 4 consecutive quarters, as well as 15% of 12-month ATVR are required for the inclusion of a security in a Market Investable Equity Universe of an Emerging Market.

In instances when a security does not meet the above criteria, the security will be represented by a relevant liquid eligible Depository Receipt if it is trading in the same geographical region. Depository Receipts are deemed liquid if they meet all the above mentioned criteria for 12-month ATVR, 3-month ATVR and 3-month Frequency of Trading.

(iv)   Global Minimum Foreign Inclusion Factor Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a Market Investable Equity Universe, a security's Foreign Inclusion Factor ("FIF") must reach a certain threshold. The FIF of a security is defined as the proportion of shares outstanding that is available for purchase in the public equity markets by international investors. This proportion accounts for the available free float of and/or the foreign ownership limits applicable to a specific security (or company). In general, a security must have an FIF equal to or larger than 0.15 to be eligible for inclusion in a Market Investable Equity Universe.

(v)   Minimum Length of Trading Requirement: This investability screen is applied at the individual security level. For an initial public offering ("IPO") to be eligible for inclusion in a Market Investable Equity Universe, the new issue must have started trading at least four months before the implementation of the initial construction of the index or at least three months before the implementation of a Semi-Annual Index Review. This requirement is applicable to small new issues in all markets. Large IPOs are not subject to the Minimum Length of Trading Requirement and may be included in a Market Investable Equity Universe and the Standard Index outside of a Quarterly or Semi-Annual Index Review.

Defining Market Capitalization Size Segments for Each Market

Once a Market Investable Equity Universe is defined, it is segmented into the following size-based indices:

- Investable Market Index (Large + Mid + Small)

- Standard Index (Large + Mid)

- Large Cap Index

- Mid Cap Index

- Small Cap Index

Creating the Size Segment Indices in each market involves the following steps: (i) defining the Market Coverage Target Range for each size segment; (ii) determining the Global Minimum Size Range for each size segment; (iii) determining the Market Size-Segment Cutoffs and associated Segment Number of Companies; (iv) assigning companies to the size segments; and (v) applying final size-segment investability requirements and index continuity rules.

Index Continuity Rules for the Standard Indices

In order to achieve index continuity, as well as provide some basic level of diversification within a market index, notwithstanding the effect of other index construction rules, a minimum number of five constituents will be maintained for a DM Standard Index and a minimum number of three constituents will be maintained for an EM Standard Index.

If after the application of the index construction methodology, a Standard Index contains fewer than five securities in a Developed Market or three securities in an Emerging Market, then the largest securities by free float-adjusted market capitalization are added to the Standard Index in order to reach five constituents in that Developed Market or three in that Emerging Market. At subsequent Index Reviews, if the free float-adjusted market capitalization of a non-index constituent is at least 1.50 times the free float-adjusted market capitalization of the smallest existing constituent after rebalancing, the larger free float-adjusted market capitalization security replaces the smaller one.

Creating Style Indices within Each Size Segment

All securities in the investable equity universe are classified into Value or Growth segments using the MSCI Global Value and Growth methodology.

Classifying Securities under the Global Industry Classification Standard

All securities in the Global Investable Equity Universe are assigned to the industry that best describes their business activities. To this end, MSCI has designed, in conjunction with Standard & Poor's, the Global Industry Classification Standard ("GICS"). The GICS entails four levels of classification: (1) sector; (2) industry groups; (3) industries; (4) sub-industries. Under the GICS, each company is assigned uniquely to one sub-industry according to its principal business activity. Therefore, a company can belong to only one industry grouping at each of the four levels of the GICS.

Maintenance of the MSCI Indices

The MSCI Global Investable Market Indices are maintained with the objective of reflecting the evolution of the underlying equity markets and segments on a timely basis, while seeking to achieve index continuity, continuous investability of constituents and replicability of the indices, and index stability and low index turnover.

In particular, index maintenance involves:

(i)   Semi-Annual Index Reviews ("SAIRs") in May and November of the Size Segment and Global Value and Growth Indices which include:

- updating the indices on the basis of a fully refreshed Equity Universe;

- taking buffer rules into consideration for migration of securities across size and style segments; and

- updating FIFs and Number of Shares ("NOS").

The objective of the SAIRs is to systematically reassess the various dimensions of the Equity Universe for all markets on a fixed semi-annual timetable. A SAIR involves a comprehensive review of the Size Segment and Global Value and Growth Indices.

(ii)   Quarterly Index Reviews ("QIRs") in February and August of the Size Segment Indices aimed at:

- including significant new eligible securities (such as IPOs that were not eligible for earlier inclusion) in the index;

- allowing for significant moves of companies within the Size Segment Indices, using wider buffers than in the SAIR; and

- reflecting the impact of significant market events on FIFs and updating NOS.

QIRs are designed to ensure that the indices continue to be an accurate reflection of the evolving equity marketplace. This is achieved by a timely reflection of significant market driven changes that were not captured in the index at the time of their actual occurrence but are significant enough to be reflected before the next SAIR. QIRs may result in additions or deletions due to migration to another Size Segment Index, and changes in FIFs and in NOS. Only additions of significant new investable companies are considered, and only for the Standard Index. The buffer zones used to manage the migration of companies from one segment to another are wider than those used in the SAIR. The style classification is reviewed only for companies that are reassigned to a different size segment.

(iii) Ongoing event-related changes. Ongoing event-related changes to the indices are the result of mergers, acquisitions, spin-offs, bankruptcies, reorganizations and other similar corporate events. They can also result from capital reorganizations in the form of rights issues, bonus issues, public placements and other similar corporate actions that take place on a continuing basis. These changes generally are reflected in the indices at the time of the event. Significantly large IPOs are included in the indices after the close of the company's tenth day of trading.

Announcement Policy

The results of the SAIRs are announced at least two weeks in advance of their effective implementation dates as of the close of the last business day of May and November. The results of the QIRs are announced at least two weeks in advance of their effective implementation dates as of the close of the last business day of February and August. All changes resulting from corporate events are announced prior to their implementation.

The changes are typically announced at least ten business days prior to the changes becoming effective in the indices as an "expected" announcement, or as an "undetermined" announcement, when the effective dates are not known yet or when aspects of the event are uncertain. MSCI sends "confirmed" announcements at least two business days prior to events becoming effective in the indices, provided that all necessary public information concerning the event is available. The full list of all new and pending changes is delivered to clients on a daily basis, at 5:30 p.m., US Eastern Time through the Advance Corporate Events (ACE) File.

In exceptional cases, events are announced during market hours for same or next day implementation. Announcements made by MSCI during market hours are usually linked to late company disclosure of corporate events or unexpected changes to previously announced corporate events.

In the case of secondary offerings representing more than 5% of a security's number of shares for existing constituents, these changes will be announced prior to the end of the subscription period when possible and a subsequent announcement confirming the details of the event (including the date of implementation) will be made as soon as the results are available.

Both primary equity offerings and secondary offerings for U.S. securities, representing at least 5% of the security's number of shares, will be confirmed through an announcement during market hours for next day or shortly after implementation, as the completion of the events cannot be confirmed prior to the notification of the pricing.

Early deletions of constituents due to bankruptcy or other significant cases are announced as soon as practicable prior to their implementation.

Index Calculation

Price Index Level

The MSCI Indices are calculated using the Laspeyres' concept of a weighted arithmetic average together with the concept of chain-linking. As a general principle, today's index level is obtained by applying the change in the market performance to the previous period index level.

$$PriceIndexLevelUSD_t = PriceIndexLevelUSD_{t-1} \times \frac{IndexAdjustedMarketCapUSL}{IndexInitialMarketCapUSD_t}$$

$$PriceIndexLevelLocal_t = PriceIndexLevelLocal_{t-1} \frac{IndexAdjustedMarketCapForLocal_t}{IndexInitialMarketCapUSD_t}$$

Where:

- *PriceIndexLevelUSD$_{t-1}$* is the Price Index level in USD at time t-1.
- *IndexAdjustedMarketCapUSD$_t$* is the Adjusted Market Capitalization of the index in USD at time t.
- *IndexInitialMarketCapUSD$_t$* is the Initial Market Capitalization of the index in USD at time t.
- *PriceIndexLevelLocal$_{t-1}$* is the Price Index level in local currency at time t-1.
- *IndexAdjustedMarketCapForLocal$_t$* is the Adjusted Market Capitalization of the index in USD converted using FX rate as of t-1 and used for local currency index at time t.

Note: *IndexInitialMarketCapUSD* was previously called *IndexUnadjustedMarketCapPreviousUSD*

Security Price Index Level

$$SecurityPriceIndexLevel_1 = SecurityPriceIndexLevel_{t-1} \times \frac{SecurityAdjustedMarketCapForLocal_t}{SecurityInitialMarketCapUSD_t}$$

SecurityAdjustedMarketCapForLocal$_t$ =

$$\frac{EndOfDayNumberOfShares_{t-1} \times PricePerShare_t \times InclusionFactor_t \times PAF_t}{FXrate_{t-1}} \times \frac{ICI_t}{ICI_{t-1}}$$

SecurityInitialMarketCapUSD$_t$ = $\dfrac{EndOfDayNumberOfShares_{t-1} \times PricePerShare_{t-1} \times InclusionFactor_t}{FXrate_{t-1}}$

Where:

- *SecurityPriceIndexLevel$_{t-1}$* is Security Price Index level at time t-1.
- *SecurityAdjustedMarketCapForLocal$_t$* is the Adjusted Market Capitalization of security s in USD converted using FX rate as of t-1.
- *SecurityInitialMarketCapUSD$_t$* is the Initial Market Capitalization of security s in USD at time t.
- *EndOfDayNumberOfShares$_{t-1}$* is the number of shares of security s at the end of day t-1.
- *PricePerShare$_t$* is the price per share of security s at time t.
- *PricePerShare$_{t-1}$* is the price per share of security s at time t-1.
- *InclusionFactor$_t$* is the inclusion factor of security s at time t. The inclusion factor can be one or the combination of the following factors: Foreign Inclusion Factor, Domestic Inclusion Factor Growth Inclusion Factor, Value Inclusion Factor, Index Inclusion Factor.
- *PAF$_t$* is the Price Adjustment Factor of security s at time t.
- *FXrate$_{t-1}$* is the FX rate of the price currency of security s vs USD at time t-1. It is the value of 1 USD in foreign currency.
- *ICI$_t$* is the Internal Currency Index of price currency at time t. The ICI is different than 1 when a country changes the internal value of its currency (*e.g.*, from Turkish Lira to New Turkish Lira – ICI = 1,000,000).
- *ICI$_{t-1}$* is the Internal Currency Index of price currency at time t-1.

Index Market Capitalization

IndexAdjustedMarketCapUSD$_t$ =

$$\sum_{S\,\varepsilon\,l,t} \frac{EndOfDayNumberOfShares_{t-1} \times PricePerShare_t \times InclusionFactor_t \times PAF_t}{FXrate_t}$$

IndexAdjustedMarketCapForLocal$_t$ =

$$\sum_{S \, \varepsilon \, l,t} \frac{EndOfDayNumberOfShares_{t\text{-}1} \times PricePerShare_t \times InclusionFactor_t \times PAF_t}{FXrate_{t\text{-}1}} \times \frac{ICI_t}{ICI_{t-1}}$$

IndexInitialMarketCapUSD$_t$ =

$$\sum_{S \, \varepsilon \, l,t} \frac{EndOfDayNumberOfShares_{t\text{-}1} \times PricePerShare_t \times InclusionFactor_t}{FXrate_{t\text{-}1}}$$

Where:

- *EndOfDayNumberOfShares$_{t\text{-}1}$* is the number of shares of security s at the end of day t-1.
- *PricePerShare$_t$* is the price per share of security s at time t.
- *PricePerShare$_{t\text{-}1}$* is the price per share of security s at time t-1.
- *InclusionFactor$_t$* is the inclusion factor of security s at time t. The inclusion factor can be one or the combination of the following factors: Foreign Inclusion Factor, Domestic Inclusion Factor Growth Inclusion Factor, Value Inclusion Factor, Index Inclusion Factor.
- *PAF$_t$* is the Price Adjustment Factor of security s at time t.
- *FXrate$_t$* is the FX rate of the price currency of security s vs USD at time t. It is the value of 1 USD in foreign currency.
- *FXrate$_{t\text{ -}1}$* is the FX rate of the price currency of security s vs USD at time t-1. It is the value of 1 USD in foreign currency.
- *ICI$_t$* is the Internal Currency Index of price currency at time t. The ICI is different than 1 when a country changes the internal value of its currency (*e.g.*, from Turkish Lira to New Turkish Lira – ICI = 1,000,000).
- *ICI$_{t\text{-}1}$* is the Internal Currency Index of price currency at time t-1.

Corporate Events

Mergers and Acquisitions

As a general principle, MSCI implements M&As as of the close of the last trading day of the acquired entity or merging entities (last offer day for tender offers), regardless of the status of the securities (index constituents or non-index constituents) involved in the event. MSCI uses market prices for implementation. This principle applies if all necessary information is available prior to the completion of the event and if the liquidity of the relevant constituent(s) is not expected to be significantly diminished on the day of implementation. Otherwise, MSCI will determine the most appropriate implementation method and announce it prior to the changes becoming effective in the indices.

Tender Offers

In tender offers, the acquired or merging security is generally deleted from the applicable MSCI Indices at the end of the initial offer period, when the offer is likely to be successful and / or if the free float of the security is likely to be substantially reduced (this rule is applicable even if the offer is extended), or once the results of the offer have been officially communicated and the offer has been successful and the security's free float has been substantially reduced, if all required information is not available in advance or if the offer's outcome is uncertain. The main factors considered by MSCI when assessing the outcome of a tender offer (not in order of importance) are: the announcement of the offer as friendly or hostile, a comparison of the offer price to the acquired security's market price, the recommendation by the acquired company's board of directors, the major shareholders' stated intention whether to tender their shares, the required level of acceptance, the existence of pending regulatory approvals, market perception of the transaction, official preliminary results if any, and other additional conditions for the offer.

In certain cases, securities may be deleted earlier than the last offer day. For example, in the case of tender offers in the United Kingdom, a security is typically deleted two business days after the offer is declared unconditional in all respects.

If a security is deleted from an index, the security will not be reinstated immediately after its deletion even when the tender offer is subsequently declared unsuccessful and/or the free float of the security is not substantially reduced. It may be reconsidered for index inclusion in the context of a quarterly index review or annual full country index review. MSCI uses market prices for implementation.

Late Announcements of Completion of Mergers and Acquisitions

When the completion of an event is announced too late to be reflected as of the close of the last trading day of the acquired or merging entities, implementation occurs as of the close of the following day or as soon as practicable thereafter. In these cases, MSCI uses a calculated price for the acquired or merging entities. The calculated price is determined using the terms of the transaction and the price of the acquiring or merged entity, or, if not appropriate, using the last trading day's market price of the acquired or merging entities.

Conversions of Share Classes

Conversions of a share class into another share class resulting in the deletion and/or addition of one or more classes of shares are implemented as of the close of the last trading day of the share class to be converted.

Spin-Offs

On the ex-date of a spin-off, a PAF is applied to the price of the security of the parent company. The PAF is calculated based on the terms of the transaction and the market price of the spun-off security. If the spun-off entity qualifies for inclusion, it is included as of the close of its first trading day. If appropriate, MSCI may link the price history of the spun-off security to a security of the parent company.

In cases of spin-offs of partially-owned companies, the post-event free float of the spun-off entity is calculated using a weighted average of the existing shares and the spun-off shares, each at their corresponding free float. Any resulting changes to FIFs and/or DIFs are implemented as of the close of the ex-date.

When the spun-off security does not trade on the ex-date, a "detached" security is created to avoid a drop in the free float-adjusted market capitalization of the parent entity, regardless of whether the spun-off security is added or not. The detached security is included until the spun-off security begins trading, and is deleted thereafter. Generally, the value of the detached security is equal to the difference between the cum price and the ex price of the parent security.

Corporate Actions

Corporate actions such as splits, bonus issues and rights issues, which affect the price of a security, require a price adjustment. In general, the PAF is applied on the ex-date of the event to ensure that security prices are comparable between the ex-date and the cum date. To do so, MSCI adjusts for the value of the right and/or the value of the special assets that are distributed. In general, corporate actions do not impact the free float of the securities because the distribution of new shares is carried out on a pro rata basis to all existing shareholders. Therefore, MSCI will generally not implement any pending number of shares and/or free float updates simultaneously with the event.

If a security does not trade for any reason on the ex-date of the corporate action, the event will be generally implemented on the day the security resumes trading.

Share Placements and Offerings

Changes in number of shares and FIF resulting from primary equity offerings representing more than 5% of the security's number of shares are generally implemented as of the close of the first trading day of the new shares, if all necessary information is available at that time. Otherwise, the event is implemented as soon as practicable after the relevant information is made available. A primary equity offering involves the issuance of new shares by a company. Changes in number of shares and FIF resulting from primary equity offerings representing less than 5% of the security's number of shares are deferred to the next regularly scheduled Quarterly Index Review following the completion of the event. For public secondary offerings of existing constituents representing more than 5% of the security's number of shares, where possible, MSCI will announce these changes and reflect them shortly after the results of the subscription are known. Secondary public offerings that, given lack of sufficient notice, were not reflected immediately will be reflected at the next Quarterly Index Review. Secondary offerings involve the distribution of existing shares of current shareholders' in a listed company and are usually pre-announced by a company or by a company's shareholders and open for public subscription during a pre-determined period.

Debt-to-Equity Swaps

In general, large debt-to-equity swaps involve the conversion of debt into equity originally not convertible at the time of issue. In this case, changes in numbers of shares and subsequent FIF and/or DIF changes are implemented as of the close of the first trading day of the newly issued shares, or shortly thereafter if all necessary information is available at the time of the swap. In general, shares issued in debt-to-equity swaps are assumed to be issued to strategic investors. As such, the post event free float is calculated on a pro forma basis assuming that all these shares are non-free float. Changes in numbers of shares and subsequent FIF and/or DIF changes due to conversions of convertible bonds or other convertible instruments, including periodical conversions of preferred stocks and small debt-to-equity swaps are implemented as part of the quarterly index review.

Suspensions and Bankruptcies

MSCI will remove from the MSCI Indices as soon as practicable companies that file for bankruptcy, companies that file for protection from their creditors and/or are suspended and for which a return to normal business activity and trading is unlikely in the near future. When the primary exchange price is not available, MSCI will delete securities at an over the counter or equivalent market price when such a price is available and deemed relevant. If no over the counter or equivalent price is available, the security will be deleted at the smallest price (unit or fraction of the currency) at which a security can trade on a given exchange. For securities that are suspended, MSCI will carry forward the market price prior to the suspension during the suspension period.

BACKGROUND ON THE iSHARES® BARCLAYS 20+ YEAR TREASURY BOND FUND

We have derived all information regarding the iShares® Barclays 20+ Year Treasury Bond Fund (the "20+ Treasury Fund") contained in this product supplement, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares®, Inc. ("iShares®"), iShares® Trust, BlackRock Institutional Trust Company, N.A. ("BTC") and BlackRock Fund Advisors ("BFA"). BFA is currently the investment advisor to the 20+ Treasury Fund and is a wholly owned subsidiary of BTC, which in turn is a wholly owned subsidiary of BlackRock, Inc. The 20+ Treasury Fund is an exchange-traded fund ("ETF") that trades on the NYSE Arca, Inc. ("NYSE Arca") under the ticker symbol "TLT." We make no representation or warranty as to the accuracy or completeness of the information derived from these public sources.

The iShares® Trust is a registered investment company that consists of numerous separate investment portfolios, including the 20+ Treasury Fund. Information provided to or filed with the SEC by iShares® Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-92935 and 811-09729, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding the 20+ Treasury Fund, please see the prospectus dated July 1, 2010. In addition, information about iShares® and the 20+ Treasury Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® website at www.ishares.com. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this product supplement or any terms supplement.

Investment Objective and Strategy

The 20+ Treasury Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the long-term sector of the United States Treasury market as defined by the Barclays Capital U.S. 20+ Year Treasury Bond Index (the "20+ Treasury Index").

BFA uses a "passive" or indexing approach to try to achieve the investment objective of the 20+ Treasury Fund. The 20+ Treasury Fund does not try to "beat" the index it tracks and does not seek temporary defensive positions when markets decline or appear overvalued. The 20+ Treasury Fund uses a representative sampling indexing strategy (as described below under "— "Representative Sampling") to try to track the 20+ Treasury Index.

The 20+ Treasury Fund may or may not hold all of the securities in the 20+ Treasury Index. The 20+ Treasury Fund generally invests at least 90% of its assets in the bonds included in the 20+ Treasury Index and at least 95% of its assets in U.S. government bonds. The 20+ Treasury Fund may invest up to 10% of its assets in U.S. government bonds not included in the 20+ Treasury Index, but which BFA believes will help the 20+ Treasury Fund track the 20+ Treasury Index. The 20+ Treasury Fund also may invest up to 5% of its assets in repurchase agreements collateralized by U.S. government obligations and in cash and cash equivalents, including shares of money market funds advised by BFA.

Representative Sampling

Representative sampling involves investing in a representative sample of securities that collectively has an investment profile similar to the 20+ Treasury Index. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability, duration, maturity or credit ratings and yield) and liquidity measures similar to those of the 20+ Treasury Index.

Correlation

The 20+ Treasury Index is a theoretical financial calculation while the 20+ Treasury Fund is an actual investment portfolio. The performance of the 20+ Treasury Fund and the 20+ Treasury Index may vary due to transaction costs, non-U.S. currency valuation, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between the portfolio of the 20+ Treasury Fund and that of the 20+ Treasury Index resulting from legal restrictions (such as diversification requirements) that apply to the 20+ Treasury Fund but not to the 20+ Treasury Index or to the use of representative sampling. "Tracking error" is the difference between the performance (return) of the portfolio of the 20+ Treasury Fund and that of the 20+ Treasury Index. BFA expects that, over time, the 20+ Treasury Fund's tracking error will not exceed 5%. Because the 20+ Treasury Fund uses a representative sampling indexing strategy, it can be expected to have a larger tracking error than if it used a replication indexing strategy. "Replication" is an indexing strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

Industry Concentration Policy

The 20+ Treasury Fund will concentrate its investments (*i.e.*, hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the 20+ Treasury Index is concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities), repurchase agreements collateralized by U.S. government securities and securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry.

Holdings Information

The holding information for the 20+ Treasury Fund is updated on a daily basis. As of January 18, 2011, 98.60% of the 20+ Treasury Fund's holdings consisted of bonds, 0.01% consisted of cash and 1.39% was in other assets, including dividends booked but not yet received. The following tables summarize the top 10 holdings of the 20+ Treasury Fund as of such date.

Top 10 Holdings as of January 18, 2011

Security	Percentage of Total Holdings
U.S. Treasury Bonds, 02/15/2040, 4.62%	11.10%
U.S. Treasury Bonds, 05/15/2040, 4.38%	10.64%
U.S. Treasury Bonds, 11/15/2039, 4.38%	10.61%
U.S. Treasury Bonds, 08/15/2040, 3.88%	9.75%
U.S. Treasury Bonds, 08/15/2039, 4.50%	9.49%
U.S. Treasury Bonds, 05/15/2039, 4.25%	7.94%
U.S. Treasury Bonds, 11/15/2040, 4.50%	7.04%
U.S. Treasury Bonds, 02/15/2036, 3.50%	6.23%
U.S. Treasury Bonds, 02/15/2039, 4.50%	5.24%
U.S. Treasury Bonds, 05/15/2038, 5.38%	5.03%

The information above was compiled from the iShares® website. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this product supplement or any terms supplement.

Disclaimer

The notes are not sponsored, endorsed, sold or promoted by BTC. BTC makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. BTC has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

The Barclays Capital U.S. 20+ Year Treasury Bond Index

We have derived all information contained in this product supplement regarding the Barclays Capital U.S. 20+ Year Treasury Bond Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Barclays Capital Inc. ("BCI"). We make no representation or warranty as to the accuracy or completeness of such information. The Barclays Capital U.S. 20+ Year Treasury Bond Index is calculated, maintained and published by BCI. BCI is under no obligation to continue to publish, and may discontinue publication of, the Barclays Capital U.S. 20+ Year Treasury Bond Index.

The Barclays Capital U.S. 20+ Year Treasury Bond Index measures the performance of public obligations of the U.S. Treasury. The Barclays Capital U.S. 20+ Year Treasury Bond Index is market capitalization weighted, includes all publicly issued U.S. Treasury securities that meet the criteria for inclusion and is rebalanced once a month on the last calendar day of the month. The U.S. Treasury securities included in the Barclays Capital U.S. 20+ Year Treasury Bond Index must have a remaining maturity of greater than 20 years, are rated investment grade (at least Baa3 by Moody's Investors Service, Inc. or BBB- by Standard and Poor's Financial Services, LLC) and have $250 million or more of outstanding face value. In addition, the securities must be denominated in U.S. dollars and must be fixed-rate and non-convertible. Certain special issuances, such as flower bonds, targeted investor notes ("TINs"), state and local government series bonds ("SLGs") and coupon issues that have been stripped from assets already included are excluded from the Barclays Capital U.S. 20+ Year Treasury Bond Index.

BACKGROUND ON THE iSHARES® IBOXX $ INVESTMENT GRADE CORPORATE BOND FUND

We have derived all information regarding the iShares® iBoxx $ Investment Grade Corporate Bond Fund (the "Investment Grade Bond Fund") contained in this product supplement, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares®, Inc. ("iShares®"), iShares® Trust, BlackRock Institutional Trust Company, N.A. ("BTC") and BlackRock Fund Advisors ("BFA"). BFA is currently the investment advisor to the Investment Grade Bond Fund and is a wholly owned subsidiary of BTC, which in turn is a wholly owned subsidiary of BlackRock, Inc. The Investment Grade Bond Fund is an exchange-traded fund ("ETF") that trades on the NYSE Arca, Inc. ("NYSE Arca") under the ticker symbol "LQD." We make no representation or warranty as to the accuracy or completeness of the information derived from these public sources.

iShares® Trust is a registered investment company that consists of numerous separate investment portfolios, including the Investment Grade Bond Fund. Information provided to or filed with the SEC by iShares® pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-92935 and 811-09729, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding iShares® Trust, BFA and the Investment Grade Bond Fund, please see the prospectus dated July 1, 2010. In addition, information about iShares® and the Investment Grade Bond Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and then iShares® website at www.ishares.com. Information contained in the iShares® website is not incorporated by reference in, and should not be considered part of, this product supplement or any terms supplement.

Investment Objective and Strategy

The Investment Grade Bond Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of a segment of the U.S. investment grade corporate bond market as defined by the Markit iBoxx® USD Liquid Investment Grade Index (the "Investment Grade Bond Index").

BFA uses a "passive" or indexing approach to try to achieve the investment objective of the Investment Grade Bond Fund. The Investment Grade Bond Fund does not try to "beat" the index it tracks and does not seek temporary defensive positions when markets decline or appear overvalued. The Investment Grade Bond Fund uses a representative sampling indexing strategy (as described below under "— "Representative Sampling") to try to track the Investment Grade Bond Index.

The Investment Grade Bond Fund may or may not hold all of the securities in the Investment Grade Bond Index. The Investment Grade Bond Fund generally invests at least 90% of its assets in securities of the Investment Grade Bond Index and at least 95% of its assets in investment grade corporate bonds. The Investment Grade Bond Fund also may invest in bonds not included in the Investment Grade Bond Index, but which BFA believes will help the Investment Grade Bond Fund track the Investment Grade Bond Index. The Investment Grade Bond Fund may invest up to 5% of its assets in repurchase agreements collateralized by U.S. government obligations and in cash and cash equivalents, including shares of money market funds advised by BFA.

Representative Sampling

Representative sampling involves investing in a representative sample of securities that collectively has an investment profile similar to the Investment Grade Bond Index. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability, duration, maturity or credit ratings and yield) and liquidity measures similar to those of the Investment Grade Bond Index.

Correlation

The Investment Grade Bond Index is a theoretical financial calculation while the Investment Grade Bond Fund is an actual investment portfolio. The performance of the Investment Grade Bond Fund and the Investment Grade Bond Index may vary due to transaction costs, non-U.S. currency valuation, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between the Investment Grade Bond Fund's portfolio and the Investment Grade Bond Index resulting from legal restrictions (such as diversification requirements) that apply to the Investment Grade Bond Fund but not to the Investment Grade Bond Index or to the use of representative sampling. "Tracking error" is the difference between the performance (return) of the Investment Grade Bond Fund's portfolio and that of the Investment Grade Bond Index. BFA expects that, over time, the Investment Grade Bond Fund's tracking error will not exceed 5%. Because the Fund uses a representative sampling indexing strategy, it can be expected to have a larger tracking error than if it used a replication indexing strategy. "Replication" is an indexing strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

Industry Concentration Policy

The Investment Grade Bond Fund will concentrate its investments (*i.e.*, hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the Investment Grade Bond Index is concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities), repurchase agreements collateralized by U.S. government securities and securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry.

Holdings Information

The holding information for the Investment Grade Bond Fund is updated on a daily basis. As of January 18, 2011, 98.28% of the Fund's holdings consisted of bonds, 0.59% consisted of cash and 1.12% was in other assets, including dividends booked but not yet received. The following tables summarize the top 10 holdings of the Investment Grade Bond Fund as of such date.

Top 10 Holdings as of January 18, 2011

Security	Percentage of Total Holdings
Wells Fargo & Company	1.02%
AT&T Inc.	1.00%
JPMorgan Chase & Co.	0.96%
American International Group, Inc.	0.91%
Wal-Mart Stores, Inc.	0.89%
Citigroup Inc.	0.87%
JPMorgan Chase & Co.	0.85%
AT&T Inc.	0.84%
The Goldman Sachs Group, Inc.	0.82%
Verizon Communications Inc.	0.82%

The information above was compiled from the iShares® website. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this product supplement or any terms supplement.

Disclaimer

The notes are not sponsored, endorsed, sold or promoted by BTC. BTC makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. BTC has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

The Markit iBoxx· USD Liquid Investment Grade Index

The Markit iBoxx® USD Liquid Investment Grade Index is sponsored by International Index Company Limited ("IIC"), a wholly owned subsidiary of Markit Group Limited ("Markit"). IIC determines the relative weightings of the securities in the Markit iBoxx® USD Liquid Investment Grade Index and publishes information regarding the market value of the Markit iBoxx® USD Liquid Investment Grade Index.

We obtained all information contained in this document regarding the Markit iBoxx® USD Liquid Investment Grade Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by, IIC. IIC has no obligation to continue to calculate and publish, and may discontinue calculation and publication of the index.

The Markit iBoxx® USD Liquid Investment Grade Index is a rules-based index that seeks to provide a balanced representation of the U.S. dollar investment-grade corporate market. The Markit iBoxx® USD Liquid Investment Grade Index is based on a market-value weighted summation concept with an issuer cap of 3%. The weights and capping factors are determined on the last business day of each month using the end-of-month market values. The Markit iBoxx® USD Liquid Investment Grade Index has been designed to be a subset of the broader U.S. dollar corporate bond market and to meet investor demand for a U.S. dollar-denominated, highly liquid and representative investment grade corporate index.

The Markit iBoxx® USD Liquid Investment Grade Index consists of investment grade U.S. dollar-denominated bonds issued by corporate issuers and rated by at least one of three rating services: Moody's Investor Service, Standard & Poor's Rating Services or Fitch Ratings. The index composition is rebalanced once a month, after the close of business on the last day of the rebalancing month (the "rebalancing date"). The new index composition becomes effective on the first business day of the next month (the "composition month"). The bonds in the Markit iBoxx® USD Liquid Investment Grade Index must meet all the criteria described below as of the close of business four business days prior to the rebalancing date, provided that the relevant bond data can be verified, at ICC's sole discretion, as of such date (the "Bond Selection Cut-off Date").

Selection Criteria for the Markit iBoxx® USD Liquid Investment Grade Index

The following selection criteria are applied to select the constituents for the Markit iBoxx® USD Liquid Investment Grade Index: bond type, time to maturity, amount outstanding, denomination and market, geographic scope, lockout period, issuer amount outstanding and agency ratings.

Fixed coupon bonds, step-up bonds with coupon schedules known at issuance (or as functions of the issuer's rating), medium-term notes ("MTNs"), sinking funds and make-whole callables are eligible for inclusion. Preferred shares, convertibles, bonds with other equity features attached (*e.g.*, options/warrants), perpetual bonds, floating rate notes, putables and callables are not eligible for inclusion in the Markit iBoxx® USD Liquid Investment Grade Index.

To qualify for the Markit iBoxx® USD Liquid Investment Grade Index bonds must have at least three years and six months remaining time to maturity when joining the Markit iBoxx® USD Liquid Investment Grade Index. Bonds in the Markit iBoxx® USD Liquid Investment Grade Index with maturities less than three years will be excluded from the Markit iBoxx® USD Liquid Investment Grade Index at the next rebalancing.

The outstanding face value of all U.S. dollar-denominated bonds in the broader Markit iBoxx USD IG Corporate Index (including yankees and Eurobonds and excluding fixed-to-floater, callable, putable and perpetual bonds) from the issuer must be greater than or equal to $3 billion as of the Bond Selection Cut-off Date. The outstanding face value of a bond must be greater than or equal to $750 million as of the Bond Selection Cut-off Date.

Bonds must be denominated in Unites States dollars, publicly registered in the United States with the SEC and clear and settle through The Depository Trust Company. Eurobonds are excluded.

The issuer or, in the case of a finance subsidiary, the issuer's guarantor, must be domiciled in the United States, Bermuda, Cayman Islands, Canada, Japan, Andorra, Austria, Belgium, Cyprus, Denmark, Faeroe Islands, Finland, France, Germany, Gibraltar, Greece, Iceland, Ireland, Italy, Liechtenstein, Luxembourg, Malta, Monaco, Netherlands, Norway, Portugal, San Marino, Spain, Sweden, Switzerland, United Kingdom, Vatican City, Bulgaria, Estonia, Latvia, Lithuania, Romania, Czech Republic, Hungary, Poland, Slovakia or Slovenia. The country of risk for the issue needs to be one of the eligible countries.

The issuer, or in the case of a finance subsidiary, the issuer's guarantor, must be domiciled in the United States, Bermuda, Cayman Islands, Canada, Japan or Western Europe. The issue must be corporate credit, *i.e.*, debt instruments backed by corporate issuers that are not secured by specific assets. Debt issued by governments, sovereigns, quasi-sovereigns and government-backed or guaranteed entities is excluded.

Bonds must be rated investment grade as of the Bond Selection Cut-off Date to qualify. The average rating determines the index rating.

Bonds trading flat of accrued are not eligible for the Markit iBoxx® USD Liquid Investment Grade Index. If a bond trades flat of accrued during the month, it is excluded at the next rebalancing date.

A bond that drops out of the Markit iBoxx® USD Liquid Investment Grade Index at the rebalancing day is excluded from re-entering the Markit iBoxx® USD Liquid Investment Grade Index for a three-month period.

Any bond subject to a firm call or tender offer in the month immediately following the rebalancing date will be excluded, provided that Markit is aware of such tender offer or call as of the Bond Selection Cut-off Date.

Each bond in the Markit iBoxx® USD Liquid Investment Grade Index is assigned to one of the following sectors: Consumer Goods, Consumer Services, Financials, Industrials & Materials, Telecommunications & Technology and Utilities & Energy.

Any bond that enters the Markit iBoxx® USD Liquid Investment Grade Index must remain in the index for a minimum of six months, provided it is not downgraded to high yield, defaulted or fully redeemed in that period.

Index Rebalancing

The Markit iBoxx® USD Liquid Investment Grade Index is rebalanced every month, on the last calendar day of the month after the last index calculation. Rebalancing also takes place if the rebalancing falls on a non-trading day. The composition of the iBoxx® $ Liquid Investment Grade Index is held constant for any given calendar month to ensure continuity during the month and to avoid changes unrelated to the price movements of the bonds.

The rule for the lockout period takes precedence over the other rules for the Markit iBoxx® USD Liquid Investment Grade Index selection. A locked out bond will not be selected, even if it qualifies for the index.

In a first step the selection criteria set out above are applied to the universe of the broader Markit iBoxx USD Corporate Index. Bond ratings and amount outstanding are used as of the Bond Selection Cut-off Date. Maturity dates remain fixed for the life of the bond. Only bonds with a first settlement date on or before the Bond Selection Cut-off Date are included in the selection process. Once the eligible bond universe has been defined, the weight of each bond is determined and if necessary capped using the methodology described in "— Calculating the Markit iBoxx® USD Liquid Investment Grade Index" below. Markit will publish ten business days and four business days prior to the rebalancing day a preliminary list for the Markit iBoxx® USD Liquid Investment Grade Index. The final list for the index is published two business days prior to the rebalancing date.

Consolidation of Contributed Quotes

Index calculation is based on bid and ask quotes provided by the contributing banks. As of September 2009, the date of the most recently available information from IIC, the following banks supply bond prices: Barclays Capital, BNP Paribas, Deutsche Bank, Dresdner Kleinwort, Goldman Sachs, HSBC, JPMorgan, Morgan Stanley and UBS. The quotes pass through a two-step consolidation process. The first filter tests the technical validity of the quotes. The following parameters are tested: whether bid and ask quotes are non-negative, whether the bid quote is lower than the ask quote, whether the bid-ask spread is within 500 basis points. A quote from a bank is only accepted if both bid and ask pass the test.

In the second filter, the bid and the ask sides of all surviving quotes are ordered from highest to lowest. In a first test the difference between the maximum and the minimum quote must not be greater than a specified limit (the limit depends on the bond). If the test is passed, all quotes enter the consolidation process. If the distance between maximum and minimum quote is too wide, two more tests are carried out. First, the distance between the maximum/minimum quote and its neighboring quote is checked. If this distance is too wide then the maximum and/or minimum quote is excluded. Second, the distances between the other neighboring quotes are tested and all quotes are dismissed if one of the distances is greater than a predefined limit.

The consolidated bid and ask prices are calculated from the remaining quotes. If less than two quotes are valid, no consolidated price can be generated. If two or three quotes are received, the consolidated price is determined as the arithmetical mean of these quotes. If four or more quotes are received, the highest and lowest quotes are eliminated. Thereafter the mean value of the remaining quotes is calculated to determine the consolidated price.

Calculating the Markit iBoxx® USD Liquid Investment Grade Index

The quotes from the contributing banks are consolidated and enter the index calculation at the end of day as consolidated prices. In the event that no new quotes for a particular bond are received, an index will continue to be calculated based on the last available consolidated prices. The index calculation is based on bid prices. Bonds that are not in the Markit iBoxx® USD Liquid Investment Grade Index universe for the current month, but become eligible for at the next rebalancing, enter the Markit iBoxx® USD Liquid Investment Grade Index at their ask price. The bond prices used in the Markit iBoxx® USD Liquid Investment Grade Index calculation are identical to those used in the calculation of the Markit iBoxx USD Benchmark Indices. Calculations are performed daily, using consolidated iBoxx bid prices at approximately 4 p.m. Eastern Time.

The total return of the Markit iBoxx® USD Liquid Investment Grade Index is calculated using the price changes, accrued interest, coupon payments and reinvestment income on cash flows received during the composition month.

For the capping procedure, closing bond prices of the last trading day of the month are used. A market value cap of 3% applies to each issuer (aggregated by bond ticker). The capping factor is derived as follows:

- Aggregated issuer market values are sorted in ascending order by their market value;

- The number of issuers that need to be checked is determined;

- The capping factor for issuers that need to be checked is calculated; and

- A derived capping factor is applied to each bond of the issuer.

BACKGROUND ON THE iSHARES® IBOXX $ HIGH YIELD CORPORATE BOND FUND

We have derived all information regarding the iShares® iBoxx $ High Yield Corporate Bond Fund (the "High Yield Bond Fund") contained in this product supplement, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares®, Inc. ("iShares®"), iShares® Trust, BlackRock Institutional Trust Company, N.A. ("BTC") and BlackRock Fund Advisors ("BFA"). BFA is currently the investment advisor to the High Yield Bond Fund and is a wholly owned subsidiary of BTC, which in turn is a wholly owned subsidiary of BlackRock, Inc. The High Yield Bond Fund is an exchange-traded fund ("ETF") that trades on the NYSE Arca, Inc. ("NYSE Arca") under the ticker symbol "HYG." We make no representation or warranty as to the accuracy or completeness of the information derived from these public sources.

iShares® Trust is a registered investment company that consists of numerous separate investment portfolios, including the High Yield Bond Fund. Information provided to or filed with the SEC by iShares® pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-92935 and 811-09729, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding iShares® Trust, BFA and the High Yield Bond Fund, please see the prospectus dated July 1, 2010. In addition, information about iShares® and the High Yield Bond Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and then iShares® website at www.ishares.com. Information contained in the iShares® website is not incorporated by reference in, and should not be considered part of, this product supplement or any terms supplement.

Investment Objective and Strategy

The High Yield Bond Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the U.S. dollar-denominated liquid high yield corporate bond market as defined by the Markit iBoxx® USD Liquid HY Index (the "HY Index").

BFA uses a "passive" or indexing approach to try to achieve the investment objective of the High Yield Bond Fund. The High Yield Bond Fund does not try to "beat" the index it tracks and does not seek temporary defensive positions when markets decline or appear overvalued. The High Yield Bond Fund uses a representative sampling indexing strategy (as described below under "— "Representative Sampling") to try to track the HY Index.

The High Yield Bond Fund may or may not hold all of the securities in the HY Index. The High Yield Bond Fund generally invests at least 90% of its assets in the bonds of the HY Index. However, the High Yield Bond Fund may at times invest up to 20% of its assets in certain futures, options and swap contracts, cash and cash equivalents, including money market funds advised by BFA, as well as in high yield corporate bonds not included in the HY Index, but which BFA believes will help the High Yield Bond Fund track the HY Index.

Representative Sampling

Representative sampling involves investing in a representative sample of securities that collectively has an investment profile similar to the HY Index. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability, duration, maturity or credit ratings and yield) and liquidity measures similar to those of the HY Index.

Correlation

The HY Index is a theoretical financial calculation while the High Yield Bond Fund is an actual investment portfolio. The performance of the High Yield Bond Fund and the HY Index may vary due to transaction costs, non-U.S. currency valuation, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between the High Yield Bond Fund's portfolio and the HY Index resulting from legal restrictions (such as diversification requirements) that apply to the High Yield Bond Fund but not to the HY Index or to the use of representative sampling. "Tracking error" is the difference between the performance (return) of the High Yield Bond Fund's portfolio and that of the HY Index. BFA expects that, over time, the High Yield Bond Fund's tracking error will not exceed 5%. Because the High Yield Bond Fund uses a representative sampling indexing strategy, it can be expected to have a larger tracking error than if it used a replication indexing strategy. "Replication" is an indexing strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

Industry Concentration Policy

The High Yield Bond Fund will concentrate its investments (*i.e.*, hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the HY Index is concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities), repurchase agreements collateralized by U.S. government securities and securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry.

Holdings Information

The holding information for the High Yield Bond Fund is updated on a daily basis. As of January 18, 2011, 97.38% of the High Yield Bond Fund's holdings consisted of bonds, 1.09 % consisted of cash and 1.54% was in other assets, including dividends booked but not yet received. The following tables summarize the top 10 holdings of the High Yield Bond Fund as of such date.

Top 10 Holdings as of January 18, 2011

Security	Percentage of Total Holdings
CIT Group Inc.	1.14%
BlackRock Funds III	1.09%
Lyondell Chemical Company	0.99%
CIT Group Inc.	0.90%
HCA Inc.	0.83%
Community Health Systems, Inc.	0.79%
First Data Corporation	0.69%
NRG Energy, Inc.	0.69%
Ally Financial Inc.	0.66%
American General Finance, Inc.	0.64%

The information above was compiled from the iShares® website. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this product supplement or any terms supplement.

Disclaimer

The notes are not sponsored, endorsed, sold or promoted by BTC. BTC makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. BTC has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

The Markit iBoxx· USD Liquid HY Index

The Markit iBoxx® USD Liquid HY Index is a rules-based index consisting of liquid U.S. dollar-denominated, high yield corporate bonds for sale in the United States, as determined by International Index Company Limited ("IIC"). The Markit iBoxx® USD Liquid HY Index is designed to provide a broad representation of the U.S. dollar-denominated liquid high yield corporate bond market. The Markit iBoxx® USD Liquid HY Index is a modified market value weighted index.

We obtained all information contained in this document regarding the iBoxx® $ Liquid HY Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by, IIC. IIC has no obligation to continue to calculate and publish, and may discontinue calculation and publication of the index.

The Markit iBoxx® USD Liquid HY Index is sponsored by IIC, a wholly owned subsidiary of Markit Group Limited ("Markit"). IIC determines the relative weightings of the securities in the index and publishes information regarding the market value of the index. The Markit iBoxx® USD Liquid HY Index is designed to provide a representation of the U.S. dollar high yield corporate market. The Markit iBoxx® USD Liquid HY Index is based on a market-value weighted summation concept with an issuer cap of 3%. The weights and capping factors are determined on the last business day of each month, using the end-of-month market values.

The Markit iBoxx® USD Liquid HY Index consists of sub-investment grade U.S. dollar-denominated bonds issued by corporate issuers and rated by at least one of three rating services: Moody's Investors Service, Standard & Poor's Rating Services or Fitch Ratings. The index composition is rebalanced once a month, after the close of business on the last business day of the rebalancing month (the "rebalancing date"). The new index composition becomes effective on the first business day of the next month (the "composition month").

The bonds in the Markit iBoxx® USD Liquid HY Index must meet all the criteria described below as of the close of business four business days prior to the rebalancing date provided that the relevant bond data can be verified, at IIC's sole discretion, as of such date (the "Bond Selection Cut-off Date").

Selection Criteria for the Markit iBoxx® USD Liquid HY Index

The following selection criteria are applied to determine the constituents for the Markit iBoxx® USD Liquid HY Index, from which the constituents of the index are selected: bond type; time to maturity; amount outstanding; age; denomination; issuer and agency ratings.

Fixed coupon bonds, step-up bonds with coupon schedules known at issuance (or as functions of the issuer's rating), bonds with sinking funds, medium term notes, Rule 144A offerings and callable bonds are candidates for inclusion. The following instruments are excluded from the index: preferred shares, convertible bonds, bonds with other equity features attached (*e.g.*, options/warrants), perpetual bonds, floating rate notes, pay-in-kind bonds, putables, U.S. dollar-denominated bonds for foreign corporate issuers (*i.e.*, Yankee bonds), zero coupon bonds and zero step-ups (GAINS) and Regulation S offerings.

To qualify for the Markit iBoxx® USD Liquid HY Index, bonds must have at least three years and six months remaining time to maturity when joining the index. Bonds in the Markit iBoxx® USD Liquid HY Index with maturities less than three years will be excluded from the indices at the next rebalancing. As of the rebalancing day the time to maturity of the bonds should be less than fifteen years.

The outstanding face value of all bonds denominated in U.S. dollars from the issuer must be greater than or equal to $1 billion as of the Bond Selection Cut-off Date. The outstanding face value of a bond must be greater than or equal to $400 million as of the Bond Selection Cut-off Date. Partial buybacks or increases will affect the outstanding face value of a prospective bond. Markit considers changes to the outstanding face value of a candidate bond as a result of partial or full buybacks or increases, provided that Markit is aware of such changes as of the Bond Selection Cut-off Date.

New issues must have a first settlement date on or before the Bond Selection Cut-off Date to be included in the index for the next period. As of a rebalancing date, bonds must be less than five years old.

Bonds must be denominated in U.S. dollars.

The issuer or, in the case of a finance subsidiary, the issuer's guarantor, must be domiciled in the United States, Bermuda, Cayman Islands, Canada, Japan or Western Europe. The issue must be corporate credit, *i.e.*, debt instruments backed by corporate issuers that are not secured by specific assets. Debt issued by governments, sovereigns, quasi-sovereigns and government-backed or guaranteed entities is excluded.

Bonds must be rated below investment grade, but not in default, at BB+ or lower by S&P or Fitch or Ba1 or lower by Moody's as of the Bond Selection Cut-off Date to qualify. The average rating determines the index rating. Split-rated (*e.g.*, Baa3/BB+ or Ba1/BBB) issues are excluded from the index. A split-rated issue means that an issue is rated investment grade by at least one rating agency and non-investment grade by at least one other rating agency. Issues rated D by S&P or Fitch, or that have been subject to a default press release by Moody's cannot enter the index; those issues in the index that are subsequently downgraded to D by Fitch or S&P or subject to a default press release by Moody's (as of the Bond Selection Cut-off Date) will be taken out of the index on the next rebalancing date. After a bond has migrated into high yield from investment grade status, it must retain that status for three months (the "stabilization period") before it can be included in the index. In case of an ID change or changes of a 144A version into a registered bond, the ratings from the 144A bond also are used for the registered bond.

Bonds trading flat of accrued are not eligible for the Markit iBoxx® USD Liquid HY Index. If a bond trades flat of accrued during the month, it is excluded at the next rebalancing date.

A bond that drops out of the Markit iBoxx® USD Liquid HY Index at the rebalancing day is excluded from re-entering the index for a three-month period.

Any bond subject to a firm call or tender offer in the month immediately following the rebalancing date will be excluded, provided that Markit is aware of such tender offer or call as of the Bond Selection Cut-off Date.

Each bond in the Markit iBoxx® USD Liquid HY Index is assigned to one of the following sectors: Consumer Goods, Consumer Services, Financials, Industrials & Materials, Telecommunications & Technology and Utilities & Energy.

Any bond that enters the Markit iBoxx® USD Liquid HY Index must remain in the index for a minimum of six months, provided it is not upgraded to investment grade, defaulted or fully redeemed in that period.

Index Rebalancing

The Markit iBoxx® USD Liquid HY Index is rebalanced every month, on the last calendar day of the month after the last index calculation. Rebalancing also takes place if the rebalancing falls on a non-trading day. The composition of the index is held constant for any given calendar month to ensure continuity during the month and to avoid changes unrelated to the price movements of the bonds.

The rule for the lockout period takes precedence over the other rules for the Markit iBoxx® USD Liquid HY Index selection. A locked out bond will not be selected, even if it qualifies for the Markit iBoxx® USD Liquid HY Index.

In a first step the selection criteria set out above are applied to the universe of USD denominated bonds. Bond ratings and amount outstanding are used as of the Bond Selection Cut-off Date. Maturity dates remain fixed for the life of the bond. Only bonds with a first settlement date on or before the Bond Selection Cut-off Date are included in the selection process. Once the eligible bond universe has been defined, the weight for each bond is determined and if necessary capped using the methodology described in "— Calculation of the Markit iBoxx® USD Liquid HY Index" below.

Consolidation of Contributed Quotes

Index calculation is based on bids and asks quotes provided by the contributing banks. As of June 2009 (most recent available data) the following banks supply bond prices: Barclays Capital, BNP Paribas, Deutsche Bank, Dresdner Kleinwort, Goldman Sachs, HSBC, JP Morgan, Morgan Stanley and UBS.

The quotes pass through a two-step consolidation process. The first filter tests the technical validity of the quotes. The following parameters are tested: whether bid and ask quotes are non-negative, whether the bid quote is lower than the ask quote and whether the bid-ask spread is within 500 basis points. A quote from a bank is only accepted if both bid and ask pass the test.

In the second filter the bid and the ask sides of all surviving quotes are ordered from highest to lowest. In a first test the difference between the maximum and the minimum quote must not be greater than a specified limit (the limit depends on the bond). If the test is passed, all quotes enter the consolidation process. If the distance between maximum and minimum quote is too wide, two more tests are carried out. First, the distance between the maximum / minimum quote and its neighboring quote is checked. If this distance is too wide then the maximum and/or minimum quote is excluded. Second, the distances between the other neighboring quotes are tested and all quotes are dismissed if one of the distances is greater than a predefined limit.

The consolidated bid and ask prices are calculated from the remaining quotes. If less than two quotes are valid, no consolidated price can be generated. If two or three quotes are received, the consolidated price is determined as the arithmetical mean of these quotes. If four or more quotes are received, the highest and lowest quotes are eliminated. Thereafter the mean value of the remaining quotes is calculated to determine the consolidated price.

Calculation of the Markit iBoxx® USD Liquid HY Index

The quotes from the contributing banks are consolidated and enter the index calculation at the end of day as consolidated prices. In the event that no new quotes for a particular bond are received, an index will continue to be calculated based on the last available consolidated prices. The index calculation is based on bid prices. Bonds that are not in the Markit iBoxx® USD Liquid HY Index universe for the current month, but become eligible at the next rebalancing, enter the index at their ask price. Calculations are performed daily, using consolidated iBoxx bid prices at approximately 4 p.m. Eastern Time.

The total return of the Markit iBoxx® USD Liquid HY Index is calculated using the price changes, accrued interest, coupon payments and reinvestment income on cash flows received during the composition month.

For the capping procedure, the closing bond prices of the last trading day of the month are used. A market value cap of 3% applies to each issuer (aggregated by bond ticker). The capping factor is derived as follows:

- The aggregated issuer market values are sorted in ascending order by their market value;

- The number of issuers that need to be checked is determined;

- The capping factor for issuers that need to be checked is calculated; and

- A derived capping factor is applied to each bond of the issuer.

BACKGROUND ON THE iSHARES® MSCI EMERGING MARKETS INDEX FUND

We have derived all information contained in this product supplement regarding the iShares® MSCI Emerging Markets Index Fund (the "EMI Fund"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares®, Inc., BlackRock Institutional Trust Company, N.A. ("BTC") and BlackRock Fund Advisors ("BFA"). The EMI Fund is an investment portfolio maintained and managed by iShares®, Inc. BFA is currently the investment adviser to the EMI Fund. The EMI Fund is an exchange-traded fund ("ETF") that trades on the NYSE Arca, Inc. ("NYSE Arca") under the ticker symbol "EEM." We make no representation or warranty as to the accuracy or completeness of the information derived from these public sources.

iShares®, Inc. is a registered investment company that consists of numerous separate investment portfolios, including the EMI Fund. Information provided to or filed with the SEC by iShares®, Inc. pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding iShares®, Inc., BFA and the EMI Fund, please see the prospectus dated January 1, 2011. In addition, information about iShares® and the EMI Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® website at www.ishares.com. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this product supplement or any terms supplement.

Investment Objective and Strategy

The EMI Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in emerging markets, as measured by the MSCI Emerging Markets Index. The EMI Fund holds equity securities traded primarily in the global emerging markets. The MSCI Emerging Markets Index was developed by MSCI Inc. ("MSCI") as an equity benchmark for international stock performance, and is designed to measure equity market performance in the global emerging markets. For more information about the MSCI Emerging Markets Index, please see "The Background on the MSCI Indices" in this product supplement.

As of December 31, 2010, the EMI Fund holdings by country consisted of the following 25 countries: Bermuda, Brazil, Cayman Islands, Chile, China, Colombia, Czech Republic, Egypt, Hong Kong, Hungary, India, Indonesia, Luxembourg, Malaysia, Mexico, Peru, Philippines, Poland, Russia, South Africa, South Korea, Taiwan, Thailand, Turkey and the United States. In addition, as of December 31, 2010, the EMI Fund's three largest holdings by country were China, Brazil and South Korea. As of such date, its three largest equity securities were Samsung Electronics Co., Ltd., Petroleo Brasileiro S.A. and OAO Gazprom and its three largest sectors were financials, materials and energy.

The EMI Fund uses a representative sampling strategy (as described below under "— Representative Sampling") to try to track the MSCI Emerging Markets Index. In addition, the EMI Fund may invest up to 10% of its assets in other securities, including securities not in the MSCI Emerging Markets Index, futures contracts, options on futures contracts, other types of options and swaps related to the MSCI Emerging Markets Index, as well as cash and cash equivalents, including shares of money market funds affiliated with BFA or its affiliates.

Representative Sampling

The EMI Fund pursues a "representative sampling" strategy in attempting to track the performance of the MSCI Emerging Markets Index, and generally does not hold all of the equity securities included in the MSCI Emerging Markets Index. The EMI Fund invests in a representative sample of securities that collectively has an investment profile similar to the MSCI Emerging Markets Index. Securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the MSCI Emerging Markets Index.

Correlation

The MSCI Emerging Markets Index is a theoretical financial calculation, while the EMI Fund is an actual investment portfolio. The performance of the EMI Fund and the MSCI Emerging Markets Index will vary due to transaction costs, foreign currency valuation, asset valuations, corporate actions (such as mergers and spin-offs), timing variances, and differences between the EMI Fund's portfolio and the MSCI Emerging Markets Index resulting from legal restrictions (such as diversification requirements) that apply to the EMI Fund but not to the MSCI Emerging Markets Index or the use of representative sampling. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." BFA expects that, over time, the EMI Fund's tracking error will not exceed 5%. The EMI Fund, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using a replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

Industry Concentration Policy

The EMI Fund will concentrate its investments (*i.e.*, hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the MSCI Emerging Markets Index is concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities) and repurchase agreements collateralized by U.S. government securities are not considered to be issued by members of any industry.

Holdings Information

As of December 31, 2010, 99.81% of the EMI Fund's holdings consisted of equity securities, 0.16% consisted of cash and 0.03% was in other assets, including dividends booked but not yet received. The following tables summarize the EMI Fund's top holdings in individual companies and by sector as of such date.

Top holdings in individual securities as of December 31, 2010

Company	Percentage of Total Holdings
Samsung Electronics Co., Ltd.	2.47%
Petroleo Brasileiro S.A.	1.77%
OAO Gazprom	1.60%
Taiwan Semiconductor Manufacturing Co., Ltd.	1.56%
Vale SA	1.55%
China Mobile Ltd.	1.53%
Petroleo Brasileiro S.A.	1.42%
América Móvil, S.A.B. DE C.V.	1.42%
Infosys Technologies Limited	1.36%
Banco Itau Holding Financiera SA	1.35%

Top holdings by sector as of December 31, 2010

Sector	Percentage of Total Holdings
Financials	24.16%
Materials	14.39%
Energy	14.38%
Information Technology	13.24%
Telecommunication Services	7.72%
Industrials	7.34%
Consumer Discretionary	7.08%
Consumer Staples	6.73%
Utilities	3.39%
Health Care	0.96%
Other/Undefined	0.62%

The information above was compiled from the iShares® website. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this product supplement or any terms supplement.

Disclaimer

The securities are not sponsored, endorsed, sold or promoted by BTC. BTC makes no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the securities. BTC has no obligation or liability in connection with the operation, marketing, trading or sale of the securities.

BACKGROUND ON THE iSHARES® JPMORGAN USD EMERGING MARKETS BOND FUND

We have derived all information contained in this product supplement regarding the iShares® JPMorgan USD Emerging Markets Bond Fund (the "EMB Fund"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by iShares®, Inc. ("iShares®"), iShares® Trust, BlackRock Institutional Trust Company, N.A. ("BTC") and BlackRock Fund Advisors ("BFA").   BFA is currently the investment adviser to the EMB Fund. The iShares® JPMorgan USD Emerging Markets Bond Fund is an exchange-traded fund ("ETF") that trades on the NYSE Arca, Inc. ("NYSE Arca") under the ticker symbol "EMB." We make no representation or warranty as to the accuracy or completeness of the information derived from these public sources.

iShares®, Inc. is a registered investment company that consists of numerous separate investment portfolios, including the EMB Fund. Information provided to or filed with the SEC by iShares®, Inc. pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding iShares®, Inc., BFA and the EMB Fund, please see the prospectus dated July 1, 2010. In addition, information about iShares® and the EMB Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® website at www.ishares.com. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this product supplement or any terms supplement.

Investment Objective and Strategy

The EMB Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of actively traded external debt instruments in emerging market countries, as measured by the JPMorgan EMBI Global Core Index (the "EMBIG Core Index"). The EMBIG Core Index was developed by JPMorgan Chase & Co. as a liquid U.S.-dollar emerging markets debt benchmark, and it tracks total returns for actively traded external debt instruments in emerging markets. For more information about the EMBIG Core Index, please see "— The JPMorgan EMBI Global Core Index" below.

As of December 31, 2010, the iShares® JPMorgan USD Emerging Markets Bond Fund holdings by country consisted of the following 36 countries: Argentina, Belarus, Brazil, British Virgin Islands, Bulgaria, Chile, Colombia, Cote D'Ivoire, Croatia, Egypt, El Salvador, Hungary, Indonesia, Iraq, Ireland, Kazakhstan, Lebanon, Lithuania, Luxembourg, Malaysia, Mexico, Netherlands, Panama, Peru, Philippines, Poland, Russia, South Africa, Sri Lanka, Turkey, Ukraine, United States, Uruguay, Venezuela and Vietnam. In addition, as of January 18, 2011, the EMB Fund's three largest holdings by sector were Russia, Brazil and Mexico. As of January 18, 2011, its three largest debt securities were bonds with a 7.50% coupon due March 31, 2030 issued by Russia, bonds with a 7.75% coupon due January 14, 2031 issued by the Philippines and bonds with a 7.25% coupon due March 15, 2015 issued by Turkey, and its three largest sectors were Russia, Brazil and Turkey.

The EMB Fund uses a representative sampling strategy (as described below under "— Representative Sampling") to try to track the EMBIG Core Index. The EMB Fund generally invests at least 90% of its assets in the securities of the EMBIG Core Index. However, the EMB Fund may at times invest up to 20% of its assets in certain futures, options and swap contracts, cash and cash equivalents, including money market funds advised by BFA, as well as in bonds not included in the EMBIG Core Index, but which BFA believes will help the EMB Fund track the EMBIG Core Index.

Representative Sampling

The EMB Fund pursues a "representative sampling" strategy in attempting to track the performance of the EMBIG Core Index, and generally does not hold all of the equity securities included in the EMBIG Core Index. The EMB Fund invests in a representative sample of securities that collectively has an investment profile similar to the EMBIG Core Index. Securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability, duration, maturity or credit ratings and yield) and liquidity measures similar to those of the EMBIG Core Index.

Correlation

The EMBIG Core Index is a theoretical financial calculation, while the EMB Fund is an actual investment portfolio. The performance of the EMB Fund and the EMBIG Core Index will vary due to transaction costs, foreign currency valuation, asset valuations, corporate actions (such as mergers and spin-offs), timing variances, and differences between the EMB Fund's portfolio and the EMBIG Core Index resulting from legal restrictions (such as diversification requirements) that apply to the EMB Fund but not to the EMBIG Core Index or the use of representative sampling. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." BFA expects that, over time, the EMB Fund's tracking error will not exceed 5%. The EMB Fund, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using a replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

Industry Concentration Policy

The EMB Fund will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the EMBIG Core Index is concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities) and repurchase agreements collateralized by U.S. government securities are not considered to be issued by members of any industry.

Holdings Information

As of January 18, 2011, 97.61% of the EMB Fund's holdings consisted of bonds, 0.47% consisted of cash and 1.93% was in other assets, including dividends booked but not yet received. The following tables summarize the EMB Fund's top holdings as of such date.

Top Holdings by Security as of January 18, 2011

Company	Percentage of Total Holdings
Russia, 03/31/2030, 7.50%	5.14%
Philippines, 01/14/2031, 7.75%	4.26%
Turkey, 03/15/2015, 7.25%	4.13%
Turkey, 03/17/2036, 6.88%	3.70%
Lebanon, 03/20/2017, 9.00%	3.07%
Brazil, 01/20/2037, 7.12%	2.93%
Peru, 03/14/2037, 6.55%	2.56%
Indonesia, 01/17/2018, 6.88%	2.52%
Petronas Capital Ltd., 08/12/2019, 5.25%	2.48%
Venezuela, 02/26/2016, 5.75%	2.40%

Top Holdings by Sector as of January 18, 2011

Sector	Percentage of Total Holdings
Russia	9.30%
Brazil	8.17%
Mexico	7.93%
Turkey	7.83%
Philippines	6.68%
Indonesia	5.80%
Venezuela	4.86%
Colombia	4.40%
Peru	4.13%
Kazakhstan	3.52%
Other/Undefined	37.39%

The information above was compiled from the iShares® website. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this product supplement or any terms supplement.

Disclaimer

The securities are not sponsored, endorsed, sold or promoted by BTC. BTC makes no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the securities. BTC has no obligation or liability in connection with the operation, marketing, trading or sale of the securities.

The JPMorgan EMBI Global Core Index

We have derived all information contained in this product supplement regarding the JPMorgan EMBI Global Core Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, JPMorgan Securities LLC ("JPMS"). We make no representation or warranty as to the accuracy or completeness of such information. The JPMorgan EMBI Global Core Index is calculated, maintained and published by JPMS. JPMS is under no obligation to continue to publish, and may discontinue publication of, the JPMorgan EMBI Global Core Index.

The JPMorgan EMBI Global Core Index is a broad, diverse, market capitalization weighted index designed to measure the performance of U.S. dollar-denominated Brady bonds (*i.e.*, U.S. dollar-denominated bonds issued by emerging market countries and collateralized by U.S. Treasury zero-coupon bonds), Eurobonds (*i.e.*, bonds issued in a currency other than the currency of the country or market in which it is issued), traded loans and securities issued by sovereign and quasi-sovereign entities of emerging market countries. Quasi-sovereign entities are entities the securities of which are either 100% owned by their respective governments or subject to a 100% guarantee that does not rise to the level of constituting the full faith and credit by such governments. The methodology is designed to distribute the weights of each country within the JPMorgan EMBI Global Core Index by limiting the weights of countries with higher debt outstanding and reallocating this excess to countries with lower debt outstanding.

As of May 31, 2010, the JPMorgan EMBI Global Core Index consisted of the following 30 countries: Argentina, Brazil, Bulgaria, Chile, China, Colombia, Croatia, Egypt, El Salvador, Hungary, Indonesia, Iraq, Ivory Coast, Kazakhstan, Lebanon, Lithuania, Malaysia, Mexico, Panama, Peru, the Philippines, Poland, Russia, Serbia, South Africa, Turkey, Ukraine, Uruguay, Venezuela and Vietnam. As of May 31, 2010, the JPMorgan EMBI Global Core Index's five highest-weighted countries were Brazil, Mexico, the Philippines, Russia and Turkey.

In order for a bond to be considered eligible for inclusion in the JPMorgan EMBI Global Core Index, the bond must be issued by a country that is considered an emerging market. Two criteria determine whether a country is defined as an emerging market and therefore can be considered for inclusion in the JPMorgan EMBI Global Core Index. First, a country must be classified as having a low or middle per capita income by the World Bank for at least two consecutive years, based on data lagged one year. Requiring two years of classification reduces the potential for traditionally high-income countries to briefly enter and then exit the index. The current source for these classifications is the World Bank publication *Global Development Finance*, which is published annually and reflects per capita income brackets as of the previous year's close. Second, regardless of their World-Bank-defined income level, countries that either have restructured their external debt during the past ten years or currently have restructured external debt outstanding will also be considered for inclusion in the index.

Once the universe of emerging markets countries has been defined for the index, the eligible instruments from these countries must be selected. Instruments that satisfy all of the following defined criteria will be eligible for inclusion in the JPMorgan EMBI Global Core Index:

1. Instrument type;

2. Issuer type classification;

3. Currency denomination;

4. Current face amount outstanding;

5. Remaining time until maturity;

6. Legal jurisdiction;

7. Settlement method; and

8. Quantifiable source of cash flow return.

Instrument Type. The JPMorgan EMBI Global Core Index includes both fixed-rate and floating-rate instruments, as well as capitalizing/amortizing bonds or loans. Bonds or loans with embedded options and warrants are eligible for inclusion if (a) the options/warrants are attached to instruments that would otherwise be included in the index and (b) the quotation convention (as recommended by the Emerging Markets Traders Association) is for instrument prices to be quoted cum options or warrants. Convertible bonds are not eligible for inclusion into the index.

Issuer Type Classification. The JPMorgan EMBI Global Core Index contains only those bonds or loans issued by sovereign and quasi-sovereign entities from index-eligible countries. Quasi-sovereign entities are entities the securities of which are either 100% owned by their respective governments or subject to a 100% guarantee that does not rise to the level of constituting the full faith and credit by such governments.

Instruments will not be eligible for inclusion in the JPMorgan EMBI Global Core Index if their credit has been improved by (a) giving security over commercial receivables or (b) giving a guarantee from a guarantor that is not a subsidiary of the eventual obligor or the parent company/beneficiary of the issuer of the instrument. For the purposes of clarification, bonds that are secured in part by U.S. Treasuries (*e.g.*, Brady bonds) are eligible for inclusion.

Where financing vehicles are used, bonds or loans may be included in the JPMorgan EMBI Global Core Index if either (a) the financing vehicle or bond is guaranteed by an index-eligible issuer or (b) the transaction is structured as a pass-through where the creditor of the financing vehicle has full recourse to the underlying loan or bond between the financing vehicle and the final obligor, which itself must be an index-eligible issuer. In order to avoid double-counting of index instruments, a bond or loan that is issued by a financing vehicle is only eligible for inclusion into the JPMorgan EMBI Global Core Index if the underlying loan or bond is not itself included in the index.

Current Face Amount Outstanding. Only issues with a current face amount outstanding of $1 billion or more will be considered for inclusion. If an issue's current face outstanding falls below this requirement (due to either a debt retirement by the sovereign or the amortization of principal), the issue will be removed from the index at the next month-end rebalancing date. The reverse also holds true. Existing issues that, through reopenings, increase in size to satisfy the minimum current face outstanding requirement are then considered for inclusion in the index at the next month-end rebalancing date.

Time Until Maturity. Only those instruments with at least 2 1/2 years until maturity are considered for inclusion. Once added, an instrument may remain in the JPMorgan EMBI Global Core Index until 24 months before it matures. On the month-end preceding this anniversary, the instrument is removed from the index.

Legal Jurisdiction. Inclusion into the JPMorgan EMBI Global Core Index is limited to issues with legal jurisdiction that is domestic to a G-7 country. Local law instruments or bonds that do not fall under G-7 jurisdiction are not eligible for the JPMorgan EMBI Global Core Index.

Settlement Criteria. Instruments in the JPMorgan EMBI Global Core Index must be able to settle internationally (either through Euroclear or another institution domiciled outside the issuing country).

Quantifiable Source of Cash Flow Return. The final requirement is that an issue's bid and offer prices be available on a daily and timely basis (either from an inter-dealer broker or JPMorgan Chase & Co.). The lack of availability of such prices prevents the addition of a new issue to the JPMorgan EMBI Global Core Index. In the case of the current JPMorgan EMBI Global Core Index issues, if reliable prices for an issue become unavailable, it is removed from the index. Once an issue is removed, it will not be reconsidered for inclusion in the JPMorgan EMBI Global Core Index during the next 12 months.

The JPMorgan EMBI Global Core Index is generally rebalanced on a monthly basis. A new issue that meets the admission requirements is added to the JPMorgan EMBI Global Core Index on the first month-end business day after its issuance, provided its issue date falls before the 15th of the month. A new issue whose settlement date falls on or after the 15th of the month is added to the JPMorgan EMBI Global Core Index on the last business day of the next month.

There are two exceptions to this rule. The first exception applies to a new issue that is released as part of a debt exchange program. For example, if a country exchanges a portion of its outstanding debt for a new issue after the 15th of the month, at the month-end rebalancing date immediately following this event the amount of debt retired in this exchange would be removed from the JPMorgan EMBI Global Core Index. The new issue would then be added to the JPMorgan EMBI Global Core Index (provided official exchange results are made available in a timely manner and the issue settles by month-end).

The second exception concerns Regulation S securities. An instrument that is issued solely in reliance on Regulation S of the Securities Act of 1933 and not pursuant to Rule 144A will be ineligible for inclusion in the JPMorgan EMBI Global Core Index until the expiration of the relevant Regulation S restricted period. The date at which the restriction is lifted will effectively be the new "issue" date, at which point the 15th of the month rule will apply.

In extreme cases, an intra-month rebalancing can occur when: (i) more than $6 billion of the face amount of JPMorgan EMBI Global Core Index bonds are exchanged; (ii) more than 2/3 of the face amount of any one of the most liquid bonds are exchanged. If an announcement is made for a bond to be called, it is removed from the JPMorgan EMBI Global Core Index on the month-end prior to its call date on the basis of having less than 24 months remaining until maturity. However, if an announcement is not made in time for the bond to be removed from the JPMorgan EMBI Global Core Index on the prior month-end, it will be removed the first month-end following the announcement, unless the amount to be called triggers an intra-month rebalancing.

The weight of each security in the JPMorgan EMBI Global Core Index is determined by first starting with the face amount outstanding of all eligible securities and aggregating such securities by country. The highest-weighted countries are then constrained by capping the total weight within those countries. The result establishes new country weights that are then used to calculate the new eligible face amounts per security within those countries. To calculate the final weights of each security in the JPMorgan EMBI Global Core Index, the current day's price is multiplied by each security's adjusted face amount. The market capitalization for each security is then divided by the total market capitalization for all securities in the JPMorgan EMBI Global Core Index. The result represents the weight of the security expressed as a percentage of the JPMorgan EMBI Global Core Index.

The JPMorgan EMBI Global Core Index is priced at 3:00 p.m., Eastern Time every business day of the year as defined by the U.S. bond market calendar. Composite instruments are priced using the best market bid (highest) and the best market ask (lowest) indicated by the following emerging market broker screens: Eurobrokers, Garban, GFI, Tullet & Tokyo and Tradition. For instruments where there is not a valid price available at 3:00 p.m. Eastern Time, the last available price is obtained from the market. As a last resort, if there are no valid market prices for an instrument, JPMS traders are asked to provide a market bid and ask. For those securities where pricing is not available on a regular basis, such securities will be excluded from the JPMorgan EMBI Global Core Index.

BACKGROUND ON THE iSHARES® DOW JONES REAL ESTATE INDEX FUND

We have derived all information contained in this product supplement regarding the iShares® Dow Jones U.S. Real Estate Index Fund (the "Real Estate Fund"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by iShares®, Inc. ("iShares®"), iShares® Trust, BlackRock Institutional Trust Company, N.A. ("BTC") and BlackRock Fund Advisors ("BFA"). BFA is currently the investment adviser to the Real Estate Fund and is a wholly owned subsidiary of BTC, which in turn is a wholly owned subsidiary of BlackRock, Inc. The Real Estate Fund is an exchange-traded fund ("ETF") that trades on the NYSE Arca, Inc. ("NYSE Arca") under the ticker symbol "IYR." We make no representation or warranty as to the accuracy or completeness of the information derived from these public sources.

iShares® Trust is a registered investment company that consists of numerous separate investment portfolios, including the Real Estate Fund. Information provided to or filed with the SEC by iShares® Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-92935 and 811-09729, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding iShares® Trust, BFA, and the Real Estate Fund, please see the prospectus dated September 1, 2010. In addition, information about iShares® and the Real Estate Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® website at www.ishares.com. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this product supplement or any terms supplement.

Investment Objective and Strategy

The Real Estate Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the real estate sector of the U.S equity market, as measured by the Dow Jones U.S. Real Estate Index (the "Real Estate Index").

BFA uses a "passive" or indexing approach to try to achieve the investment objective of the Real Estate Fund. The Real Estate Fund does not try to "beat" the index it tracks and does not seek temporary defensive positions when markets decline or appear overvalued. The Real Estate Fund uses a representative sampling indexing strategy (as described below under "— "Representative Sampling") to try to track the Real Estate Index.

The Real Estate Fund may or may not hold all of the securities in the Real Estate Index. The Real Estate Fund generally invests at least 90% of its assets in securities of the Real Estate Index and in depositary receipts representing securities of the Real Estate Index. The Real Estate Fund may invest the remainder of its assets in securities not included in the Real Estate Index, but which BFA believes will help the Real Estate Fund track the Real Estate Index, and in futures contracts, options on futures contracts, options and swaps as well as cash and cash equivalents, including shares of money market funds advised by BFA or its affiliates.

Representative Sampling

Representative sampling involves investing in a representative sample of securities that collectively has an investment profile similar to the Real Estate Index. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the Real Estate Index.

Correlation

The Real Estate Index is a theoretical financial calculation, while the Real Estate Fund is an actual investment portfolio. The performance of the Real Estate Fund and the Real Estate Index may vary due to transaction costs, non-U.S. currency valuations, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between the Real Estate Fund's portfolio and the Real Estate Index resulting from legal restrictions (such as diversification requirements) that apply to the Real Estate Fund but not to the Real Estate Index or the use of representative sampling. "Tracking error" is the difference between the performance (return) of the Real Estate Fund's portfolio and that of the Real Estate Index. BFA expects that, over time, the Real Estate Fund's tracking error will not exceed 5%. Because the Real Estate Fund uses a representative sampling indexing strategy, it can be expected to have a larger tracking error than if it used a replication indexing strategy. "Replication" is an indexing strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

Industry Concentration Policy

The Real Estate Fund will concentrate its investments (*i.e.*, hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the Real Estate Index is concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities) and repurchase agreements collateralized by U.S. government securities are not considered to be issued by members of any industry.

Holdings Information

The holding information for the Real Estate Fund is updated on a daily basis. As of January 19, 2011, 99.60% of the Real Estate Fund's holdings consisted of stock, 0.09% consisted of cash and 0.31% was in other assets, including dividends booked but not yet received. The following tables summarize the Real Estate Fund's top holdings as of such date.

Top 10 Holdings as of January 19, 2011

Company	Percentage of Total Holdings
Simon Property Group, Inc.	8.33%
Vornado Realty Trust	4.44%
Public Storage	4.21%
Equity Residential	4.15%
HCP, Inc.	3.75%
Boston Properties, Inc.	3.58%
Annaly Capital Management, Inc.	3.52%
Host Hotels & Resorts, Inc.	3.44%
Avalonbay Communities, Inc.	2.76%
Ventas, Inc.	2.41%

The information above was compiled from the iShares® website. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this product supplement or any terms supplement.

Disclaimer

The securities are not sponsored, endorsed, sold or promoted by BTC. BTC makes no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the securities. BTC has no obligation or liability in connection with the operation, marketing, trading or sale of the securities.

The Dow Jones U.S. Real Estate Index

We have derived all information contained in this product supplement regarding the Dow Jones U.S. Real Estate Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Dow Jones & Company, Inc. ("Dow Jones"). We make no representation or warranty as to the accuracy or completeness of such information. The Dow Jones U.S. Real Estate Index is calculated, maintained and published by Dow Jones. Dow Jones is under no obligation to continue to publish, and may discontinue publication of, the Dow Jones U.S. Real Estate Index.

Dow Jones U.S. Real Estate Index Composition and Maintenance

The Dow Jones U.S. Real Estate Index measures the performance of the real estate sector of the United States equity market. Component companies include those that invest directly or indirectly in real estate through development, investment or ownership; companies that provide services to real estate companies but do not own the properties themselves (agencies, brokers, leasing companies, management companies and advisory services); and real estate investment trusts or corporations ("REITs") or listed property trusts ("LPTs") that invest in office, industrial, retail, residential, specialty (*e.g.*, health care), hotel, lodging and other properties or that are directly involved in lending money to real estate owners and operators or indirectly through the purchase or mortgages or mortgage-backed securities. REITs are passive investment vehicles that invest primarily in income producing real estate or real estate-related loans and interests.

The Dow Jones U.S. Real Estate Index is one of the 19 supersector indices that make up the Dow Jones U.S. Index (formerly known as the Dow Jones U.S. Total Market Index). The Dow Jones U.S. Real Estate Index is a subset of the Dow Jones U.S. Financials Index, which in turn is a subset of the Dow Jones U.S. Index. The Dow Jones U.S. Index is part of the Dow Jones Global Index^{SM} family, which is a benchmark family that represents approximately 95% of the float-adjusted market capitalization of countries that are open to foreign investors. The Dow Jones Global Index^{SM} family represents approximately 50 countries. The Dow Jones U.S. Real Estate Index is a market capitalization weighted index in which only the shares of each company that are readily available to investors — the "float" — are counted.

Index component candidates must be common shares or other securities that have the characteristics of common equities. All classes of common shares, both fully and partially paid, are eligible. Fixed dividend shares and securities such as convertible notes, warrants, rights, mutual funds, unit investment trusts, closed-end fund shares and shares in limited partnerships are not eligible. Temporary issues arising from corporate actions, such as "when-issued shares," are considered on a case-by-case basis when necessary to maintain continuity in a company's index membership. REITs, LPTs and similar real-property-owning pass-through structures taxed as REITs by their domiciles also are eligible. Multiple classes of shares are included if each issue, on its own merit, meets the other eligibility criteria. Securities that have had more than ten non-trading days during the past quarter are excluded. Stocks in the top 95% of the index universe by float-adjusted market capitalization are selected as components of the Dow Jones U.S. Index, excluding stocks that fall within the bottom 1% of the universe by float-adjusted market capitalization and within the bottom 0.01% of the universe by turnover. To be included in the Dow Jones U.S. Real Estate Index, the issuer of the component securities must be classified in the Real Estate Sector of industry classifications as maintained by the Industry Classification Benchmark ("ICB").

The Dow Jones U.S. Real Estate Index is reviewed by Dow Jones on a quarterly basis. Shares outstanding totals for component stocks are updated during the quarterly review. However, if the number of float-adjusted shares outstanding for an index component changes by more than 10% due to a corporate action, the shares total will be adjusted immediately after the close of trading on the date of the event. Whenever possible, Dow Jones will announce the change at least two business days prior to its implementation. Changes in shares outstanding due to stock dividends, splits and other corporate actions also are adjusted immediately after the close of trading on the day they become effective. Quarterly reviews are implemented during March, June, September and December. Both component changes and share changes become effective at the opening on the first Monday after the third Friday of the review month. Changes to the Dow Jones U.S. Real Estate Index are implemented after the official closing values have been established. All adjustments are made before the start of the next trading day. Constituent changes that result from the periodic review will be announced on the second Friday of the third month of each quarter (*e.g.*, March, June, September and December).

In addition to the scheduled quarterly review, the Dow Jones U.S. Real Estate Index is reviewed on an ongoing basis. Changes in index composition and related weight adjustments are necessary whenever there are extraordinary events such as delistings, bankruptcies, mergers or takeovers involving index components. In these cases, each event will be taken into account as soon as it is effective. Whenever possible, the changes in the index components will be announced at least two business days prior to their implementation date. In the event that a component no longer meets the eligibility requirements, it will be removed from the Dow Jones U.S. Real Estate Index. You can find a list of the companies whose common stocks are currently included in the Dow Jones U.S. Real Estate Index on the Dow Jones website at http://www.djindexes.com. Information included in such website is not a part of this product supplement.

Background on the ICB

ICB, a joint classification system launched by FTSE Group and Dow Jones Indexes offers broad, global coverage of companies and securities and classifies them based on revenue, not earnings. ICB classifies the component stocks into groups of 10 industries, 19 supersectors, 41 sectors and 114 subsectors. The Real Estate Supersector is composed of two Sectors. The Real Estate Investment & Services Sector consists of companies that invest directly or indirectly in real estate through development, investment or ownership and companies that provide services to real estate companies but do not own the properties themselves. This Sector excludes REITs and similar entities. The Real Estate Investment Trusts Sector consists of REITs and similar entities.

BACKGROUND ON THE iSHARES® S&P GSCI™ COMMODITY-INDEXED TRUST

We have derived all information contained in this product supplement regarding the iShares® S&P GSCI™ Commodity-Indexed Trust (the "Commodity-Indexed Trust") including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by BlackRock Institutional Trust Company, N.A. ("BTC"), as trustee of the Commodity-Indexed Trust, and BlackRock Asset Management International Inc. ("BAMI"), as the sponsor and manager of the Commodity-Indexed Trust. The Commodity-Indexed Trust is a unit investment trust that issues units of beneficial interest, called "Shares," representing fractional undivided beneficial interests in its net assets. Substantially all of the assets of the Commodity-Indexed Trust consist of interests in the iShares® S&P GSCI™ Commodity-Indexed Investing Pool LLC (the "Investing Pool"), which holds long positions in futures contracts on the S&P GSCI™ Excess Return Index. The Commodity-Indexed Trust is an exchange-traded fund ("ETF") that trades on the NYSE Arca, Inc. ("NYSE Arca") under the ticker symbol "GSG." We make no representation or warranty as to the accuracy or completeness of the information derived from these public sources.

Each of the Commodity-Indexed Trust and the Investing Pool is a commodity pool as defined in the Commodity Exchange Act and the regulations of the Commodity Futures Trading Commission (the "CFTC"). BAMI is a commodity pool operator registered with the CFTC. Neither the Commodity-Indexed Trust nor the Investing Pool is an investment company registered under the Investment Company Act. Information provided to or filed with the SEC by BAMI pursuant to the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, can be located by reference to SEC file number 001-32947, through the SEC's website at http://www.sec.gov. For additional information regarding BTC, BAMI and the Commodity-Indexed Trust, please see the prospectus dated April 26, 2010. In addition, information about BTC, BAMI and the Commodity-Indexed Trust may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® website at www.ishares.com. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this product supplement or any terms supplement.

Structure of the Commodity-Indexed Trust and the Investing Pool

The Commodity-Indexed Trust was formed as a Delaware statutory trust on July 7, 2006. Each Share represents a unit of fractional undivided beneficial interest in the net assets of the Commodity-Indexed Trust. Substantially all of the assets of the Commodity-Indexed Trust consist of its holdings of the limited liability company interests in the Investing Pool ("Investing Pool Interests") which are the only securities in which the Commodity-Indexed Trust may invest.

The Investing Pool will issue Investing Pool Interests only to the Commodity-Indexed Trust and to BAMI, the manager of the Investing Pool. The Manager will maintain a limited equity interest in the Investing Pool with the balance of the Investing Pool owned by the Commodity-Indexed Trust. The Investing Pool will invest in long positions in futures contracts on the S&P GSCI™ Excess Return Index, called CERFs, and post as margin cash or short-term securities to collateralize its CERF positions.

Each of the Commodity-Indexed Trust and the Investing Pool is a commodity pool as defined in the Commodity Exchange Act, and each entity is operated by BAMI, which is a commodity pool operator registered with the CFTC and is an indirect subsidiary of BlackRock, Inc. BlackRock Fund Advisors ("BFA"), which is an indirect subsidiary of BlackRock, Inc., serves as the commodity trading advisor of the Investing Pool and is registered with the CFTC.

Investment Objective and Strategy

The investment objective of the Commodity-Indexed Trust is to seek investment results that correspond generally, but are not necessarily identical, to the performance of the S&P GSCI™ Total Return Index before the payment of expenses and liabilities of the Commodity-Indexed Trust and the Investing Pool. The Investing Pool holds long positions in CERFs, which are futures contracts listed on the Chicago Mercantile Exchange, that have a term of approximately five years after listing and whose settlement at expiration is based on the value of the S&P GSCI™ Excess Return Index at that time. The Investing Pool also earns interest on the assets used to collateralize its holdings of CERFs.

The S&P GSCI™ Excess Return Index is calculated based on the same commodities that are included in the S&P GSCI™ Commodity Index, which is a production-weighted index of the prices of a diversified group of futures contracts on physical commodities. The S&P GSCI™ is administered, calculated and published by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. The S&P GSCI™ Excess Return Index reflects the return of an uncollateralized investment in the contracts comprising the S&P GSCI™ and, in addition, incorporates the economic effect of "rolling" the contracts included in the S&P GSCI™ as they near expiration. "Rolling" a futures contract means closing out of a position in an expiring futures contract and establishing an equivalent position in the contract on the same commodity with the next expiration date. The S&P GSCI™ Total Return Index, in turn, reflects the return of the S&P GSCI™ Excess Return Index, together with the return on specified U.S. Treasury securities that are deemed to have been held to collateralize a hypothetical long position in the futures contracts comprising the S&P GSCI™. For further information about the S&P GSCI™ Total Return Index, please see "— The S&P GSCI™ Total Return Index" below.

If S&P ceases to maintain the S&P GSCI™ Total Return Index, the Commodity-Indexed Trust may seek investment results that correspond generally to the performance of a fully collateralized investment in a successor, or, in the opinion of BAMI, reasonably similar index to the S&P GSCI™ Total Return Index.

The Commodity-Indexed Trust, through the Investing Pool, will be a passive investor in CERFs and the cash or short-term securities posted as margin to collateralize the Investing Pool's CERF positions. Neither the Commodity-Indexed Trust nor the Investing Pool will engage in any activities designed to obtain a profit from, or to ameliorate losses caused by, changes in the value of the Investing Pool's CERF positions or the short-term securities posted as margin.

The Investing Pool, and some other types of market participants, will be required to deposit margin with a value equal to 100% of the value of each CERF position at the time it is established. Interest paid on the collateral deposited as margin, net of expenses, will be reinvested by the Investing Pool or, at BAMI's discretion, distributed from time to time to shareholders. The Investing Pool's profit or loss on its CERF positions should correlate with increases and decreases in the value of the S&P GSCI™ Excess Return Index, although this correlation will not be exact. The interest on the collateral deposited by the Investing Pool as margin, together with the returns from the CERFs, is expected to result in a total return for the Investing Pool that corresponds generally, but is not identical to, the S&P GSCI™ Total Return Index. Differences between the returns of the Investing Pool and the S&P GSCI™ Total Return Index may be based on, among other factors, any differences between the return on the assets used by the Investing Pool to collateralize its CERF positions and the U.S. Treasury rate used to calculated the return component of the S&P GSCI™ Total Return Index, timing differences, differences between the portion of the Investing Pool's assets invested in CERFs and the portion of the return of the S&P GSCI™ Total Return Index contributed by the S&P GSCI™ Excess Return Index, and the payment of expenses and liabilities by the Investing Pool. The net asset value of the Commodity-Indexed Trust will reflect the performance of the Investing Pool, its sole investment.

BFA will invest all of the Investing Pool's assets in long positions in CERFs and post margin in the form of cash or short-term securities to collateralize the CERF positions. Any cash that the Investing Pool accepts as consideration from the Commodity-Indexed Trust for Investing Pool Interests will be used to purchase additional CERFs, in an amount that BFA determines will enable the Investing Pool to achieve investment results that correspond with the S&P GSCI™ Total Return Index, and to collateralize the CERFs. BFA will not engage in any activity designed to obtain a profit from, or to ameliorate losses caused by, changes in value of any of the commodities represented by the S&P GSCI™ or the positions or other assets held by the Investing Pool.

Disclaimer

The notes are not sponsored, endorsed, sold or promoted by BTC or BAMI. Neither BTC nor BAMI makes any representation or warranty to the owners of the notes or any member of the public regarding the advisability of investing in the notes. Neither BTC nor BAMI has any obligation or liability in connection with the operation, marketing, trading or sale of the notes.

The S&P GSCI™ Total Return Index

The S&P GSCI™ Total Return Index is published by Standard & Poor's, a division of The McGraw-Hill Companies ("S&P") and is determined, composed and calculated by S&P, without regard to the notes. S&P acquired the rights to the S&P GSCI™ Index (the "S&P GSCI™") and its related indices, including the S&P GSCI™ Total Return Index and the S&P GSCI™ Excess Return Index, from Goldman, Sachs & Co. in 2007. Goldman, Sachs & Co. established and began calculating the S&P GSCI™ in May 1991. The former name of the S&P GSCI™ was the Goldman Sachs Commodity Index, or GSCI®.

S&P publishes total return and excess return versions of the S&P GSCI™. The excess return version of the S&P GSCI™ is based on price levels of the futures contracts included in the S&P GSCI™ as well as the discount or premium obtained by 'rolling' hypothetical positions in such contracts forward as they approach delivery. The total return version of the S&P GSCI™ incorporates the returns of the excess return version, except that the total return version also reflects interest earned on hypothetical, fully collateralized contract positions on the included commodities.

The S&P GSCI™ is an index on a world production-weighted basket of principal non-financial commodities (*i.e.*, physical commodities) that satisfy specified criteria. The S&P GSCI™ is designed to be a measure of the performance over time of the markets for these commodities. The only commodities represented in the S&P GSCI™ are those physical commodities on which active and liquid contracts are traded on trading facilities in major industrialized countries. The commodities included in the S&P GSCI™ are weighted, on a production basis, to reflect the relative significance (in the view of S&P, in consultation with the Index Committee, as described below) of such commodities to the world economy. The fluctuations in the value of the S&P GSCI™ are intended generally to correlate with changes in the prices of such physical commodities in global markets. The S&P GSCI™ has been normalized such that its hypothetical level on January 2, 1970 was 100.

The S&P GSCI™ Total Return Index reflects the value of an investment in the S&P GSCI Excess Return Index together with a Treasury bill return.

Since the S&P GSCI™ Total Return Index is a total return version of the S&P GSCI™, the methodology for compiling the S&P GSCI™ relates as well to the methodology of compiling the S&P GSCI™ Indices.

The value of the S&P GSCI™ on any given day reflects:

- the price levels of the contracts included in the S&P GSCI™ (which represents the value of the S&P GSCI™), and
- the "contract daily return," which is the percentage change in the total dollar weight of the S&P GSCI™ from the previous day to the current day.

Set forth below is a summary of the methodology used to calculate the S&P GSCI™ and, accordingly, the S&P GSCI™ Total Return Index. Since the S&P GSCI™ is the parent index of the S&P GSCI™ Total Return Index, the methodology for compiling the S&P GSCI™ relates as well to the methodology of compiling the S&P GSCI™ Total Return Index. S&P makes the official calculations of the S&P GSCI™ and the S&P GSCI™ Total Return Index.

The Index Committee and the Index Advisory Panel

S&P has established an index committee (the "Index Committee") to oversee the daily management and operations of the S&P GSCI™, and is responsible for all analytical methods and calculation of the indices. The Index Committee is comprised of five full-time professional members of Standard & Poor's staff. At each meeting, the Index Committee reviews any issues that may affect index constituents, statistics comparing the composition of the indices to the market, commodities that are being considered as candidates for an addition to an index, and any significant market events. In addition, the Index Committee may revise index policy covering rules for selecting commodities or other matters.

S&P considers information about changes to its indices and related matters to be potentially market-moving and material. Therefore, all Index Committee discussions are confidential.

S&P has established an index advisory panel (the "Advisory Panel") to assist it in connection with the operation of the S&P GSCI™. The Advisory Panel meets on an annual basis and at other times at the request of the Index Committee. The principal purpose of the Advisory Panel is to advise S&P with respect to, among other things, the calculation of the S&P GSCI™, the effectiveness of the S&P GSCI™ as a measure of commodity futures market performance and the need for changes in the composition or in the methodology of the S&P GSCI™. The Advisory Panel acts solely in an advisory and consultative capacity; the Index Committee makes all decisions with respect to the composition, calculation and operation of the S&P GSCI™.

Composition of the S&P GSCI™

In order to be included in the S&P GSCI™, a contract must satisfy the following eligibility criteria:

- The contract must be in respect of a physical commodity and not a financial commodity;

- The contract must:

  - have a specified expiration or term or provide in some other manner for delivery or settlement at a specified time, or within a specified period, in the future; and

  - at any given point in time, be available for trading at least five months prior to its expiration or such other date or time period specified for delivery or settlement.

- The contract must be traded on a trading facility that allows market participants to execute spread transactions, through a single order entry, between the pairs of contract expirations included in the S&P GSCI™ that, at any given point in time, will be involved in the rolls to be effected in the next three roll periods (defined below).

The commodity must be the subject of a contract that:

- is denominated in U.S. dollars; and

- is traded on or through an exchange, facility or other platform (referred to as a "trading facility") that has its principal place of business or operations in a country that is a member of the Organization for Economic Cooperation and Development and that:

  - makes price quotations generally available to its members or participants (and to S&P) in a manner and with a frequency that is sufficient to provide reasonably reliable indications of the level of the relevant market at any given point in time;

  - makes reliable trading volume information available to S&P with at least the frequency required by S&P to make the monthly determinations;

  - accepts bids and offers from multiple participants or price providers; and

  - is accessible by a sufficiently broad range of participants.

With respect to inclusion on each sub-index of the S&P GSCI™, a contract must be in respect to the physical commodity that is described by that specific index.

The price of the relevant contract that is used as a reference or benchmark by market participants (referred to as the "daily contract reference price") generally must have been available on a continuous basis for at least two years prior to the proposed date of inclusion in the S&P GSCI™. In appropriate circumstances, however, S&P, in consultation with the Index Committee, may determine that a shorter time period is sufficient or that historical daily contract reference prices for such contract may be derived from daily contract reference prices for a similar or related contract. The daily contract reference price may be (but is not required to be) the settlement price or other similar price published by the relevant trading facility for purposes of margining transactions or for other purposes.

At and after the time a contract is included in the S&P GSCI™, the daily contract reference price for such contract must be published between 10:00 a.m. and 4:00 p.m., New York City time, on each business day relating to such contract by the trading facility on or through which it is traded and must generally be available to all members of, or participants in, such facility (and to S&P) on the same day from the trading facility or through a recognized third-party data vendor. Such publication must include, at all times, daily contract reference prices for at least one expiration or settlement date that is five months or more from the date the determination is made, as well as for all expiration or settlement dates during such five-month period.

For a contract to be eligible for inclusion in the S&P GSCI™, volume data with respect to such contract must be available for at least the three months immediately preceding the date on which the determination is made. The following eligibility criteria apply:

- A contract that is not included in the S&P GSCI™ at the time of determination and that is based on a commodity that is not represented in the S&P GSCI™ at such time must, in order to be added to the S&P GSCI™ at such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least U.S. $15 billion. The total dollar value traded is the dollar value of the total quantity of the commodity underlying transactions in the relevant contract over the period for which the calculation is made, based on the average of the daily contract reference prices on the last day of each month during the period.

- A contract that is already included in the S&P GSCI™ at the time of determination and that is the only contract on the relevant commodity included in the S&P GSCI™ must, in order to continue to be included in the S&P GSCI™ after such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least U.S. $5 billion and at least U.S. $10 billion during at least one of the three most recent annual periods used in making the determination.

- A contract that is not included in the S&P GSCI™ at the time of determination and that is based on a commodity on which there are one or more contracts already included in the S&P GSCI™ at such time must, in order to be added to the S&P GSCI™ at such time, have a total dollar value traded, over the relevant period, as the case may be and annualized of at least U.S. $30 billion.

- A contract that is already included in the S&P GSCI™ at the time of determination and that is based on a commodity on which there are one or more contracts already included in the S&P GSCI™ at such time must, in order to continue to be included in the S&P GSCI™ after such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least U.S. $10 billion and at least U.S. $20 billion during at least one of the three most recent annual periods used in making the determination.

In addition:

- A contract that is already included in the S&P GSCI™ at the time of determination must, in order to continue to be included after such time, have a reference percentage dollar weight of at least 0.10%. The reference percentage dollar weight of a contract is determined by multiplying the CPW (defined below) of a contract by the average of its daily contract reference prices on the last day of each month during the relevant period. These amounts are summed for all contracts included in the S&P GSCI™ and each contract's percentage of the total is then determined.

- A contract that is not included in the S&P GSCI™ at the time of determination must, in order to be added to the S&P GSCI™ at such time, have a reference percentage dollar weight of at least 1.00%.

- In the event that two or more contracts on the same commodity satisfy the eligibility criteria, such contracts will be included in the S&P GSCI™ in the order of their respective total quantity traded during the relevant period (determined as the total quantity of the commodity underlying transactions in the relevant contract), with the contract having the highest total quantity traded being included first, provided that no further contracts will be included if such inclusion would result in the portion of the S&P GSCI™ attributable to such commodity exceeding a particular level.

- If additional contracts could be included with respect to several commodities at the same time, that procedure is first applied with respect to the commodity that has the smallest portion of the S&P GSCI™ attributable to it at the time of determination. Subject to the other eligibility criteria relating to the composition of the S&P GSCI™, the contract with the highest total quantity traded on such commodity will be included. Before any additional contracts on the same commodity or on any other commodity are included, the portion of the S&P GSCI™ attributable to all commodities is recalculated. The selection procedure described above is then repeated with respect to the contracts on the commodity that then has the smallest portion of the S&P GSCI™ attributable to it.

The contracts currently included in the S&P GSCI™ are all futures contracts traded on the New York Mercantile Exchange, Inc. ("NYMEX"), ICE Futures Europe ("ICE-UK"), ICE Futures U.S. ("ICE-US"), the Chicago Mercantile Exchange ("CME"), the Chicago Board of Trade ("CBOT"), the Kansas City Board of Trade ("KBT"), the Commodities Exchange Inc. ("CMX") and the London Metal Exchange ("LME").

The quantity of each of the contracts included in the S&P GSCI™ is determined on the basis of a five-year average (referred to as the "world production average") of the production quantity of the underlying commodity as published by the United Nations Statistical Yearbook, the Industrial Commodity Statistics Yearbook and other official sources. However, if a commodity is primarily a regional commodity, based on its production, use, pricing, transportation or other factors, S&P, in consultation with its advisory committee, may calculate the weight of such commodity based on regional, rather than world, production data. At present, natural gas is the only commodity the weight of which is calculated on the basis of regional production data, with the relevant region being North America.

The five-year moving average is updated annually for each commodity included in the S&P GSCI™, based on the most recent five-year period (ending approximately two years prior to the date of calculation and moving backwards) for which complete data for all commodities is available. The contract production weights (the "CPWs") used in calculating the S&P GSCI™ are derived from world or regional production averages, as applicable, of the relevant commodities, and are calculated based on the total quantity traded for the relevant contract and the world or regional production average, as applicable, of the underlying commodity. However, if the volume of trading in the relevant contract, as a multiple of the production levels of the commodity, is below specified thresholds, the CPW of the contract is reduced until the threshold is satisfied. This is designed to ensure that trading in each such contract is sufficiently liquid relative to the production of the commodity.

In addition, S&P performs this calculation on a monthly basis and, if the multiple of any contract is below the prescribed threshold, the composition of the S&P GSCI™ is reevaluated, based on the criteria and weighting procedure described above. This procedure is undertaken to allow the S&P GSCI™ to shift from contracts that have lost substantial liquidity into more liquid contracts, during the course of a given year. As a result, it is possible that the composition or weighting of the S&P GSCI™ will change on one or more of these monthly evaluation dates. In addition, regardless of whether any changes have occurred during the year, S&P reevaluates the composition of the S&P GSCI™, in consultation with the Index Committee, at the conclusion of each year, based on the above criteria. Other commodities that satisfy such criteria, if any, will be added to the S&P GSCI™. Commodities included in the S&P GSCI™ that no longer satisfy such criteria, if any, will be deleted.

S&P, in consultation with the Index Committee, also determines whether modifications in the selection criteria or the methodology for determining the composition and weights of and for calculating the S&P GSCI™ are necessary or appropriate in order to assure that the S&P GSCI™ represents a measure of commodity market performance. S&P has the discretion to make any such modifications, in consultation with the Index Committee.

Contract Expirations

Because the S&P GSCI™ comprises actively traded contracts with scheduled expirations, it can only be calculated by reference to the prices of contracts for specified expiration, delivery or settlement periods, referred to as "contract expirations." The contract expirations included in the S&P GSCI™ for each commodity during a given year are designated by S&P, in consultation with the Index Committee, provided that each such contract must be an "active contract." An "active contract" for this purpose is a liquid, actively traded contract expiration, as defined or identified by the relevant trading facility or, if no such definition or identification is provided by the relevant trading facility, as defined by standard custom and practice in the industry.

If a trading facility deletes one or more contract expirations, the S&P GSCI™ will be calculated during the remainder of the year in which such deletion occurs on the basis of the remaining contract expirations designated by S&P. If a trading facility ceases trading in all contract expirations relating to a particular contract, S&P may designate a replacement contract on the commodity. The replacement contract must satisfy the eligibility criteria for inclusion in the S&P GSCI™. To the extent practicable, the replacement will be effected during the next monthly review of the composition of the S&P GSCI™. If that timing is not practicable, S&P will determine the date of the replacement and will consider a number of factors, including the differences between the existing contract and the replacement contract with respect to contractual specifications and contract expirations.

Value of the S&P GSCI™

The value of the S&P GSCI™ on any given day is equal to the total dollar weight of the S&P GSCI™ divided by a normalizing constant that assures the continuity of the S&P GSCI™ over time. The total dollar weight of the S&P GSCI™ is the sum of the dollar weight of each of the underlying commodities.

The dollar weight of each such commodity on any given day is equal to:

- the "daily contract reference price" (discussed below),
- multiplied by the appropriate CPWs, and
- during a roll period, the appropriate "roll weights" (discussed below).

The daily contract reference price used in calculating the dollar weight of each commodity on any given day is the most recent daily contract reference price made available by the relevant trading facility, except that the daily contract reference price for the most recent prior day will be used if the exchange is closed or otherwise fails to publish a daily contract reference price on that day. In addition, if the trading facility fails to make a daily contract reference price available or publishes a daily contract reference price that, in the reasonable judgment of S&P, reflects manifest error, the relevant calculation will be delayed until the price is made available or corrected; provided, that, if the price is not made available or corrected by 4:00 p.m., New York City time, S&P may, if it deems such action to be appropriate under the circumstances, determine the appropriate daily contract reference price for the applicable futures contract in its reasonable judgment for purposes of the relevant S&P GSCI™ calculation.

Contract Daily Return

The contract daily return on any given day is equal to the sum, for each of the commodities included in the S&P GSCI™, of the applicable daily contract reference price on the relevant contract multiplied by the appropriate CPW and the appropriate "roll weight," divided by the total dollar weight of the S&P GSCI™ on the preceding day, minus one.

The "roll weight" of each commodity reflects the fact that the positions in contracts must be liquidated or rolled forward into more distant contract expirations as they approach expiration. If actual positions in the relevant markets were rolled forward, the roll would likely need to take place over a period of days. Since the S&P GSCI™ is designed to replicate the performance of actual investments in the underlying contracts, the rolling process incorporated in the S&P GSCI™ also takes place over a period of days at the beginning of each month (referred to as the "roll period"). On each day of the roll period, the "roll weights" of the first nearby contract expiration on a particular commodity and the more distant contract expiration into which it is rolled are adjusted, so that the hypothetical position in the contract on the commodity that is included in the S&P GSCI™ is gradually shifted from the first nearby contract expiration to the more distant contract expiration.

If on any day during a roll period any of the following conditions exists, the portion of the roll that would have taken place on that day is deferred until the next day on which such conditions do not exist:

- no daily contract reference price is available for a given contract expiration;

- any such price represents the maximum or minimum price for such contract month, based on exchange price limits (referred to as a "Limit Price");

- the daily contract reference price published by the relevant trading facility reflects manifest error, or such price is not published by 4:00 p.m., New York City time. In that event, S&P may, but is not required to, determine a daily contract reference price and complete the relevant portion of the roll based on such price; *provided, that*, if the trading facility publishes a price before the opening of trading on the next day, S&P will revise the portion of the roll accordingly; or

- trading in the relevant contract terminates prior to its scheduled closing time.

If any of these conditions exist throughout the roll period, the roll with respect to the affected contract will be effected in its entirety on the next day on which such conditions no longer exist.

Calculation of the S&P GSCI™ Total Return Index

Contract Daily Return

Whereas the S&P GSCI™ is based on price levels of the contracts it comprises, the S&P GSCI™ Total Return Index depends for its calculation on the contract daily return. The contract daily return on any given day is equal to the sum, for each of the commodities included in the S&P GSCI™, of the applicable daily contract reference price on the relevant contract multiplied by the appropriate CPW and the appropriate roll weight, divided by the total dollar weight of the S&P GSCI™ on the preceding day, minus one.

Value of the S&P GSCI™ Total Return Index

The S&P GSCI™ Total Return Index incorporates the returns of the S&P GSCI™, the discount or premium obtained by rolling hypothetical positions in those contracts forward as they approach delivery and the interest earned on hypothetical fully collateralized contract positions on the commodities included in the S&P GSCI™.

The value of the S&P GSCI™ Total Return Index on any day on which the S&P GSCI™ is calculated (an "S&P GSCI™ Business Day") is equal to the product of (l) the value of the S&P GSCI™ Total Return Index on the immediately preceding S&P GSCI™ Business Day multiplied by (2) one plus the sum of the contract daily return and the Treasury Bill return on the S&P GSCI™ Business Day on which the calculation is made multiplied by (3) one plus the Treasury Bill return for each non-S&P GSCI™ Business Day since the immediately preceding S&P GSCI™ Business Day. The Treasury Bill return is the return on a hypothetical investment in the S&P GSCI™ at a rate equal to the interest rate on a specified U.S. Treasury Bill.

The initial value of the S&P GSCI™ Total Return Index was normalized such that its hypothetical level on January 2, 1970 was 100.

Information

All information contained herein relating to the S&P GSCI™ and the S&P GSCI™ Total Return Index, including their make-up, method of calculation, changes in their components and historical performance, has been derived from publicly available information.

The information contained herein with respect to each of the S&P GSCI™ Indices and the S&P GSCI™ Total Return Index reflects the policies of, and is subject to change by, S&P.

Current information regarding the market value of the S&P GSCI™ Indices is available from S&P and from numerous public information sources. We make no representation that the publicly available information about the S&P GSCI™ Indices is accurate or complete.

The Commodity Futures Markets

Contracts on physical commodities are traded on regulated futures exchanges, in the over the counter market and on various types of physical and electronic trading facilities and markets. As of the date of this product supplement, all of the contracts included in the S&P GSCI™ Total Return Index are exchange-traded futures contracts. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. A futures contract on an index of commodities typically provides for the payment and receipt of a cash settlement based on the value of such commodities. A futures contract provides for a specified settlement month in which the commodity or financial instrument is to be delivered by the seller (whose position is described as "short") and acquired by the purchaser (whose position is described as "long") or in which the cash settlement amount is to be made.

There is no purchase price paid or received on the purchase or sale of a futures contract. Instead, an amount of cash or cash equivalents must be deposited with the broker as "initial margin." This amount varies based on the requirements imposed by the exchange clearing houses, but may be as low as 5% or less of the value of the contract. This margin deposit provides collateral for the obligations of the parties to the futures contract.

By depositing margin in the most advantageous form (which may vary depending on the exchange, clearing house or broker involved), a market participant may be able to earn interest on its margin funds, thereby increasing the potential total return that may be realized from an investment in futures contracts. The market participant normally makes to, and receives from, the broker subsequent payments on a daily basis as the price of the futures contract fluctuates. These payments are called "variation margin" and make the existing positions in the futures contract more or less valuable, a process known as "marking to market."

Futures contracts are traded on organized exchanges, known as "contract markets" in the United States, through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house. The clearing house guarantees the performance of each clearing member which is a party to the futures contract by, in effect, taking the opposite side of the transaction. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the trade obtained the position. This operates to terminate the position and fix the trader's profit or loss.

U.S. contract markets, as well as brokers and market participants, are subject to regulation by the Commodity Futures Trading Commission. Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities. However, the structure and nature of trading on non U.S. exchanges may differ from the foregoing description. From its inception to the present, the S&P GSCI™ Total Return Index has been composed exclusively of futures contracts traded on regulated exchanges.

BACKGROUND ON THE SPDR® GOLD TRUST

We have derived all information contained in this product supplement regarding the SPDR® Gold Trust (the "Gold Trust"), including, without limitation, its structure, the creation and redemption of its shares and their valuation, from publicly available information. Such information reflects the policies of, and is subject to change by, the Gold Trust and World Gold Trust Services, LLC, the sponsor of the Gold Trust. BNY Mellon Asset Servicing, a division of The Bank of New York Mellon, is the trustee of the Gold Trust, and HSBC Bank USA, N.A. is the custodian of the Gold Trust. The Gold Trust is an investment trust, formed on November 12, 2004. The Gold Trust trades under the ticker symbol "GLD" on the NYSE Arca, Inc. ("NYSE Arca"). We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

Information provided to or filed with the Securities and Exchange Commission (the "SEC") by the Gold Trust pursuant to the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, can be located by reference to SEC file numbers 333-153150 and 001-32356, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding the Gold Trust, please see the Gold Trust's prospectus, dated May 27, 2010. In addition, information about the Gold Trust may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the public website of the Gold Trust maintained by the sponsor at http://www.spdrgoldshares.com. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the SPDR® Gold Trust website is not incorporated by reference in, and should not be considered a part of, this product supplement or any terms supplement.

Investment Objective and Strategy

The investment objective of the Gold Trust is to reflect the performance of the price of gold bullion, less the Gold Trust's expenses. The Gold Trust holds gold bars. The Gold Trust issues shares in exchange for deposits of gold and distributes gold in connection with the redemption of shares. The shares of the Gold Trust are intended to offer investors an opportunity to participate in the gold market through an investment in securities. The ownership of the shares of the Gold Trust is intended to overcome certain barriers to entry in the gold market, such as the logistics of buying, storing and insuring gold.

The shares of the Gold Trust represent units of fractional undivided beneficial interest in and ownership of the Gold Trust, the primary asset of which is allocated (or secured) gold. The Gold Trust is not managed like a corporation or an active investment vehicle. The gold held by the Gold Trust will only be sold: (1) on an as-needed basis to pay the Gold Trust's expenses, (2) in the event the Gold Trust terminates and liquidates its assets, or (3) as otherwise required by law or regulation.

The Gold Trust's assets only consist of allocated gold bullion, gold credited to an unallocated gold account, gold receivable when recorded (representing gold covered by contractually binding orders for the creation of shares where the gold has not yet been transferred to the Gold Trust's account) and, from time to time, cash, which will be used to pay expenses.

Creation and Redemption

The Gold Trust creates and redeems the shares of the Gold Trust ("Shares") from time to time, but only in one or more baskets (a "Basket" equals a block of 100,000 Shares). The creation and redemption of Baskets requires the delivery to the Gold Trust or the distribution by the Gold Trust of the amount of gold and any cash represented by the Baskets being created or redeemed, the amount of which is based on the combined net asset value of the number of Shares included in the Baskets being created or redeemed. The initial amount of gold required for deposit with the Gold Trust to create Shares for the period from the formation of the Gold Trust to the first day of trading of the Shares on the NYSE was 10,000 ounces per Basket. The number of ounces of gold required to create a Basket or to be delivered upon the redemption of a Basket gradually decreases over time, due to the accrual of the Gold Trust's expenses and the sale of the Gold Trust's gold to pay the Gold Trust's expenses. Baskets may be created or redeemed only by authorized participants, who pay a transaction fee for each order to create or redeem Baskets and may sell the Shares included in the Baskets they create to other investors.

Valuation of Gold; Computation of Net Asset Value

The Net Asset Value ("NAV") of the Gold Trust is the aggregate value of the Gold Trust's assets less its liabilities (which include estimated accrued but unpaid fees and expenses). In determining the NAV of the Gold Trust, the trustee values the gold held by the Gold Trust on the basis of the price of an ounce of gold as set by the afternoon session of the twice daily fix of the price of an ounce of gold which starts at 3:00 PM London, England time and is performed by the five members of the London gold fix. Once the value of the gold has been determined, the trustee subtracts all estimated accrued but unpaid fees (other than the fees accruing for the evaluation day which are computed by reference to the ANAV of the Gold Trust or the custody fees accruing for the evaluation day which are based on the value of the gold held by the Gold Trust), expenses and other liabilities of the Gold Trust from the total value of the gold and all other assets of the Gold Trust (other than any amounts credited to the Gold Trust's reserve account, if established). The resulting figure is the "ANAV" of the Gold Trust. The ANAV of the Gold Trust is used to compute the fees of the sponsor, the trustee and the marketing agent. To determine the Gold Trust's NAV, the trustee subtracts the amount of estimated accrued but unpaid fees accruing for the evaluation day which are computed by reference to the ANAV of the Gold Trust and to the value of the gold held by the Gold Trust from the ANAV of the Gold Trust. The resulting figure is the NAV of the Gold Trust. The trustee also determines the NAV per Share by dividing the NAV of the Gold Trust by the number of the Shares outstanding as of the close of trading on NYSE Arca (which includes the net number of any Shares created or redeemed on such evaluation day). The trustee determines the NAV of the Gold Trust on each day the NYSE Arca is open for regular trading, at the earlier of the London PM Fix for the day or 12:00 PM New York time. If no London PM Fix is made on a particular evaluation day or if the London PM Fix has not been announced by 12:00 PM New York time on a particular evaluation day, the next most recent London gold price fix (AM or PM) is used in the determination of the NAV of the Gold Trust, unless the trustee, in consultation with the sponsor, determines that such price is inappropriate to use as the basis for such determination. The trustee also determines the NAV per Share, which equals the NAV of the Gold Trust, divided by the number of outstanding Shares. As of February 19, 2010, the NAV per Share of the Gold Trust was $108.98.

Termination of the SPDR® Gold Trust

The sponsor may, and it is anticipated that the sponsor will, direct the trustee to terminate and liquidate the Gold Trust at any time after the first anniversary of the Gold Trust's formation when the NAV of the Gold Trust is less than $350 million (as adjusted for inflation). The sponsor may also direct the trustee to terminate the Gold Trust if the Commodity Futures Trading Commission, or the CFTC, determines that the Gold Trust is a commodity pool under the Commodity Exchange Act of 1936, as amended, or the CEA. The trustee may also terminate the Gold Trust upon the agreement of shareholders owning at least 66⅔% of the outstanding Shares.

The trustee will terminate and liquidate the Gold Trust if any of the following events occur:

- The Depository Trust Company, the securities depository for the Shares, is unwilling or unable to perform its functions under the Gold Trust indenture and no suitable replacement is available;

- The Shares are de-listed from the NYSE Arca and are not listed for trading on another U.S. national securities exchange or through the NASDAQ Stock Market within five business days from the date the Shares are de-listed;

- The NAV of the Gold Trust remains less than $50 million for a period of 50 consecutive business days;

- The sponsor resigns or is unable to perform its duties or becomes bankrupt or insolvent and the trustee has not appointed a successor and has not itself agreed to act as sponsor;

- The trustee resigns or is removed and no successor trustee is appointed within 60 days;

- The custodian resigns and no successor custodian is appointed within 60 days;

- The sale of all of the Gold Trust's assets;

- The Gold Trust fails to qualify for treatment, or ceases to be treated, for US federal income tax purposes, as a grantor trust; or

- The maximum period for which the Gold Trust is allowed to exist under New York law ends.

Upon the termination of the Gold Trust, the trustee will, within a reasonable time after the termination of the Gold Trust, sell the Gold Trust's gold bars and, after paying or making provision for the Gold Trust's liabilities, distribute the proceeds to the shareholders.

Disclaimer

The Shares of the Gold Trust are neither interests in nor obligations of the sponsor, the trustee or State Street Global Markets, LLC, as the marketing agent. The notes are not sponsored, endorsed, sold, or promoted by the sponsor, the trustee or the marketing agent. The sponsor, the trustee and the marketing agent make no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. None of the sponsor, the trustee or the marketing agent has any obligation or liability in connection with the operation, marketing, trading or sale of the notes.

Gold

The price of gold is primarily affected by the global demand for and supply of gold. The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors such as the structure of and confidence in the global monetary system, expectations regarding the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is usually quoted), interest rates, gold borrowing and lending rates and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may be affected by industry factors such as industrial and jewelry demand as well as lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions that hold gold. Additionally, gold prices may be affected by levels of gold production, production costs and short-term changes in supply and demand due to trading activities in the gold market.

BACKGROUND ON THE iSHARES® BARCLAYS TIPS BOND FUND

We have derived all information contained in this product supplement regarding the iShares® Barclays TIPS Bond Fund (the "TIPS Fund"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares®, Inc. ("iShares®"), iShares® Trust, BlackRock Institutional Trust Company, N.A. ("BTC") and BlackRock Fund Advisors ("BFA"). BFA is currently the investment advisor to the TIPS Fund and is a wholly owned subsidiary of BTC, which in turn is a wholly owned subsidiary of BlackRock, Inc. The TIPS Fund is an exchange-traded fund ("ETF") that trades on the NYSE Arca, Inc. ("NYSE Arca") under the ticker symbol "TIP." We make no representation or warranty as to the accuracy or completeness of the information derived from these public sources.

iShares® Trust is a registered investment company that consists of numerous separate investment portfolios, including the TIPS Fund. Information provided to or filed with the SEC by iShares® Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-92935 and 811-09729, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding iShares® Trust, BFA and the TIPS Fund, please see the prospectus dated July 1, 2010 for the TIPS Fund. In addition, information about the TIPS Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® website. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this product supplement or any terms supplement.

Investment Objective and Strategy

The TIPS Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Barclays Capital U.S. Treasury Inflation Protected Securities (TIPS) Index (Series-L) (the "Barclays TIPS Index"). Inflation-protected public obligations of the U.S. Treasury, commonly known as "TIPS," are securities issued by the U.S. Treasury that are designed to provide inflation protection to investors. TIPS are income-generating instruments the interest and principal payments of which are adjusted for inflation — a sustained increase in prices that erodes the purchasing power of money. The inflation adjustment, which is typically applied monthly to the principal of the bond, follows a designated inflation index, such as the consumer price index. A fixed coupon rate is applied to the inflation-adjusted principal so that as inflation rises, both the principal value and the interest payments increase. This can provide investors with a hedge against inflation, as it helps preserve the purchasing power of an investment. Because of this inflation adjustment feature, inflation-protected bonds typically have lower yields than conventional fixed-rate bonds.

BFA uses a "passive" or indexing approach to try to achieve the investment objective of the TIPS Fund. The TIPS Fund does not try to "beat" the index it tracks and does not seek temporary defensive positions when markets decline or appear overvalued. The TIPS Fund uses a representative sampling indexing strategy (as described below under "— "Representative Sampling") to try to track the Barclays TIPS Index.

The TIPS Fund may or may not hold all of the securities in the Barclays TIPS Index. The TIPS Fund generally invests at least 90% of its assets in the bonds included in the Barclays TIPS Index and at least 95% of its assets in U.S. government bonds. The TIPS Fund may invest up to 10% of its assets in U.S. government bonds not included in the Barclays TIPS Index, but which BFA believes will help the TIPS Fund track the Barclays TIPS Index. The TIPS Fund also may invest up to 5% of its assets in repurchase agreements collateralized by U.S. government obligations and in cash and cash equivalents, including shares of money market funds advised by BFA.

Representative Sampling

Representative sampling involves investing in a representative sample of securities that collectively has an investment profile similar to the Barclays TIPS Index. The securities selected are expected to have, in the aggregate, investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, duration, maturity or credit ratings and yield) and liquidity measures similar to those of the Barclays TIPS Index.

Correlation

The Barclays TIPS Index is a theoretical financial calculation, while the TIPS Fund is an actual investment portfolio. The performance of the TIPS Fund and the Barclays TIPS Index may vary due to transaction costs, non-U.S. currency valuation, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between the TIPS Fund's portfolio and the Barclays TIPS Index resulting from legal restrictions (such as diversification requirements) that apply to the TIPS Fund but not to the Barclays TIPS Index or to the use of representative sampling. "Tracking error" is the difference between the performance (return) of the TIPS Fund's portfolio and that of the Barclays TIPS Index. BFA expects that, over time, the TIPS Fund's tracking error will not exceed 5%. Because the TIPS Fund uses a representative sampling indexing strategy, it can be expected to have a larger tracking error than if it used a replication indexing strategy. "Replication" is an indexing strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

Concentration Policy

The TIPS Fund will concentrate its investments (*i.e.*, hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the Barclays TIPS Index is concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities), repurchase agreements collateralized by U.S. government securities and securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry.

Holdings Information

The holding information for the TIPS Fund is updated on a daily basis. As of January 18, 2011, 98.55% of the TIPS Fund's holdings consisted of bonds, 0.61% consisted of cash and 0.85% was in other assets, including dividends booked but not yet received. The following tables summarize the top 10 holdings of the TIPS Fund as of such date.

Top 10 Holdings as of January 18, 2011

Security	Percentage of Total Holdings
U.S. Treasury (CPI) Note, 01/15/2025, 2.38%	5.35%
U.S. Treasury (CPI) Note, 04/15/2029, 3.88%	4.90%
U.S. Treasury (CPI) Note, 07/15/2012, 3.00%	4.69%
U.S. Treasury (CPI) Note, 01/15/2014, 2.00%	4.60%
U.S. Treasury (CPI) Note, 07/15/2013, 1.88%	4.43%
U.S. Treasury (CPI) Note, 04/15/2028, 3.62%	4.16%
U.S. Treasury (CPI) Note, 07/15/2014, 2.00%	4.10%
U.S. Treasury (CPI) Note, 01/15/2015, 1.62%	3.99%
U.S. Treasury (CPI) Note, 01/15/2020, 1.38%	3.93%
U.S. Treasury (CPI) Note, 07/15/2016, 2.50%	3.67%

The information above was compiled from the iShares® website. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this product supplement or any terms supplement.

Disclaimer

The notes are not sponsored, endorsed, sold or promoted by BTC. BTC makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. BTC has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

The Barclays Capital U.S. Treasury Inflation Protected Securities (TIPS) Index (Series-L)

We have derived all information contained in this product supplement regarding the Barclays TIPS Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Barclays Capital Inc. ("BCI"). We make no representation or warranty as to the accuracy or completeness of such information. The Barclays TIPS Index is a bond index calculated, published and disseminated by BCI. BCI is under no obligation to continue to publish, and may discontinue publication of, the Barclays TIPS Index.

The Barclays Capital U.S. Treasury Inflation Protected Securities (TIPS) Index (Series-L) measures the performance of inflation-protected securities issued by the U.S. Treasury known as "TIPS." The Barclays Capital U.S. Treasury Inflation Protected Securities (TIPS) Index (Series-L) is market capitalization weighted, includes all publicly issued U.S. inflation-protected securities that meet the criteria for inclusion and is rebalanced once a month on the last calendar day of the month. TIPS are indexed to the non-seasonally adjusted Consumer Price Index for All Urban Consumers, or the CPI-U.

Eligibility Criteria

In order to be eligible for inclusion in the Barclays Capital U.S. Treasury Inflation Protected Securities (TIPS) Index (Series-L), securities must have $250 million or more of outstanding face value. U.S. Treasuries held in the Federal Reserve SOMA account (both purchases at issuance and net secondary market transactions) are deducted from the total amount outstanding. Any issuance bought at auction by the Federal Reserve does not enter the Barclays Capital U.S. Treasury Inflation Protected Securities (TIPS) Index (Series-L). Net secondary market purchases and sales are adjusted at each month-end with a one-month lag.

The U.S. inflation-protected securities included in the Barclays Capital U.S. Treasury Inflation Protected Securities (TIPS) Index (Series-L) must be rated investment grade (Baa3/BBB-/BBB-) or higher using the middle rating of Moody's, S&P and Fitch after dropping the highest and lowest available ratings. When a rating from only two agencies is available, the lower is used. When a rating from only one agency is available, that is used to determine index eligibility.

Securities must have a remaining maturity of at least one year, regardless of optionality. Securities with a coupon that converts from fixed to floating rate must have at least one year until the conversion date.

Principal and coupons must be denominated in U.S. dollars. Coupons must be fixed rate, step-up coupons or coupons that change according to a predetermined schedule.

The securities must be SEC-registered securities, bonds exempt from registration at the time of issuance or Rule 144A securities with registration rights. Public obligations of the U.S. Treasury and inflation-protected securities are eligible for inclusion in the Barclays Capital U.S. Treasury Inflation Protected Securities (TIPS) Index (Series-L). State and local government series bonds, STRIPS, T-bills and bellwethers are excluded from the Barclays Capital U.S. Treasury Inflation Protected Securities (TIPS) Index (Series-L).

Rebalancing

The compositions of the "returns universe" is rebalanced at each month-end and represents the fixed set of bonds on which index returns are calculated for the ensuing month. The "statistics universe" is a forward-looking version that changes daily to reflect issues dropping out and entering the index, but is not used for return calculation. On the last business day of the month (the "rebalancing date"), the composition of the latest statistics universe becomes the returns universe for the following month.

During the month, indicative changes to securities (*e.g.*, credit rating changes, sector reclassification, amount outstanding changes, corporate actions, ticker changes) are reflected in both the statistic universe and returns universe of the index on a daily basis. These changes may cause bonds to enter or fall out of the statistics universe of the index on a daily basis, but will affect the composition of the returns universe only at month-end, when the index is rebalanced.

Intra-month cash flows from interest and principal payments contribute to monthly index returns, but are not reinvested at any short-term reinvestment rate in between rebalance dates to earn an incremental return. However, after the rebalancing, cash is effectively reinvested into the returns universe for the following month, so that index results over two or more months reflect monthly compounding.

Qualifying securities issued but not necessarily settled on or before the month-end rebalancing date qualify for inclusion in the following month's index if required security reference information and pricing are readily available.

Index Calculation

The Barclays Capital U.S. Treasury Inflation Protected Securities (TIPS) Index (Series-L) is priced by Barclays Capital market makers on a daily basis on 3 p.m. New York time. Bonds in the index are priced on the mid side. The primary price for each security is analyzed and compared with other third-party pricing sources through statistical routines and scrutiny by the research staff. Significant discrepancies are researched and corrected, as necessary.

 The amount outstanding reported for TIPS is equal to the notional par value of each TIP security available for purchase by the public as reported by the U.S. Treasury in the Quarterly Treasury Bulletin. This number is then adjusted (divided) by the compounded rate of inflation since the date of issue. The number is updated quarterly, at the end of a month that the Quarterly Treasury Bulletin is released.

When a new TIPS is issued or an existing issue is reopened, the full uninflated par amount outstanding enters the index for returns purposes on the first day of the following month. Only when the next published Quarterly Treasury Bulletin includes the new issuance or reopening will this amount be adjusted to reflect the amount outstanding net of holds by the U.S. Treasury.

BACKGROUND ON THE JPMORGAN CASH INDEX USD 3 MONTH

We have derived all information contained in this product supplement regarding the JPMorgan Cash Index USD 3 Month ("JPM Cash Index"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information and information supplied by J.P. Morgan Securities LLC ("JPMS"). Such information reflects the policies of, and is subject to change by, JPMS. We make no representation or warranty as to the accuracy or completeness of such information. The JPM Cash Index was developed by JPMS and is calculated, maintained and published by JPMS. JPMS has no obligation to continue to publish, and may discontinue the publication of, the JPM Cash Index.

The JPM Cash Index is reported by Bloomberg L.P. under the ticker symbol "JPCAUS3M."

The JPM Cash Index measures the total return performance of constant maturity euro-currency deposits from rolling over a euro-currency deposit every business day. The JPM Cash Index is calculated daily for three-month deposits for the United States. The JPM Cash Index has been constructed from December 31, 1985 using daily data. From September 1, 1990 forward, the JPM Cash Index has used quotes for the LIBOR rates for the United States from the British Bankers Association (see Reuters page LIBOR01). To calculate 3-month LIBOR, the BBA collects U.S. Dollar offered rates for deposits in the London interbank market with maturities of 3 months at 11:00 a.m., London time on each London business day from 16 designated banks. The top quartile and bottom quartile market quotes are disregarded and the middle two quartiles are averaged: the resulting "spot fixing" is the BBA 3-month LIBOR rate for that business day.

The returns to euro-currency deposits are highly correlated with the returns to domestic money market instruments because the two markets are well arbitraged. Therefore, the euro-currency indices are representative of the domestic money markets returns.

JPMS only includes deposits with standard maturities because other quotes are typically a linear interpolation between two standard maturity deposits. Therefore, adding deposits with non-standard maturities offers no additional information.

The JPM Cash Index has a relatively constant maturity. The JPM Cash Index assumes JPMS rolls over the corresponding deposit every business day. The maturity or duration of the JPM Cash Index is always equal to the term of the deposit; the actual number of days to maturity can vary due to settlement rules (*e.g.*, a one-month index can vary from 28 to 33 days). The more common approach is to buy, for example, a three-month deposit, hold it for one month, and then roll it over into the new three-month deposit. The maturity of this index would be three months at the beginning of the month and two months at the end. It is more useful to attribute daily cash returns to particular maturities rather than confuse the measurement of returns by varying the maturity.

GENERAL TERMS OF NOTES

Note Calculation Agent

J.P. Morgan Securities LLC, one of our affiliates, will act as the note calculation agent. The note calculation agent will determine, among other things, the Initial Index Level, the Ending Index Level, the Index closing level on each Index Valuation Date and each Initial Averaging Date, if applicable, the Index Return and the Additional Amount, if any, that we will pay you at maturity as well as whether the Index closing level is greater than or equal to the Knock-Out Level (for notes with a Knock-Out Level), whether the Ending Index Level is equal to or greater than the Initial Index Level and, if the notes bear interest, the amount of interest payable, if any, on any Interest Payment Date. The note calculation agent will also be responsible for determining whether a market disruption event has occurred, whether the Index has been discontinued, the Option Value of your notes on the commodity hedging disruption date in the event of a commodity hedging disruption event, whether there has been a material change in the method of calculation of the Index and, if the notes bear interest, whether a day is an Interest Payment Date. All determinations made by the note calculation agent will be at the sole discretion of the note calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different note calculation agent from time to time after the date of the relevant terms supplement without your consent and without notifying you.

The note calculation agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity and each Interest Payment Date, if applicable, on or prior to 11:00 a.m., New York City time, on the business day preceding the maturity date and each Interest Payment Date, if applicable.

All calculations with respect to the Initial Index Level, the Ending Index Level, the Index Return or any Index closing level will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g., .876545 would be rounded to .87655); all dollar amounts related to determination of the Additional Amount payable at maturity, if any, per $1,000 principal amount note will be rounded to the nearest one ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate principal amount of notes per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Events

Certain events may prevent the note calculation agent from calculating the Index closing level on any Initial Averaging Date, if applicable, or any Index Valuation Date, and consequently, the Index Return or the Index closing level on any applicable day for purposes of determining whether a Knock-Out Event, if applicable, has occurred, or calculating the Additional Amount, if any, that we will pay to you at maturity. These events may include disruptions or suspensions of trading on the markets as a whole. In addition, certain events may prevent us or our affiliates from hedging our obligations under the notes including, but not limited to, changes in laws or regulations applicable to the commodity futures contracts underlying the iShares® S&P GSCI™ Commodity-Indexed Trust or the gold underlying the SPDR® Gold Trust. In the case of such an event we have the right, but not the obligation, to determine the Option Value of your notes on the commodity hedging disruption date and the value of the Additional Amount payable at maturity as described below under "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event." We refer to each of these events individually as a "market disruption event."

With respect to the Index (or any relevant Successor Index), a "**market disruption event,**" unless otherwise specified in the relevant terms supplement, means:

(1) any suspension of, or limitation on, trading imposed by the Relevant Exchange for any Basket Constituent (other than the JPMorgan Cash Index USD 3 Month (or any successor or substitute cash index included in the Index));

(2) any other event has occurred that disrupts or impairs the ability of market participants in general to effect transactions in, or obtain market values for any Basket Constituent that is an ETF or any securities, commodities or futures contracts, as applicable, that compose 20% or more of (a) with respect to any Basket Constituent that is an ETF, the level of the relevant Reference Index or, if such Basket Constituent does not have a Reference Index, the value of such Basket Constituent or (b) with respect to any Basket Constituent that is an index (other than the JPMorgan Cash Index USD 3 Month (or any successor or substitute cash index included in the Index)), the level of the relevant Basket Constituent;

(3) the closure of any Relevant Exchange for any Basket Constituent (other than the JPMorgan Cash Index USD 3 Month (or any successor or substitute cash index included in the Index)) prior to its scheduled closing time unless such earlier closing time is announced at least one hour prior to the actual closing time;

(4) the failure of any Relevant Exchange with respect to any Basket Constituent (other than the JPMorgan Cash Index USD 3 Month (or any successor or substitute cash index included in the Index)) to open;

(5) the closure of a material number of leading commercial banks in The City of New York prior to their scheduled weekday closing time;

(6) the failure of the British Bankers Association (or any other relevant entity) to report the LIBOR rates used to calculate the JPMorgan Cash Index USD 3 Month (or any successor or substitute cash index included in the Index);

(7) the failure of the index calculation agent to calculate and publish the official closing level of the Index; or

(8) a commodity hedging disruption event,

in each case as determined by the note calculation agent in its sole discretion; and

- in the case of an event described in clause (1), (2) or (3) above, a determination by the note calculation agent in its sole discretion that the applicable event described above materially interfered with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the notes.

A limitation on the hours or number of days of trading will not constitute a market disruption event with respect to the Index and any relevant Successor Index if the limitation results from an announced change in the regular business hours of the Relevant Exchange or market.

A **"commodity hedging disruption event"** means that:

(a)   due to (i) the adoption of, or any change in, any applicable law, regulation, rule or order (including, without limitation, any tax law); or (ii) the promulgation of, or any change in, the interpretation, application, exercise or operation by any court, tribunal, regulatory authority, exchange or trading facility or any other relevant entity with competent jurisdiction of any applicable law, rule, regulation, order, decision or determination (including, without limitation, as implemented by the U.S. Commodity Futures Trading Commission or any exchange or trading facility), in each case occurring on or after the pricing date, the note calculation agent determines in good faith that it is contrary (or upon adoption, it will be contrary) to such law, rule, regulation, order, decision or determination for us to purchase, sell, enter into, maintain, hold, acquire or dispose of our or our affiliates' (A) positions or contracts in securities, options, futures, derivatives or foreign exchange or (B) other instruments or arrangements, in each case, in order to hedge our obligations under the notes (in the aggregate on a portfolio basis or incrementally on a trade by trade basis) ("hedge positions"), including (without limitation) if such hedge positions (in whole or in part) are (or, but for the consequent disposal thereof, would otherwise be) in excess of any allowable position limit(s) in relation to any commodity traded on any exchange(s) or other trading facility (it being within the sole and absolute discretion of the note calculation agent to determine which of the hedge positions are counted towards such limit); or

(b)   for any reason, we or our affiliates are unable, after using commercially reasonable efforts, to (i) acquire, establish, re-establish, substitute, maintain, unwind or dispose of any transaction(s) or asset(s) the note calculation agent deems necessary to hedge the risk of entering into and performing our commodity-related obligations with respect to the notes, or (ii) realize, recover or remit the proceeds of any such transaction(s) or asset(s).

Please see the risk factor entitled "The commodity futures contracts underlying the iShares® S&P GSCI™ Commodity-Indexed Trust or related to gold underlying the SPDR® Gold Trust are subject to legal and regulatory regimes that may change in ways that could affect our ability to hedge our obligations under the notes, may have an adverse effect on the level of the Index and/or could lead to the early determination of the Additional Amount for your notes, any of which would impact the value of your payment at maturity" for more information.

"**Relevant Exchange**" means, (i) with respect to each Basket Constituent that is an ETF, (1) the primary exchange or market of trading for such Basket Constituent, (2) the primary exchange or market of trading for any security, commodity or futures contract (or, in each case, any combination thereof) included in the Reference Index for such Basket Constituent or (3) if such Basket Constituent does not have a Reference Index, the primary exchange or market of trading for any security, commodity or futures contract (or, in each case, any combination thereof) included in such Basket Constituent, and (ii) with respect to each Basket Constituent that is an index (other than the JPMorgan Cash Index USD 3 Month (or any successor or substitute cash index included in the Index), the primary exchange or market of trading for any security, commodity or futures contract (or, in each case, any combination thereof) included in such Basket Constituent.

As used in this "General Terms of Notes" section, "**Reference Index**" means, with respect to a Basket Constituent that is an ETF, if applicable, the index underlying such Basket Constituent.

Consequences of a Commodity Hedging Disruption Event

If a commodity hedging disruption event occurs, we will have the right, but not the obligation, to adjust your payment at maturity based on determinations made by the note calculation agent described below. If we choose to exercise this right, in making such adjustment, on the date on which the note calculation agent determines that a commodity hedging disruption event has occurred (such date, a "commodity hedging disruption date"), the note calculation agent will determine, in good faith and in a commercially reasonable manner, the forward price of the embedded option representing the Additional Amount payable on the notes at maturity (the "Option Value"). The commodity hedging disruption event may occur prior to the Observation Date or the final Ending Averaging Date, as applicable. We will provide, or cause the note calculation agent to provide, written notice of our election to exercise such right to the trustee at its New York office. We (or the note calculation agent) will deliver this notice as promptly as possible and in no event later than the fifth (5th) business day immediately following the commodity hedging disruption date. Additionally, we will specify in such notice the Option Value as determined on the commodity hedging disruption date.

If a commodity hedging disruption event occurs and we decide to exercise our right to adjust your payment at maturity and, in doing so, cause the note calculation agent to determine the Option Value of your notes, such Option Value will be a fixed amount representing the Additional Amount payable at maturity; provided that such Additional Amount will not be less than zero (or, if applicable, the Minimum Return).

Notwithstanding the foregoing, the amount due and payable per $1,000 principal amount note will not be less than $1,000 for each $1,000 principal amount note (unless the relevant terms supplement specifies a Downside Exposure Percentage, in which case the amount due and payable per $1,000 principal amount note will not be less than $1,000 × (1 – Downside Exposure Percentage) and will be due and payable only at maturity. If we choose to exercise our right to determine the Option Value, for each $1,000 principal amount note, we will pay you at maturity, instead of the amounts set forth under "Description of Notes — Payment at Maturity," an amount equal to:

(1) an Additional Amount equal to the Option Value; provided that such Additional Amount will not be less than zero (or, if applicable, the Minimum Return); plus

(2) $1,000, _or_, if the relevant terms supplement specifies a Downside Exposure Percentage, $1,000 × (1 – Downside Exposure Percentage).

For the avoidance of doubt, the determination set forth above is only applicable to the amount due with respect to an early determination of the Additional Amount as a result of a commodity hedging disruption event.

Discontinuation of the ETF Efficiente Index; Alteration of Method of Calculation

If the index calculation agent discontinues calculation or publication of the Index and J.P. Morgan Securities Ltd. or another entity publishes a successor or substitute index that the note calculation agent determines, in its sole discretion, to be comparable to the discontinued Index (such index being referred to herein as a "Successor Index"), then the Index closing level on any relevant Initial Averaging Date, if applicable, or Index Valuation Date or any other relevant date on which the Index closing level is to be determined will be determined by reference to the level of such Successor Index at the close of trading on the relevant exchange for such Successor Index on such day.

Upon any selection by the note calculation agent of a Successor Index, the note calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

If the index calculation agent discontinues publication of the Index prior to, and such discontinuation is continuing on, an Initial Averaging Date, if applicable, an Index Valuation Date or any other relevant date on which the Index closing level is to be determined, and the note calculation agent determines, in its sole discretion, that no successor index for the Index is available at such time, or the note calculation agent has previously selected a Successor Index and publication of such Successor Index is discontinued prior to, and such discontinuation is continuing on, such Initial Averaging Date, Index Valuation Date or other relevant date, then the note calculation agent will determine the Index closing level for such date. The Index closing level will be computed by the note calculation agent in accordance with the formula for and method of calculating the Index or Successor Index, as applicable, last in effect prior to such discontinuation, using (i) the closing price (or, if trading in the relevant Basket Constituent has been materially suspended or materially limited, the note calculation agent's good faith estimate of the closing price that would have prevailed but for such suspension or limitation) on such date of each Basket Constituent that is an ETF (including any relevant successor or substitute Basket Constituent that is an ETF) most recently composing the Index or such Successor Index, as applicable, (ii) the official closing price, fixing level, settlement price or any other relevant published trading price or level (or, if trading in the relevant securities, commodities or futures contracts has been materially suspended or materially limited, the note calculation agent's good faith estimate of the closing price, fixing level, settlement price or other trading price or level that would have prevailed but for such suspension or limitation) on such date of each Basket Constituent that is an index (including any relevant successor or substitute Basket Constituent that is an index) most recently composing the Index or such Successor Index, as applicable and (iii) the deposit rates underlying the JPMorgan Cash Index USD 3 Month (or any successor or substitute cash index included in the Index or such Successor Index) (or, if such deposit rates are not published on such date, the note calculation agent's good faith estimate of such deposit rates) on such date.

If at any time the method of calculating the Index or a Successor Index, or the level thereof, is changed in a material respect, or if the Index or a Successor Index is in any other way modified so that the Index or such Successor Index does not, in the opinion of the note calculation agent, fairly represent the level of the Index or such Successor Index had such changes or modifications not been made, then the note calculation agent will, at the close of business in New York City on each date on which the Index closing level is to be determined, make such calculations and adjustments as, in the good faith judgment of the note calculation agent, may be necessary in order to arrive at a level of an index comparable to the Index or such Successor Index, as the case may be, as if such changes or modifications had not been made, and the note calculation agent will calculate the Index closing level with reference to the Index or such Successor Index, as adjusted. Accordingly, if the method of calculating the Index or such Successor Index is modified so that the level of the Index or such Successor Index is a fraction of what it would have been if there had been no such modification (*e.g.*, due to a split in the Index), then the note calculation agent will adjust its calculation of the Index or such Successor Index in order to arrive at a level of the Index or such Successor Index as if there had been no such modification (*e.g.*, as if such split had not occurred).

Events of Default

Under the heading "Description of Debt Securities — Events of Default and Waivers" in the accompanying prospectus is a description of events of default relating to debt securities including the notes.

Alternate Additional Amount Calculation in Case of an Event of Default

Unless otherwise specified in the relevant terms supplement, in case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per $1,000 principal amount note upon any acceleration of the notes will be equal to $1,000 (or $1,000 × (1 − Downside Exposure Percentage) if there is a Downside Exposure Percentage set forth in the relevant terms supplement), plus the Additional Amount, which will be calculated as if the date of acceleration were the final Index Valuation Date, plus, if applicable, any accrued and unpaid interest on the notes. If the notes have more than one Index Valuation Date, then for each Index Valuation Date scheduled to occur after the date of acceleration, the trading days immediately preceding the date of acceleration (in such number equal to the number of Index Valuation Dates in excess of one) will be the corresponding Index Valuation Dates, unless otherwise specified in the relevant terms supplement. Upon any acceleration of the notes, any interest will be calculated on the basis of a 360-day year of twelve 30-day months and the actual number of days elapsed from and including the previous Interest Payment Date for which interest was paid.

If the maturity of the notes is accelerated because of an event of default as described above, we will, or will cause the note calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

For the avoidance of doubt, the determination set forth above is only applicable to the amount due and with respect to an acceleration of the notes as a result of an event of default.

Modification

Under the heading "Description of Debt Securities — Modification of the Indenture" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities — Discharge, Defeasance and Covenant Defeasance" are not applicable to the notes, unless otherwise specified in the relevant terms supplement.

Listing

The notes will not be listed on any securities exchange, unless otherwise specified in the relevant terms supplement.

Book-Entry Only Issuance — The Depository Trust Company

DTC, will act as securities depositary for the notes. The notes will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global notes certificates, representing the total aggregate principal amount of the notes, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings "Description of Notes — Forms of Notes" and "The Depositary."

Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the notes will be payable and the transfer of the notes will be registrable at the principal corporate trust office of The Bank of New York Mellon in The City of New York.

The Bank of New York Mellon or one of its affiliates will act as registrar and transfer agent for the notes. The Bank of New York Mellon will also act as paying agent and may designate additional paying agents.

Registration of transfers of the notes will be effected without charge by or on behalf of The Bank of New York Mellon, but upon payment (with the giving of such indemnity as The Bank of New York Mellon may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The notes will be governed by and interpreted in accordance with the laws of the State of New York.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of the notes. This summary applies to you if you are an initial holder of a note purchasing the note at its issue price for cash and if you hold the note as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

This summary does not address all aspects of U.S. federal income and estate taxation that may be relevant to you in light of your particular circumstances or if you are a holder of a note who is subject to special treatment under the U.S. federal income tax laws, such as:

- a financial institution;
- a "regulated investment company" as defined in Code Section 851;
- a "real estate investment trust" as defined in Code Section 856;
- a tax-exempt entity, including an "individual retirement account" or "Roth IRA" as defined in Code Section 408 or 408A, respectively;
- a dealer in securities;
- a person holding a note as part of a "straddle," conversion transaction or integrated transaction, or who has entered into a "constructive sale" with respect to a note;
- a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;
- a trader in securities who elects to apply a mark-to-market method of tax accounting; or
- a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

This summary is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date of this product supplement, changes to any of which, subsequent to the date of this product supplement, may affect the tax consequences described herein. As the law applicable to the U.S. federal income taxation of instruments such as the notes is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effects of any applicable state, local or foreign tax laws are not discussed. **You should consult your tax adviser concerning the application of U.S. federal income and estate tax laws to your particular situation (including the possibility of alternative characterizations of the notes), as well as any tax consequences arising under the laws of any state, local or foreign jurisdictions.**

The following discussion does not apply to notes with a Fixed Payment. Prospective holders of these notes will be provided with a supplemental disclosure statement in the relevant term sheet, describing the tax consequences relating to them.

Tax Treatment of the Notes

The tax treatment of the notes will depend upon the facts at the time of the relevant offering. Generally, for U.S. federal income tax purposes, we expect to treat the notes as indebtedness, and notes with a term of more than one year as "contingent payment debt instruments." We expect to seek an opinion from Davis Polk & Wardwell LLP, our special tax counsel, regarding this treatment. The relevant terms supplement will describe our special tax counsel's level of comfort on these issues, which will depend on the facts of the particular offering, its receipt of certain factual representations from us at the time of the relevant offering and any additional considerations that may be relevant to the particular offering. The following discussion describes the treatment of the notes assuming that for U.S. federal income tax purposes the notes are indebtedness and, in the case of notes with a term of more than one year, are "contingent payment debt instruments."

Tax Consequences to U.S. Holders

You are a "U.S. Holder" if for U.S. federal income tax purposes you are a beneficial owner of a note that is:

- a citizen or resident of the United States;
- a corporation created or organized in or under the laws of the United States or any political subdivision thereof; or
- an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Notes with a Term of Not More than One Year

If the term of the notes (including either the issue date or the last possible date that the notes could be outstanding, but not both) is not more than one year, the following discussion applies. No statutory, judicial or administrative authority directly addresses the treatment of these notes or instruments similar thereto for U.S. federal income tax purposes, and no ruling will be requested from the IRS with respect to the notes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in these notes are uncertain.

Tax Treatment Prior to Maturity

Because the term of these notes is not more than one year, they will be treated as short-term debt obligations. A short-term debt obligation is treated for U.S. federal income tax purposes as issued at a discount equal to the difference between the payments due thereon and the instrument's issue price. In general, this discount is treated as interest income when received or accrued, in accordance with the holder's method of tax accounting. However, because the amount of discount that will be paid on the notes is uncertain, several aspects of the tax treatment of the notes are not clear.

If you are a cash-method holder, you will not be required to recognize income with respect to the notes prior to maturity, other than with respect to amounts received as stated interest, if any, or received pursuant to a sale or exchange, as described below. However, you may elect to accrue discount into income on a current basis, in which case you would generally be treated as an accrual-method holder, as described below. In addition, you could be required to defer deductions with respect to any interest paid on indebtedness incurred to purchase or carry your notes, to the extent of accrued discount that you have not yet included in income, until you dispose of the notes in a taxable transaction. You should consult your tax adviser regarding these issues.

Although accrual-method holders and certain other holders (including electing cash-method holders) are generally required to accrue into income discount on short-term indebtedness on a straight-line basis, the amount of discount that must ultimately be accrued with respect to the notes is uncertain, and it is therefore not clear how these accruals should be determined. If the amount of discount that will be received has become fixed (or the likelihood of this amount not being a fixed amount has become "remote") prior to maturity, it is likely that the amount of discount to be accrued will be determined based on the fixed amount. You should consult your tax adviser regarding the application of these rules with respect to your notes.

Sale, Exchange or Redemption of a Note

Upon a sale or exchange of a short-term note (including redemption at maturity), you should recognize gain or loss in an amount equal to the difference between the amount you receive and your adjusted basis in the note. Your adjusted basis in the note should equal the issue price of the note, increased by any discount that you have previously included in income but not received. The amount of any resulting loss will be treated as a capital loss, which may be subject to special reporting requirements if the loss exceeds certain thresholds. Gain resulting from redemption at maturity should be treated as ordinary interest income. It is not clear, however, whether or to what extent gain from a sale or exchange prior to maturity should be treated as capital gain or ordinary interest income. If the amount of discount that will be received at maturity has become fixed (or the likelihood of this amount not being a fixed amount has become "remote") prior to sale or exchange, it is likely that the portion of gain on the sale or exchange that should be treated as accrued discount (and, therefore, taxed as ordinary income) will be determined based on the fixed amount. You should consult your tax adviser regarding the proper treatment of any gain or loss recognized upon a sale or exchange of a note.

Notes with a Term of More than One Year

If the term of the notes (including either the issue date or the last possible date that the notes could be outstanding, but not both) is more than one year, we generally expect that the notes will be treated as "contingent payment debt instruments" for U.S. federal income tax purposes, and the remainder of this discussion so assumes. These notes will generally be subject to the original issue discount ("OID") provisions of the Code and the Treasury regulations issued thereunder, and you will be required to accrue as interest income the OID on the notes as described below.

We are required to determine a "comparable yield" for the notes. The "comparable yield" is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. Solely for purposes of determining the amount of interest income that you will be required to accrue, we are also required to construct a "projected payment schedule" in respect of the notes representing a payment or a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield.

Unless otherwise provided in the relevant terms supplement, we will provide, and you may obtain, the comparable yield for a particular offering of notes, and the related projected payment schedule, in the final terms supplement for these notes, which we will file with the SEC.

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amounts that we will pay on the notes.

For U.S. federal income tax purposes, you are required to use our determination of the comparable yield and projected payment schedule in determining interest accruals and adjustments in respect of your notes, unless you timely disclose and justify the use of other estimates to the IRS. Regardless of your accounting method, you will be required to accrue as interest income OID on your notes at the comparable yield, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of the contingent payment(s) on the notes (as described below).

In addition to interest accrued based upon the comparable yield as described above, you will be required to recognize interest income equal to the amount of any net positive adjustment, *i.e.*, the excess of actual payments over projected payments, in respect of a note for a taxable year. A net negative adjustment, i.e., the excess of projected payments over actual payments, in respect of a note for a taxable year:

- will first reduce the amount of interest in respect of the note that you would otherwise be required to include in income in the taxable year; and
- to the extent of any excess, will give rise to an ordinary loss, but only to the extent that the amount of all previous interest inclusions under the note exceeds the total amount of your net negative adjustments treated as ordinary loss on the note in prior taxable years.

A net negative adjustment is not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code. Any net negative adjustment in excess of the amounts described above will be carried forward to offset future interest income in respect of the note or to reduce the amount realized on a sale or exchange of the note (including redemption at maturity).

Upon a sale or exchange of a note (including redemption at maturity), you generally will recognize taxable income or loss equal to the difference between the amount received from the sale, exchange or redemption and your adjusted tax basis in the note. Your adjusted tax basis in the note will equal the cost thereof, increased by the amount of interest income previously accrued by you in respect of the note (determined without regard to any of the positive or negative adjustments to interest accruals described above) and decreased by the amount of any prior projected payments in respect of the note. You generally must treat any income as interest income and any loss as ordinary loss to the extent of previous interest inclusions (reduced by the total amount of net negative adjustments previously taken into account as ordinary losses), and the balance as capital loss. These losses are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code. The deductibility of capital losses, however, is subject to limitations. Additionally, if you recognize a loss above certain thresholds, you may be required to file a disclosure statement with the IRS. You should consult your tax adviser regarding these limitations and reporting obligations.

If the Additional Amount is determined early as a result of a commodity hedging disruption event or in the case of notes with a Knock-Out feature, if a Knock-Out Event occurs during the term of the notes, your payment at maturity will become fixed, and special rules might apply. In the case of notes with no scheduled payments prior to maturity, if a commodity hedging disruption event or a Knock-Out Event occured, you would be required to account for the difference between the originally projected payment at maturity and the fixed payment at maturity in a reasonable manner over the period to which the difference relates. In addition, you would be required to make adjustments to, among other things, your accrual periods and your adjusted basis in your notes. The character of any gain or loss on a sale or exchange of your notes would also be affected. Additional details regarding this issue may be provided in the relevant terms supplement for notes that provide for scheduled payments prior to maturity. You should consult your tax adviser regarding the possible application of these rules.

Tax Consequences to Non-U.S. Holders

You are a "Non-U.S. Holder" if for U.S. federal income tax purposes you are a beneficial owner of a note that is:

- a nonresident alien individual;
- a foreign corporation; or
- a foreign estate or trust.

You are not a "Non-U.S. Holder" for purposes of this discussion if you are an individual present in the United States for 183 days or more in the taxable year of disposition. In this case, you should consult your tax adviser regarding the U.S. federal income tax consequences of the sale or exchange of a note (including redemption at maturity).

Income and gain from a note will be exempt from U.S. federal income tax (including withholding tax) provided, generally, that you have certified on IRS Form W-8BEN, under penalties of perjury, that you are not a United States person and provided your name and address or otherwise satisfied applicable documentation requirements, and that these amounts are not effectively connected with your conduct of a U.S. trade or business.

If you are engaged in a U.S. trade or business and if the income or gain from a note is effectively connected with your conduct of that trade or business, although exempt from the withholding tax referred to above, you generally will be subject to U.S. income tax on this income or gain in the same manner as if you were a U.S. Holder, except that in lieu of the certificate described in the preceding paragraph, you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of notes, including the possible imposition of a 30% branch profits tax if you are a corporation.

If you are an individual, your notes will not be included in your estate for U.S. federal estate tax purposes, provided that your income from the notes is not then effectively connected with your conduct of a U.S. trade or business.

Backup Withholding and Information Reporting

Interest (including OID) accrued or paid on your notes and the proceeds received from a sale or exchange of your notes (including redemption at maturity) will be subject to information reporting if you are not an "exempt recipient" and may also be subject to backup withholding at the rates specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer identification number, if you are a U.S. Holder) or meet certain other conditions. If you are a Non-U.S. Holder and you comply with the identification procedures described in the preceding section, you will generally establish an exemption from backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions contained in the Master Agency Agreement entered into between JPMorgan Chase & Co. and J.P. Morgan Securities LLC, as agent (an "Agent" or "JPMS"), and certain other agents that may be party to the Master Agency Agreement, as amended or supplemented, from time to time (each an "Agent" and collectively with JPMS, the "Agents"), JPMS has agreed and any additional Agents will agree to use reasonable efforts to solicit offers to purchase the principal amount of notes set forth in the cover page of the relevant terms supplement. We will have the sole right to accept offers to purchase the notes and may reject any offer in whole or in part. Each Agent may reject, in whole or in part, any offer it solicited to purchase notes. We will pay an Agent, in connection with sales of these notes resulting from a solicitation that Agent made or an offer to purchase the Agent received, a commission as set forth in the relevant terms supplement. An Agent will allow a concession to other dealers, or we may pay other fees, in the amount set forth on the cover page of the relevant terms supplement.

We may also sell notes to an Agent as principal for its own account at discounts to be agreed upon at the time of sale as disclosed in the relevant terms supplement. That Agent may resell notes to investors and other purchasers at a fixed offering price or at prevailing market prices, or prices related thereto at the time of resale or otherwise, as that Agent determines and as we will specify in the relevant terms supplement. An Agent may offer the notes it has purchased as principal to other dealers. That Agent may sell the notes to any dealer at a discount and, unless otherwise specified in the relevant terms supplement, the discount allowed to any dealer will not be in excess of the discount that Agent will receive from us. After the initial public offering of notes that the Agent is to resell on a fixed public offering price basis, the Agent may change the public offering price, concession and discount.

We own, directly or indirectly, all of the outstanding equity securities of JPMS. The net proceeds received from the sale of the notes will be used, in part, by JPMS or one of its affiliates in connection with hedging our obligations under the notes. The underwriting arrangements for this offering will comply with the requirements of FINRA Rule 5121 regarding a FINRA member firm's underwriting of securities of an affiliate. In accordance with FINRA Rule 5121, neither JPMS nor any other affiliated Agent of ours may make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

JPMS or another Agent may act as principal or agent in connection with offers and sales of the notes in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the notes, JPMS may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, JPMS may sell more notes than it is obligated to purchase in connection with the offering, creating a naked short position in the notes for its own account. JPMS must close out any naked short position by purchasing the notes in the open market. A naked short position is more likely to be created if JPMS is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, JPMS may bid for, and purchase, notes in the open market to stabilize the price of the notes. Any of these activities may raise or maintain the market price of the notes above independent market values or prevent or retard a decline in the market price of the notes. JPMS is not required to engage in these activities, and may end any of these activities at any time.

No action has been or will be taken by us, JPMS or any dealer that would permit a public offering of the notes or possession or distribution of this product supplement no. 202-A-I, or the accompanying prospectus supplement, prospectus or terms supplement, other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the notes, or distribution of this product supplement no. 202-A-I, or the accompanying prospectus supplement, prospectus or terms supplement or any other offering material relating to the notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed, and each dealer through which we may offer the notes has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the notes or possesses or distributes this product supplement no. 202-A-I, and the accompanying prospectus supplement, prospectus and terms supplement and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the notes. We shall not have responsibility for any Agent's or any dealer's compliance with the applicable laws and regulations or obtaining any required consent, approval or permission. For additional information regarding selling restrictions, please see "Notice to Investors" in this product supplement.

Unless otherwise specified in the relevant terms supplement, the settlement date for the notes will be the third business day following the pricing date (which is referred to as a "T+3" settlement cycle).

NOTICE TO INVESTORS

We are offering to sell, and are seeking offers to buy, the notes only in jurisdictions where offers and sales are permitted. Neither this product supplement no. 202-A-I nor the accompanying prospectus supplement, prospectus or terms supplement constitutes an offer to sell, or a solicitation of an offer to buy, any notes by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this product supplement no. 202-A-I nor the accompanying prospectus supplement, prospectus or terms supplement nor any sale made hereunder implies that there has been no change in our affairs or that the information in this product supplement no. 202-A-I and accompanying prospectus supplement, prospectus and terms supplement is correct as of any date after the date hereof.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this product supplement no. 202-A-I and the accompanying prospectus supplement, prospectus and terms supplement and the purchase, offer or sale of the notes and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the notes under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales.

Argentina

The notes have not been and will not be authorized by the *Comisión Nacional de Valores* (the "CNV") for public offer in Argentina and therefore may not be offered or sold to the public at large or to sectors or specific groups thereof by any means, including but not limited to personal offerings, written materials, advertisements, the internet or the media, in circumstances which constitute a public offering of securities under Argentine Law No. 17,811, as amended (the "Argentine Public Offering Law").

The Argentine Public Offering Law does not expressly recognize the concept of private placement. Notwithstanding the foregoing, pursuant to the general rules on public offering and the few existing judicial and administrative precedents, the following private placement rules have been outlined:

(i)   target investors should be qualified or sophisticated investors, capable of understanding the risk of the proposed investment.

(ii)   investors should be contacted on an individual, direct and confidential basis, without using any type of massive means of communication.

(iii)   the number of contacted investors should be relatively small.

(iv)   investors should receive complete and precise information on the proposed investment.

(v)   any material, brochures, documents, etc, regarding the investment should be delivered in a personal and confidential manner, identifying the name of the recipient.

(vi)   the documents or information mentioned in item (v) should contain a legend or statement expressly stating that the offer is a private offer not subject to the approval or supervision of the CNV, or any other regulator in Argentina.

(vii)   the aforementioned documents or materials should also contain a statement prohibiting the re-sale or re-placement of the relevant securities within the Argentine territory or their sale through any type of transaction that may constitute a public offering of securities pursuant to Argentine law.

The Bahamas

The notes have not been and shall not be offered or sold in or into The Bahamas except in circumstances that do not constitute a 'public offering' according to the Securities Industry Act, 1999.

The offer of the notes, directly or indirectly, in or from within The Bahamas may only be made by an entity or person who is licensed as a Broker Dealer by the Securities Commission of The Bahamas.

Persons deemed "resident" in The Bahamas pursuant to the Exchange Control Regulations, 1956 must receive the prior approval of the Central Bank of The Bahamas prior to accepting an offer to purchase any notes.

Bermuda

This product supplement no. 202-A-I and the accompanying prospectus supplement, prospectus and terms supplement have not been registered or filed with any regulatory authority in Bermuda. The offering of the notes pursuant to this product supplement no. 202-A-I and the accompanying prospectus supplement, prospectus and any terms supplement to persons resident in Bermuda is not prohibited, *provided* we are not thereby carrying on business in Bermuda.

Brazil

The notes have not been and will not be registered with the "*Comissão de Valores Mobiliários*" – the Brazilian Securities and Exchange Commission ("CVM") and accordingly, the notes may not and will not be sold, promised to be sold, offered, solicited, advertised and/or marketed within the Federal Republic of Brazil, except in circumstances that cannot be construed as a public offering or unauthorized distribution of securities under Brazilian laws and regulations. The notes are not being offered into Brazil. Documents relating to an offering of the notes, as well as the information contained herein and therein, may not be supplied or distributed to the public in Brazil nor be used in connection with any offer for subscription or sale of the notes to the public in Brazil.

British Virgin Islands

The notes may not be offered in the British Virgin Islands unless we or the person offering the notes on our behalf is licensed to carry on business in the British Virgin Islands. We are not licensed to carry on business in the British Virgin Islands. The notes may be offered to British Virgin Islands "business companies" (from outside the British Virgin Islands) without restriction. A British Virgin Islands "business company" is a company formed under or otherwise governed by the BVI Business Companies Act, 2004 (British Virgin Islands).

Cayman Islands

This product supplement no. 202-A-I and the accompanying prospectus supplement, prospectus and terms supplement, and the notes offered hereby and thereby have not been, and will not be, registered under the laws and regulations of the Cayman Islands, nor has any regulatory authority in the Cayman Islands passed comment upon or approved the accuracy or adequacy of this product supplement no. 202-A-I and the accompanying prospectus supplement, prospectus and terms supplement. The notes have not been, and will not be, offered or sold, directly or indirectly, in the Cayman Islands.

Chile

None of the Agents, we or the notes have been registered with the *Superintendencia de Valores y Seguros de Chile* (Chilean Securities and Insurance Commission) pursuant to *Ley No. 18,045 de Mercado de Valores* (the "Chilean Securities Act"), as amended, of the Republic of Chile and, accordingly, the notes have not been and will not be offered or sold within Chile or to, or for the account of benefit of persons in Chile except in circumstances which have not resulted and will not result in a public offering and/or securities intermediation in Chile within the meaning of the Chilean Securities Act.

None of the Agents is a bank or a licensed broker in Chile, and therefore each Agent has not and will not conduct transactions or any business operations in any of such qualities, including the marketing, offer and sale of the notes, except in circumstances which have not resulted and will not result in a "public offering" as such term is defined in Article 4 of the Chilean Securities Act, and/or have not resulted and will not result in the intermediation of securities in Chile within the meaning of Article 24 of the Chilean Securities Act and/or the breach of the brokerage restrictions set forth in Article 39 of Decree with Force of Law No. 3 of 1997.

The notes will only be sold to specific buyers, each of which will be deemed upon purchase:

(i) to be a financial institution and/or an institutional investor or a qualified investor with such knowledge and experience in financial and business matters as to be capable of evaluating the risks and merits of an investment in the notes;

(ii) to agree that it will only resell the notes in the Republic of Chile in compliance with all applicable laws and regulations; and that it will deliver to each person to whom the notes are transferred a notice substantially to the effect of this selling restriction;

(iii) to acknowledge receipt of sufficient information required to make an informed decision whether or not to invest in the notes; and

(iv) to acknowledge that it has not relied upon advice from any Agent and/or us, or its or our respective affiliates, regarding the determination of the convenience or suitability of notes as an investment for the buyer or any other person; and has taken and relied upon independent legal, regulatory, tax and accounting advice.

Colombia

The notes have not been and will not be registered in the National Securities Registry of Colombia (*Registro Nacional de Valores y Emisores*) kept by the Colombian Financial Superintendency (*Superintendencia Financiera de Colombia*) or in the Colombian Stock Exchange (*Bolsa de Valores de Colombia*).

Therefore, the notes shall not be marketed, offered, sold or distributed in Colombia or to Colombian residents in any manner that would be characterized as a public offering, as such is defined in article 1.2.1.1 of Resolution 400, issued on May 22, 1995 by the Securities Superintendency General Commission (*Sala General de la Superintendencia de Valores*), as amended from time to time.

If the notes are to be marketed within Colombian territory or to Colombian residents, regardless of the number of persons to which said marketing is addressed to, any such promotion or advertisement of the notes must be made through a local financial entity, a representative's office, or a local correspondent, in accordance with Decree 2558, issued on June 6, 2007 by the Ministry of Finance and Public Credit of Colombia, as amended from time to time.

Therefore, the notes should not be marketed within Colombian territory or to Colombian residents, by any given means, that may be considered as being addressed to an indeterminate number of persons or to more than ninety-nine (99) persons, including but not limited to: (i) any written material or other means of communication, such as subscription lists, bulletins, pamphlets or advertisements; (ii) any offer or sale of the notes at offices or branches open to the public; (iii) use of any oral or written advertisements, letters, announcements, notices or any other means of communication that may be perceived to be addressed to an indeterminate number of persons for the purpose of marketing and/or offering the notes; or (iv) use (a) non-solicited emails or (b) email distributions lists to market the notes.

El Salvador

The notes may not be offered to the general public in El Salvador, and according to Article 2 of the *Ley de Mercado de Valores* (Securities Market Law) of the Republic of El Salvador, Legislative Decree number 809 dated 16 February 1994, published on the *Diario Oficial* (Official Gazette) number 73-BIS, Number 323, dated 21 April 1994, and in compliance with the aforementioned regulation, each Agent has represented and agreed that it will not make an invitation for subscription or purchase of the notes to indeterminate individuals, nor will it make known this product supplement no. 202-A-I and the accompanying prospectus supplement, prospectus and terms supplement in the territory of El Salvador through any mass media communication such as television, radio, press, or any similar medium, other than publications of an international nature that are received in El Salvador, such as internet access or foreign cable advertisements, which are not directed to the Salvadoran public. The offering of the notes has not been registered with an authorized stock exchange in the Republic of El Salvador. Any negotiation for the purchase or sale of notes in the Republic of El Salvador shall only be negotiated on an individual basis with determinate individuals or entities in strict compliance with the aforementioned Article 2 of the Salvadoran Securities Market Law, and shall in any event be effected in accordance with all securities, tax and exchange control of the Dominican Republic, Central America, and United States Free Trade Agreements, and other applicable laws or regulations of the Republic of El Salvador.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each Agent has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of notes which are the subject of the offering contemplated by this product supplement no. 202-A-I and the accompanying prospectus supplement to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive except that it may, with effect from and including the Relevant Implementation Date, make an offer of such notes to the public in that Relevant Member State:

(a) at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the Agent; or

(d) at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of notes to the public" in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out herein.

Hong Kong

The notes may not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. Each Agent has not issued and will not issue any advertisement, invitation or document relating to the notes, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Jersey

Each Agent has represented to and agreed with us that it will not circulate in Jersey any offer for subscription, sale or exchange of any notes which would constitute an offer to the public for the purposes of Article 8 of the Control of Borrowing (Jersey) Order 1958.

Mexico

The notes have not been, and will not be, registered with the Mexican National Registry of Securities maintained by the Mexican National Banking and Securities Commission nor with the Mexican Stock Exchange and therefore, may not be offered or sold publicly in the United Mexican States. This product supplement no. 202-A-I and the accompanying prospectus supplement, prospectus and terms supplement may not be publicly distributed in the United Mexican States. The notes may be privately placed in Mexico among institutional and qualified investors, pursuant to the private placement exemption set forth in Article 8 of the Mexican Securities Market Law.

The Netherlands

An offer to the public of any notes which are the subject of the offering and placement contemplated by this product supplement no. 202-A-I and the accompanying prospectus supplement, prospectus and terms supplement may not be made in The Netherlands and each Agent has represented and agreed that it has not made and will not make an offer of such notes to the public in The Netherlands, unless such an offer is made exclusively to one or more of the following categories of investors in accordance with the Dutch Financial Markets Supervision Act (*Wet op het financieel toezicht*, the "FMSA"):

1. Regulated Entities: (a) any person or entity who or which is subject to supervision by a regulatory authority in any country in order to lawfully operate in the financial markets (which includes: credit institutions, investment firms, financial institutions, insurance companies, collective investment schemes and their management companies, pension funds and their management companies, commodity dealers) ("Supervised Entities"); and (b) any person or entity who or which engages in a regulated activity on the financial markets but who or which is not subject to supervision by a regulatory authority because it benefits from an exemption or dispensation ("Exempt Entities");

2. Investment Funds and Entities: any entity whose corporate purpose is solely to invest in securities (which includes, without limitation, hedge funds);

3. Governmental institutions: the Dutch State, the Dutch Central Bank, Dutch regional, local or other decentralized governmental institutions, international treaty organizations and supranational organizations;

4. Self-certified Small and Medium-Sized Enterprises ("SMEs"): any company having its registered office in The Netherlands which does not meet at least two of the three criteria mentioned in (6) below and which has (a) expressly requested the Netherlands Authority for the Financial Markets (the "AFM") to be considered as a qualified investor, and (b) been entered on the register of qualified investors maintained by the AFM;

5. Self-certified Natural Persons: any natural person who is resident in The Netherlands if this person meets at least two (2) of the following criteria:

   (i) the investor has carried out transactions of a significant size on securities markets at an average frequency of, at least, ten (10) per quarter over the previous four (4) quarters;

   (ii) the size of the investor's securities portfolio exceeds €500,000;

   (iii) the investor works or has worked for at least one (1) year in the financial sector in a professional position which requires knowledge of investment in securities,

   provided this person has:

      (a) expressly requested the AFM to be considered as a qualified investor; and

      (b) been entered on the register of qualified investors maintained by the AFM;

6. Large Enterprises: any company or legal entity which meets at least two of the following three criteria according to its most recent consolidated or non-consolidated annual accounts:

      (a) an average number of employees during the financial year of at least 250;

      (b) total assets of at least €43,000,000; or

      (c) an annual net turnover of at least €50,000,000.

7. Discretionary individual portfolio managers: any portfolio manager in The Netherlands who or which purchases the notes for the account of clients who are not Qualified Investors on the basis of a contract of agency that allows for making investment decisions on the client's behalf without specific instructions of or consultation with any such client;

8. Minimum consideration: any person or entity for a minimum consideration of €50,000 or more (or equivalent in foreign currency) for each offer of notes; or

9. Fewer than 100 Offerees: fewer than 100 natural or legal persons (other than Qualified Investors).

For the purposes of this provision, the expression:

      (a) an "offer to the public" in relation to any notes means making a sufficiently determined offer as meant in Section 217(1) of Book 6 of the Dutch Civil Code (*Burgerlijk Wetboek*) addressed to more than one person to conclude a contract to purchase or otherwise acquire notes, or inviting persons to make an offer in respect of such notes;

      (b) "Qualified Investors" means the categories of investors listed under (1) up to and including (6) above.

Zero Coupon Notes may not, directly or indirectly, as part of their initial distribution (or immediately thereafter) or as part of any re-offering be offered, sold, transferred or delivered in The Netherlands. For purposes of this paragraph "Zero Coupon Notes" are notes (whether in definitive or in global form) that are in bearer form and that constitute a claim for a fixed sum against us and on which interest does not become due prior to maturity or on which no interest is due whatsoever.

Panama

The notes have not been and will not be registered with the National Securities Commission of the Republic of Panama under Decree Law No. 1 of July 8, 1999 (the "Panamanian Securities Law") and may not be publicly offered or sold within Panama, except in certain limited transactions exempt from the registration requirements of the Panamanian Securities Law. The notes do not benefit from the tax incentives provided by the Panamanian Securities Law and are not subject to regulation or supervision by the National Securities Commission of the Republic of Panama.

Peru

The notes have been and will be offered only to institutional investors (as defined by the Peruvian Securities Market Law – "*Ley de Mercado de Valores*" enacted by Legislative Decree No. 861 – Unified Text of the Law approved by Supreme Decree No. 093-2002-EF) and not to the public in general or a segment of it. The placement of the notes shall comply with article 5 of the Peruvian Securities Market Law.

Singapore

Neither this product supplement no. 202-A-I nor the accompanying prospectus supplement, prospectus or terms supplement has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this product supplement no. 202-A-I, the accompanying prospectus supplement, prospectus or terms supplement, and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Switzerland

The notes have not been and will not be offered or sold, directly or indirectly, to the public in Switzerland, and this product supplement no. 202-A-I and the accompanying prospectus supplement, prospectus and terms supplement do not constitute a public offering prospectus as that term is understood pursuant to article 652a or article 1156 of the Swiss Federal Code of Obligations.

We have not applied for a listing of the notes on the SWX Swiss Exchange or on any other regulated securities market and, consequently, the information presented in this product supplement no. 202-A-I and the accompanying prospectus supplement, prospectus and terms supplement does not necessarily comply with the information standards set out in the relevant listing rules.

The notes do not constitute a participation in a collective investment scheme in the meaning of the Swiss Federal Act on Collective Investment Schemes and are not licensed by the Swiss Federal Banking Commission. Accordingly, neither the notes nor holders of the notes benefit from protection under the Swiss Federal Act on Collective Investment Schemes or supervision by the Swiss Federal Banking Commission.

United Kingdom

Each Agent has represented and agreed that:

(a)   it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell the notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the notes would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the "FSMA") by the Issuer;

(b)   it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(c)   it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Uruguay

The offering of notes in Uruguay constitutes a private offering and each Agent has agreed that the notes and us will not be registered with the Central Bank of Uruguay pursuant to section 2 of Uruguayan law 16.749.

Venezuela

The notes comprising this offering have not been registered with the Venezuelan National Securities Commission (*Comisión Nacional de Valores*) and are not being publicly offered in Venezuela. No document related to the offering of the notes shall be interpreted to constitute a public offer of securities in Venezuela. This document has been sent exclusively to clients of the Agents and the information contained herein is private, confidential and for the exclusive use of the addressee. Investors wishing to acquire the notes may use only funds located outside of Venezuela, which are not of mandatory sale to the Central Bank of Venezuela (*Banco Central de Venezuela*) or are not otherwise subject to restrictions or limitations under the exchange control regulation currently in force in Venezuela.

BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including entities such as collective investment funds, partnerships and separate accounts whose underlying assets include the assets of such plans (collectively, "ERISA Plans") should consider the fiduciary standards of ERISA in the context of the ERISA Plan's particular circumstances before authorizing an investment in the notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended, (the "Code") prohibit ERISA Plans, as well as plans (including individual retirement accounts and Keogh plans) subject to Section 4975 of the Code (together with ERISA Plans, "Plans"), from engaging in certain transactions involving the "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under Section 4975 of the Code (in either case, "Parties in Interest") with respect to such Plans. As a result of our business, we, and our current and future affiliates, may be Parties in Interest with respect to many Plans. Where we (or our affiliate) are a Party in Interest with respect to a Plan (either directly or by reason of our ownership interests in our directly or indirectly owned subsidiaries), the purchase and holding of the notes by or on behalf of the Plan could be a prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless exemptive relief were available under an applicable exemption (as described below).

Certain prohibited transaction class exemptions ("PTCEs") issued by the U.S. Department of Labor may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the notes. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide a limited exemption for the purchase and sale of the notes and related lending transactions, provided that neither the issuer of the notes nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than adequate consideration in connection with the transaction (the so-called "service provider exemption"). There can be no assurance that any of these statutory or class exemptions will be available with respect to transactions involving the notes.

Accordingly, the notes may not be purchased or held by any Plan, any entity whose underlying assets include "plan assets" by reason of any Plan's investment in the entity (a "Plan Asset Entity") or any person investing "plan assets" of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the service-provider exemption or there is some other basis on which the purchase and holding of the notes will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code. Each purchaser or holder of the notes or any interest therein will be deemed to have represented by its purchase or holding of the notes that (a) it is not a Plan and its purchase and holding of the notes is not made on behalf of or with "plan assets" of any Plan or (b) its purchase and holding of the notes will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Certain governmental plans (as defined in Section 3(32) of ERISA), church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) ("Non-ERISA Arrangements") are not subject to these "prohibited transaction" rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or regulations ("Similar Laws"). Accordingly, each such purchaser or holder of the notes shall be required to represent (and deemed to have represented by its purchase of the notes) that such purchase and holding is not prohibited under applicable Similar Laws.

Due to the complexity of these rules, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with "plan assets" of any Plan consult with their counsel regarding the relevant provisions of ERISA, the Code or any Similar Laws and the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1, 84-14, the service provider exemption or some other basis on which the acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a violation of any applicable Similar Laws.

The notes are contractual financial instruments. The financial exposure provided by the notes is neither a substitute or proxy for, nor is it intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the notes. The notes have not been designed and shall not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the notes.

Each purchaser or holder of any notes acknowledges and agrees that:

(i)   the purchaser, holder or purchaser or holder's fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not and shall not rely in any way upon us or our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the notes, (B) the purchaser or holder's investment in the notes, or (C) the exercise, or failure to exercise, any rights we have under or with respect to the notes;

(ii)   we and our affiliates have and shall act solely for our own account in connection with (A) all transactions relating to the notes and (B) all hedging transactions in connection with our obligations under the notes;

(iii)   any and all assets and positions relating to hedging transactions by us or our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of any investor;

(iv)   our interests are adverse to the interests of any purchaser or holder; and

(v)   neither we nor any of our affiliates are fiduciaries or advisers of the purchaser or holder in connection with any such assets, positions or transactions and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase, holding and subsequent disposition of the notes does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any applicable Similar Laws. The sale of any notes to any Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement, or that such an investment is appropriate for Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement.

The JPMorgan
ETF Efficiente Index Series
Index Rules



December 1, 2010

PART A

THE JPMORGAN ETF EFFICIENTE INDEX SERIES
INDEX RULES

1. Introduction

This document comprises the rules of the JPMorgan ETF Efficiente Index Series, a family of notional rules-based proprietary indices. The rules are divided into Part A (which includes Schedule 1 and applies to every index comprised in the JPMorgan ETF Efficiente Index Series) and Part B.

Table A in Schedule 1 sets out each index in the JPMorgan ETF Efficiente Index Series (each, an "**ETF Efficiente Index**" and together the "**ETF Efficiente Indices**"). The relevant parameters for each ETF Efficiente Index (Target Volatility, Fee, Start Date, Index Level on the Start Date and Weighting Constraints) are provided in the applicable module in Part B for such ETF Efficiente Index.

The Rules may be supplemented, amended or restated from time to time at the discretion of J.P. Morgan Securities Ltd. ("**JPMSL**") in its capacity as Index Calculation Agent. The Rules will be re-published no later than one calendar month following supplementation or amendment to reflect any such changes. Copies of the current Rules are available from JPMSL upon request.

This document is published by JPMSL of 125 London Wall, London EC2Y 5AJ, UK in its capacity as Index Calculation Agent.

ALL PERSONS READING THIS DOCUMENT SHOULD REFER TO THE RISK FACTORS AND NOTICES, DISCLAIMERS AND CONFLICTS OF INTEREST SECTIONS BELOW AND CONSIDER THE INFORMATION CONTAINED IN THIS DOCUMENT IN LIGHT OF SUCH RISK FACTORS, NOTICES, DISCLAIMERS AND CONFLICTS OF INTEREST.

NOTHING IN THESE RULES CONSTITUTES AN OFFER TO BUY OR SELL ANY SECURITIES, PARTICIPATE IN ANY TRANSACTION OR ADOPT ANY INVESTMENT STRATEGY OR LEGAL, TAX, REGULATORY OR ACCOUNTING ADVICE.

2. General Notes on the ETF Efficiente Indices

Each ETF Efficiente Index is a notional dynamic basket that tracks the excess return of a basket consisting of twelve exchange-traded funds (each, an "**ETF Constituent**"), with dividends reinvested, and the JPMorgan Cash Index 3 Month (the "**Cash Constituent**"), over the return of the Cash Constituent. The ETF Constituents and the Cash Constituent will be referred to together as the Basket Constituents; *provided that* the Basket Constituents are subject to the provisions of Section 10 (*Extraordinary Events*) below. The ETF Constituents represent a diverse range of asset classes and geographic regions. Unless a Market Disruption Event has occurred and is continuing, the weight assigned to each Basket Constituent within an ETF Efficiente Index will be adjusted on a monthly basis on the first Index Business Day of each month (each such day, a "**Re-weighting Date**") (as described in Section 7 (*ETF Efficiente Index Rebalancing*) below).

The weight assigned to each Basket Constituent on a Re-weighting Date will be determined on the day that is two Index Business Days before the Re-weighting Date (the "**Re-weighting Selection Date**") by reference to the returns and volatilities of multiple hypothetical portfolios comprising the Basket Constituents measured over the immediately preceding Performance Observation Period.

The re-weighting methodology (as described in more detail below) seeks to identify a weight for each of the Basket Constituents that would have resulted in the hypothetical portfolio with the highest return over the relevant Performance Observation Period, subject to an annualized volatility over the same period equal to or less than a specified volatility (the "**Target Volatility**"). The Target Volatility for each ETF Efficiente Index is specified in the applicable module in Part B.

No assurance can be given that the investment strategy used to construct any ETF Efficiente Index will be successful or that any ETF Efficiente Index will outperform any alternative basket or strategy that might be constructed from the Basket Constituents. Furthermore, no assurance can be given that any ETF Efficiente

Index will achieve its Target Volatility. The actual realized volatility of each ETF Efficiente Index may be greater or less than its Target Volatility.

Subject to the occurrence of a Market Disruption Event, the level of each ETF Efficiente Index (the "**Index Level**") will be calculated by the Index Calculation Agent on each Index Business Day to an accuracy of two decimal places. The Index Level is calculated in USD in accordance with the methodology set out in Section 8 (*ETF Efficiente Index Level*) below.

Each ETF Efficiente Index is described as a notional basket of assets because there is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. Each ETF Efficiente Index merely references certain assets, the performance of which will be used as a reference point for calculating the Index Level.

3. Index Calculation Agent

JPMSL or any affiliate or subsidiary designated by it will act as calculation agent (the "**Index Calculation Agent**") for each ETF Efficiente Index. The Index Calculation Agent's determinations in respect of each ETF Efficiente Index and interpretation of these Rules are final. Further information is contained in the statement of Responsibility set out in Section 12 (*Responsibility*) below.

4. The Basket Constituents

The notional basket of assets for each ETF Efficiente Index (the "**Basket Constituents**" and each a "**Basket Constituent**") is set out in Table 1 below. Table 1 also contains the Bloomberg ticker for each Basket Constituent for ease of identification, and for each ETF Constituent the Exchange and Related Exchange for such ETF Constituent.

Table 1

i	Basket Constituent Name	Bloomberg Ticker	Primary Exchange for ETF	Related Exchange
1	SPDR S&P 500 ETF Trust	SPY	NYSE Arca	All Exchanges
2	iShares Russell 2000 Index Fund	IWM	NYSE Arca	All Exchanges
3	iShares MSCI EAFE Index Fund	EFA	NYSE Arca	All Exchanges
4	iShares Barclays 20+ Year Treasury Bond Fund	TLT	NYSE Arca	All Exchanges
5	iShares iBOXX Investment Grade Corporate Bond Fund	LQD	NYSE Arca	All Exchanges
6	iShares iBOXX High Yield Corporate Bond Fund	HYG	NYSE Arca	All Exchanges
7	iShares MSCI Emerging Markets Index Fund	EEM	NYSE Arca	All Exchanges
8	iShares JPMorgan USD Emerging Markets Bond Fund	EMB	NYSE Arca	All Exchanges
9	iShares Dow Jones Real Estate Index Fund	IYR	NYSE Arca	All Exchanges
10	iShares S&P GSCI Commodity-Indexed Trust	GSG	NYSE Arca	All Exchanges
11	SPDR Gold Trust	GLD	NYSE Arca	All Exchanges

12	iShares Barclays US Treasury Inflation Protected Securities Fund	TIP	NYSE Arca	All Exchanges
13	JPMorgan Cash Index USD 3 Month	JPCAUS3M	N/A	N/A

5. Initial Composition of the ETF Efficiente Indices

On the applicable Start Date for the relevant ETF Efficiente Index, such ETF Efficiente Index comprised notional holdings in the Basket Constituents with Weights determined as of the Re-weighting Selection Date immediately preceding the Start Date (the "**Initial Re-weighting Selection Date**"), and effected as of the relevant Re-weighting Date (the "**Initial Re-weighting Date**") , which may also be the Start Date, in accordance with Section 6 (*Determining the Weights for the Basket Constituents*). References in these Rules to the "Re-weighting Date" or the "Re-weighting Selection Date", respectively, shall be deemed to include references to the Initial Re-weighting Date or the Initial Re-weighting Selection Date, respectively.

The composition of each ETF Efficiente Index will be adjusted in accordance with the methodology described in the remainder of these Rules.

The Index Level on the Start Date for each ETF Efficiente Index is provided in the applicable module for that ETF Efficiente Index in Part B. The Index Level for each ETF Efficiente Index was USD 100 on October 1, 2010 (the "**Base Date**").

6. Determining the Weights for the Basket Constituents

On the Initial Re-weighting Selection Date and thereafter on a monthly basis on each subsequent Re-weighting Selection Date, the Index Calculation Agent will determine the weight (the "**Weight**") to be assigned to each Basket Constituent on the immediately following Re-weighting Date in accordance with the methodology described in this Section 6.

6.1 Identifying the Performance Observation Periods

On each Re-weighting Selection Date k, the Index Calculation Agent will identify the applicable Performance Observation Period k (being the period of 126 Weekdays prior to and including the Re-weighting Selection Date k) (the "**Performance Observation Period**").

6.2 Identifying the Unique Portfolio for Each Performance Observation Period

With respect to the applicable Performance Observation Period identified by the Index Calculation Agent with respect to a Re-weighting Selection Date k, the Index Calculation Agent will:

(a)   Calculate the Closing TR Level of each ETF Constituent and obtain the Closing Level of each Basket Constituent that is an index, including the Cash Constituent, for each Weekday during the relevant Performance Observation Period. If any such Weekday is not a Dealing Day with respect to a Basket Constituent or if the Index Calculation Agent cannot obtain relevant reliable information from third party sources, the Closing TR Level or Closing Level, as the case may be, for that Basket Constituent in respect of such Weekday shall be deemed to be the Closing TR Level or the Closing Level, as the case may be, for that Basket Constituent as of the immediately preceding Dealing Day for that Basket Constituent for which the Index Calculation Agent can obtain relevant reliable information from third party sources;

(b)   Identify all possible Eligible Portfolios in accordance with Section 6.4 (*Eligible Portfolios*) below.

(c)   Calculate the Performance of each such Eligible Portfolio over the relevant Performance Observation Period in accordance with the following formula:

$$P_k^j = \left(\sum_{i=1}^{13} \frac{S_k^i}{S_{k,0}^i} \times \lambda_j^i \right) - 1$$

where:

P_k^j means the Performance of Eligible Portfolio j on Re-weighting Selection Date k;

S_k^i means (a) the Closing TR Level of Basket Constituent i on Re-weighting Selection Date k if such Basket Constituent is an ETF Constituent or (b) the Closing Level of Basket Constituent i on Re-weighting Selection Date k if such Basket Constituent is an index;

$S_{k,0}^i$ means (a) the Closing TR Level of Basket Constituent i on the first Weekday of Performance Observation Period k if such Basket Constituent is an ETF Constituent or (b) the Closing Level of Basket Constituent i on the first Weekday of Performance Observation Period k if such Basket Constituent is an index;

λ_j^i means the weighting of Basket Constituent i within Eligible Portfolio j.

Closing TR Level means, subject to the provisions of Section 9 (*Market Disruption Events*), with respect to Basket Constituent i if such Basket Constituent is an ETF Constituent and a Dealing Day, t, the Closing Level of the ETF Constituent with dividends re-invested, which will be determined as follows:

$$\text{ClosingTRLevel}_t^i = \text{ClosingTRLevel}_{t-1}^i \times \left(\frac{\text{ClosingLevel}_t^i + d_t^i}{\text{ClosingLevel}_{t-1}^i} \right)$$

where

$\text{ClosingTRLevel}_{t-1}^i$ means the Closing TR Level of ETF Constituent i on the Dealing Day immediately preceding Dealing Day t

ClosingLevel_t^i means the Closing Level of ETF Constituent i on Dealing Day t

$\text{ClosingLevel}_{t-1}^i$ means the Closing Level of ETF Constituent i on the Dealing Day immediately preceding Dealing Day t

d_t^i means

    (a) if Dealing Day t is an Ex Dividend Date for ETF Constituent i, the Gross Dividend Amount of ETF Constituent i in respect of such Ex-Dividend Date; and

    (b) otherwise, 0.

For purposes of determining the Closing TR Level for any ETF Constituent for any Dealing Day, if the immediately preceding Dealing Day ("**Prior Dealing Day**") for such ETF Constituent was a Disrupted Day then, in the formula for determining the Closing TR Level for such Dealing Day, (i) the Closing TR Level for that Prior Dealing Day shall be replaced with the Closing TR Level on the immediately preceding Dealing Day that was not a Disrupted Day (the "**Prior Non-Disrupted Dealing Day**") for such ETF Constituent, (ii) the Closing Level for that Prior Dealing Day shall be replaced with the Closing Level on the Prior Non-Disrupted Dealing Day for such ETF Constituent, and (iii) the Gross Dividend Amount of the ETF Constituent in respect of such Dealing Day shall be replaced with the sum of the Gross Dividend Amounts of the ETF Constituent in respect of all days from and excluding the Prior Non-Disrupted Dealing Day to and including such Dealing Day.

(d)   Calculate the Realized Volatility of each such Eligible Portfolio over Performance Observation Period k in accordance with the following formula:

$$\sigma_k^j = \sqrt{\frac{L \times \sum_{n=1}^{L}\left(R_{k,n}^j\right)^2 - \left(\sum_{n=1}^{L}\left(R_{k,n}^j\right)\right)^2}{L^2}} \times 260$$

where:

σ_k^j means the Realized Volatility of Eligible Portfolio j on Re-weighting Selection Date k;

L means 125, the number of Weekday returns during Performance Observation Period k;

$R_{k,n}^j$ means the weighted sum of the natural logarithms of daily returns of each Basket Constituent from Weekday n-1 to Weekday n in Performance Observation Period k, calculated in accordance with the following formula:

$$R_{k,n}^j = \sum_{i=1}^{13} \lambda_j^i \times \ln\left(\frac{S_{k,n}^i}{S_{k,n-1}^i}\right)$$

where:

$S_{k,n}^i$ means (a) the Closing TR Level of Basket Constituent i on Weekday n in Performance Period k if such Basket Constituent is an ETF Constituent or (b) the Closing Level of Basket Constituent i on Weekday n in Performance Observation Period k if such Basket Constituent is an index;

$S_{k,n-1}^i$ means (a) the Closing TR Level of Basket Constituent i on Weekday n-1 in Performance Period k if such Basket Constituent is an ETF Constituent or (b) the Closing Level of Basket Constituent i on Weekday n-1 in Performance Observation Period k if such Basket Constituent is an index;

λ_j^i means the weighting of Basket Constituent i within Eligible Portfolio j.

(e)   Select the Eligible Portfolio with the strongest performance over the relevant Performance Observation Period (with a precision of as many decimal places as necessary) that has an annualized Realized Volatility equal to or less than the Target Volatility. The Eligible Portfolio that satisfies these criteria is known as the "**Unique Portfolio**" for that Performance Observation Period.

(f)   If none of the Eligible Portfolios has an annualized Realized Volatility of equal to or less than the Target Volatility, the Index Calculation Agent shall increase the Target Volatility by one per cent. (1%) and repeat step 6.2(e) above until a Unique Portfolio is selected. These steps, including an increase to the Target Volatility, may be repeated further until a Unique Portfolio is selected.

6.3   Determining the Weight to be assigned to each Basket Constituent on the relevant Re-weighting Date

The Weight to be assigned to each Basket Constituent as of any Re-weighting Date will be determined by the Index Calculation Agent as the weight assigned to such Basket Constituent within the Unique Portfolio identified with respect to the immediately preceding Re-weighting Selection Date in accordance with Section 6.2 above.

The effective Weight of each of the Basket Constituents within each ETF Efficiente Index may fluctuate during the period from one Re-weighting Date to the next Re-weighting Date due to movements in the level of the Basket Constituents.

6.4   Eligible Portfolios & Weighting Constraints

For each ETF Efficiente Index, an "**Eligible Portfolio**" is any hypothetical portfolio of Basket Constituents that comprises all thirteen (13) of the Basket Constituents and that satisfies the "**Weighting Constraints**" detailed in the applicable module in Part B for such ETF Efficiente Index.

7. ETF Efficiente Index Rebalancing

Unless a Market Disruption Event has occurred and is continuing, the relevant ETF Efficiente Index will be rebalanced on the first Index Business Day of each calendar month.

8. ETF Efficiente Index Level

Unless a Market Disruption Event has occurred and is continuing, the Index Level of each ETF Efficiente Index will be calculated by the Index Calculation Agent for each Index Business Day in accordance with the following algorithm:

On the Base Date the Index Level was 100 for each ETF Efficiente Index. On each Index Business Day t from but excluding Re-weighting Date k to and including the next following Re-weighting Date k+1, the level of the ETF Efficiente Index will be calculated according to the following formula:

$$\text{Index}_{k,t} = Index_k \times \left(\text{Return}_{k,t} - Fee \times \frac{Days_{k,t}}{360} \right)$$

where:

$Index_{k,t}$ means the Index Level of the applicable ETF Efficiente Index on Index Business Day t;

$Index_k$ means the Index Level of the applicable ETF Efficiente Index on Re-weighting Date k;

Fee means the Fee specified in the applicable module in Part B for the applicable ETF Efficiente Index.

$Days_{k,t}$ means the number of calendar days from but excluding Re-weighting Date k to and including Index Business Day t

$$\text{Return}_{k,t} = \left(\sum_{i=1}^{13} \frac{S_{k,t}^i}{S_k^i} \times W_k^i \right) - \frac{S_{k,t}^{13}}{S_k^{13}} + 100\%$$

where:

$S_{k,t}^i$ means, for i=1 through 12, the Closing TR Level of Basket Constituent i if such Basket Constituent is an ETF Constituent, or the Closing Level for Basket Constituent i if such Basket Constituent is an index that is not the Cash Constituent, on Index Business Day t;

S_k^i means, for i=1 through 12, the Closing TR Level of Basket Constituent i if such Basket Constituent is an ETF Constituent ,or the Closing Level for Basket Constituent i if such Basket Constituent is an index that is not the Cash Constituent, on Re-weighting Date k;

W_k^i means the Weight assigned to Basket Constituent i on Re-weighting Date k (for all Basket Constituents);

$S_{k,t}^{13}$ means the Closing Level of Basket Constituent i=13 (the Cash Constituent) on Index Business Day t;

S_k^{13} means the Closing Level of Basket Constituent i=13 (the Cash Constituent) on Re-weighting Date k;

where i for each Basket Constituent is the number (1 through 13) assigned to that Basket Constituent in Table 1 in Section 4 (*The Basket Constituents*) (above).

9. Market Disruption

9.1 On a Re-weighting Selection Date

If a Re-weighting Selection Date is a Disrupted Day in respect of any Basket Constituent (each such Basket Constituent for these purposes, an "**Affected Basket Constituent**"), then the relevant Re-weighting Selection Date shall remain the originally scheduled Re-weighting Selection Date and the Closing TR Level or Closing Level, as the case may be, for each Affected Basket Constituent in respect of such Disrupted Day shall be deemed to be the Closing TR Level or Closing Level, as the case may be, for the Affected Basket Constituent as of the immediately preceding Dealing Day for the Affected Basket Constituent that was not a Disrupted Day.

9.2   On a Re-weighting Date

If a Re-weighting Date is a Disrupted Day in respect of any Basket Constituent (each such Basket Constituent for these purposes, an "**Affected Basket Constituent**"), then the relevant Re-weighting Date shall be deemed to be the first following day that is a Dealing Day for all of the Basket Constituents and that is not a Disrupted Day for any Basket Constituent, unless each of the five Index Business Days immediately following the day originally scheduled to be the Re-weighting Date is a Disrupted Day for any Basket Constituent, in which case such fifth Index Business Day following the day originally scheduled to be the relevant Re-weighting Date shall be deemed to be the relevant Re-weighting Date (notwithstanding that it is a Disrupted Day in respect of at least one Basket Constituent), and the Index Calculation Agent shall re-weight the relevant ETF Efficiente Index acting in good faith using such information and/or methods as it determines, in its reasonable discretion, are appropriate.

9.3 On an Index Business Day

If any Index Business Day is a Disrupted Day for one or more Basket Constituents (each such Basket Constituent for these purposes, an "**Affected Basket Constituent**"), the Index Calculation Agent may either:

(a)   calculate its good faith estimate of the Index Level for such Index Business Day, using its good faith estimate of the Closing Level and/or Closing TR Level of the Affected Basket Constituent(s). Any such estimated level may be subject to correction on the first succeeding Index Business Day that is not a Disrupted Day in respect of such Affected Basket Constituent and on the first succeeding Index Business Day that is not a Disrupted Day in respect of any Basket Constituent; or

(b)   suspend the calculation and publication of the Index Level until the first succeeding Index Business Day that is not a Disrupted Day in respect of any Basket Constituent.

For purposes of determining the Closing TR Level for any ETF Constituent for any Dealing Day, if the Prior Dealing Day for such ETF Constituent was a Disrupted Day then, in the formula for determining the Closing TR Level for such Dealing Day, (i) the Closing TR Level for that Prior Dealing Day shall be replaced with the Closing TR Level on the Prior Non-Disrupted Dealing Day for such ETF Constituent, (ii) the Closing Level for that Prior Dealing Day shall be replaced with the Closing Level on the Prior Non-Disrupted Dealing Day for such ETF Constituent, and (iii) the Gross Dividend Amount of the ETF Constituent in respect of such Dealing Day shall be replaced with the sum of the Gross Dividend Amount of the ETF Constituent in respect of all days from and excluding the Prior Non-Disrupted Dealing Day to and including such Dealing Day.

9.4   *Definitions Related to Market Disruption*

(a)   "**Disrupted Day**" means in respect of a Basket Constituent, a Dealing Day on which a Market Disruption Event occurs or is continuing in respect of such Basket Constituent.

(b)   A "**Market Disruption Event**" occurs if the Index Calculation Agent in its sole discretion determines that on any Dealing Day there has been:

(i) in respect of any Basket Constituent that is an index or any Reference Index of any ETF Constituent, a failure by the relevant sponsor to calculate and publish the Closing Level for such index on such Dealing Day, or any event that, in the determination of the Index Calculation Agent, disrupts or impairs the ability of market participants generally to effect transactions in or obtain market values for any securities or components that compose the relevant index, any options on instruments related to such securities or components, or relevant futures related to such securities or components, if such disruption or impairment relates to securities or components and related options or futures on the same or additional securities or components which securities and components in the aggregate compose 20 percent or more of the level of the relevant index; or

(ii) in respect of a Basket Constituent that is an equity index or any Reference Index of any ETF Constituent that is an equity index, an Equity Index Disruption Event; or

(iii) in respect of a Basket Constituent that is a commodity index, any Reference Index of any ETF Constituent that is a commodity index or any Reference Commodities of any ETF Constituent, a Commodity Disruption Event; or

(iv) in respect of an ETF Constituent, an ETF Disruption Event; and

the Index Calculation Agent determines in its sole discretion that the applicable event described above could materially interfere with the ability of market participants to transact in positions with respect to the relevant ETF Efficiente Index, any Basket Constituent or the Reference Index of any ETF Constituent.

For the purpose of determining whether a Market Disruption Event with respect to an index and a Dealing Day exists at any time, if trading in a security or component included in the applicable index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the level of the applicable index will be based on a comparison of (x) the portion of the level of the applicable index attributable to that security relative to (y) the overall level of the applicable index, in each case immediately before that suspension or limitation.

(c) "**Equity Index Disruption Event**" means, in each case as determined by the Index Calculation Agent in its sole discretion, subject to the provisions of Section 9.4(g):

(i) the occurrence or existence of a suspension, absence or material limitation of trading of securities then constituting 20% or more of the level of the equity index on the relevant primary exchanges for such securities for more than two hours of trading during, or during the last one-half hour period preceding the close of, the principal trading session on such relevant primary exchanges; or

(ii) if applicable, the occurrence or existence of a suspension, absence or material limitation of trading on the primary exchange or market for trading in futures or options contracts related to the equity index for more than two hours of trading during, or during the last one-half hour period preceding the close of, the principal trading session on such applicable exchange or market.

(d) "**Commodity Disruption Event**" means, in each case as determined by the Index Calculation Agent in its sole discretion:

(i) A material limitation, suspension, discontinuation or disruption of trading in one or more of the relevant Reference Commodities;

(ii) A material limitation, suspension, discontinuation or disruption of trading in one or more options or futures contracts on (x) a relevant commodity or commodities related to the relevant commodity index or (y) the relevant Reference Commodities, which results in failure by the relevant exchange on which any such option(s) and/or futures contract(s) is/are traded to report an official settlement price for such option(s) and/or futures contract(s) on the day on which such event occurs or any succeeding day on which it continues;

(iii) a limitation, suspension or disruption of trading in one or more options or futures contracts on (x) a relevant commodity or commodities related to the relevant commodity index or (y) the relevant Reference Commodities, by reason of movements exceeding "limit up" or "limit down" levels permitted by the relevant exchange and which the Index Calculation Agent determines is material to trading volume and market conditions in such option(s) or futures contract(s) on such Dealing Day;

(iv) publication by the relevant exchange of a "limit price" as the official settlement price for any futures contract on (x) the relevant commodity or commodities related to the relevant commodity index or (y) the relevant Reference Commodities (by reason of movements exceeding "limit up" or "limit down" levels permitted by the relevant exchange);

(v) the occurrence of a Non-Publication Event;

(vi) the relevant exchange for any futures contracts on (x) the relevant commodity or commodities related to the relevant commodity index or (y) the relevant Reference Commodities is not open for trading during its regular trading session as scheduled for the relevant day; or

(vii) the relevant market for any Reference Commodity is not open for trading during its regular trading session as scheduled for the relevant day.

(e) "**Non-Publication Event**" means, the failure by the relevant exchange, index sponsor of the relevant commodity index or other price source to announce publicly or publish the following (or the information necessary for determining the following): (a) the official settlement price for any relevant futures contract on (x) the relevant commodity or commodities related to the relevant commodity index or (y) the relevant Reference Commodities; or (b) the closing level of the relevant commodity index, in either case by noon (London time) on the immediately following Dealing Day, provided, however that the occurrence of such an event shall not constitute a "Non-Publication Event" in the case of clause (b) hereof if the Index Calculation Agent determines in its sole discretion by noon (London time) on such immediately following Dealing Day that the information necessary for determining the closing level of the relevant commodity index has been announced publicly or published by the relevant exchange, index sponsor of the relevant commodity index or other price source in which case the Index Calculation Agent shall determine the closing level of such commodity index (the closing level so determined being a "**Proxy Calculated Level**") in good faith and in a commercially reasonable manner.

(f) "**ETF Disruption Event**" means, in each case as determined by the Index Calculation Agent in its sole discretion, subject to the provisions of Section 9.4(g):

(i) the occurrence or existence of a suspension, absence or material limitation of trading of the shares of such ETF Constituent on the relevant primary exchange for such shares for more than two hours of trading during, or during the last one-half hour period preceding the close of, the principal trading session on such relevant primary exchange;

(ii) a breakdown or failure in the price and trade reporting systems of the relevant primary exchange for the shares of such ETF Constituent as a result of which the reported trading prices for such shares are materially inaccurate for more than two hours of trading during, or during the last one-half hour period preceding the close of, the principal trading session on such relevant primary exchange;

(iii) if applicable, the occurrence or existence of a suspension, absence or material limitation of trading on the primary exchange or market for trading in futures or options contracts related to the shares of such ETF Constituent or on any Related Exchange for such ETF Constituent for more than two hours of trading during, or during the last one-half hour period preceding the close of, the principal trading session in the applicable exchange or market;

(iv) the net asset value of such ETF Constituent is not calculated or is not announced by the Basket Constituent Sponsor; or

(v) the relevant sponsor of any ETF Constituent suspends creations or redemptions of shares of such ETF Constituent.

(g) For the purpose of determining whether an Equity Index Disruption Event or an ETF Disruption Event has occurred:

(1) a limitation on the hours or number of days of trading will not constitute an Equity Index Disruption Event or an ETF Disruption Event if it results from an announced change in the regular business hours of the relevant primary exchange or the primary exchange or market for trading in futures or options contracts related to the relevant shares;

(2) limitations pursuant to the rules of any relevant primary exchange similar to New York Stock Exchange Rule 80B (or any applicable rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to New York Stock Exchange Rule 80B as determined by the Index Calculation Agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading;

(3) a suspension of trading in futures or options contracts on the applicable equity index or shares of an ETF Constituent by the primary exchange or market for trading in such contracts or shares by reason of (a) a price change exceeding limits set by such exchange or market, (b) an imbalance of orders relating to such contracts or shares or (c) a disparity in bid and ask quotes relating to such contracts or shares, will constitute a suspension, absence or material limitation of trading in futures or options contracts related to the applicable equity index or the shares of such ETF Constituent; and

(4) a suspension, absence or material limitation of trading on any relevant primary exchange or, if applicable, on the primary exchange or market on which futures or options contracts related to the applicable equity index or the shares of such ETF Constituent are traded will not include any time when such exchange or market is itself closed for trading under ordinary circumstances.

10. Extraordinary Events

10.1 *Extraordinary Events for each Basket Constituent*

(i)   For any Basket Constituent, (a) if its level or net asset value is not calculated and is not announced by the Basket Constituent Sponsor for the relevant Basket Constituent, but is calculated and announced by a successor sponsor acceptable to the Index Calculation Agent, or (b) in the case of an index, if it is replaced by a successor index using, in the determination of the Index Calculation Agent, the same or a substantially similar formula for and method of calculation as used in the calculation of that Basket Constituent, or (c) in the case of an ETF Constituent, if it is replaced by a successor ETF whose Reference Commodities are the same as that of the replaced ETF Constituent or whose Reference Index is either the same as that of the replaced ETF Constituent or is an index using, in the determination of the Index Calculation Agent, the same or a substantially similar formula for and method of calculation as used in the calculation of the replaced ETF Constituent's Reference Index and, in any case, whose sponsor is acceptable to the Index Calculation Agent, then in the case of clause (a), (b) or (c) above that Basket Constituent will thereinafter be deemed to be the successor index or ETF so calculated and announced by that successor sponsor described in clause (a) above or that successor index or ETF described in clause (b) or (c) above, as the case may be, with effect from a date determined by the Index Calculation Agent who may make such adjustments to the Rules of the relevant ETF Efficiente Index as it determines in good faith are appropriate to account for such change. For the avoidance of doubt, the Index Calculation Agent shall not accept a particular successor ETF or successor index if the Index Calculation Agent determines, in its discretion, that doing so would immediately result in the occurrence of an Extraordinary Event. Upon the acceptance of a successor ETF or successor index, such successor shall take the place of the relevant Basket Constituent. For the avoidance of doubt, the prior performance of such successor shall be used in the identification of the Unique Portfolio for future Performance Observation Periods.

(ii)   If an Extraordinary Event occurs in respect of a Basket Constituent, the Index Calculation Agent, acting in good faith and a commercially reasonable manner, shall select as a substitute for such Basket Constituent an exchange-traded fund or index that the Index Calculation Agent determines, in its discretion, possesses substantially similar characteristics or provides a substantially similar exposure (as considered prior to the occurrence of such Extraordinary Event, with the understanding that an exchange-traded fund can be substantially similar to an index and vice versa) as compared to the Basket Constituent that is being replaced (such substitute ETF or index being referred to herein as a "substitute ETF" or "substitute index", respectively); in such a case, the Index Calculation Agent shall, in good faith, make such adjustment(s) that it determines to be appropriate to any variable, calculation methodology, valuation terms or any other rule in relation to the relevant ETF Efficiente Index to account for such substitution; *provided that* the Index Calculation Agent shall not select a substitute ETF for the Cash Constituent, but may select a substitute index for the Cash Constituent; *provided further that* for any Basket Constituent other than the Cash Constituent if the Index Calculation Agent determines, in its discretion, that no such substitute ETF and no such substitute index is available, then the Index Calculation Agent will, in its discretion, (x) determine its good faith estimate of the closing price of such Basket Constituent as of a date on or prior to the occurrence of such Extraordinary Event and use such estimate of the closing price (without modification over time) in respect of such Basket Constituent in subsequent calculations of the Index Level of the relevant ETF Efficiente Index until the immediately following Re-Weighting Date, (y) replace such Basket Constituent with the Cash Constituent as its substitute and (z) in good faith, make such adjustment(s) that it determines to be appropriate to any variable, calculation methodology, valuation terms or any other rule in relation to the relevant ETF Efficiente Index to account for such substitution (for the avoidance of doubt, as a result of such a replacement of any Basket Constituent with the Cash Constituent, the aggregate Weight of the Cash Constituent would be allowed to exceed the Weighting Constraints specific to the Cash

Constituent, because a portion of such aggregate Weight would be subject to the Weighting Constraints specific to the replaced Basket Constituent and not the Weighting Constraints specific to the Cash Constituent); *provided further that* for the Cash Constituent if the Index Calculation Agent determines, in its discretion, that no such substitute ETF and no such substitute index is available, then the Index Calculation Agent will, in its discretion, calculate the level of the Cash Constituent using, in lieu of a published level for the Cash Constituent the level for the Cash Constituent as of any future Index Business Day as determined by the Index Calculation Agent in accordance with the formula for and method of calculating that Cash Constituent last in effect prior to the occurrence of such Extraordinary Event, but using only the types of components that comprised that Cash Constituent immediately prior to such Extraordinary Event (and in the case of components with an expiration or maturity, any components required to roll any expiring positions in accordance with the formula for and method of calculating that Cash Constituent shall be permitted). For the avoidance of doubt, the index calculation agent would not be obliged to select a particular substitute ETF or substitute index if the index calculation agent determines, in its discretion, that doing so would result in the occurrence of an Extraordinary Event in respect of such particular substitute ETF or substitute index, considering such particular substitute ETF or substitute index either (A) at the time as of which the relevant Basket Constituent would be replaced or (B) for the time period during which the relevant Basket Constituent that is being replaced had been included in the relevant ETF Efficiente Index. Upon the selection of a substitute ETF or substitute index, such substitute shall take the place of the relevant Basket Constituent. For the avoidance of doubt, the prior performance of such substitute shall be used in the identification of the Unique Portfolio for future Performance Observation Periods.

"**Extraordinary Event**" in respect of a Basket Constituent means:
    (1)   for any Basket Constituent that is an index (including, for the avoidance of doubt, the Cash Constituent), the Basket Constituent Sponsor makes a material change in the formula for or the method of calculating that index or in any other way materially modifies that index (other than a modification prescribed in that formula or method to maintain that index in routine circumstances);
    (2)   for any Basket Constituent that is an ETF Constituent, the sponsor of the relevant Reference Index of the ETF makes a material change in the formula for or the method of calculating that Reference Index of the ETF or in any other way materially modifies that Reference Index of the ETF (other than a modification prescribed in that formula or method to maintain that Reference Index of the ETF in routine circumstances);
    (3)   for any Basket Constituent that is an ETF Constituent, the Basket Constituent Sponsor replaces the Reference Commodities or replaces the Reference Index of the ETF with a successor index that does not, in the determination of the Index Calculation Agent, use the same or a substantially similar formula for and method of calculation as used in the calculation of the replaced Reference Index of the ETF;
    (4)   for any Basket Constituent, the Basket Constituent Sponsor permanently cancels the Basket Constituent, and no successor exists, or the Basket Constituent's level or net asset value is not calculated and is not announced by the Basket Constituent Sponsor for the relevant Basket Constituent, and is not calculated and announced by a successor sponsor acceptable to the Index Calculation Agent;
    (5)   in respect of any Basket Constituent that is an index, a failure by the relevant sponsor to calculate and publish the Closing Level for such index for 5 consecutive Dealing Days;
    (6)   an ETF Constituent is de-listed from the relevant Exchange for such ETF Constituent, liquidated, or otherwise terminated;
    (7)   a Lock-In Event occurs in respect of an ETF Constituent;
    (8)   in respect of a Basket Constituent, at any time, the licence granted (if required) by a non-affiliate of the Index Calculation Agent to the Index Calculation Agent (or its affiliates) to use such Basket Constituent for the purposes of the relevant ETF Efficiente Index terminates, or the Index Calculation Agent's rights to use the Basket Constituent for the purpose of the relevant ETF Efficiente Index is otherwise disputed by a non-affiliate of the Index Calculation Agent, impaired or ceases (for any reason); or
    (9)   the occurrence (and/or continuation) of a Change in Law.

A "**Lock-In Event**" occurs when one or more of the following events occur, and the Index Calculation Agent determines in its sole discretion that such event or combination of events is material (although, for the avoidance of doubt, the Index Calculation Agent has no obligation to monitor actively whether or not any of the following events has occurred):

(a) There is an amendment, variation or modification to the offering documents of any ETF Constituent, that, in the reasonable determination of the Index Calculation Agent, would materially adversely affect the ability of market participants to trade in shares of the ETF Constituent;

(b) The Average Daily Trading Volume of any ETF Constituent other than those specified in clause (c) of this definition of Lock-In Event declines below $50 million;

(c) The Average Daily Trading Volume of any ETF Constituent numbered 8 (EMB) or 10 (GSG) in Table 1 (in Section 4 (*The Basket Constituents*)) or any successor to or substitute for any of those ETF Constituents declines below $7.5 million;

(d) The Market Capitalization of any ETF Constituent declines below $500 million;

(e) The net asset value of any ETF Constituent is not calculated or is not announced by the relevant Basket Constituent Sponsor for 5 consecutive Dealing Days for such ETF Constituent;

(f) The relevant sponsor of the Reference Index of any ETF Constituent fails to calculate and publish the Closing Level for such index for 5 consecutive Dealing Days; or

(g) The relevant sponsor of any ETF Constituent suspends creations or redemptions of shares of such ETF Constituent for 5 consecutive Dealing Days or announces a suspension of unlimited duration of such creations or redemptions.

A "**Change in Law**" occurs when, due to either:

(a) the adoption of, or any change in, any applicable law, regulation or rule (including, without limitation, any tax law); or

(b) the promulgation of, or any change in, the interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law, rule, regulation or order (including, without limitation, as implemented by the U.S. Commodity Futures Trading Commission or any exchange or trading facility),

the Index Calculation Agent determines in good faith that (x) it is contrary to such law, rule, regulation or order for any market participants that are brokers or financial intermediaries (individually or collectively) to hold, acquire or dispose of (in whole or in part) any Basket Constituent, any transaction referencing any Basket Constituent or any component of any Basket Constituent or of any Reference Index of any ETF Constituent or, (y) holding a position in any Basket Constituent, any transaction referencing any Basket Constituent or any component of any Basket Constituent or of any Reference Index of any ETF Constituent is (or, but for the consequent disposal or termination thereof, would otherwise be) in excess of any allowable position limit(s) applicable to any market participants that are brokers or financial intermediaries (individually or collectively) under any such law, rule or regulation in relation to such Basket Constituent, transaction referencing the Basket Constituent or component of the Basket Constituent or of the Reference Index of the ETF Constituent, including in any case traded on any exchange(s) or other trading facility (including, without limitation, any relevant exchange).

10.2   *Anti-Dilution Adjustments*

With respect to each ETF Constituent (or the relevant successor or substitute ETF), the Index Calculation Agent will make anti-dilution adjustments to the Closing Level of such ETF Constituent only (a) if the shares of an ETF Constituent are subject to a share split or reverse share split, once such split has become effective, and (b) if an ETF Constituent is subject to (i) an issuance of additional shares of such ETF Constituent that is given ratably to all or substantially all holders of shares of such ETF Constituent or (ii) a distribution of shares of such ETF Constituent as a result of the triggering of any provision of the corporate charter of such ETF Constituent, once the dividend or distribution has become effective and the shares of such ETF Constituent are trading ex-dividend. The Index Calculation Agent will be solely responsible for the determination and calculation of any such anti-dilution adjustments and any related determinations and calculations, and its determinations and calculations with respect thereto will be conclusive in the absence of manifest error.

11. Corrections

If (i) the Closing Level of any Basket Constituent as of any date which is published or otherwise made available in respect of the relevant Basket Constituent is subsequently corrected and such correction is published or otherwise made available in respect of such Basket Constituent; or (ii) the Index Calculation Agent identifies an error or omission in any of its calculations or determinations in respect of an ETF Efficiente Index, then the Index Calculation Agent may, if practicable and if the Index Calculation Agent determines acting in good faith that such correction, error or omission (as the case may be) is material, adjust or correct the relevant calculation or determination and/or the Index Level as of any Index Business Day to take into account such correction.

12. Responsibility

The Index Calculation Agent shall act in good faith and in a commercially reasonable manner with respect to the performance of its obligations and the exercise of its discretion pursuant to these Rules.

Although these Rules are intended to be comprehensive, ambiguities may arise. In such circumstances, the Index Calculation Agent will resolve such ambiguities in a reasonable manner and, if necessary, amend these Rules to reflect such resolution.

Neither the Index Calculation Agent nor any of its affiliates or subsidiaries or any of their respective directors, officers, employees, representatives, delegates or agents (each a "**Relevant Person**") shall have any responsibility to any person (whether as a result of negligence or otherwise) for any determinations made or anything done (or omitted to be determined or done) in respect of any ETF Efficiente Index or any use to which any person may put any ETF Efficiente Index or their Index Levels. All determinations of the Index Calculation Agent in respect of each ETF Efficiente Index shall be final, conclusive and binding and no person shall be entitled to make any claim against any of the Relevant Persons in respect thereof. Once a determination or calculation is made or action taken by the Index Calculation Agent in respect of an ETF Efficiente Index, neither the Index Calculation Agent nor any other Relevant Person shall be under any obligation to revise any determination or calculation made or action taken for any reason.

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Definitions

Terms not otherwise defined herein, shall have the following meanings:

"**Affected Basket Constituent**"   has the meaning given to such term in Sections 9.1, 9.2 and 9.3.

"**Average Daily Trading Volume**"   means, with respect to an ETF Constituent and an Index Business Day, the product of (a) the average volume of trading in the shares of such ETF Constituent on all exchanges over the preceding 6 month period, as reported by Bloomberg using the function ETF Ticker US HP and selecting a 6 month range or another information provider selected by the Index Calculation Agent, and (b) the Closing Level of such ETF Constituent on such Index Business Day. The Average Daily Trading Volume for each ETF Constituent on October 28, 2010 is provided in Schedule 2 to this Part A.

"**Base Date**"   means October 1, 2010, as specified in Section 5 (*Initial Composition of the ETF Efficiente Indices*).

"**Basket Constituent**"   has the meaning given to such term in Section 4 (*The Basket Constituents*), subject to the provisions of Section 10 (*Extraordinary Events*).

"**Basket Constituent Sponsor**"   means, in respect of a Basket Constituent, the sponsor or successor sponsor of such Basket Constituent.

"**Business Day**"   a day (other than a Saturday or a Sunday) on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in New York, New York.

"**Cash Constituent**"   means the JPMorgan Cash Index 3 Month or any successor or substitute determined pursuant to Section 10 (*Extraordinary Events*)

"**Cash Constituent Sponsor**"   means the sponsor or successor sponsor of the Cash Constituent

"**Change in Law**"   has the meaning given to such term in Section 10 (*Extraordinary Events*).

"**Closing Level**"   means, subject to the provisions of Section 9 (*Market Disruption*) and Section 10 (*Extraordinary Events*), (a) in respect of a Basket Constituent that is an index, including the Cash Constituent, and a Dealing Day, (i) the official closing level of the applicable Basket Constituent published by the Basket Constituent Sponsor for such Dealing Day; *provided, however* that if the Index Calculation Agent determines that such official closing level reflects manifest error on the part of the relevant Basket Constituent Sponsor, the Index Calculation Agent shall determine the closing level of the index in good faith and in a commercially reasonable manner or (ii) in such circumstances as set out in the definition of Non-Publication Event relating to the calculation of a Proxy Calculated Level, the Proxy Calculated Level, and (b) in respect of an ETF Constituent, and a Dealing Day, the last reported sale price, regular way (or, in the case of The NASDAQ Stock Market, the official closing price) of the principal trading session on such Dealing Day on the principal U.S. securities exchange registered under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), on which such ETF Constituent is listed or admitted to trading.

"**Closing TR Level**"	means, in respect of an ETF Constituent and a Dealing Day, as defined in Section 6.2 (*Identifying the Unique Portfolio for Each Performance Observation Period*).
"**Commodity Disruption Event**"	has the meaning given to such term in Section 9.4 (*Definitions Related to Market Disruption*).
"**Dealing Day**"	means, (a) in respect of any Basket Constituent that is an index, including the Cash Constituent, a day upon which the Closing Level for the Cash Constituent is (or, but for the occurrence of a Market Disruption Event, would have been) scheduled to be calculated and published by the relevant Basket Constituent Sponsor; and (b) in respect of an ETF Constituent, each day on which the primary exchange in the United States for such ETF Constituent is scheduled to be open for trading for its regular trading session.
"**Disrupted Day**"	has the meaning given to such term in Section 9.4 (*Definitions Related to Market Disruption*).
"**ETF Constituent**"	means a Basket Constituent that is an exchange-traded fund
"**ETF Disruption Event**"	has the meaning given to such term in Section 9.4 (*Definitions Related to Market Disruption*).
"**ETF Efficiente Index**"	means each index comprised in the JPMorgan ETF Efficiente Index Series
"**Eligible Portfolio**"	has the meaning given to such term in Section 6.4 (*Eligible Portfolios & Weighting Constraints)*
"**Equity Index Disruption Event**"	has the meaning given to such term in Section 9.4 (*Definitions Related to Market Disruption*).
"**Ex-Dividend Date**"	means, with respect to a dividend or other distribution for an ETF Constituent, the first trading day on which transactions in the shares of such ETF Constituent trade on the relevant exchange without the right to receive that dividend or other distribution.
"**Extraordinary Event**"	has the meaning given to such term in Section 10 (*Extraordinary Events*).
"**Fee**"	means the Fee specified in the applicable module in Part B for the applicable ETF Efficiente Index.
"**Gross Dividend Amount**"	means, in respect of an ETF Constituent and an Ex-Dividend Date for such ETF Constituent, 100% of the amount of any dividend or other distribution per share of the ETF Constituent that a shareholder in that ETF Constituent on that Ex-Dividend Date would no longer have the right to receive due to the occurrence of such Ex-Dividend Date, as determined by the Index Calculation Agent in its discretion on as (x) the amount of any cash dividend paid or other cash distribution made and (y) the fair market value of any distribution of shares of capital stock, evidences of indebtedness or other assets or property of such ETF Constituent (other than share dividends or distributions referred to in Section 10.2(b) (*Anti-Dilution Adjustments: Share Dividends or*

A-16

	Distributions). If a portion of such distribution consists of property traded on the Ex-Dividend Date on a U.S. national securities exchange, the fair market value of such portion will equal the closing price of such distributed property on such Ex-Dividend Date.
"**Index Business Day**"	means a day (i) on which the New York Stock Exchange is scheduled to open for trading for its regular trading session and (ii) that is a Dealing Day for all Basket Constituents.
"**Index Calculation Agent**"	has the meaning given to such term in Section 3 (*Index Calculation Agent*).
"**Index Level**"	has the meaning given to such term in Section 2 (*General Notes on the ETF Efficiente Indices*).
"**Initial Re-Weighting Date**"	has the meaning given to such term in Section 5 (*Initial Composition of the ETF Efficiente Indices*).
"**Initial Re-Weighting Selection Date**"	has the meaning given to such term in Section 5 (*Initial Composition of the ETF Efficiente Indices*).
"**JPMSL**"	means J.P. Morgan Securities Ltd.
"**Lock-In Event**"	has the meaning given to such term in Section 10 (*Extraordinary Events*).
"**Market Capitalization**"	means, with respect to an ETF Constituent and an Index Business Day, the market capitalization of the ETF Constituent as provided by Bloomberg on the "DES" page or by another information provider selected by the Index Calculation Agent for such ETF Constituent on such Index Business Day. The Market Capitalization for each ETF Constituent on October 28, 2010 is provided in Schedule 2 to this Part A.
"**Market Disruption Event**"	has the meaning given to such term in Section 9.4 (*Definitions Related to Market Disruption*).
"**Non-Publication Event**"	has the meaning given to such term in Section 9.4 (*Definitions Related to Market Disruption*).
"**Performance**"	means, in respect of an Eligible Portfolio and a Performance Observation Period, the performance of such Eligible Portfolio over such Performance Observation Period, as determined by the Index Calculation Agent using the algorithm(s) set out in Section 6
"**Performance Observation Period**"	has the meaning given to such term in Section 6.1 (*Identifying the Performance Observation Periods*).
"**Prior Dealing Day**"	has the meaning given to such term in Section 6.2 (*Identifying the Unique Portfolio for each Performance Observation Period*).
"**Prior Non-Disrupted Dealing Day**"	has the meaning given to such term in Section 6.2 (*Identifying the Unique Portfolio for each Performance Observation Period*).
"**Proxy Calculated Level**"	has the meaning given to such term in Section 9.4 (*Definitions Related to Market Disruption*).
"**Re-weighting Date**"	has the meaning given to such term in Section 2 (*General Notes on the ETF Efficiente Indices*).

"**Re-weighting Selection Date**"	has the meaning given to such term in Section 2 (*General Notes on the ETF Efficiente Indices*).
"**Realized Volatility**"	means, in respect of an Eligible Portfolio and a Performance Observation Period, the annualized realized volatility of such Eligible Portfolio over such Performance Observation Period, as determined by the Index Calculation Agent pursuant to Section 6.2 (*Identifying the Unique Portfolio for each Performance Observation Period*).
"**Reference Commodity**"	means with respect to an ETF Constituent, each commodity underlying such ETF Constituent.
"**Reference Index**"	means with respect to an ETF Constituent, the index underlying such ETF Constituent.
"**Related Exchange**"	means, in respect of any ETF Constituent, each exchange or quotation system, if any, specified as such in Table 1 (above in Section 4 (*The Basket Constituents*)), any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in futures or options contracts relating to the ETF Constituent has temporarily relocated (provided that the Index Calculation Agent has determined that there is comparable liquidity relative to the futures or options contracts relating to the ETF Constituent on such temporary substitute exchange or quotation system as on the original Related Exchange), provided, however, that where "All Exchanges" is specified as the Related Exchange, "Related Exchange" shall mean each exchange or quotation system (as determined by the Index Calculation Agent) where trading has a material effect (as determined by the Index Calculation Agent) on the overall market for futures or options contracts relating to the Share.
"**Rules**"	means the rules of the JPMorgan ETF Efficiente Index Series as set out in this document, as the same may be supplemented, amended or restated from time to time.
"**Start Date**"	for each ETF Efficiente Index, has the meaning given to such term in the applicable module in Part B.
"**Target Volatility**"	has the meaning given to such term in Section 2 (*General Notes on the ETF Efficiente Indices*) and is specified in the applicable module in Part B, subject to adjustment in accordance with Section 6.2(f).
"**Unique Portfolio**"	has the meaning give to such term in Section 6.2 (*Identifying the Unique Portfolio for Each Performance Observation Period*).
"**Weekday**"	means any day other than a Saturday or a Sunday.
"**Weight**"	means, in respect of a Basket Constituent and a Re-weighting Date, the weight assigned to that Basket Constituent within an ETF Efficiente Index as of the relevant Re-weighting Date, as determined by the Index Calculation Agent on the Re-weighting Selection Date immediately preceding that Re-weighting Date in accordance with Section 6 (*Determining the Weights for the Basket Constituents*)
"**Weighting Constraints**"	has the meaning given to such term in Section 6.4 (*Eligible Portfolios & Weighting Constraints*) and are detailed in the applicable module in Part B.

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Schedule 1:

The indices comprising the JPMorgan ETF Efficiente Index Series:

Table A below of this Schedule 1 sets out the name of each index in the JPMorgan ETF Efficiente Index Series. The relevant parameters for each ETF Efficiente Index are provided in the applicable module in Part B.

Name
JPMorgan ETF Efficiente 5 Index

This table may be amended from time to time to add additional ETF Efficiente Indices.

Schedule 2:

Appendix: Average Daily Trading Volume and Market Capitalization as of October 28, 2010

Table A.

	ETF Constituent Name	Bloomberg Ticker	Average Daily Trading Volume on the Start Date ($MM*)	Market Capitalization on the Start Date ($MM*)
1	SPDR S&P 500 ETF Trust	SPY	28,289	81,516
2	iShares Russell 2000 Index Fund	IWM	5,040	12,716
3	iShares MSCI EAFE Index Fund	EFA	1,428	36,203
4	iShares Barclays 20+ Year Treasury Bond Fund	TLT	763	3,194
5	iShares iBOXX Investment Grade Corporate Bond Fund	LQD	112	14,511
6	iShares iBOXX High Yield Corporate Bond Fund	HYG	101	7,174
7	iShares MSCI Emerging Markets Index Fund	EEM	3,417	47,972
8	iShares JPMorgan USD Emerging Markets Bond Fund	EMB	26	2,366
9	iShares Dow Jones Real Estate Index Fund	IYR	834	3,051
10	iShares S&P GSCI Commodity-Indexed Trust	GSG	13	1,582
11	SPDR Gold Trust	GLD	2,027	55,843
12	iShares Barclays US Treasury Inflation Protected Securities Fund	TIP	90	20,704

* Numbers have been rounded to the nearest $1 MM

PARAMETERS FOR EACH OF THE JPMORGAN ETF EFFICIENTE INDICES

MODULE B1: JPMORGAN ETF EFFICIENTE 5 INDEX

Name	JPMorgan ETF Efficiente 5 Index
Start Date	October 29, 2010
Index Level on the Start Date	100.53
Target Volatility	5.00%
Fee	0.50% per annum
Weighting Constraints	(i) The minimum possible Weight assigned to any Basket Constituent is zero percent (0%);
	(ii) The Weight assigned to each Basket Constituent is an integral multiple of five percent (5%);
	(iii) The maximum possible Weight assigned to (x) either of the JPMorgan Cash Index USD 3 Month or the iShares Barclays US Treasury Inflation Protected Securities Fund is fifty percent (50%), (y) the iShares Russell 2000 Index Fund or the iShares S&P GSCI Commodity-Indexed Trust or the SPDR Gold Trust is ten percent (10%), and (z) any other Basket Constituent is twenty percent (20%);
	(iv) The sum of the Weights assigned to the Basket Constituents numbered 1 through 3 in Table 1 (in Section 4 (*The Basket Constituents*) of Part A) shall not be greater than fifty per cent (50%). For the avoidance of doubt, the sum of the Weights assigned to the SPDR S&P 500 ETF Trust, iShares Russell 2000 Index Fund and iShares MSCI EAFE Index Fund shall not be greater than fifty per cent (50%);
	(v) The sum of the Weights assigned to the Basket Constituents numbered 4 through 6 in Table 1 (in Section 4 (*The Basket Constituents*) of Part A) shall not be greater than fifty per cent (50%) For the avoidance of doubt, the sum of the Weights assigned to the iShares Barclays 20+ Year Treasury Bond Fund, the iShares iBOXX Investment Grade Corporate Bond Fund, and the iShares iBoxx High Yield Corporate Bond Fund shall not be greater than fifty per cent (50%);
	(vi) The sum of the Weights assigned to the Basket Constituents numbered 7 and 8 in Table 1 (in Section 4 (*The Basket Constituents*) of Part A) shall not be greater than twenty-five per cent (25%) For the avoidance of doubt, the sum of the Weights assigned to the iShares MSCI Emerging Markets Index Fund and the iShares Emerging Markets Bond Fund shall not be greater than twenty-five per cent (25%);
	(vii) The sum of the Weights assigned to the Basket Constituents numbered 9 through 11 in Table 1 (in Section 4 (*The Basket Constituents*) of Part A) shall not be greater than twenty-five per cent (25%). For the avoidance of doubt, the sum of the Weights assigned to the iShares Dow Jones Real Estate Index Fund, the iShares S&P GSCI Commodity-Indexed Trust and the SPDR Gold Trust shall not be greater than twenty-five per cent (25%);
	(viii) The sum of the Weights assigned to the Basket Constituents numbered 12 and 13 in Table 1 (in Section 4 (*The Basket Constituents*) of Part A) shall not be greater than fifty per cent (50%). For the avoidance of doubt, the sum of the Weights assigned to the iShares Barclays US Treasury Inflation Protected Securities Fund and the JPMorgan Cash Index USD 3 Month shall not be greater than fifty per cent (50%); and
	(ix) The sum of (i) the Weights assigned to all the Basket Constituents shall be equal to one hundred per cent (100%).
	Consequently, as long as Weighting Constraints (iv) through (ix) above are satisfied, (a) the Weight

assigned to each Basket Constituent numbered 1, 3, 4, 5, 6, 7, 8 or 9 in Table 1 (in Section 4 (*The Basket Constituents*) of Part A) in an Eligible Portfolio may be any of 0%, 5%, 10%, 15%, or 20%; (b) the Weight assigned to each Basket Constituent numbered 2, 10 or 11 in Table 1 (in Section 4 (*The Basket Constituents*) of Part A) may be any of 0%, 5%, or 10%; and (c) the Weight assigned to the either of the Basket Constituents numbered 12 or 13 in Table 1 (in Section 4 (*The Basket Constituents*) of Part A) may be any of 0%, 5%, 10%, 15%, 20%, 25%, 30%, 35%, 40%, 45% or 50%.

Risk Factors

The following list of risk factors does not purport to be a complete enumeration or explanation of all the risks associated with an ETF Efficiente Index.

(a)   Proprietary and Rules-Based Trading Index

An ETF Efficiente Index follows a notional rules-based proprietary trading strategy that operates on the basis of pre-determined rules. Accordingly, potential investors in financial products which are linked to the performance of an ETF Efficiente Index should determine whether those rules as described in the Rules of that ETF Efficiente Index are appropriate in light of their individual circumstances and investment objectives.

No assurance can be given that the investment strategy on which an ETF Efficiente Index is based will be successful or that such ETF Efficiente Index will outperform any alternative strategy that might be employed in respect of the Basket Constituents.

(b)   Notional Exposures

An ETF Efficiente Index comprises notional assets and liabilities. The exposures to the Basket Constituents are purely notional and will exist solely in the records maintained by or on behalf of the Index Calculation Agent. Consequently, investors in financial products which are linked to the performance of an ETF Efficiente Index will not have any claim against any of the reference assets which comprise that ETF Efficiente Index. The strategy tracks the excess returns of a notional dynamic basket of assets over a cash investment and as such any allocation to the JPMorgan Cash Index will result in this portion of the portfolio not being invested.

(c)   Lack of Operating History

Each ETF Efficiente Index is only recently established and therefore has no history to evaluate its likely performance. Any back-testing or similar analysis performed by any person in respect of any ETF Efficiente Index must be considered illustrative only and may be based on estimates or assumptions not used by the Index Calculation Agent when determining the Index Level of that ETF Efficiente Index.

Past performance should not be considered indicative of future performance.

(d)   Market Risks

The performance of an ETF Efficiente Index is dependent on the performance of the 13 Basket Constituents (being the 12 ETF Constituents and the Cash Constituent). As a consequence, investors in financial products the return on which is linked to an ETF Efficiente Index should appreciate that their investment is exposed to the performance of the Basket Constituents.

(e)   Momentum Investment Strategy

Each ETF Efficiente Index is constructed using what is generally known as a momentum investment strategy. Momentum investing generally seeks to capitalize on positive trends in the price of assets. Even when the Closing Levels of the Basket Constituents are trending downwards, the ETF Efficiente Index will continue to be comprised of the 13 Basket Constituents (being the 12 ETF Constituents and the Cash Constituent). Due to the "long-only" construction of each ETF Efficiente Index in respect of all Basket Constituents, the Weight of each such Basket Constituent will not fall below zero in respect of each Re-weighting Date even if the relevant Basket Constituent displayed a negative performance over the relevant Performance Observation Periods.

Furthermore, the results that may be obtained from investing in any security or other investment or transaction linked to an ETF Efficiente Index may be significantly different from the results that could theoretically be obtained from investing in the Basket Constituents. Such differences may arise for a number of reasons including, but not limited to, the fees deducted from the Index Level.

(f)   Extraordinary Events

Following the occurrence of certain extraordinary events as described in Section 10 of the Rules, with respect to a Basket Constituent, the affected Basket Constituent may be replaced by a substitute Basket Constituent.

(g)   Index Calculation Agent Discretion

The Rules of each ETF Efficiente Index confer on the Index Calculation Agent discretion in making certain determinations and calculations from time to time. The exercise of such discretion in the making of calculations and determinations may adversely affect the performance of an ETF Efficiente Index. Without limitation to the generality of the foregoing, the Index Calculation Agent has discretion in relation to the calculation of the Index Level in the event of a Market Disruption Event.

(h)   Potential Conflicts of Interest

Potential conflicts of interest may exist in the structure and operation of each ETF Efficiente Index and in the course of the normal business activities of JPMorgan or any of its affiliates or subsidiaries or their respective directors, officers, employees, representatives, delegates or agents. Further information is set out in the disclaimer below.

The foregoing list of risk factors is not intended to be exhaustive. All persons should seek such advice as they consider necessary from their professional advisors, legal, tax or otherwise, without reliance on the Index Calculation Agent or any of its affiliates or subsidiaries or any of their respective directors, officers, employees, representatives, delegates or agents.

Notices, Disclaimers and Conflicts of Interest

These Rules have been prepared solely for informational purposes and nothing in these Rules constitutes an offer to buy or sell any securities, participate in any transaction or adopt any investment linked to an ETF Efficient Index or as legal, tax, regulatory, financial or accounting advice. These Rules may change at any time without prior notice.

Neither the Index Calculation Agent nor any of its affiliates or subsidiaries or their respective directors, officers, employees, representatives, delegates or agents (each a "**Relevant Person**") make any representation or warranty, whatsoever, express or implied, as to the results that may be obtained through the use of this document or any ETF Efficiente Index. Each Relevant Person hereby expressly disclaims, to the fullest extent permitted by law, all warranties of accuracy, completeness, merchantability, or fitness for a particular purpose with respect to any information contained in this document and no Relevant Person shall have any liability (direct or indirect, special, punitive, consequential or otherwise) to any person even if notified of the possibility of any such damages.

The Index Calculation Agent is under no obligation to continue the calculation, publication and dissemination of any ETF Efficiente Index or the Index Level.

During the course of their normal business, the Index Calculation Agent or any of the other Relevant Persons may (i) enter into or promote, offer or sell transactions or investments (structured or otherwise) linked to any ETF Efficiente Index and/or any of the Basket Constituents and/or (ii) act as an investment manager, investment advisor, administrator, custodian, prime broker or other service provider to any of the Basket Constituents. In addition, any Relevant Person may have, or may have had, interests or positions, or may buy, sell or otherwise trade positions in or relating to any ETF Efficiente Index or any of the Basket Constituents, or may invest or engage in transactions with other persons, or on behalf of such persons relating to any of these items. Such activity may or may not have an impact on the Index Level but all persons reading this document should be aware that a conflict of interest could arise where anyone is acting in more than one capacity, and such conflict may have an impact, positive or negative on the Index Level. Neither the Index Calculation Agent nor any other Relevant Person has any duty to consider the circumstances of any person when participating in such transactions or to conduct themselves in a manner that is favorable to anyone with exposure to any ETF Efficiente Index.

The Rules have been developed with the possibility of the Index Calculation Agent or any of the other Relevant Persons entering into or promoting, offering or selling transactions or investments (structured or otherwise) linked to any ETF Efficiente Index and hedging such transactions or investments in any manner that they see fit. Accordingly it should be assumed that these Rules have and will be analyzed from this point of view.

As mentioned above, each ETF Efficiente Index is described as a notional basket because there is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. Each ETF Efficiente Index merely identifies certain reference assets, the performance of which will be used as a reference point for calculating the Index Level.

No one may reproduce or disseminate the information contained in this document or the Index Level of any ETF Efficiente Index without the prior written consent of the Index Calculation Agent. This document is not intended for distribution to, or use by any person in, a jurisdiction where such distribution is prohibited by law or regulation.

The Rules shall be governed by and construed in accordance with the laws of New York.

Index Disclaimers

JPMorgan Indices

The JPMorgan Cash Index USD 3 Month (the "**JPM Cash Index**") is a widely used benchmark in the international capital markets and is determined, composed and calculated by J.P. Morgan Securities LLC ("**JPMS**") without regard to the ETF Efficiente Index.

JPMS has no obligation to take into account the interests of prospective investors in instruments linked to the ETF Efficiente Index when determining, composing or calculating the JPM Cash Index and can at any time and in its sole discretion, modify or change the method of calculating such index or cease its calculation, publication or dissemination. Accordingly, actions and omissions of JPMS may affect the value of the JPM Cash Index and, consequently, the value of any instruments linked to the ETF Efficiente Index.

JPMS does not make any warranty or representation whatsoever, express or implied as to the results to be obtained from the use of the JPM Cash Index, or as to the performance and/or the value thereof at any time (past, present or future).

Neither JPMS nor the Index Calculation Agent (whether as a result of negligence or for any other reason) shall be liable to any investor in instruments linked to the ETF Efficiente Index for any error or omission in the calculation of the JPM Cash Index or be under any obligation to advise any person of any error therein or to guarantee the performance and/or value of the JPM Cash Index.

Furthermore, JPMS does not make any representation or warranty, either express or implied, regarding any instruments linked to the ETF Efficiente Index, its performance (present or future) or suitability as an investment or any information supplied to any prospective investor in connection with it. JPMS shall not have any obligation or liability to any prospective investor (whether as a result of negligence or for any other reason) in connection with any instruments linked to the ETF Efficiente Index, including without limitation the administration, marketing or trading thereof.

Investors in any instruments linked to the ETF Efficiente Index should also be aware that any entity within the JPMorgan Chase & Co. group (JPMorgan) is or may be, in respect of the securities comprised in the JPM Cash Index, engaged in securities trading, securities brokerage and financing activities, as well as providing investment banking and financial advisory services. Accordingly, JPMorgan may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of its customers.

Copyright JPMorgan Chase & Co. 2010. All rights reserved.

JPMorgan is the marketing name for JPMorgan Chase & Co. and its subsidiaries and affiliates worldwide. J.P. Morgan Securities LLC is a member of NYSE and SIPC. JPMorgan Chase Bank is a member of FDIC. J.P. Morgan Futures Inc. is a member of the NFA. J.P. Morgan Securities Ltd. and J.P. Morgan plc are authorised by the FSA and members of the LSE. J.P. Morgan Europe Limited is authorised by the FSA. J.P. Morgan Equities Limited is a member of the Johannesburg Securities Exchange and is regulated by the FSB. J.P. Morgan Securities (Asia Pacific) Limited and Jardine Fleming Securities Limited are registered as investment advisers with the Securities & Futures Commission in Hong Kong and their CE numbers are AAJ321 and AAB026 respectively. Jardine Fleming Singapore Securities Pte Ltd is a member of Singapore Exchange Securities Trading Limited and is regulated by the Monetary Authority of Singapore

("MAS"). J.P. Morgan Securities Asia Private Limited is regulated by the MAS and the Financial Supervisory Agency in Japan. J.P.Morgan Australia Limited (ABN 52 002 888 011) is a licensed securities dealer.